As filed with the Securities and Exchange Commission on September 26, 2017

Registration No. 333-220088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANDEAVOR LOGISTICS LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	27-4151603
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

19100 Ridgewood Parkway

San Antonio, TX 78259

Telephone: (210) 626-6000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Kim K. W. Rucker

Andeavor Logistics LP

19100 Ridgewood Parkway

San Antonio, Texas 78259

(210) 626-6000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Robert V. Jewell John B. Clutterbuck Andrews Kurth Kenyon LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Sean T. Wheeler Debbie P. Yee Latham & Watkins LLP 811 Main Street, 37th Floor Houston, Texas 77002 (713) 546-5400	Carrie P. Ryan Western Refining Logistics, LP 19100 Ridgewood Parkway San Antonio, Texas 78259 (210) 626-6000	Alan Beck Lande A. Spottswood Vinson & Elkins L.L.P. 1001 Fannin St Suite 2500 Houston, Texas 77002 (713) 758-2222	William S. Anderson W. Cleland Dade Bracewell LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002 (713) 223-2300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon consummation of the merger described in the enclosed consent statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common units representing limited partner interests	30,102,996	N/A	$1,380,032,235	$159,946

(1)	Computed in accordance with Rule 457(f) under the Securities Act to be $159,946.
(2)	Previously paid in connection with the initial filing of this registration statement on August 22, 2017.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this consent statement/prospectus may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This consent statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY CONSENT STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION—DATED SEPTEMBER 26, 2017.

Dear WNRL Common Unitholders:

Pursuant to an Agreement and Plan of Merger dated as of August 13, 2017 (the “Merger Agreement”), the general partner of Western Refining Logistics, LP (“WNRL”), which is Western Refining Logistics GP, LLC (“WNRL General Partner”), and the general partner of Andeavor Logistics LP (“ALLP”), which is Tesoro Logistics GP, LLC (“ALLP General Partner”), have agreed to combine the businesses of WNRL and ALLP. Pursuant to the Merger Agreement, WNRL Merger Sub LLC, a direct, wholly owned subsidiary of ALLP (“LP Merger Sub”), will merge with and into WNRL, with WNRL being the surviving entity and becoming a wholly owned subsidiary of ALLP (the “Merger”). Concurrently with or as soon as practicable following the effective time of the Merger, WNRL GP Merger Sub LLC, a direct, wholly owned subsidiary of ALLP (“GP Merger Sub”) will merge with and into WNRL General Partner, with WNRL General Partner being the surviving entity and becoming a wholly owned subsidiary of ALLP (the “GP Merger” and, together with the Merger, the “Mergers”). Both WNRL General Partner and ALLP General Partner are indirectly owned by Andeavor (“Andeavor”), and as a result, Andeavor controls both WNRL and ALLP.

As a result of the Mergers, each holder of outstanding common units representing limited partner interests in WNRL (“WNRL Common Units”), will be entitled to receive 0.5233 common units representing limited partner interests in ALLP (“ALLP Common Units” and such exchange ratio, the “Exchange Ratio”), in each case, in consideration for each WNRL Common Unit that such holder owns immediately prior to the effective time of the Merger. In connection with the Merger, 3,634,473 WNRL Common Units owned by Western Refining Southwest, Inc. (“Southwest”), an affiliate of Andeavor, will be cancelled and Southwest will not receive any ALLP Common Units with respect to such cancelled common units. In exchange for such cancellation and for the cancellation of the incentive distribution rights in WNRL as described below, Southwest will receive a newly created special limited partner interest in ALLP that includes any capital account in WNRL associated with such cancelled units and incentive distribution rights immediately prior to the Merger (the “Special Limited Partner Interest”). In exchange for cancelling the TexNew Mex Units held by Southwest (the “WNRL TexNew Mex Units”), as defined in the limited partnership agreement of WNRL, Southwest, as the holder of all of the outstanding WNRL TexNew Mex Units, will be entitled to receive new limited partner interests in ALLP (the “ALLP TexNew Mex Units”) with substantially equivalent rights and obligations to the WNRL TexNew Mex Units. As a result of the GP Merger, WNRL General Partner will continue as the general partner of WNRL with a non-economic general partner interest in WNRL, and its incentive distribution rights in WNRL (“WNRL IDRs”) will be cancelled and cease to exist.

Additionally, at the effective time of the Merger, each phantom unit issued under WNRL’s 2013 Long-Term Incentive Plan (the “WNRL Phantom Units”), whether vested or unvested, will automatically be converted into a phantom unit denominated in ALLP Common Units (the “Converted ALLP Phantom Unit”). The number of WNRL Common Units subject to the WNRL Phantom Units immediately prior to the effective time of the Merger will be converted into a number of ALLP Common Units subject to the Converted ALLP Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). Following the effective time of the Merger, each such Converted ALLP Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable WNRL Phantom Unit immediately prior to the effective time of the Merger.

The closing of the Merger is conditioned upon, among other things, the adoption and effectiveness of the Second Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP (the “ALLP Partnership Agreement”), pursuant to which, at the effective time of the Merger: (i) the incentive distribution rights in ALLP (the “ALLP IDRs”) will be cancelled (the “IDR Exchange”), (ii) the general partner interests in ALLP held by ALLP General Partner will be converted into a non-economic general partner interest in ALLP (the “GP Conversion” and, together with the IDR Exchange, the “IDR/GP Transaction”), and (iii) Andeavor and its affiliates, including ALLP General Partner, will agree to increase existing waivers on distributions to Andeavor and its affiliates by $60 million to an aggregate of $160 million between 2017 and 2019 (the

“Distribution Waiver”). As consideration for the IDR/GP Transaction, ALLP General Partner will be issued 78,000,000 ALLP Common Units simultaneously with the closing of the Merger. The IDR/GP Transaction and the Distribution Waiver have been approved by the board of directors of ALLP General Partner (the “ALLP GP Board”) upon the recommendation of the conflicts committee of the ALLP GP Board (the “ALLP GP Conflicts Committee”).

The conflicts committee (the “WNRL GP Conflicts Committee”) of the board of directors of WNRL General Partner (the “WNRL GP Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby are in, or not opposed to, the best interests of WNRL and the holders of WNRL Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates), approved the Merger Agreement and the transactions contemplated thereby, and resolved to recommend that the holders of WNRL Common Units approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and vote “for” certain compensation that may be paid or become payable to WNRL’s named executive officers that is based on or otherwise relates to the Merger contemplated by the Merger Agreement (the “Non-Binding Compensation Advisory Proposal”), and directed that the Merger Agreement and the Non-Binding Compensation Advisory Proposal be submitted to a vote of holders of WNRL Common Units by written consent.

The approval and adoption of the Merger Agreement and the Merger by WNRL require the affirmative vote or consent of holders of at least a majority of the outstanding WNRL Common Units. Pursuant to the terms of a Support Agreement, dated as of August 13, 2017 by and among ALLP, WNRL and certain Andeavor affiliates (the “Andeavor Support Subsidiaries”) (the “Support Agreement”), the Andeavor Support Subsidiaries, which, as of September 14, 2017, beneficially owned 32,018,847 WNRL Common Units representing approximately 52.5% of the outstanding WNRL Common Units, agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby (the “Andeavor Written Consent”), within two business days after the effectiveness of the registration statement of which this consent statement/prospectus forms a part. The delivery of the Andeavor Written Consent by the Andeavor Support Subsidiaries with respect to the WNRL Common Units they own will be sufficient to adopt the Merger Agreement and thereby approve the Merger, without the receipt of written consent from any other holder of WNRL Common Units.

The WNRL GP Board has set September 28, 2017 as the record date (the “Record Date”) for determining holders of WNRL Common Units entitled to execute and deliver written consents with respect to this consent statement/prospectus. If you are a record holder of outstanding WNRL Common Units as of that date, you may complete, date and sign the enclosed written consent and promptly return it to WNRL. See the section entitled “Written Consents of Holders of WNRL Common Units” beginning on page [●] of this consent statement/prospectus.

This consent statement/prospectus provides you with detailed information about the proposed Mergers and related matters. WNRL encourages you to read the entire document carefully. In particular, please read “Risk Factors” beginning on page 27 of this consent statement/prospectus for a discussion of risks relevant to the Merger and the combined company.

Sincerely,

Gregory J. Goff
Chairman of the Board of Directors
Western Refining Logistics GP, LLC, as the general partner of Western Refining Logistics, LP

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT, THE ISSUANCE OF ALLP COMMON UNITS IN CONNECTION WITH THE MERGER OR ANY OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING CONSENT STATEMENT/PROSPECTUS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document is dated [●], 2017, and is first being mailed to unitholders on or about [●], 2017.

REFERENCES TO ADDITIONAL INFORMATION

This consent statement/prospectus incorporates important business and financial information about ALLP and WNRL from other documents that ALLP and WNRL have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference herein. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find More Information” beginning on page [●]. This information is available for you to review free of charge at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this consent statement/prospectus and any of the documents incorporated by reference herein or other information concerning ALLP or WNRL, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For ALLP:	For WNRL:
Andeavor Logistics LP 19100 Ridgewood Parkway San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@andeavor.com	Western Refining Logistics, LP 19100 Ridgewood Parkway San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@andeavor.com

To obtain timely delivery of these documents prior to the conclusion of the consent process, holders of WNRL Common Units must request the information no later than [●], 2017.

ABOUT THIS CONSENT STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by ALLP (File No. 333-220088), constitutes a prospectus of ALLP under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the ALLP Common Units to be issued to WNRL unitholders pursuant to the Merger Agreement, as such agreement may be amended from time to time.

ALLP has supplied all information contained or incorporated by reference herein relating to ALLP, and WNRL has supplied all information contained or incorporated by reference herein relating to WNRL. ALLP and WNRL have both contributed to the information relating to the Mergers contained in this consent statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with the giving or withholding of any consent or any investment decision in connection with the Merger. ALLP and WNRL have not authorized anyone to provide you with information that is different from that contained or incorporated by reference herein. This consent statement/prospectus is dated [●], 2017, and you should not assume that the information contained in this consent statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this consent statement/prospectus to WNRL unitholders nor the issuance by ALLP of ALLP Common Units pursuant to the Merger Agreement will create any implication to the contrary.

ALLP Common Units and WNRL Common Units are traded on the New York Stock Exchange (“NYSE”) under the symbols “ANDX” and “WNRL”, respectively.

-i-

-ii-

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the Merger Agreement and the proposed Merger. Please note that this section does not address all issues that may be important to you as a WNRL common unitholder. Accordingly, you should carefully read this entire consent statement/prospectus, including each of the annexes, and the documents that have been incorporated by reference into this consent statement/prospectus.

Q:	Why am I receiving this consent statement/prospectus?

A:	This consent statement/prospectus is being provided by WNRL to holders of WNRL Common Units in connection with the proposed Merger and the issuance of ALLP Common Units to holders of WNRL Common Units in connection with the proposed Merger.

WNRL General Partner and ALLP General Partner have agreed to combine the businesses of WNRL and ALLP by merging LP Merger Sub, a direct, wholly owned subsidiary of ALLP, with and into WNRL with WNRL being the surviving entity and becoming a subsidiary of ALLP. The approval and adoption of the Merger Agreement and the Merger by WNRL requires the affirmative vote or consent of holders of at least a majority of the outstanding WNRL Common Units. If you are a record holder of outstanding WNRL Common Units as of the Record Date, you may complete, date and sign the enclosed written consent and promptly return it to WNRL. This consent statement/prospectus contains important information about the Merger Agreement, the Merger and the other actions contemplated thereby, and you should read this consent statement/prospectus carefully.

Q:	Who is entitled to give written consent with respect to the Merger?

A:	The WNRL GP Board has set the close of business on September 28, 2017 as the Record Date for determining holders of outstanding WNRL Common Units entitled to sign and deliver written consents with respect to the Merger. Holders of outstanding WNRL Common Units as of the close of business on the Record Date will be entitled to consent to the approval and adoption of the Merger Agreement and the Merger using the written consent furnished with this consent statement/prospectus.

Q:	What unitholder approval is required to adopt the Merger Agreement?

A:	The approval and adoption of the Merger Agreement and the Merger by WNRL requires the affirmative vote or consent of holders of at least a majority of the outstanding WNRL Common Units. Pursuant to the terms of the Support Agreement, the Andeavor Support Subsidiaries, which, as of September 14, 2017, beneficially owned 32,018,847 WNRL Common Units representing approximately 52.5% of the outstanding WNRL Common Units, have agreed to deliver the Andeavor Written Consent within two business days after the effectiveness of the registration statement of which this consent statement/prospectus forms a part. The delivery of the Andeavor Written Consent by the Andeavor Support Subsidiaries with respect to the WNRL Common Units they own will be sufficient to adopt the Merger Agreement and thereby approve the Merger, without the receipt of written consent from any other holder of WNRL Common Units.

Q:	Does the WNRL GP Conflicts Committee, to which the WNRL GP Board delegated its powers to negotiate and approve the Merger Agreement and the Merger, recommend that holders of WNRL Common Units adopt the Merger Agreement and consent with respect to the Merger?

A:

Yes. The WNRL GP Conflicts Committee has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that these transactions are in, or not opposed to, the best interest of WNRL and the holders of WNRL Common Units (other than Andeavor, ALLP,

ALLP General Partner, WNRL General Partner and their respective affiliates). In considering the recommendation of the WNRL GP Conflicts Committee with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger, you should be aware that directors and executive officers of WNRL General Partner are parties to agreements or participants in other arrangements that give them interests in the Merger that may be different from, or in addition to, your interests as a unitholder of WNRL. You should consider these interests in determining whether to provide your written consent. These different interests are described under “The Merger—Interests of Directors and Executive Officers of WNRL General Partner in the Merger” beginning on page [●] of this consent statement/prospectus.

Q:	What is Andeavor’s relationship with respect to WNRL and ALLP?

A:	Andeavor holds a controlling ownership interest in each of WNRL and ALLP. Andeavor controls WNRL through Andeavor’s indirect ownership of 100% of the membership interests of WNRL General Partner, which owns 100% of the non-economic general partner interest in WNRL, and through Andeavor’s indirect ownership as of September 14, 2017 of approximately 52.5% of the WNRL Common Units. Andeavor controls ALLP through its indirect ownership of 100% of the membership interests of ALLP General Partner, which owns a 2% general partner interest in ALLP, and through its direct and indirect ownership as of September 14, 2017 of approximately 31.5% of the ALLP Common Units. Following the completion of the IDR/GP Transaction and the closing of the Mergers, Andeavor will indirectly own 58.7% of the ALLP Common Units and all of the ALLP TexNew Mex Units and continue to indirectly own 100% of the membership interests of ALLP General Partner, which will own 100% of the non-economic general partner interest in ALLP.

Certain directors and executive officers associated with Andeavor also have a relationship with WNRL and ALLP. For additional information regarding Andeavor’s relationship with WNRL and ALLP, please read “The Merger Andeavor’s Ownership Interest In and Control of WNRL and ALLP” beginning on page [●] of this consent statement/prospectus.

Q:	What is executive officer compensation and why are WNRL unitholders being asked to consent to it?

A:	The SEC has adopted rules that require WNRL to seek a non-binding, advisory vote on the compensation payments that will or may be made to its named executive officers in connection with the Merger. WNRL urges its unitholders to read the section entitled “The Merger—Interests of Directors and Executive Officers of WNRL General Partner in the Merger” beginning on page [●] and “The Merger—Merger-Related Compensation” beginning on page [●].

Q:	What will happen to WNRL as a result of the Merger?

A:	If the Merger is successfully completed, LP Merger Sub will be merged with and into WNRL, with WNRL being the surviving entity, and WNRL will become a wholly owned subsidiary of ALLP.

Q:	What will holders of WNRL Common Units be entitled to receive in the Merger?

A:

Except as set forth below, each holder of WNRL Common Units issued and outstanding immediately prior to the effective time of the Merger will be entitled to receive ALLP Common Units in exchange for such holder’s WNRL Common Units at the Exchange Ratio. If the Exchange Ratio would result in a WNRL unitholder being entitled to receive, after combining all fractional units to which such holder would otherwise be entitled to receive in connection with the Merger, a fraction of an ALLP Common Unit, such holder will receive cash (without interest, rounded to the nearest cent) in lieu of such fractional ALLP Common Unit in an amount equal to the product obtained by multiplying (i) the aggregated amount of the fractional interest in ALLP Common Units to which such holder would be entitled and (ii) an amount equal to the average of the volume weighted average price per unit of ALLP Common Units on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by ALLP and WNRL) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the effective time of the Merger. In connection with the Merger, 3,634,473 WNRL Common Units owned by Southwest, which is an affiliate of Andeavor, will be cancelled and Southwest will not receive any ALLP Common Units with respect to such cancelled units (although Southwest will receive the Special Limited Partner Interest), resulting in an effective implied exchange ratio of 0.4639 ALLP Common Units to be received by Andeavor affiliates. For additional information regarding exchange procedures, please read “The Merger Agreement—Exchange Procedures.”

Q:	What will holders of WNRL TexNew Mex Units, WNRL Phantom Units and WNRL IDRs be entitled to receive in the Merger?

A:	Each WNRL TexNew Mex Unit, all of which are held by Southwest, will be automatically converted into a right to receive an ALLP TexNew Mex Unit, which has substantially equivalent rights and obligations as the WNRL TexNew Mex Unit.

Each WNRL Phantom Unit, whether vested or unvested, will automatically be converted into a Converted ALLP Phantom Unit. The number of WNRL Common Units subject to the WNRL Phantom Units immediately prior to the effective time of the Merger will be converted into a number of ALLP Common Units subject to the Converted ALLP Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). Following the effective time of the Merger, each such Converted ALLP Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable WNRL Phantom Unit immediately prior to the effective time of the Merger.

The WNRL IDRs will be cancelled in the GP Merger and cease to exist. In exchange for such cancellation and the cancellation of 3,634,473 WNRL Common Units owned by Southwest, Southwest will receive the Special Limited Partner Interest.

Q:	Where will WNRL Common Units and ALLP Common Units trade after the Merger?

A:	WNRL Common Units will no longer be publicly traded following the Merger and will be delisted from the NYSE. ALLP Common Units will continue to trade on the NYSE under the symbol “ANDX”.

Q:	What happens to future distributions with respect to WNRL Common Units?

A:	If the Merger is successfully consummated, all outstanding WNRL Common Units (other than the 3,634,473 WNRL Common Units owned by Southwest that will be cancelled) will be converted into the right to receive ALLP Common Units at the Exchange Ratio (subject to the exchange procedures detailed below in “The Merger Agreement—Exchange Procedures”) and will be entitled to receive future distributions on such ALLP Common Units to the same extent as other holders of ALLP Common Units in accordance with the ALLP Partnership Agreement and at the discretion of the ALLP GP Board. ALLP and WNRL will coordinate the record dates of any quarterly distributions during the period from the execution of the Merger Agreement to the date that the Merger is consummated so that no holder of WNRL Common Units will receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable WNRL Common Units or ALLP Common Units received pursuant to the Merger in exchange therefor. For a description of the distribution provisions of the Second Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP (the “WNRL Partnership Agreement”) and the ALLP Partnership Agreement, please read “Comparison of Unitholders’ Rights.”

Q:	How can holders of WNRL Common Units return their written consents with respect to the Merger?

A:	If you hold WNRL Common Units as of the close of business on the Record Date and you wish to submit your consent with respect to the Merger, you must fill out the enclosed written consent, date and sign it, and promptly return it to WNRL. Once you have completed, dated and signed your written consent, deliver it to WNRL by one of the means described in the section entitled “Written Consents of Holders of WNRL Common Units—Submission of Consents.” WNRL does not intend to hold a meeting of holders of WNRL Common Units to consider the Merger Agreement and the Merger.

Q:	Can holders of WNRL Common Units change or revoke their written consents?

A:	Yes. If you are a record holder of WNRL Common Units on the Record Date, you may revoke your consent or, if you have previously revoked your consent, submit a new written consent at any time before the later of 20 business days after the date this consent statement/prospectus is sent to WNRL unitholders and the date on which the consents of a sufficient number of WNRL Common Units to approve the Merger Agreement have been delivered to the secretary of WNRL. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Written Consents of Holders of WNRL Common Units—Submission of Consents,” or delivering a notice of revocation to the secretary of WNRL.

Q:	If my WNRL Common Units are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically consent for me?

A:	No. If you hold your WNRL Common Units in “street name” with a bank, brokerage firm or other nominee, you should follow the instructions provided by your bank, brokerage firm or other nominee.

Q:	Should holders of WNRL Common Units tender their WNRL Common Units now?

A:	No. After the Merger is completed, holders of WNRL Common Units who hold their WNRL Common Units in certificated or book entry form will receive written instructions for exchanging their WNRL Common Units. If you own WNRL Common Units in “street name,” the merger consideration should be credited to your account in accordance with the policies and procedures of your broker or nominee within a few days following the closing date of the Merger.

Q:	When will the Merger be completed?

A:	WNRL and ALLP are working to complete the Merger as soon as possible. A number of conditions must be satisfied before WNRL and ALLP can complete the Merger. WNRL and ALLP expect to complete the Merger as soon as practicable following the effectiveness of the registration statement of which this consent statement/prospectus forms a part. Please read “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	What happens if I sell or transfer my WNRL Common Units before the consent process concludes?

A:	If you transfer your WNRL Common Units after the Record Date but before the consent process concludes, you will, unless special arrangements are made, retain your right to consent with respect to the Merger. However, if you transfer your WNRL Common Units before the consent process concludes, you will not receive the ALLP Common Units at the Exchange Ratio for the WNRL Common Units you have transferred.

Q:	What percentage of ALLP Common Units will current holders of WNRL Common Units own after the successful consummation of the Merger?

A:	If the Merger is successfully completed, public unaffiliated holders of WNRL Common Units prior to the Merger, not including the Andeavor Support Subsidiaries, will collectively receive ALLP Common Units representing approximately 7% of the outstanding ALLP Common Units (taking into account the effectiveness of the IDR/GP Transaction).

Q:	What are the expected U.S. federal income tax consequences of the Merger to WNRL Unitholders?

A:	It is expected that WNRL unitholders who receive ALLP Common Units in exchange for their WNRL Common Units should not recognize any income or gain for U.S. federal income tax purposes as a result of the Merger. It is possible that a WNRL unitholder could recognize taxable income or gain (i) with respect to any actual or deemed distributions made to a holder in an amount in excess of the holder’s tax basis in the holder’s units, including as a result of cash received in lieu of fractional ALLP Common Units or a net decrease in such holder’s share of nonrecourse liabilities as a result of the Merger, or (ii) to the extent such holder is treated as receiving any non-pro rata merger consideration. WNRL and ALLP do not expect any WNRL unitholders to recognize income or gain in this manner. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Are holders of WNRL Common Units entitled to appraisal rights?

A:	No. Holders of WNRL Common Units do not have appraisal rights under applicable law or contractual appraisal rights under the WNRL Partnership Agreement or the Merger Agreement.

Q:	Who do I call if I have further questions about the Merger Agreement or the Merger?

A:	Holders of WNRL Common Units may call WNRL’s Investor Relations Department at 1-800-837-6768 if they have further questions or if they would like additional copies, without charge, of this consent statement/prospectus.

SUMMARY

This summary highlights selected information included in this consent statement/prospectus and does not contain all the information that may be important to you. To fully understand the Merger Agreement and the transactions contemplated thereby and for a more complete description of the terms of the Merger Agreement, you should read carefully this entire consent statement/prospectus, including the annexes, as well as the documents incorporated by reference into this consent statement/prospectus, and the other documents to which you are referred. In addition, ALLP and WNRL incorporate by reference important business and financial information about ALLP and WNRL into this document, as further described in the section entitled “Where You Can Find More Information” beginning on page [●]. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●]. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Companies (page [●])

Andeavor Logistics LP

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

ALLP is a fee-based, growth-oriented Delaware limited partnership formed in December 2010 by Andeavor and its wholly owned subsidiary, ALLP General Partner, to own, operate, develop and acquire logistics assets. ALLP completed its initial public offering in April 2011. Andeavor controls ALLP through its indirect ownership of 100% of the membership interests of ALLP General Partner, which holds a 2% economic general partner interest in ALLP, and it also directly or indirectly owned approximately 31.5% of the ALLP Common Units as of September 14, 2017. ALLP is a full-service logistics company operating in the western and mid-continent regions of the United States. ALLP owns and operates networks of crude oil, refined products and natural gas pipelines, terminals with dedicated and non-dedicated storage capacity for crude oil and refined products, rail facilities with loading and off-loading capabilities, marine terminals, a trucking fleet, natural gas processing and fractionation complexes. ALLP’s assets are organized in two segments: (i) Gathering and Processing and (ii) Terminalling and Transportation.

Western Refining Logistics, LP

19100 Ridgewood Parkway,

San Antonio, TX 78259

Phone: (210) 626-6000

WNRL is a Delaware master limited partnership that commenced operations in October 2013. WNRL General Partner holds all of the non-economic general partner interests in WNRL and is owned (indirectly) 100% by Andeavor. Andeavor controls WNRL through its indirect ownership of 100% of the membership interests of WNRL General Partner, which owns 100% of the non-economic general partner interest in WNRL, and its indirect ownership of approximately 52.5% of the WNRL Common Units as of September 14, 2017. WNRL is principally a fee-based, growth-oriented limited partnership that owns, operates, develops and acquires logistics and related assets and businesses to include terminals, storage tanks, pipelines and other logistics assets related to the terminalling, transportation, storage and distribution of crude oil and refined products. WNRL’s assets and operations include 705 miles of pipelines, approximately 12.4 million barrels of active storage capacity, distribution of wholesale petroleum products and crude oil and asphalt trucking.

LP Merger Sub

c/o Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

LP Merger Sub, whose legal name is WNRL Merger Sub LLC, is a direct, wholly owned subsidiary of ALLP. Upon the completion of the Merger, LP Merger Sub will cease to exist. LP Merger Sub was formed in Delaware on August 4, 2017 for the sole purpose of effecting the Merger.

GP Merger Sub

c/o Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

GP Merger Sub, whose legal name is WNRL GP Merger Sub LLC, is a direct, wholly owned subsidiary of ALLP. Upon the completion of the GP Merger, GP Merger Sub will cease to exist. GP Merger Sub was formed in Delaware on August  4, 2017 for the sole purpose of effecting the GP Merger.

The Merger, the GP Merger and the Merger Agreement (pages [●] and [●])

The terms and conditions of the Merger are contained in the Merger Agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

The WNRL GP Conflicts Committee (pursuant to the power delegated to it by the WNRL GP Board) and the ALLP GP Board have each unanimously approved the Merger Agreement. The Merger Agreement provides for the acquisition of WNRL by ALLP through the merger of LP Merger Sub, a wholly owned subsidiary of ALLP, with and into WNRL, with WNRL continuing as the surviving entity of the Merger. Each WNRL unitholder (other than with respect to the 3,634,473 WNRL Common Units owned by Andeavor’s affiliate, Southwest, which will be cancelled in exchange for the Special Limited Partnership Interest) will be entitled to receive 0.5233 ALLP Common Units in exchange for each WNRL Common Unit that such holder owns immediately prior to the effective time of the Merger. As a result of cancelling the 3,634,473 WNRL Common Units owned by Southwest, the effective exchange ratio is 0.4639 ALLP Common Units to be received by Andeavor affiliates.

Each WNRL TexNew Mex Unit, all of which are held by Southwest, will be automatically converted into a right to receive an ALLP TexNew Mex Unit, which has substantially equivalent rights and obligations as the WNRL TexNew Mex Unit.

Each WNRL Phantom Unit, whether vested or unvested, will automatically be converted into a Converted ALLP Phantom Unit, with the number of ALLP Common Units subject to the Converted ALLP Phantom Units equal to the product (rounded down to the nearest whole number) of (i) the number of WNRL Common Units subject to such WNRL Phantom Unit immediately prior to the effective time of the Merger multiplied by (ii) the Exchange Ratio. Following the effective time of the Merger, each such Converted ALLP Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable WNRL Phantom Unit immediately prior to the effective time of the Merger.

Concurrently with or as soon as practicable following the effective time of the Merger, GP Merger Sub will merge with and into WNRL General Partner, with WNRL General Partner being the surviving entity, and the WNRL IDRs will be cancelled and cease to exist. In exchange for such cancellation and the cancellation of 3,634,473 WNRL Common Units owned by Southwest, as described above, Southwest will receive the Special Limited Partner Interest.

Second Amended and Restated ALLP Partnership Agreement (page [●])

The closing of the Merger is conditioned upon, among other things, the adoption and effectiveness of the ALLP Partnership Agreement, which is attached to this consent statement/prospectus as Annex C. The modifications to the First Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, as amended (the “Current ALLP Partnership Agreement”), contained within the ALLP Partnership Agreement, among other things, will reflect: (i) the cancellation of the incentive distribution rights in ALLP, (ii) the conversion of the general partner interests in ALLP held by ALLP General Partner into a non-economic general partner interest in ALLP, (iii) the reduction in aggregate quarterly distributions to Andeavor (inclusive of amounts remaining under the $100 million waiver announced in November 2016) in respect of the ALLP Common Units by (a) $12,500,000 per quarter commencing with distributions with respect to the quarter ending September 30, 2017 and ending with distributions with respect to the quarter ending December 31, 2017, (b) $15,000,000 per quarter commencing with distributions with respect to the quarter ending March 31, 2018 and ending with distributions with respect to the quarter ending December 31, 2018, and (c) $12,500,000 per quarter commencing with distributions with respect to the quarter ending March 31, 2019 and ending with distributions with respect to the quarter ending December 31, 2019, and (iv) the creation and issuance of the ALLP TexNew Mex Units. If adopted, the ALLP Partnership Agreement will become effective at the effective time of the Mergers. See “The Merger—Sponsor Equity Restructuring Agreement and Second Amended and Restated ALLP Partnership Agreement.” For additional information regarding the ALLP Partnership Agreement, see “Comparison of Unitholders Rights—ALLP Unitholders.”

Required Approval of the Merger by WNRL Unitholders (page [●])

The approval and adoption of the Merger Agreement and the Merger by WNRL requires the affirmative vote or consent of holders of at least a majority of the outstanding WNRL Common Units. Pursuant to the terms of the Support Agreement, the Andeavor Support Subsidiaries, which as of September 14, 2017 beneficially owned 32,018,847 WNRL Common Units representing approximately 52.5% of the outstanding WNRL Common Units, have agreed to deliver the Andeavor Written Consent within two business days after the effectiveness of the registration statement of which this consent statement/prospectus forms a part. The delivery of the Andeavor Written Consent by the Andeavor Support Parties with respect to the WNRL Common Units they own will be sufficient to adopt the Merger Agreement and thereby approve the Merger, without the receipt of written consent from any other holder of WNRL Common Units. See “Written Consents of Holders of WNRL Common Units” beginning on page [●].

Andeavor’s Ownership Interest in and Control of WNRL and ALLP (page [●])

Andeavor holds a controlling ownership interest in each of WNRL and ALLP. Andeavor controls WNRL through Andeavor’s indirect ownership of 100% of the membership interests of WNRL General Partner, which owns 100% of the non-economic general partner interest in WNRL, and through Andeavor’s indirect ownership as of September 14, 2017 of approximately 52.5% of the WNRL Common Units. Andeavor controls ALLP through its indirect ownership of 100% of the membership interests of ALLP General Partner, which owns a 2% general partner interest in ALLP, and through its direct and indirect ownership as of September 14, 2017 of approximately 31.5% of the ALLP Common Units. Following the completion of the IDR/GP Transaction and the closing of the Mergers, Andeavor will indirectly own 58.7% of the ALLP Common Units and all of the TexNew Mex Units and continue to indirectly own 100% of the membership interests of ALLP General Partner.

Recommendation of the WNRL GP Conflicts Committee (page [●])

The WNRL GP Conflicts Committee, pursuant to the powers delegated to it by the WNRL GP Board, recommends that you deliver your written consent “FOR” the Merger Agreement and the transactions contemplated thereby, including the Merger, and on a non-binding, advisory basis, “FOR” the compensation payments that will or may be made to WNRL’s named executive officers in connection with the Merger. For a further discussion of the recommendation of the WNRL GP Conflicts Committee, please read “The Merger—Recommendation of the WNRL GP Conflicts Committee” beginning on page [●].

Reasons for the Recommendation of the WNRL GP Conflicts Committee (page [●])

The reasons for the recommendation of the WNRL GP Conflicts Committee are described in the section entitled “The Merger—Reasons for the Recommendation of the WNRL GP Conflicts Committee” beginning on page [●].

Opinion of Financial Advisor to the WNRL GP Conflicts Committee (page [●])

In connection with the Merger, the WNRL GP Conflicts Committee’s financial advisor, Citigroup Global Markets Inc. (“Citi”), delivered a written opinion, dated August 12, 2017, to the WNRL GP Conflicts Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio provided for pursuant to the Merger Agreement. The full text of Citi’s written opinion, dated August 12, 2017, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this consent statement/prospectus and is incorporated into this consent statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the WNRL GP Conflicts Committee (in its capacity as such) in connection with its evaluation of the Exchange Ratio from a financial point of view and did not address any other terms, aspects or implications of the Merger or related transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of WNRL General Partner to effect the Merger or any related transactions, the relative merits of the Merger or any related transactions as compared to any alternative business strategies or opportunities that might exist for WNRL or the effect of any other transaction in which WNRL might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any related transactions or otherwise.

No ALLP Unitholder Approval Required (page [●])

The approval and adoption of the Merger Agreement and the Merger by ALLP does not require the affirmative vote or consent of the ALLP common unitholders.

Interests of Directors and Executive Officers of WNRL General Partner in the Merger (page [●])

WNRL General Partner’s executive officers and directors have interests in the Merger and related transactions, including the IDR/GP Transaction, that may be different from, or in addition to, the interests of WNRL unitholders generally. The members of the WNRL GP Conflicts Committee were aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that WNRL unitholders approve the Merger. These interests are described in more detail in the section entitled “The Merger—Interests of Directors and Executive Officers of WNRL General Partner in the Merger” beginning on page [●].

Conditions to the Completion of the Merger (page [●])

Under the Merger Agreement, the respective obligations of ALLP, ALLP General Partner, WNRL, WNRL General Partner, LP Merger Sub and GP Merger Sub to complete the Merger and the GP Merger are subject to the satisfaction or waiver at or prior to the closing of the following conditions:

•	Effectiveness of the Registration Statement. The registration statement of which this consent statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

•	Written Consent. The written consent of holders of a majority of the outstanding WNRL Common Units approving the Merger Agreement and the transactions contemplated thereby must have been obtained in accordance with applicable law and filed with the minutes of proceedings of WNRL, and such written consent must not have been amended, modified, withdrawn, terminated or revoked.

•	No Orders. There must not have been enacted, issued, promulgated, enforced or entered by any court or other governmental entity of competent jurisdiction any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement.

•	NYSE Listing. The ALLP Common Units issuable to the holders of WNRL Common Units issued and outstanding immediately prior to the Merger (other than the 3,634,473 WNRL Common Units owned by Southwest which will be cancelled in the Merger) pursuant to the Merger Agreement must have been authorized for listing on the NYSE upon official notice of issuance.

•	Tax Opinions. ALLP and WNRL must have received tax opinions from their respective legal counsel relating the classification of their gross income as “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended (the ”Internal Revenue Code”).

•	ALLP Partnership Agreement Amendment. ALLP General Partner must have executed and delivered to ALLP the ALLP Partnership Agreement, providing for, among other things, (i) the cancellation of the ALLP incentive distribution rights and (ii) conversion of the ALLP general partner interest owned by ALLP General Partner into a non-economic general partner interest in ALLP, which amendment must be effective as of the effective time.

Under the Merger Agreement, the obligations of ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of WNRL regarding aspects of its capitalization must be true and correct as of the date of the Merger Agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect;

•	the representations and warranties of WNRL regarding the absence of any material adverse effect on WNRL and its subsidiaries since December 31, 2016 must be true and correct as of the date of the Merger Agreement;

•

certain representations and warranties of WNRL regarding organization and good standing, corporate authority, approval and fairness, and takeover statutes must be true and correct, without regard to materiality, material adverse effect, or similar qualifiers, in all material respects as of the date of the

Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of WNRL must be true and correct, without regard to materiality, material adverse effect, or similar qualifiers, as of the date of the Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	WNRL and WNRL General Partner must have performed and complied with in all material respects all of their respective obligations under the Merger Agreement required to be performed or complied with at or prior to the date of the closing;

•	ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub must have received a certificate signed by an executive officer of WNRL to the effect that the foregoing closing conditions have been satisfied;

•	there must not have occurred any material adverse effect on WNRL and its subsidiaries since the date of the Merger Agreement; and

•	ALLP must have received an opinion from Latham & Watkins LLP related to certain tax matters as outlined in the Merger Agreement.

Under the Merger Agreement, the obligation of WNRL and WNRL General Partner to complete the Merger and GP Merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of ALLP and ALLP General Partner regarding aspects of their capitalization and the capitalization of LP Merger Sub and GP Merger Sub must be true and correct as of the date of the Merger Agreement and as of the date of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect;

•	the representations and warranties of ALLP and ALLP General Partner regarding the absence of any ALLP material adverse effect must be true and correct as of the date of the Merger Agreement;

•	certain representations and warranties of ALLP regarding due organization and good standing, corporate authority, and takeover statutes must be true and correct, without regard to materiality, material adverse effect, or similar qualifiers, in all material respects as of the date of the Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of ALLP must be true and correct, without regard to materiality, material adverse effect, or similar qualifiers, as of the date of the Merger Agreement and as of the date of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub must have performed and complied with in all material respects all of their respective obligations under the Merger Agreement required to be performed or complied with at or prior to the closing;

•	WNRL and WNRL General Partner must have received a certificate signed by an executive officer of ALLP to the effect that the foregoing closing conditions have been satisfied; and

•	WNRL must have received an opinion from Vinson & Elkins L.L.P. related to certain tax matters as outlined in the Merger Agreement.

Termination (page [●])

WNRL and ALLP may terminate the Merger Agreement and abandon the Merger and the GP Merger at any time prior to the effective time of the Merger by mutual written consent of WNRL and ALLP.

The Merger Agreement may also be terminated and abandoned by either WNRL or ALLP if:

•	the completion of the Merger does not occur by February 14, 2018 (the “termination date”); or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

In addition, the Merger Agreement may be terminated and abandoned by WNRL and WNRL General Partner if there has been a breach of any representation, warranty, covenant or agreement made by ALLP, ALLP General Partner, LP Merger Sub or GP Merger Sub in the Merger Agreement, or any such representation or warranty shall have become untrue after the date of the Merger Agreement, such that the condition to closing relating to the accuracy of the representations of ALLP and ALLP General Partner or the condition to closing relating to the covenants or agreements of ALLP would not be satisfied, and such breach or condition is not curable or, if curable, is not cured by the termination date.

The Merger Agreement may be further terminated or abandoned by ALLP and ALLP General Partner if there has been a breach of any representation, warranty, covenant or agreement made by WNRL and WNRL General Partner in the Merger Agreement, or any such representation or warranty shall have become untrue after the date of the Merger Agreement, such that the condition to closing relating to the accuracy of the representations of WNRL and WNRL General Partner or the condition to closing relating to the covenants or agreements of WNRL would not be satisfied, and such breach or condition is not curable or, if curable, is not cured by the termination date.

No Dissenters’ Rights (page [●])

Holders of WNRL Common Units do not have appraisal rights under applicable law or contractual appraisal rights under the WNRL Partnership Agreement or the Merger Agreement.

Regulatory Matters (page [●])

In connection with the Merger, ALLP intends to make all required filings under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as any required filings or applications with the NYSE. WNRL and ALLP are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

The Merger is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and therefore no filings with respect to the Merger were required with the Federal Trade Commission (“FTC”) or the Antitrust Division of the Department of Justice (“DOJ”).

Sponsor Equity Restructuring Agreement (page [●])

Pursuant to the terms of a Sponsor Equity Restructuring Agreement, dated as of August 13, 2017, by and among ALLP, ALLP General Partner and Andeavor (the “Sponsor Equity Restructuring Agreement”), concurrently with the closing of the transactions contemplated by the Merger Agreement, (i) ALLP will issue 78,000,000 ALLP Common Units to ALLP General Partner in consideration for the IDR/GP Transaction and (ii) Andeavor will indemnify and reimburse ALLP and certain of its subsidiaries for, among other matters, certain losses and costs relating to (A) ALLP’s operation and ownership of the WNRL assets and (B) any spill or leak of hazardous materials prior to the completion of an environmental, health and safety assessment and mechanical integrity review (“EHS Review”) of the WNRL assets and the costs of any remediation or upgrades identified by the EHS Review. The Sponsor Equity Restructuring Agreement also requires the adoption of the ALLP Partnership Agreement. See “Sponsor Equity Restructuring Agreement.” A copy of the Sponsor Equity Restructuring Agreement is attached to this consent statement/prospectus as Annex D and is incorporated herein by reference. You should read the Sponsor Equity Restructuring Agreement because it, and not this consent statement/prospectus, is the legal document that governs the terms of the Sponsor Equity Restructuring Agreement.

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

The tax consequences of the Merger to each WNRL unitholder will depend on such unitholder’s own situation. The tax discussions in this consent statement/prospectus focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that acquired their units for cash and hold their units as capital assets, and these discussions have only limited application to other unitholders. Unitholders are urged to consult their tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the Merger to them.

For U.S. federal income tax purposes, the Merger is intended to be a “merger” of WNRL and ALLP with ALLP treated as the resulting partnership following the Merger.

Accordingly, WNRL will be deemed to contribute all of its assets to ALLP in exchange for ALLP Common Units, the assumption of WNRL’s liabilities and cash in lieu of fractional ALLP Common Units, followed by a liquidation of WNRL in which ALLP Common Units and cash are distributed to WNRL unitholders. Except with respect to actual or deemed distributions made to a WNRL unitholder in an amount in excess of the unitholder’s tax basis in the unitholder’s units, including as a result of the cash received in lieu of fractional ALLP Common Units or a net decrease in a unitholder’s share of nonrecourse liabilities, no gain or loss should be recognized for U.S. federal income tax purposes by WNRL unitholders as a result of the Merger. Following the Merger, each holder of ALLP Common Units, including the ALLP unitholders and WNRL unitholders that receive ALLP Common Units in the Merger, will be treated as a partner of ALLP for U.S. federal income tax purposes. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger.”

Accounting Treatment of the Merger (page [●])

In accordance with the guidance under Accounting Standards Codification Topic 805: Business Combinations, the Merger transactions will be accounted for as a reorganization of entities under common control. The assets and liabilities of WNRL and WNRL General Partner transferred between entities under common control will be recorded by ALLP based on Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting.

Listing of ALLP Common Units; Delisting and Deregistration of WNRL Common Units (page [●])

ALLP expects to obtain approval to list the ALLP Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the closing of the Merger. Assuming that such approval is obtained, ALLP expects the ALLP Common Units to be issued pursuant to the Merger Agreement to be quoted on the NYSE under the symbol “ANDX”.

Expenses (page [●])

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, will be paid by the party incurring such expenses, except that ALLP and WNRL shall each pay for one-half of (a) any filing fees with respect to the registration statement of which this consent statement/prospectus forms a part and (b) the costs of printing and mailing of the consent statement/prospectus.

Comparison of Unitholders’ Rights (page [●])

The rights of holders of WNRL Common Units who receive ALLP Common Units in the Merger will be governed by the ALLP Partnership Agreement. As a result, the holders of WNRL Common Units will have different rights once they become unitholders of ALLP due to the differences between the ALLP Partnership Agreement and the WNRL Partnership Agreement (as defined above). The key differences are described in the section entitled “Comparison of Unitholders’ Rights” beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLP

The following table presents selected historical consolidated financial data for ALLP as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and selected historical condensed consolidated financial data as of and for the six months ended June 30, 2017 and 2016. The consolidated financial data for each of the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 have been derived from ALLP’s selected financial data and audited consolidated financial statements included in its Current Report on Form 8-K, filed on August 21, 2017, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data of ALLP for each of the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from ALLP’s selected financial data as presented in Item 6 of its Current Report on Form 8-K dated August 21, 2017, which includes the recasted historical results of predecessors from acquisitions with Andeavor. The selected historical condensed consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from ALLP’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which is incorporated by reference herein in its entirety. The selected historical condensed consolidated financial data as of June 30, 2016 has been derived from ALLP’s historical records adjusted for transactions with Andeavor on July 1, 2016, September 22, 2016 and November 21, 2016. As these were transactions between entities under common control, ALLP recognizes those assets at Andeavor’s basis as of June 30, 2016.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in ALLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, its Current Report on Form 8-K, filed on August 21, 2017, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,					Six Months Ended June 30,
	2016(a)	2015(a)	2014(a)	2013(a)	2012(a)	2017	2016(a)
	(In millions, except per unit amounts)
Statements of Consolidated Operations Data:
Revenues	$1,220	$1,112	$600	$313	$164	$833	$593
Net Earnings	$315	$249	$56	$18	$48	$202	$161
Loss Attributable to Predecessors	24	43	46	62	9	—	14
Net Earnings Attributable to Noncontrolling Interests	—	(20)	(3)	—	—	—	—

Net Earnings Attributable to Partners	$339	$272	$99	$80	$57	$202	$175
General Partner’s Interest in Net Earnings, Including Incentive Distribution Rights	$152	$73	$43	$12	$3	$77	$68
Common Unitholders’ Interest in Net Earnings	$187	$199	$43	$46	$28	$125	$107
Subordinated Unitholder’s Interest in Net Earnings	$—	$—	$13	$22	$26	$—	$—
Net Earnings per Limited Partner Unit
Common—Basic	$1.87	$2.33	$0.96	$1.48	$1.90	$1.15	$1.12
Common—Diluted	$1.87	$2.33	$0.96	$1.47	$1.89	$1.15	$1.12
Subordinated—Basic and Diluted	$—	$—	$0.62	$1.35	$1.47	$—	$—
Cash Distributions per Unit	$3.3070	$2.8350	$2.4125	$2.0175	$1.6050	$1.8500	$1.5900

	As of December 31,					As of June 30,
	2016	2015(a)	2014(a)	2013(a)	2012(a)	2017	2016(a)
	(In millions)
Consolidated Balance Sheet Data:
Total Assets	$5,860	$5,131	$4,955	$1,560	$381	$5,839	$5,753
Total Debt, Net of Unamortized Issuance Costs	$4,054	$2,844	$2,544	$1,141	$344	$3,779	$3,218

(a)	Includes the historical results related to ALLP and predecessors for years 2016, 2015 and 2014. For years 2013 and 2012, recasted amounts for the recent 2016 dropdowns are not shown because management does not believe presentation of these impacts is material to an investor’s understanding of ALLP’s current operations.

Effective July 1, 2016, ALLP agreed to purchase certain terminalling and storage assets owned by Andeavor, which was completed in two phases. On July 1, 2016, ALLP completed the acquisition of the first phase consisting of tankage and ancillary facilities used for the operations at Andeavor’s Kenai Refinery. The second phase was completed on September 16, 2016 and consisted of refined product terminals in Anchorage and Fairbanks. Effective November 21, 2016, ALLP acquired certain terminalling and storage assets located in Martinez, California from subsidiaries of Andeavor including crude oil, feedstock and refined product storage capacity at Andeavor’s Martinez Refinery along with the Avon marine terminal capable of handling feedstock and refined products. The historical results have been retrospectively adjusted to include the combined financial results of these assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WNRL

The following table presents selected historical consolidated financial data for WNRL as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and selected historical condensed consolidated financial data as of and for the six months ended June 30, 2017 and 2016. The consolidated financial data for each of the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 have been derived from WNRL’s selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data of WNRL for each of the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from WNRL’s selected financial data as presented in Item 6 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which included the recasted historical results of predecessors from acquisitions with Western Refining, Inc. (“Western Refining”). The selected historical condensed consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from WNRL’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which is incorporated by reference herein in its entirety. The selected historical condensed consolidated financial data as of June 30, 2016 has been derived from WNRL’s historical records adjusted for the transaction with Western Refining on September 15, 2016. As this transaction was between entities under common control, WNRL recognizes those assets at Western Refining’s basis as of June 30, 2016.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in WNRL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017	2016
	(In thousands, except per unit amounts)
Statements of Consolidated Operations Data:					Predecessor
Total Revenues	$2,222,718	$2,599,867	$3,501,888	$3,407,128	$3,474,920	$1,232,201	$1,046,641
Total Operating Costs and Expenses	2,152,623	2,544,073	3,466,281	3,454,156	3,525,408	1,180,800	1,016,856

Operating Income (Loss)	70,095	55,794	35,607	(47,028)	(50,488)	51,401	29,785
Net Income (Loss)	43,347	32,706	32,908	(47,295)	(50,214)	38,614	15,737
Less Net Loss Attributable to General Partner	(23,309)	(29,867)	(20,084)	(55,823)		—	(16,144)

Net Earnings Attributable to Limited Partners	$66,656	$62,573	$52,992	$8,528		$38,614	$31,881

Net Income per Limited Partner Unit:
Common—Basic	$1.16	$1.31	$1.16	$0.19		$0.52	$0.61
Common—Diluted	$1.16	$1.30	$1.15	$0.19		$0.52	$0.61
Subordinated—Basic and Diluted	$1.21	$1.30	$1.15	$0.19		$0.51	$0.64
Weighted Average Limited Partner Units Outstanding:
Common—Basic	29,979	24,084	23,059	22,811		53,364	25,429
Common—Diluted	29,994	24,099	23,107	22,813		53,372	25,441
Subordinated—Basic and Diluted	22,811	22,811	22,811	22,811		7,562	22,811
Distribution per Common and Subordinated Unit	$1.6750	$1.4875	$1.2550	$0.2407		$0.8900	$0.7950

	As of December 31,					As of June 30,
	2016	2015	2014	2013	2012	2017	2016(a)
	(In Thousands)
Consolidated Balance Sheet Data:					Predecessor
Cash and Cash Equivalents	$14,652	$44,605	$54,298	$84,004	$5	$10,531	$17,562
Property, Plant and Equipment, Net	412,170	430,141	403,997	346,737	158,080	409,370	425,947
Total Assets	580,854	610,222	602,564	478,624	185,462	564,871	588,956
Total Debt	313,032	437,467	267,016	—	—	314,022	313,152
Total Liabilities	482,530	570,632	412,303	14,062	6,480	484,619	466,903
Division Equity	—	108,013	217,355	231,210	178,982	—	104,971
Partners’ Capital	98,324	(68,423)	(27,094)	233,352	—	80,252	17,082
Total Liabilities, Division Equity and Partners’ Capital	$580,854	$610,222	$602,564	$478,624	$185,462	$564,871	$588,956

(a)	The historical results have been retrospectively adjusted to include the combined financial results of the St. Paul Park logistics assets. On September 15, 2016, WNRL acquired certain terminalling, transportation and storage assets from a wholly-owned subsidiary of Andeavor consisting of the Cottage Grove tank farm and certain terminals, storage assets, pipelines and other logistics assets located at Andeavor’s St. Paul Park refinery.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial statements, which are referred to as the unaudited pro forma financial statements, have been prepared to assist in the analysis of financial effects of the Merger between ALLP and WNRL. The information under “Pro Forma Statement of Combined Operations Data” in the table below gives effect to the Merger and related transactions, including the IDR/GP Transaction, as if they had been consummated on January 1, 2016, the beginning of the earliest period presented. The information under “Pro Forma Combined Balance Sheet Data” in the table below assumes the merger and related transactions had been consummated on June 30, 2017.

As of the date of this filing, ALLP has not completed the identification of all adjustments necessary to conform WNRL’s accounting policies to ALLP’s accounting policies. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below.

The information presented below should be read in conjunction with the historical consolidated financial statements and related notes of ALLP and WNRL filed by each with the SEC, and incorporated by reference into this document, and with the unaudited pro forma condensed combined financial statements of ALLP and WNRL, including the related notes, appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●]. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of results that actually would have occurred or that may occur in the future had the Merger been completed on the dates indicated, or the future operating results or financial position of the combined company following the Merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page [●].

(in millions, except per unit amounts)	Year Ended December 31, 2016	Six Months Ended June 30, 2017
Pro Forma Statement of Combined Operations Data:
Revenues	$3,440	$2,063
Net Earnings	$329	$219
Limited Partners’ Interest in Net Earnings	$377	$219
Net Earnings per Unit:
Basic	$1.83	$1.02
Diluted	$1.83	$1.02
Distributions per Unit	$2.06	$1.13

Pro Forma Combined Balance Sheet Data:	As of June 30, 2017
Total Current Assets	$400
Total Assets	$8,150
Debt, Net of Unamortized Issuance Costs and Premiums	$4,133
Total Liabilities	$4,570
Total Equity	$3,580

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER UNIT FINANCIAL INFORMATION

Presented below are ALLP’s and WNRL’s historical and pro forma per unit data for the year ended December 31, 2016 and six months ended June 30, 2017. Except for the historical information for the year ended December 31, 2016, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of ALLP and WNRL filed by each with the SEC, and incorporated by reference in this consent statement/prospectus, and with the unaudited pro forma condensed combined financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger and related transactions, including the IDR/GP Transaction, had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results.

The historical book value per unit is computed by dividing unitholders’ equity by the number of common units outstanding at the end of the period. The pro forma earnings per unit of the combined company is computed by dividing the pro forma earnings by the pro forma weighted average number of units outstanding. The pro forma book value per unit of the combined company is computed by dividing total pro forma unitholders’ equity by the pro forma number of common units outstanding at the end of the period. The pro forma book value per unit of the combined company is computed as if the Merger and related transactions, including the IDR/GP Transaction, had been completed on June 30, 2017.

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
ALLP Historical Data:
Net earnings per limited partner unit (per basic unit)	$1.87	$1.15
Net earnings per limited partner unit (per diluted unit)	$1.87	$1.15
Cash distributions paid per unit	$3.307	$1.850
Net book value per limited partner unit	$15.61	$17.11

WNRL Historical Data:
Net income per limited partner unit (per basic unit)	$1.16	$0.52
Net income per limited partner unit (per dilutive unit)	$1.16	$0.52
Net income per subordinated partner unit (per basic and dilutive unit)	$1.21	$0.51
Cash distributions paid per unit	$1.63	$0.89
Net book value per limited partner unit	$1.71	$1.50

Pro Forma Combined Data:
Net earnings attributable to combined company (per basic unit)	$1.83	$1.02
Net earnings attributable to combined company (per diluted unit)	$1.83	$1.02
Cash distributions paid per unit	$2.06	$1.13
Net book value per unit	N/A	$17.41

	Year Ended December 31, 2016	Six Months Ended June 30, 2017

Pro Forma Combined Equivalent Data(a):
Net earnings attributable to combined company (per basic unit)	$0.90	$0.50
Net earnings attributable to combined company (per diluted unit)	$0.90	$0.50
Cash distributions paid per unit	$1.01	$0.56
Net book value per unit	N/A	$8.57

(a)	Determined using the pro forma combined per unit data multiplied by 0.4921 (the implied blended exchange ratio of a WNRL unit for an ALLP unit, taking into account the cancellation immediately prior to the Merger of 3,634,473 WNRL Common Units owned by Southwest, an affiliate of Andeavor).

COMPARATIVE PER UNIT MARKET PRICE AND DISTRIBUTION INFORMATION

ALLP Market Price and Distribution Information

ALLP Common Units are listed on the NYSE under the symbol “ANDX.” The following table sets forth the high and low prices per ALLP Common Unit for the periods indicated and the cash distributions per ALLP Common Unit declared in the periods indicated, in each case, rounded to the nearest whole cent. ALLP’s fiscal year ends on December 31.

	High ($)	Low ($)	Distribution ($)
2014:
Third Quarter	73.78	66.51	0.615
Fourth Quarter	68.83	51.29	0.643

2015:
First Quarter	59.21	51.42	0.668
Second Quarter	59.86	53.29	0.695
Third Quarter	57.42	40.46	0.723
Fourth Quarter	56.10	41.64	0.750

2016:
First Quarter	50.83	36.67	0.780
Second Quarter	50.68	41.66	0.810
Third Quarter	50.50	44.69	0.842
Fourth Quarter	51.50	43.95	0.875

2017:
First Quarter	59.69	51.95	0.910
Second Quarter	55.50	46.40	0.940
Third Quarter (through September 25, 2017)	54.10	46.82	0.971

You should obtain current market quotations for ALLP Common Units, as the market price of ALLP Common Units will fluctuate between the date of this consent statement/prospectus and the date on which the Merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

WNRL Market Price and Distribution Information

WNRL Common Units are listed on the NYSE under the symbol “WNRL.” The following table sets forth the high and low prices per WNRL Common Unit for the periods indicated and the regular cash distributions per WNRL Common Unit in the periods indicated, in each case, rounded to the nearest whole cent. WNRL’s fiscal year ends on December 31.

	High ($)	Low ($)	Distribution ($)
2014:
Third Quarter	35.45	30.95	0.308
Fourth Quarter	35.49	26.28	0.318

2015:
First Quarter	30.52	25.72	0.333
Second Quarter	31.82	28.37	0.348
Third Quarter	30.13	18.70	0.365
Fourth Quarter	25.93	19.05	0.383

2016:
First Quarter	25.57	17.38	0.393
Second Quarter	26.35	21.52	0.403
Third Quarter	25.55	22.20	0.413
Fourth Quarter	24.28	19.50	0.423

2017:
First Quarter	25.45	21.30	0.438
Second Quarter	26.15	24.25	0.453
Third Quarter (through September 25, 2017)	26.35	23.75	0.468

You should obtain current market quotations for WNRL Common Units, as the market price of WNRL Common Units will fluctuate between the date of this consent statement/prospectus and the date on which the Merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

Comparison of ALLP and WNRL Market Prices and Implied Value of WNRL Common Units

The following table sets forth the closing sale price per unit of ALLP Common Units and WNRL Common Units as reported on the NYSE on August 11, 2017, the last trading day prior to the public announcement of the Merger, and on September 25, 2017, the last practicable trading day before the filing of this consent statement/prospectus with the SEC. The table also shows the estimated implied value of each WNRL Common Unit as of the same two dates. This implied value was calculated by multiplying the closing price of a unit of ALLP Common Units on the relevant date by the Exchange Ratio of 0.5233.

	ALLP Common Units	WNRL Common Units	Implied Value of WNRL Common Units
August 11, 2017	$48.31	$23.75	$25.28
September 25, 2017	$48.62	$25.20	$25.44

The market prices of ALLP Common Units and WNRL Common Units have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to, and in the case of ALLP Common Units, after, completion of the Merger. No assurance can be given concerning the market prices of

ALLP Common Units or WNRL Common Units before completion of the Merger or of ALLP Common Units after completion of the Merger. The Exchange Ratio is fixed in the Merger Agreement, but the market price of ALLP Common Units (and therefore the value of the merger consideration) when received by WNRL unitholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to WNRL unitholders in determining whether to consent to the approval and adoption of the Merger Agreement and the Merger. WNRL unitholders are encouraged to obtain current market quotations for ALLP Common Units and WNRL Common Units and to review carefully the other information contained in this consent statement/prospectus or incorporated by reference herein. For more information, see the section entitled “Where You Can Find More Information” beginning on page [●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This consent statement/prospectus, and the documents to which WNRL and ALLP refer you in this consent statement/prospectus, as well as oral statements made or to be made by WNRL and ALLP, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which are referred to as the safe harbor provisions. Words such as “may,” “will,” “could,” “would,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “guidance,” “continue,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements with respect to the businesses, strategies and plans of WNRL and ALLP, their expectations relating to the Merger and their future financial condition and performance. ALLP and WNRL caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. When considering forward-looking statements, investors should keep in mind the risk factors and other cautionary statements described in the section entitled “Risk Factors” beginning on page [●]. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the risk that the Merger Agreement may be terminated in accordance with its terms and that the Mergers may not be completed;

•	the risk that the Merger may not be accretive, and may be dilutive, to ALLP’s earnings per unit, which may negatively affect the market price of ALLP Common Units;

•	the possibility that ALLP and WNRL will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by ALLP or WNRL;

•	the risk that ALLP may fail to realize the benefits expected from the Merger;

•	the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies;

•	the risk that any announcements relating to, or the completion of, the Merger could have adverse effects on the market price of ALLP Common Units;

•	the risk that the Merger and its announcement and/or completion could have an adverse effect on the ability of ALLP and WNRL to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the effect of the announcement and completion of the IDR/GP Transaction on the market price of ALLP Common Units; and

•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of ALLP and WNRL. ALLP’s and WNRL’s forward-looking statements are based on assumptions that ALLP and WNRL, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements ALLP and WNRL make in this document are qualified by the information contained or incorporated by reference herein, including, but not limited to, the information contained under this heading and the information detailed in ALLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and ALLP’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2017, and June 30, 2017, and in WNRL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and WNRL’s Quarterly

Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017. See the section entitled “Where You Can Find More Information” beginning on page [●].

ALLP and WNRL undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●], WNRL unitholders should carefully consider the following risks before deciding whether to consent to the Merger. WNRL unitholders should also consider the other information in this consent statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in ALLP’s and WNRL’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. See the section entitled “Where You Can Find More Information” beginning on page [●].

Risks Relating to the Merger

The number of ALLP Common Units that holders of WNRL Common Units will be entitled to receive in the Merger is based upon a fixed Exchange Ratio. As a result, WNRL unitholders cannot be certain of the precise value of the merger consideration.

The Exchange Ratio of 0.5233 ALLP Common Units per WNRL Common Unit is fixed, meaning that it does not change and is not dependent upon the relative values of ALLP Common Units and WNRL Common Units. There will be no adjustment to the Exchange Ratio for changes in the market price of ALLP Common Units or WNRL Common Units prior to the completion of the Merger. If the Merger is completed, there will be a time lapse between the date of this consent statement/prospectus and the date on which WNRL unitholders entitled to receive the merger consideration actually receive such merger consideration. The market value of ALLP Common Units may fluctuate during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in ALLP’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of ALLP and WNRL. Consequently, at the time WNRL unitholders must decide whether to adopt the Merger Agreement, they will not know the actual market value of the merger consideration they will receive when the Merger is completed. The actual value of the merger consideration received by WNRL unitholders at the completion of the Merger will depend on the market value of the ALLP Common Units at that time. This market value may differ, possibly materially, from the market value of ALLP Common Units at the time the Merger Agreement was entered into or at any other time. For additional information about the WNRL per unit merger consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●].

The market price of ALLP Common Units will continue to fluctuate after the Merger.

Upon completion of the Merger, holders of WNRL Common Units will become holders of ALLP Common Units. The market price of ALLP Common Units may fluctuate significantly following completion of the Merger and holders of WNRL Common Units could lose some or all of the value of their investment in ALLP Common Units. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the ALLP Common Units, regardless of ALLP’s actual operating performance.

The market price of ALLP Common Units may be affected by factors different from those that historically have affected WNRL Common Units.

Upon completion of the Merger, holders of WNRL Common Units will become holders of ALLP Common Units. The businesses of ALLP differ from those of WNRL in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of ALLP after the Merger, as well as the market price of ALLP Common Units, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of WNRL. Following the completion of the Merger, WNRL will be part of a larger company with other lines of business and a broader geographic footprint, so decisions affecting WNRL may be made in respect of the larger combined business as a whole rather than the WNRL businesses individually. For a discussion of the businesses of ALLP and WNRL and of some important factors to consider in connection with those businesses, see the section entitled “Information about the Companies” beginning on page [●], and the documents incorporated by reference in the section entitled “Where You Can Find More Information” beginning on page [●], including, in particular, in the sections entitled “Risk Factors” in each of ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016 and WNRL’s Annual Report on Form 10-K for the year ended December 31, 2016.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Merger Agreement is subject to a number of conditions that must be fulfilled in order to complete the Merger. Those conditions include, among others: adoption of the Merger Agreement by WNRL unitholders, adoption of the ALLP Partnership Agreement by ALLP General Partner, the accuracy of representations and warranties under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement) and ALLP’s and WNRL’s performance of their respective obligations under the Merger Agreement in all material respects. These conditions to the closing of the Merger may not be fulfilled in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed.

In addition, if the Merger is not completed by February 14, 2018, either ALLP or WNRL may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time. In addition, ALLP and WNRL may elect to terminate the Merger Agreement in certain other circumstances. See the section entitled “The Merger Agreement—Termination” beginning on page [●].

Failure to complete the Merger could negatively impact the price of ALLP Common Units and the price of WNRL Common Units, as well as ALLP’s and WNRL’s respective future businesses and financial results.

The Merger Agreement contains a number of conditions that must be satisfied or waived prior to the completion of the Merger. There can be no assurance that all of the conditions to the Merger will be so satisfied or waived. If the conditions to the Merger are not satisfied or waived, ALLP and WNRL will be unable to complete the Merger.

If the Merger is not completed for any reason, ALLP’s and WNRL’s respective businesses and financial results may be adversely affected as follows:

•	ALLP and WNRL may experience negative reactions from the financial markets, including negative impacts on the market price of ALLP Common Units and WNRL Common Units;

•	the manner in which customers, vendors, business partners and other third parties perceive ALLP and WNRL may be negatively impacted, which in turn could affect ALLP’s and WNRL’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	ALLP and WNRL may experience negative reactions from employees; and

•	ALLP and WNRL will have expended time and resources that could otherwise have been spent on ALLP’s and WNRL’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and ALLP’s and WNRL’s ongoing business and financial results may be adversely affected.

ALLP and WNRL will be subject to business uncertainties while the Merger is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on ALLP and WNRL. These uncertainties may impair ALLP’s and WNRL’s ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause customers and others that deal with ALLP and WNRL to seek to change their existing business relationships with ALLP and WNRL, respectively. Employee retention at WNRL may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their roles with ALLP following the Merger. In addition, the Merger Agreement restricts ALLP and WNRL from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires WNRL to continue its operations in the ordinary course, until completion of the Merger. These restrictions may prevent ALLP and WNRL from pursuing attractive business opportunities that may arise prior to the completion of the Merger. Please see the section entitled “The Merger Agreement—Interim Operations of ALLP and WNRL Pending the Merger,” beginning on page [●], for a description of the restrictive covenants to which ALLP and WNRL are subject.

Directors and executive officers of WNRL General Partner may have interests in the Merger that are different from, or in addition to, the interests of WNRL unitholders.

Directors and executive officers of WNRL General Partner may have interests in the Merger and related transactions, including the IDR/GP Transaction, that are different from, or in addition to, the interests of WNRL unitholders generally. With respect to at least some of the directors and executive officers of WNRL General Partner, these interests include, among others, positions as directors or officers of Andeavor, ALLP General Partner and their respective affiliates; equity holdings in Andeavor or ALLP; the treatment of outstanding equity-based awards pursuant to the Merger Agreement; potential benefits upon a qualifying termination in connection with the Merger; and rights to ongoing indemnification and insurance coverage.

These interests are described in more detail in the section entitled “The Merger—Interests of Directors and Executive Officers of WNRL General Partner in the Merger” beginning on page [●].

The Merger may not be accretive, and may be dilutive, to ALLP’s earnings per unit, which may negatively affect the market price of ALLP Common Units.

In connection with the completion of the Merger (taking into account the cancellation of certain WNRL Common Units held by Southwest), based on the number of issued and outstanding WNRL Common Units as of August 18, 2017, the number of outstanding WNRL Phantom Units currently estimated to be payable in ALLP Common Units following the Merger, and the number of ALLP Common Units to be issued in connection with the IDR/GP Transaction, ALLP will issue up to 108,102,996 ALLP Common Units. The issuance of these new ALLP Common Units could have the effect of depressing the market price of ALLP Common Units, through dilution of earnings per unit or otherwise. Any dilution of, or delay of any accretion to, ALLP earnings per unit could cause the price of ALLP Common Units to decline or increase at a reduced rate.

ALLP and WNRL will incur significant transaction and Merger-related costs in connection with the Merger, which may be in excess of those anticipated by ALLP and WNRL.

Each of ALLP and WNRL has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, including the costs and expenses of filing, printing and mailing this consent statement/prospectus and all filing and other fees paid to the SEC in connection with the Merger.

ALLP and WNRL expect to continue to incur a number of non-recurring costs associated with completing the Merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.

ALLP and WNRL will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. ALLP and WNRL will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although ALLP and WNRL each expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow ALLP and WNRL to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “The integration of ALLP and WNRL may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ALLP following the completion of the Merger.

Many of these costs will be borne by ALLP and/or WNRL even if the Merger is not completed.

The unaudited pro forma condensed combined financial information and unaudited forecasted financial information included in this consent statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following the completion of the Merger. Future results of ALLP or WNRL may differ, possibly materially, from the unaudited pro forma condensed combined financial information and unaudited forecasted financial information presented in this consent statement/prospectus.

The unaudited pro forma condensed combined financial statements and unaudited forecasted financial information contained in this consent statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of ALLP and WNRL prior to the Merger or that of the combined company following the Merger for several reasons. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Pro Forma Financial Statements” beginning on pages [●] and [●], respectively. In addition, the Merger and post-Merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the Merger or in connection with the post-Merger integration process may significantly increase the related costs and expenses incurred by ALLP. The actual financial positions and results of operations of ALLP and WNRL prior to the Merger and that of the combined company following the Merger may be different, possibly materially, from the unaudited pro forma condensed combined financial statements or forecasted financial information included in this consent statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements and forecasted financial information included in this consent statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of ALLP Common Units may cause a significant change in the purchase price used for ALLP’s accounting purposes and the unaudited pro forma financial statements contained in this consent statement/prospectus.

The integration of ALLP and WNRL may not be as successful as anticipated.

The Merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of WNRL’s internal control over financial reporting. Difficulties in integrating ALLP and WNRL may result in WNRL performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. ALLP’s and WNRL’s existing businesses could also be negatively impacted by the Merger. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of ALLP and WNRL in a manner that permits ALLP to achieve the full revenue and cost savings anticipated from the Merger;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Merger;

•	loss of key employees;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the operations of ALLP and WNRL; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Even if ALLP and WNRL complete the Merger, ALLP may fail to realize all of the anticipated benefits of the proposed Merger.

The success of the proposed Merger will depend, in part, on ALLP’s ability to realize the anticipated benefits and cost savings from combining ALLP’s and WNRL’s businesses, including the $10 million in annual pre-tax corporate synergies that ALLP believes the combined company will achieve in the short term following the consummation of the Merger. The anticipated benefits and cost savings of the proposed Merger may not be realized fully or at all, or may take longer to realize than expected or could have other adverse effects that ALLP does not currently foresee. Some of the assumptions that ALLP has made, such as the achievement of operating synergies and the expansion in opportunities for logistics growth in crude oil production basins and regions, may not be realized. The integration process may, for each of ALLP and WNRL, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Merger that were not discovered in the course of performing due diligence.

The market price of ALLP Common Units may decline in the future as a result of the sale of ALLP Common Units held by former WNRL unitholders or current ALLP unitholders.

Following their receipt of ALLP Common Units as consideration in the Merger, former WNRL unitholders may seek to sell the ALLP Common Units delivered to them. Other ALLP unitholders may also seek to sell ALLP Common Units held by them following, or in anticipation of, completion of the Merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of ALLP Common Units, may affect the market for, and the market price of, ALLP Common Units in an adverse manner.

The combined company will record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The Merger will be accounted for as a reorganization of entities under common control in accordance with accounting principles generally accepted in the United States. Under a reorganization of entities under common control, the assets and liabilities of WNRL and WNRL General Partner transferred between entities under common control will be recorded by ALLP based on Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting. ALLP will record WNRL’s assets and liabilities at Andeavor’s basis as of June 1, 2017, the date that common control was first established. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

Effective June 1, 2017, Andeavor acquired Western Refining, including a controlling interest in WNRL, thus establishing common control between ALLP, WNRL, ALLP General Partner and WNRL General Partner.

Under Andeavor’s application of the acquisition method of accounting, a portion of the total purchase price was allocated to WNRL’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of June 1, 2017. The excess of the allocated purchase price over those fair values was recorded as goodwill. Andeavor’s basis in WNRL’s tangible assets, liabilities, identifiable intangible assets and goodwill will be transferred to ALLP upon completion of the Merger. To the extent the value of goodwill or intangible assets becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Holders of ALLP Common Units, which will be received by WNRL unitholders as a result of the Merger, will have different rights from the current holders of WNRL Common Units.

Upon completion of the Merger, WNRL unitholders will no longer be unitholders of WNRL, and WNRL unitholders will become unitholders of ALLP. There will be certain differences between the current rights of WNRL unitholders and the rights to which such unitholders will be entitled as unitholders of ALLP. See the section entitled “Comparison of Unitholders’ Rights” beginning on page [●] for a discussion of the different rights associated with ALLP Common Units.

Tax Risks of the Merger

No ruling has been obtained with respect to the U.S. federal income tax consequences of the Merger.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences of the Merger. Please read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The expected U.S. federal income tax consequences of the Merger are dependent upon ALLP and WNRL being treated as partnerships for U.S. federal income tax purposes.

The treatment of the Merger as nontaxable to holders of WNRL Common Units is dependent upon ALLP and WNRL each being treated as a partnership for U.S. federal income tax purposes. If ALLP or WNRL were treated as a corporation for U.S. federal income tax purposes, the consequences of the Merger would be materially different and the Merger would likely be a fully taxable transaction to a holder of WNRL Common Units.

WNRL unitholders could recognize taxable income or gain for U.S. federal income tax purposes, in certain circumstances, as a result of the Merger.

For U.S. federal income tax purposes, WNRL will be deemed to contribute all of its assets to ALLP in exchange for ALLP limited partner interests, the assumption of WNRL’s liabilities and cash in lieu of fractional ALLP Common Units, followed by a liquidation of WNRL in which ALLP limited partner interests and cash are distributed to WNRL unitholders. The actual receipt of cash and the deemed receipt of cash by WNRL in the Merger could trigger gain to WNRL either because it would be treated as part of a sale or because it exceeds WNRL’s adjusted tax basis in its assets at the closing of the Merger, and any such gain would be allocated to the WNRL unitholders pursuant to the WNRL Partnership Agreement. WNRL expects that the actual receipt of cash and the deemed receipt of cash by WNRL will qualify for one or more exceptions to sale treatment and WNRL does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the Merger exceeding its adjusted tax basis in its assets. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to WNRL.”

In addition, as a result of the Merger, holders of WNRL Common Units who receive ALLP Common Units will become limited partners of ALLP for U.S. federal income tax purposes and will be allocated a share of

ALLP’s nonrecourse liabilities. Each such WNRL unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such WNRL unitholder’s share of nonrecourse liabilities of WNRL immediately before the Merger over such WNRL unitholder’s share of nonrecourse liabilities of ALLP immediately following the Merger. If the amount of cash actually received in the Merger plus any deemed cash distribution received by such WNRL unitholder exceeds the WNRL unitholder’s basis in his WNRL Common Units, such WNRL unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, ALLP and WNRL expect that most holders of WNRL Common Units will not recognize gain in this manner.

Moreover, each holder of WNRL Common Units outstanding immediately prior to the effective time of the Merger will be entitled to receive ALLP Common Units in the Merger in exchange for such holder’s WNRL Common Units at the Exchange Ratio. However, 3,634,473 WNRL Common Units and the WNRL IDRs owned by Southwest will be cancelled, in exchange for which Southwest will receive the Special Limited Partner Interest (as further described in the ALLP Partnership Agreement). As a result, there is a risk that public holders of WNRL Common Units could be deemed, for U.S. federal income tax purposes, to have received non-pro rata merger consideration, which could be taxable to such holders. Because of the structure and economics of the Merger, ALLP and WNRL believe, and intend to take the position, that no such taxable transfer will occur for U.S. federal income tax purposes. However, the IRS could take a different position, in which case a public holder of WNRL Common Units could be required to recognize taxable income with respect to any excess consideration such holder is deemed to receive in the Merger. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to WNRL Common Unitholders.”

The amount and effect of any gain that may be recognized by holders of WNRL Common Units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses. Unitholders are urged to consult their tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the Merger to them. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to WNRL” and “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to WNRL Common Unitholders.”

Tax Risks of Holding ALLP Common Units

You should read and consider risk factors specific to holding ALLP Common Units that will also affect WNRL common unitholders after the completion of the Merger. These risks are described in Part I, Item 1A of ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page [●] for the location of information incorporated by reference in this consent statement/prospectus.

Risks Relating to ALLP’s Business

You should read and consider risk factors specific to ALLP businesses that will also affect the combined company after the completion of the Merger. These risks are described in Part I, Item 1A of ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page [●] for the location of information incorporated by reference in this consent statement/prospectus.

Risks Relating to WNRL’s Business

You should read and consider risk factors specific to WNRL’s businesses that will also affect the combined company after the completion of the Merger. These risks are described in Part I, Item 1A of WNRL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page [●] for the location of information incorporated by reference in this consent statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Andeavor Logistics LP

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

ALLP is a fee-based, growth-oriented Delaware limited partnership formed in December 2010 by Andeavor and its wholly owned subsidiary, ALLP General Partner, to own, operate, develop and acquire logistics assets. ALLP completed its initial public offering in April 2011. Andeavor controls ALLP through its indirect ownership of 100% of the membership interests of ALLP General Partner, which holds the 2% general partner interest in ALLP, and it also directly or indirectly owned approximately 31.5% of the ALLP Common Units as of September 14, 2017. ALLP is a full-service logistics company operating in the western and mid-continent regions of the United States. ALLP owns and operates networks of crude oil, refined products and natural gas pipelines, terminals with dedicated and non-dedicated storage capacity for crude oil and refined products, rail facilities with loading and off-loading capabilities, marine terminals, a trucking fleet, natural gas processing and fractionation complexes. ALLP’s assets are organized in two segments: (i) Gathering and Processing and (ii) Terminalling and Transportation.

Western Refining Logistics, LP

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

WNRL is a Delaware master limited partnership that commenced operations in October 2013. Andeavor controls WNRL through its indirect ownership of 100% of the membership interests of WNRL General Partner, which owns 100% of the non-economic general partner interest in WNRL, and through Andeavor’s indirect ownership as of September 14, 2017 of approximately 52.5% of the WNRL Common Units. WNRL is principally a fee-based, growth-oriented limited partnership that owns, operates, develops and acquires logistics and related assets and businesses to include terminals, storage tanks, pipelines and other logistics assets related to the terminalling, transportation, storage and distribution of crude oil and refined products. WNRL’s assets and operations include 705 miles of pipelines, approximately 12.4 million barrels of active storage capacity, distribution of wholesale petroleum products and crude oil and asphalt trucking.

LP Merger Sub

c/o Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

LP Merger Sub, whose legal name is WNRL Merger Sub LLC, is a direct, wholly owned subsidiary of ALLP. Upon the completion of the Merger, LP Merger Sub will cease to exist. LP Merger Sub was formed in Delaware on August 4, 2017 for the sole purpose of effecting the Merger.

GP Merger Sub

c/o Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: (210) 626-6000

GP Merger Sub, whose legal name is WNRL Merger Sub LLC, is a direct, wholly owned subsidiary of ALLP. Upon the completion of the GP Merger, GP Merger Sub will cease to exist. GP Merger Sub was formed in Delaware on August 4, 2017 for the sole purpose of effecting the GP Merger.

WRITTEN CONSENTS OF HOLDERS OF WNRL COMMON UNITS

WNRL Common Units Entitled to Consent and Consent Required

Only holders of WNRL Common Units of record at the close of business on the Record Date will be notified of and be entitled to execute and deliver a written consent with respect to the Merger Agreement, the Merger and the Non-Binding Compensation Advisory Proposal.

Approval of the Merger Agreement and the Transactions Contemplated Thereby, Including the Merger

The approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by WNRL requires the affirmative vote or consent of holders of at least a majority of the outstanding WNRL Common Units.

Pursuant to the terms of the Support Agreement, the Andeavor Support Subsidiaries, which as of September 14, 2017 beneficially owned 32,018,847 WNRL Common Units representing approximately 52.5% of the outstanding WNRL Common Units, have agreed to deliver the Andeavor Written Consent within two business days after the effectiveness of the registration statement of which this consent statement/prospectus forms a part. The delivery of the Andeavor Written Consent by the Andeavor Support Subsidiaries with respect to the WNRL Common Units they own will be sufficient to adopt the Merger Agreement and thereby approve the Merger, without the receipt of written consent from any other holder of WNRL Common Units.

Approval of the Non-Binding Compensation Advisory Proposal

Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that WNRL provide its unitholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to WNRL’s named executive officers in connection with the merger, as disclosed in this consent statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger—Merger-Related Compensation.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, WNRL’s unitholders are being provided with the opportunity to give their consent, on an advisory basis, on those potential change of control payments.

The affirmative vote of the holders of a majority in voting power of the WNRL Common Units, and entitled to vote on the Non-Binding Compensation Advisory Proposal, is required to approve the Non-Binding Compensation Advisory Proposal.

The proposal to approve the Non-Binding Compensation Advisory Proposal is a vote separate and apart from the consent to approve the Merger Agreement and the Merger. Accordingly, a WNRL unitholder may give consent with respect to one proposal and not the other. While the WNRL GP Board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on WNRL. If the proposed merger with ALLP is approved by WNRL Common Unit holders and consummated, the compensation will be payable even if the compensation proposal is not approved because such compensation is based on the terms of the merger agreement as well as the contractual arrangements with WNRL’s named executive officers. The delivery of the Andeavor Written Consent by the Andeavor Support Subsidiaries with respect to the WNRL Common Units they own will be sufficient to approve the compensation proposal, without the receipt of written consent from any other holder of WNRL Common Units.

WNRL is seeking approval of the following resolution by way of consent:

“RESOLVED, that WNRL’s unitholders approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to WNRL’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Merger-Related

Compensation” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

Submission of Consents

Holders of WNRL Common Units may consent to the approval and adoption of the Merger Agreement, the Merger and the Non-Binding Compensation Advisory Proposal with respect to their WNRL Common Units by completing, dating and signing the written consent furnished with this consent statement/prospectus and returning it to WNRL.

If you hold WNRL Common Units as of the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to WNRL. Once you have completed, dated and signed the written consent, you may deliver it to WNRL by faxing it to Western Refining Logistics, LP, Attention: Carrie P. Ryan, Secretary, at (210) 745-4494, by emailing a .pdf copy of your written consent to CorporateSecretary@andeavor.com or by mailing your written consent to Western Refining Logistics, LP at 19100 Ridgewood Parkway, San Antonio, TX 78259, Attention: Carrie P. Ryan, Secretary. If you do not return your written consent, it will have the same effect as a vote against the approval and adoption of the Merger Agreement, the transactions contemplated thereby and the Non-Binding Compensation Advisory Proposal.

Upon the later of 20 business days after this consent statement/prospectus is sent to WNRL unitholders and the date on which a sufficient number of consents to approve and adopt the Merger Agreement and the transactions contemplated thereby have been received, the consent process will conclude. The delivery of the Andeavor Written Consent with respect to the WNRL Common Units beneficially owned by Andeavor will be sufficient to adopt the Merger Agreement and thereby approve the Merger, without the receipt of written consent from any other holder of WNRL Common Units.

Revocation of Consents

Your consent may be revoked at any time before the later of 20 business days after this consent statement/prospectus is sent to WNRL unitholders and the date on which the consents of a sufficient number of WNRL unitholders to approve and adopt the Merger Agreement and the transactions contemplated thereby have been delivered to the secretary of WNRL. If you wish to revoke a previously given consent before that time, you may do so by faxing such revocation to Western Refining Logistics, LP, Attention: Carrie P. Ryan, Secretary, at (210) 745-4494, by emailing a .pdf copy of such revocation to CorporateSecretary@andeavor.com or by mailing such revocation to Western Refining Logistics, LP at 19100 Ridgewood Parkway, San Antonio, TX 78259, Attention: Carrie P. Ryan, Secretary.

Expenses

The expense of preparing, printing and mailing these consent materials is being borne equally by ALLP and WNRL.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this consent statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Transaction Structure

At the effective time of the Merger, LP Merger Sub will merge with and into WNRL. As a result of the Merger, the separate existence of LP Merger Sub will cease, and WNRL will continue as the surviving entity and a wholly owned subsidiary of ALLP.

Concurrently with or as soon as practicable following the effective time of the Merger, GP Merger Sub will merge with and into WNRL General Partner and the separate existence of GP Merger Sub will cease to exist, and WNRL GP will continue as the surviving entity in the GP Merger as a wholly owned subsidiary of ALLP.

Consideration to WNRL Common Unitholders

As a result of the Merger, other than with respect to 3,634,473 WNRL Common Units owned by Andeavor’s affiliate, Southwest (which will be cancelled in exchange for the Special Limited Partner Interest rather than any ALLP Common Units), each WNRL Common Unit issued and outstanding immediately prior to the effective time of the Merger (“Eligible Units”), will be converted into, and become exchangeable for 0.5233 validly issued, fully paid and non-assessable ALLP Common Units. As a result of the cancelled WNRL Common Units, the effective implied exchange ratio for Andeavor affiliates will be 0.4639.

Holders of Eligible Units will not be entitled to receive any fractional ALLP Common Units in the Merger, and no holders of Eligible Units will be entitled to distributions, voting rights or other rights in respect of any fractional ALLP Common Unit. Holders of Eligible Units that would otherwise have been entitled to receive a fractional ALLP Common Unit will instead be entitled to receive, in lieu of fractional units, an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the fraction of an ALLP Common Unit (after taking into account all the WNRL Common Units held by the holder at the effective time of the Merger and rounded to three decimal places) to which the holder would otherwise be entitled, and (B) an amount equal to the average of the volume weighted average price per unit of the ALLP Common Units on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by ALLP and WNRL) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the effective time of the Merger.

Consideration to WNRL TexNew Mex Unitholders and Holders of WNRL IDRs

As a result of the Merger, each WNRL TexNew Mex Unit issued and outstanding immediately prior to the effective time will be converted into a right for Southwest, as the holder of all such units, to receive a validly issued, fully paid and non-assessable ALLP TexNew Mex Unit representing a limited partner interest in ALLP. The ALLP TexNew Mex Units are a new class of units in ALLP substantially equivalent to the WNRL TexNew Mex Units, including the same powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the WNRL TexNew Mex Units have immediately prior to the closing.

As a result of the Merger, the WNRL IDRs outstanding immediately prior to the effective time of the Merger will cease to be outstanding, be cancelled and retired and cease to exist. In connection with such cancellation, Southwest will receive the Special Limited Partner Interest.

Background of the Merger

In the fall of 2016, Andeavor (at that time known as Tesoro Corporation) engaged in negotiations with Western Refining regarding a strategic transaction between the two companies. In September 2016, Andeavor also retained Sullivan & Cromwell LLP (“S&C”) to serve as Andeavor’s legal counsel and Goldman Sachs & Co. LLC (“Goldman Sachs”) to serve as Andeavor’s financial advisor in connection with Andeavor’s consideration of a potential acquisition of Western Refining. In connection with those discussions, Mr. Gregory J. Goff, Chairman, President and Chief Executive Officer of Andeavor, and Mr. Steven Sterin, Executive Vice President and Chief Financial Officer of Andeavor, also discussed with Mr. Jeff Stevens, President and Chief Executive Officer of Western Refining, and Mr. Paul Foster, the Executive Chairman of the board of directors of Western Refining, the possibility of (post-merger) a potential strategic transaction with respect to their respective affiliates, ALLP (at that time known as Tesoro Logistics LP) and WNRL.

On November 16, 2016, Andeavor entered into an agreement and plan of merger with Western Refining, pursuant to which Andeavor agreed to acquire Western Refining. Following entry into such merger agreement, in connection with Andeavor’s ongoing efforts to strengthen its businesses and enhance shareholder value, senior management of Andeavor continued to study various strategic opportunities for Andeavor and ALLP, including potential changes to ALLP’s capital structure.

On January 20, 2017, the Andeavor board met in Houston, Texas for its regularly scheduled board meeting. At the meeting, Goldman Sachs discussed potential strategic alternatives for WNRL and ALLP, including the acquisition of either WNRL or ALLP by Andeavor and other combinations of WNRL and ALLP, in addition to options for an incentive distribution right restructuring at ALLP.

On March 30, 2017, the Andeavor board met in Half Moon Bay, California for its regularly scheduled board meeting. At the meeting, representatives of Goldman Sachs, Mr. Goff and Mr. Sterin discussed with the board of directors of Andeavor their preliminary analysis of the opportunities and considerations presented by strategic transactions between ALLP and WNRL based on factors such as the standalone metrics for ALLP and WNRL and the anticipated pro forma metrics for Andeavor, ALLP and WNRL following such strategic transactions. Mr. Goff and Mr. Sterin also discussed with the board of directors of Andeavor their preliminary analysis regarding potential changes to ALLP’s capital structure.

On April 13, 2017, Mr. Goff provided an overview to the ALLP GP Board with respect to a potential strategic combination between ALLP and WNRL and a transaction involving the ALLP IDRs held by Andeavor. Subsequently, on April 14, 2017, Mr. Goff informed management of Western Refining and WNRL regarding Andeavor’s plans to engage with ALLP regarding a potential strategic combination between ALLP and WNRL.

On April 17, 2017, Andeavor filed with the SEC an amendment to its Schedule 13D for ALLP disclosing that Andeavor had authorized its management to work with ALLP to pursue a potential strategic combination between ALLP and WNRL, which such combination would be conditioned on the closing of the acquisition of Western Refining by Andeavor, and also to consider changes to the capital structure of ALLP, including with respect to the ALLP IDRs.

On April 19, 2017, Mr. Sterin, Mr. Stephan Tompsett, Vice President, Treasurer & Credit, of Andeavor, and Mr. Phillip M. Anderson, President of ALLP, presented to the ALLP GP Board an overview of Andeavor’s proposal regarding a potential combination between ALLP and WNRL, a transaction involving the ALLP IDRs and the GP Conversion.

The ALLP GP Conflicts Committee, which is a standing committee of the ALLP GP Board consisting of Mr. Raymond J. Bromark, Mr. James H. Lamanna, and Mr. Thomas C. O’Connor, who serves as Chairman, worked with its regular independent legal advisors, Andrews Kurth Kenyon LLP (“Andrews Kurth”), to interview and consider several financial advisors to serve as the committee’s independent financial advisors, ultimately retaining J.P. Morgan Securities LLC (“JPMorgan”) on May 16, 2017.

Between April 27, 2017 and May 1, 2017, Andeavor and Western Refining negotiated a mutual confidentiality agreement to be entered into among Andeavor, Western Refining, ALLP and WNRL. Andeavor, Western Refining, ALLP and WNRL executed the confidentiality agreement on May 1, 2017 and Andeavor began to exchange certain non-public information with ALLP and WNRL.

On May 2, 2017, the WNRL GP Conflicts Committee of the WNRL GP Board, met at the office of Mr. Michael C. Linn, the Chairman of the WNRL GP Conflicts Committee, to discuss the Merger and to consider potential financial advisors, including Citi. The WNRL GP Conflicts Committee is a standing committee of the WNRL GP Board consisting of Mr. Linn, Mr. Andrew L. Atterbury and Mr. David Kinder. At the invitation of the WNRL GP Conflicts Committee, a representative of Citi was also present via telephone conference and provided a description of Citi’s experience and qualifications.

On May 4, 2017, the Andeavor board held an in-person meeting, with representatives from Goldman Sachs and S&C and members of Andeavor management also in attendance. At the meeting, Mr. Sterin and Ms. Kim K.W. Rucker, Executive Vice President and General Counsel of Andeavor, updated the Andeavor board regarding Andeavor’s ongoing evaluation of a potential strategic transaction between ALLP and WNRL and a transaction involving the ALLP IDRs.

On May 4, 2017 and May 10, 2017, the WNRL GP Conflicts Committee met telephonically to discuss the Merger and the possible engagement of potential financial advisors, including Citi. Representatives from Bracewell LLP (“Bracewell”), the WNRL GP Conflicts Committee’s regular legal counsel, were also present via telephone conference.

On May 7, 2017, ALLP retained Latham & Watkins LLP (“Latham”) to serve as ALLP’s legal counsel.

On May 22, 2017, the ALLP GP Board held a telephonic meeting. Mr. Sterin and Mr. Anderson presented Andeavor’s initial proposal to the ALLP GP Board, which involved an all-equity merger of ALLP and WNRL with an exchange ratio of 0.5168 of an ALLP Common Unit for each outstanding WNRL Common Unit held by a public, unaffiliated unitholder and an exchange ratio of 0.4698 of an ALLP Common Unit for each outstanding WNRL Common Unit held by an affiliate of Andeavor. The initial proposal also proposed that the IDR/GP Transaction be carried out in exchange for an aggregate of approximately 84 million ALLP Common Units. The ALLP GP Board authorized and empowered the ALLP GP Conflicts Committee, among other things, to review, evaluate and negotiate the Merger and the IDR/GP Transaction for the purpose of providing, if appropriate, “Special Approval” pursuant to Section 7.9(a)(i) of the ALLP partnership agreement, and to make a recommendation to the ALLP GP Board whether to approve the proposed transactions.

Thereafter on May 22, 2017, the ALLP GP Conflicts Committee convened a telephonic meeting, and Messrs. Sterin and Anderson repeated the Andeavor presentation to the committee and representatives of JPMorgan and Andrews Kurth.

From May 22, 2017 through August 11, 2017, the ALLP GP Conflicts Committee reviewed, evaluated and negotiated the proposed transactions with Andeavor, meeting 10 times and receiving advice from JPMorgan, Andrews Kurth and Delaware counsel to the conflicts committee, Morris, Nichols, Arsht & Tunnell LLP.

ALLP began to conduct legal, financial and other due diligence on WNRL and WNRL began to conduct legal, financial and other diligence on ALLP on or around May 24, 2017. The parties conducted due diligence through the signing of definitive transaction documentation on August 13, 2017.

On June 1, 2017, the merger between Andeavor and Western Refining was consummated. In connection with the merger between Andeavor and Western Refining, certain members of the WNRL GP Board (excluding members of the WNRL GP Conflicts Committee, who remained in place) were removed, and Mr. Goff, Mr. Sterin, Mr. Keith M. Casey and Mr. Tompsett were appointed to the WNRL GP Board. Mr. Goff assumed the role of Chairman of WNRL General Partner.

On June 16, 2017, the members of the WNRL GP Board met in person in Houston, Texas. In addition to regular business updates regarding WNRL, Messrs. Goff, Sterin and Casey made a presentation to the WNRL GP Board regarding Andeavor and ALLP, including their respective growth objectives, assets and current financial information, and responded to questions from the other members of the WNRL GP Board.

On June 20, 2017, after determining that the members of the WNRL GP Conflicts Committee met the criteria for membership on such committee set forth in the WNRL Partnership Agreement, the WNRL GP Board adopted a resolution delegating to the WNRL GP Conflicts Committee all of the powers and authority of the WNRL GP Board with respect to the Merger and authorizing and empowering the WNRL GP Conflicts Committee to (i) review, evaluate, consider and negotiate the terms and conditions of the Merger and the definitive agreements related thereto on behalf of WNRL, (ii) determine whether the Merger and the related transaction documents are in, or not opposed to, the best interests of WNRL, (iii) determine whether to approve or disapprove, as the case may be, the Merger and WNRL entering into the related transaction documents, with each such approval, if any, constituting a “Special Approval” for all purposes under the WNRL Partnership Agreement (including Section 7.9(d) thereof), (iv) make all determinations and take all actions with respect to the Merger and the related transaction documents and the transactions contemplated thereby as may be authorized and contemplated under the related transaction documents and the WNRL Partnership Agreement and (v) retain its own legal and financial advisors. After discussions with several financial advisors and considering the matter, including the experience and qualifications of Bracewell and Citi, the WNRL GP Conflicts Committee engaged Bracewell as its legal advisor and Citi as its financial advisor with respect to the Merger.

On July 13, 2017, Mr. Goff and Mr. Linn had dinner to discuss the potential merger between ALLP and WNRL.

On July 18, 2017, the ALLP GP Conflicts Committee met in person in San Antonio, Texas with Messrs. Goff and Sterin also in attendance. Messrs. Goff and Sterin presented to the ALLP GP Conflicts Committee and responded to questions regarding ALLP’s and WNRL’s business plans. They then discussed the Merger and the IDR/GP Transaction with the committee. At the conclusion of these discussions Andeavor management proposed that the committee preliminarily agree that Andeavor and ALLP should begin discussions with WNRL GP Conflicts Committee on the basis (i) of a maximum exchange ratio for the Merger of 0.5168 of an ALLP Common Unit for each outstanding WNRL Common Unit held by a public, unaffiliated unitholder and 0.4698 of an ALLP Common Unit for each outstanding WNRL Common Unit held by an affiliate of Andeavor, (ii) that ALLP would issue a total of 78 million ALLP Common Units in exchange for the IDR/GP Transaction, (iii) that Andeavor would agree to further reduce (in addition to the amounts remaining under the $100 million IDR waiver announced in November, 2016) distributions on ALLP Common Units it held, directly or indirectly, in amounts equal to $10 million in 2018 and $50 million in 2019, and (iv) that Andeavor would indemnify ALLP for losses from the WNRL assets under the same regime that exists for the existing portfolio of ALLP dropdowns from Andeavor.

The ALLP GP Conflicts Committee then excused Messrs. Goff and Sterin from the meeting and discussed the proposal made by Andeavor. The committee agreed that Andeavor and ALLP should proceed with negotiations with the WNRL GP Conflicts Committee. The committee also determined that any increase to the 0.5168 exchange ratio proposed to be paid to the public, unaffiliated holders of WNRL Common Units as a result of negotiations with the WNRL GP Conflicts Committee would result in a corresponding decrease in the ratio to be paid to Andeavor affiliates. Messrs. Goff and Sterin rejoined the ALLP GP Conflicts Committee meeting and were informed of the committee’s decision, subject to results of negotiations with WNRL GP Conflicts Committee and reaching agreement on the necessary transaction documents.

On July 19, 2017, Latham provided Andrews Kurth with a draft of a proposal letter from ALLP to the WNRL GP Conflicts Committee. Andrews Kurth discussed the letter with Latham later that day. Also on July 19, Latham delivered a draft of the Merger Agreement to Andrews Kurth. On behalf of the ALLP GP Conflicts Committee, Andrews Kurth provided high-level comments on the draft to Latham later that day, but reserved further comment until later in the process.

On July 20, 2017, Latham delivered a letter to the WNRL GP Conflicts Committee containing ALLP’s proposal for a strategic transaction between ALLP and WNRL. The proposal provided for a single exchange ratio of 0.4906 of an ALLP Common Unit for each outstanding WNRL Common Unit. Latham simultaneously delivered a draft of the Merger Agreement to WNRL, Vinson & Elkins L.L.P., WNRL’s legal advisor (“V&E”), and Andrews Kurth, which was forwarded to the WNRL GP Conflicts Committee and Bracewell.

Also on July 20, 2017, Andeavor filed with the SEC an amendment to its Schedule 13D for ALLP describing that a proposal had been made to the WNRL GP Conflicts Committee and attaching a copy of the proposal.

On July 21, 2017, the WNRL GP Conflicts Committee met telephonically with representatives of Bracewell and Citi and discussed initial reactions to, and an outline of the process for the WNRL GP Conflicts Committee’s consideration of, ALLP’s initial proposal.

On July 24, 2017, Mr. Tompsett, Mr. John Egerman, Assistant Treasurer of Andeavor, Mr. Andrew Woodward, Senior Director, Finance & Investor Relations, of ALLP, Mr. Jesus Duran, Lead Financial Analyst of Andeavor, Mr. Stephen Weissling, Senior Director, Business Planning & Analysis, of Andeavor and Mr. Carlos Mata, Senior Director, Strategy & Business Development, of Andeavor, together with representatives of Goldman Sachs, Bracewell and Citi, met telephonically and representatives of Andeavor, ALLP and Goldman Sachs answered questions from Bracewell and Citi regarding the historical and projected operational and financial performance of ALLP. A follow-up call was held among the same representatives and representatives of WNRL on July 25, 2017 regarding the historical and projected operational and financial performance of WNRL.

On July 28, 2017, the Andeavor board met with representatives of Goldman Sachs. Goldman Sachs updated the Andeavor board on Andeavor’s preliminary agreement with ALLP discussed at the July 18 meeting and the status of ALLP’s proposal to WNRL.

On July 31, 2017, the WNRL GP Conflicts Committee met telephonically, together with representatives of Bracewell and Citi, to discuss preliminary financial matters relating to WNRL and ALLP and the proposed exchange ratio, as well as the potential pro forma financial impact of the Merger and the IDR/GP Transaction. Bracewell discussed selected terms of the Merger Agreement and the process for approval of the Merger, including the voting standard provided in the WNRL Partnership Agreement.

On August 1, 2017, Latham sent a draft of the Sponsor Equity Restructuring Agreement to Andrews Kurth. Following negotiations that involved the exchange of multiple drafts of this agreement and several telephone calls among Andeavor, Latham and Andrews Kurth over the next several days, a draft of the Sponsor Equity Restructuring Agreement reflecting the ALLP GP Conflicts Committee’s agreement with Andeavor was furnished to Bracewell and V&E on August 6, 2017.

On August 2, 2017, Bracewell sent a revised draft of the Merger Agreement to WNRL and V&E for comment.

Also on August 2, 2017, the WNRL GP Conflicts Committee met telephonically, together with representatives of Bracewell and Citi, to discuss additional financial matters relating to the Merger and the IDR/GP Transaction. The WNRL GP Conflicts Committee directed a counterproposal to be made on its behalf to ALLP of an exchange ratio of 0.5560 for all WNRL Common Units and to request that approval of a majority of the public, unaffiliated unitholders of WNRL be obtained as a closing condition to the Merger. The WNRL GP Conflicts Committee also instructed Bracewell to deliver the revised draft of the Merger Agreement to ALLP and Latham.

On August 3, 2017, Bracewell sent a revised draft of the Merger Agreement to Latham reflecting the WNRL GP Conflicts Committee’s comments to the merger agreement, including, among other changes, (i) a request for a vote of a majority of the public, unaffiliated unitholders of WNRL as a closing condition, (ii) symmetrical representations and warranties made by ALLP, (iii) the inclusion of certain interim covenants restricting ALLP’s conduct during the interim period between signing and closing, and (iv) a requirement that all amendments, consents and waivers under the Merger Agreement require approval of the WNRL GP Conflicts Committee. Simultaneously, in accordance with the directives of the WNRL GP Conflicts Committee, a counterproposal was made on behalf of the WNRL GP Conflicts Committee to ALLP of an exchange ratio of 0.5560 for all WNRL Common Units and request that approval of a majority of the public, unaffiliated unitholders of WNRL be obtained as a closing condition to the Merger.

In response, on August 4, 2017, ALLP made a counterproposal (the “ALLP August 4 Counterproposal”) consisting of (i) approval of a majority of the public, unaffiliated unitholders of WNRL would not be a condition to closing because such separate approval was not required under the WNRL Partnership Agreement, and (ii) an exchange ratio of 0.5183 of an ALLP Common Unit for each outstanding WNRL Common Unit held by a public, unaffiliated unitholder and an exchange ratio of 0.4684 of an ALLP Common Unit for each outstanding WNRL Common Unit held by an affiliate of Andeavor.

On August 5, 2017, the WNRL GP Conflicts Committee met telephonically, together with representatives of Bracewell and Citi, to discuss the ALLP August 4 Counterproposal and directed Citi, on behalf of the WNRL GP Conflicts Committee, to (i) accept that a vote of a majority of the public, unaffiliated unitholders of WNRL would not be required if the parties were able to reach an agreement on an acceptable exchange ratio and acceptable final terms of the Merger Agreement, and (ii) propose an exchange ratio of 0.5326 of an ALLP Common Unit for each outstanding WNRL Common Unit held by a public, unaffiliated unitholder (the “WNRL August 5 Counterproposal”). The WNRL GP Conflicts Committee reached its determination that it would be willing to no longer pursue a term that would condition the Merger upon a separate vote of the public, unaffiliated unitholders of WNRL after considering the economic and legal terms of the Merger, ALLP’s stated position that it would not agree to a term that would condition the Merger upon a separate vote of the public, unaffiliated unitholders of WNRL, the procedural safeguards involved in the negotiation of the Merger Agreement, and other factors discussed under “The Merger—Reasons for the Recommendation of the WNRL GP Conflicts Committee”.

Also on August 5, 2017, Latham delivered a revised draft of the Merger Agreement (the “August 5 Merger Agreement”) to all parties and, as instructed by the WNRL GP Conflicts Committee, the WNRL August 5 Counterproposal was made to ALLP on behalf of the WNRL GP Conflicts Committee.

On August 6, 2017, representatives of Bracewell met telephonically with representatives of WNRL and V&E to discuss the August 5 Merger Agreement and separately met telephonically with representatives of Latham to discuss the status of the Merger Agreement, the Sponsor Equity Restructuring Agreement and the Support Agreement (collectively, the “Key Transaction Documents”), as well as legal issues in Bracewell’s draft. Among other things, the parties discussed the request from Bracewell to have representations and warranties from ALLP substantially similar in scope to those provided by WNRL. Following this meeting, Latham delivered a draft of the Sponsor Equity Restructuring Agreement to Bracewell and V&E.

Also on August 6, 2017, a counterproposal was made on behalf of ALLP to the WNRL GP Conflicts Committee consisting of an exchange ratio of 0.5233 of an ALLP Common Unit for each outstanding WNRL Common Unit held by a public, unaffiliated unitholder and an effective exchange ratio of 0.4639 of an ALLP Common Unit for each outstanding WNRL Common Unit held by an affiliate of Andeavor (the “ALLP August 6 Counterproposal”).

Later on August 6, 2017, the WNRL GP Conflicts Committee met, together with representatives of Bracewell and Citi, to discuss the August 5 Merger Agreement and the ALLP August 6 Counterproposal.

On August 7, 2017, in accordance with the directives of the WNRL GP Conflicts Committee, it was communicated to ALLP that the WNRL GP Conflicts Committee would not respond to the ALLP August 6 Counterproposal until the Key Transaction Documents were in substantially final form and the signing date was imminent.

Between August 3 and August 11, 2017, Latham, Andrews Kurth, Bracewell and V&E continued to negotiate the terms of (i) the Merger Agreement, which ultimately included (A) symmetrical representations and warranties made by ALLP, (B) the inclusion of certain interim covenants restricting ALLP’s conduct during the interim period between signing and closing, and (C) a requirement that all amendments, determinations, decisions, approvals, notices and consents of WNRL or WNRL General Partner under the Merger Agreement require approval of the WNRL GP Conflicts Committee, and (ii) the other Key Transaction Documents.

On August 8, 2017, Latham provided a draft of the ALLP Partnership Agreement to Bracewell and V&E, which reflected comments on the draft from Andrews Kurth made at the direction of the ALLP GP Conflicts Committee.

On August 9, 2017, Andeavor filed with the SEC an amendment to its Schedule 13D for ALLP disclosing that Andeavor and ALLP had considered their options with respect to the ALLP IDRs and preferred to pursue a buy-in strategy in exchange for ALLP Common Units.

Also on August 9, 2017, in anticipation of Mr. Atterbury’s inability to participate in the planned WNRL GP Conflicts Committee meeting on August 10, 2017, at the request of the WNRL GP Conflicts Committee, representatives of Bracewell and Citi had separate telephone calls with Mr. Atterbury to discuss ALLP’s August 6 Counterproposal. On August 10, 2017, with the exception of Mr. Atterbury, the WNRL GP Conflicts Committee met telephonically, together with representatives of Bracewell and Citi, to discuss the ALLP August 6 Counterproposal, the most recent draft of the Merger Agreement and the ALLP Partnership Agreement reflecting the Distribution Waiver. The WNRL GP Conflicts Committee directed Citi, on behalf of the WNRL GP Conflicts Committee, to accept the ALLP August 6 Counterproposal.

Also on August 10, 2017, in accordance with the directives of the WNRL GP Conflicts Committee, it was communicated to ALLP that the terms of the ALLP August 6 Counterproposal were acceptable.

On August 11, 2017, the ALLP GP Conflicts Committee held a meeting, together with its legal and financial advisors, to discuss the Merger and the IDR/GP Transaction. At this meeting, JPMorgan discussed with the ALLP GP Conflicts Committee its financial analysis regarding the aggregate consideration to be paid in the Merger and the IDR/GP Transaction, and Andrews Kurth reviewed with the committee each of the Merger Agreement, the ALLP Partnership Agreement, the Sponsor Equity Restructuring Agreement and the Support Agreement. Following a discussion of the Merger and the IDR/GP Transaction and the agreements and related matters, the ALLP GP Conflicts Committee unanimously in good faith determined that the Merger and the IDR/GP Transaction were in the best interests of ALLP and its subsidiaries treated as a single consolidated group and fair and reasonable to, and in the best interest of, ALLP and the holders of ALLP Common Units (other than Andeavor and its subsidiaries) and recommended that the ALLP GP Board approve the Merger and the IDR/GP Transaction, the Merger Agreement, the Sponsor Equity Restructuring Agreement, the ALLP Partnership Agreement and the Support Agreement, and the consummation of the transactions contemplated thereby, including the Merger.

On August 12, 2017, the WNRL GP Conflicts Committee met, together with representatives of Bracewell and Citi, to discuss the Merger and the IDR/GP Transaction. At this meeting, representatives of Bracewell provided the WNRL GP Conflicts Committee with a summary of each of the Key Transaction Documents and the ALLP Partnership Agreement. Also at this meeting, Citi reviewed its financial analysis of the Exchange Ratio with the WNRL GP Conflicts Committee and rendered an oral opinion, confirmed by delivery of a written opinion dated August 12, 2017, to the effect that, as of the date of such opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of WNRL Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates). After full discussion, the WNRL GP Conflicts Committee, acting with all lawfully delegable powers and authority of the WNRL GP Board on behalf of WNRL General Partner in its capacity as the general partner of WNRL, and on behalf of WNRL (with such resolutions constituting a “Special Approval” for all purposes under the WNRL Partnership Agreement, including Section 7.9(d) thereof), adopted resolutions pursuant to which the WNRL GP Conflicts Committee (i) determined that the Merger Agreement and the Merger are in, or not opposed to, the best interest of WNRL and the holders of WNRL’s Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the holders of WNRL Common Units approve the Merger and adopt the Merger Agreement and directed that the Merger Agreement and a proposal to approve certain compensation for WNRL’s officers in connection with the Merger be submitted to the holders of WNRL Common Units by written consent for their approval.

On August 13, 2017, the ALLP GP Board held a meeting with Latham during which Latham discussed certain terms related to the Merger Agreement and other Key Transaction Documents. Following such discussion, the ALLP GP Board, upon the recommendation of the ALLP GP Conflicts Committee, (i) determined that the Merger Agreement, the Merger and the other Key Transaction Documents are fair to, and in the best interests of, ALLP and its partners, ALLP General Partner and its members and each of LP Merger Sub and GP Merger Sub and (ii) approved and declared advisable the Merger Agreement, the other Key Transaction Documents to which ALLP and ALLP General Partner are a party and the transactions contemplated thereby, including the Merger and the GP Merger.

On that same date, the WNRL GP Board held a meeting, with V&E present, to approve WNRL General Partner’s entry into the Merger Agreement and certain other actions or transactions to be undertaken by WNRL General Partner in connection with the Merger.

Thereafter, on August 13, 2017, the parties executed the definitive transaction documents.

On August 14, 2017, prior to market open, Andeavor, ALLP and WNRL issued a joint press release announcing the Transactions.

Sponsor Equity Restructuring Agreement and Second Amended and Restated ALLP Partnership Agreement

Sponsor Equity Restructuring Agreement

Pursuant to the terms of the Sponsor Equity Restructuring Agreement, concurrently with the closing of the transactions contemplated by the Merger Agreement, (i) ALLP will issue 78,000,000 ALLP Common Units to ALLP General Partner in consideration for the IDR/GP Transaction and (ii) Andeavor will indemnify and reimburse ALLP and certain of its subsidiaries for, among other matters, certain losses and costs relating to (A) ALLP’s operation and ownership of the WNRL assets and (B) any spill or leak of hazardous materials prior to the completion of an environmental, health and safety assessment and mechanical integrity review (“EHS Review”) of the WNRL assets and the costs of any remediation or upgrades identified by the EHS Review. The Sponsor Equity Restructuring Agreement also requires the adoption of the ALLP Partnership Agreement. For additional information regarding the Sponsor Equity Restructuring Agreement, see “Sponsor Equity Restructuring Agreement.” A copy of the Sponsor Equity Restructuring Agreement is also attached to this consent statement/prospectus as Annex D and is incorporated herein by reference. You should read the Sponsor Equity Restructuring Agreement because it, and not this consent statement/prospectus, is the legal document that governs the terms of the Sponsor Equity Restructuring Agreement.

Second Amended and Restated ALLP Partnership Agreement

The Merger Agreement provides that, as a condition to the closing of the Merger, the ALLP General Partner shall have executed and delivered the ALLP Partnership Agreement, which, among other things, will reflect: (i) the cancellation of the incentive distribution rights in ALLP, (ii) the conversion of the general partner interests in ALLP held by ALLP General Partner into a non-economic general partner interest in ALLP, (iii) the reduction in aggregate quarterly distributions to Andeavor in respect of the ALLP Common Units (inclusive of amounts remaining under the $100 million waiver announced in November 2016) by (a) $12,500,000 per quarter commencing with distributions with respect to the quarter ending September 30, 2017 and ending with distributions with respect to the quarter ending December 31, 2017, (b) $15,000,000 per quarter commencing with distributions with respect to the quarter ending March 31, 2018 and ending with distributions with respect to the quarter ending December 31, 2018, and (c) $12,500,000 per quarter commencing with distributions with respect to the quarter ending March 31, 2019 and ending with distributions with respect to the quarter ending December 31, 2019, and (iv) the creation and issuance of the ALLP TexNew Mex Units. If approved and adopted, the ALLP Partnership Agreement will become effective at the effective time of the Mergers. The form of the ALLP Partnership Agreement is attached to this consent statement/prospectus as Annex C and is incorporated herein by reference. You should read the ALLP Partnership Agreement because it, and not this consent statement/prospectus, is the legal document that, upon its execution and delivery, will govern the terms of the ALLP Partnership Agreement. For additional information regarding the ALLP Partnership Agreement, see “Comparison of Unitholders Rights—ALLP Unitholders.”

Recommendation of the WNRL GP Conflicts Committee

On August 12, 2017, the WNRL GP Conflicts Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby are in, or not opposed to, the best interests of WNRL and the holders of WNRL Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates), approved the Merger Agreement and the transactions contemplated thereby, and resolved to recommend that the holders of WNRL Common Units approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and vote “for” the Non-Binding Compensation Advisory Proposal, and directed that the Merger Agreement and the Non-Binding Compensation Advisory Proposal be submitted to a vote of holders of WNRL Common Units by written consent.

Reasons for the Recommendation of the WNRL GP Conflicts Committee

The WNRL GP Conflicts Committee consulted with its legal advisors and financial advisors and considered many factors in its evaluation of the Merger. The WNRL GP Conflicts Committee considered the following factors to be generally positive or favorable in making its determination and approvals with respect to the Merger and its related recommendation to the WNRL unitholders:

•	The expectation of the WNRL GP Conflicts Committee that, relative to WNRL’s estimated distributions per WNRL Common Unit and distributable cash flow per WNRL Common Unit on a standalone basis, the proposed Merger and related transactions could be accretive to unaffiliated holders of WNRL Common Units in the fourth quarter of the calendar year ending December 31, 2017 and in calendar year 2018, calendar year 2019, calendar year 2020 and calendar year 2021 based on the Exchange Ratio, after taking into account the IDR/GP Transaction and other related transactions and the potential strategic implications and operational benefits anticipated by the managements of WNRL General Partner and ALLP General Partner to result from the Merger and related transactions and, in the case of WNRL’s estimated distributable cash flow per LP unit, both before and after taking into account the waiver by Andeavor of certain LP unit distributions on ALLP Common Units held by Andeavor.

•	The expectation of the WNRL GP Conflicts Committee that the Merger will result in significant business diversification for the combined entity as compared to WNRL on a standalone basis, including diversification of basin, geographic and product exposures.

•	The expectation of the WNRL GP Conflicts Committee that the Merger will result in a deeper inventory of potential dropdowns being available to the combined entity as compared to WNRL on a standalone basis.

•	The fact that ALLP management is targeting long-term, sustainable annual distribution growth of 6% or greater, a distribution coverage ratio of approximately 1.1x and debt-to-EBITDA at or below 4.0x for the combined entity by the end of 2017.

•	ALLP’s expectation that the Merger will strengthen its credit profile and position ALLP for an investment grade credit rating.

•	ALLP’s expectation that the elimination of the incentive distribution rights will lower ALLP’s marginal cost of capital and reduce the need to access public equity markets while expanding the universe of economic growth opportunities.

•	The financial presentation and opinion of Citi, dated August 12, 2017, to the WNRL GP Conflicts Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio provided for pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below under the caption “Opinion of Financial Advisor to the WNRL GP Conflicts Committee.”

•	The Merger Agreement provides that holders of WNRL Common Units will be entitled to the right to receive 0.5233 of an ALLP Common Unit in exchange for each outstanding WNRL Common Unit, reflecting a premium of approximately (i) 6.4% based on WNRL’s closing unit price on August 11, 2017, the last trading day prior to the signing of the Merger Agreement, and (ii) 13.0% to WNRL’s closing unit price on April 13, 2017, which is the last trading day prior to the date that Andeavor filed an amendment to its Schedule 13D for ALLP publicly disclosing its consideration of a potential strategic combination between ALLP and WNRL and a buy-in of Andeavor’s incentive distribution rights in ALLP.

•	The Exchange Ratio of 0.5233 per WNRL Common Unit represents a 6.7% increase from the exchange ratio of 0.4906 originally proposed by ALLP in its proposal delivered to the WNRL GP Conflicts Committee on July 20, 2017.

•	Andeavor’s agreement to cancel 3,634,473 WNRL Common Units held by its affiliates to achieve an implied exchange ratio of 0.4639 of an ALLP Common Unit for each outstanding WNRL Common Unit held by Andeavor and its affiliates.

•	The elimination of ALLP’s incentive distribution rights held by ALLP General Partner, and the conversion of the 2% general partner interest in ALLP to a non-economic interest, in exchange for 78,000,000 ALLP Common Units.

•	The waiver by Andeavor of certain distributions on ALLP Common Units held by it or its affiliates, in an amount equal to $12.5 million in respect of the fourth quarter of 2017, $60 million in respect of 2018 and $50 million in respect of 2019.

•	The agreement between WNRL and ALLP to coordinate the declaration and payment of distributions in respect of the WNRL Common Units and the ALLP Common Units so that no holder of WNRL Common Units will receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable WNRL Common Units or ALLP Common Units received pursuant to the Merger in exchange therefor.

•	The expectation that, for U.S. federal income tax purposes (i) WNRL should not recognize any income or gain as a result of the Merger; and (ii) no gain or loss should be recognized by holders of WNRL Common Units as a result of the Merger (other than as described below under the caption “Material U.S. Federal Income Tax Consequences of the Merger”).

In addition to the factors described above, the WNRL GP Conflicts Committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Merger Agreement, including those discussed below, each of which supported its determination and approvals with respect to the Merger:

•	Each of the members of the WNRL GP Conflicts Committee satisfies the requirements for serving on the WNRL GP Conflicts Committee as required under WNRL’s limited partnership agreement, including the requirement that all members of the WNRL GP Conflicts Committee satisfy the independence requirements established by the NYSE.

•	In connection with the consideration of the Merger, the WNRL GP Conflicts Committee retained its own legal and financial advisors with knowledge and experience with respect to public merger and acquisition transactions, and WNRL’s industry specifically, as well as substantial experience advising publicly traded master limited partnerships and other companies and conflicts committees with respect to transactions similar to the Merger.

•	Under the terms of the Merger Agreement, prior to the Effective Time, WNRL, WNRL General Partner and their subsidiaries will not eliminate the WNRL GP Conflicts Committee, revoke or diminish the authority of the WNRL GP Conflicts Committee, or remove or cause the removal (without cause) of any director of the WNRL GP Board who is a member of the WNRL GP Conflicts Committee either as a director or as a member of such committee, without the affirmative vote of a majority of the members of the WNRL GP Conflicts Committee.

•	The Merger Agreement may not be amended without the approval of the WNRL GP Conflicts Committee.

•	Whenever a determination, decision, approval, notice or consent of WNRL or WNRL General Partner is permitted or required pursuant to or otherwise in connection with the Merger Agreement, such determination, decision, approval, notice or consent must be authorized or made by the WNRL GP Conflicts Committee.

•	The terms and conditions of the Merger were determined through arm’s-length negotiations among Andeavor, ALLP, the ALLP GP Conflicts Committee, WNRL and the WNRL GP Conflicts Committee and their respective representatives and advisors.

•	The members of the WNRL GP Conflicts Committee are familiar with, and understand, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of WNRL and WNRL General Partner.

•	The members of the WNRL GP Conflicts Committee have not been requested to serve on the ALLP GP Board after the Merger.

•	The WNRL GP Conflicts Committee had no obligation to approve or recommend any transaction.

The WNRL GP Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and approvals with respect to the Merger and the related recommendation to the holders of WNRL Common Units:

•	Since the Merger is subject to the approval of holders of a majority of the outstanding WNRL Common Units, and affiliates of Andeavor own a majority of the outstanding WNRL Common Units and have agreed to vote in favor of the Merger proposal, the affirmative vote of the unaffiliated holders of WNRL Common Units is not needed to approve the Merger.

•	The WNRL GP Conflicts Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for an acquisition of WNRL. The WNRL GP Conflicts Committee believed that potential alternative transactions with third parties were not achievable because of Andeavor’s control of WNRL General Partner and ownership of a majority of the WNRL Common Units.

•	The potential that increased gathering and processing exposure resulting from the Merger will add volumetric risk and increase cash flow volatility as compared to WNRL on a standalone basis.

•	The combined company’s marginally higher leverage that will result from the Merger as compared to WNRL on a standalone basis.

•	There is risk that the potential benefits resulting from the Merger might not be fully realized.

•	Holders of WNRL Common Units are not entitled to appraisal rights under the Merger Agreement, WNRL’s limited partnership agreement or Delaware law.

•	Holders of WNRL Common Units will be foregoing the potential benefits that would be realized by remaining unitholders of WNRL on a standalone basis.

•	Litigation may occur in connection with the Merger and such litigation may increase costs and result in a diversion of management focus.

•	Some of the executive officers and directors of WNRL General Partner have interests in the Merger that are different from, or in addition to, the interests of WNRL’s unitholders generally.

The foregoing discussion of the information and factors considered by the WNRL GP Conflicts Committee is not intended to be exhaustive, but includes material factors the WNRL GP Conflicts Committee considered. In view of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the WNRL GP Conflicts Committee did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. In addition, each of the members of the WNRL GP Conflicts Committee may have given differing weights to different factors. Overall, the WNRL GP Conflicts Committee believed that the positive factors supporting the Merger outweighed the negative factors it considered.

The explanation of the reasoning of the WNRL GP Conflicts Committee and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Financial Advisor to the WNRL GP Conflicts Committee

In connection with the Merger, the WNRL GP Conflicts Committee requested that Citi evaluate the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Merger Agreement. On August 12, 2017, at a meeting of the WNRL GP Conflicts Committee held to evaluate the Merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated August 12, 2017, to the WNRL GP Conflicts Committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of WNRL Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates).

The full text of Citi’s written opinion, dated August 12, 2017, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this consent statement/prospectus and is incorporated into this consent statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the WNRL GP Conflicts Committee (in its capacity as such) in connection with its evaluation of the Exchange Ratio from a financial point of view and did not address any other terms, aspects or implications of the Merger or related transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of WNRL General Partner to effect the Merger or any related transactions, the relative merits of the Merger or any related transactions as compared to any alternative business strategies or opportunities that might exist for WNRL or the effect of any other transaction in which WNRL might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any related transactions or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on August 12, 2017, of the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives of WNRL General Partner and certain senior officers and other representatives of ALLP General Partner concerning the businesses, operations and prospects of WNRL and ALLP;

•	reviewed certain publicly available and other business and financial information relating to WNRL and ALLP provided to or discussed with Citi by the managements of WNRL General Partner and ALLP General Partner, including certain internal financial forecasts and other information and data relating to WNRL and ALLP provided to or discussed with Citi by the managements of WNRL General Partner and ALLP General Partner, in each case as reviewed and approved for Citi’s use by the WNRL GP Conflicts Committee;

•	reviewed certain information and data relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of WNRL General Partner and ALLP General Partner to result from the Merger and related transactions;

•	reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of WNRL Common Units and ALLP Common Units, the financial condition and historical and projected cash flows and other operating data of WNRL and ALLP and the capitalization of WNRL and ALLP;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of WNRL and ALLP;

•	evaluated certain potential pro forma financial effects of the Merger (after giving effect to the IDR/GP Transaction and other related transactions) on WNRL, ALLP and Andeavor utilizing the financial forecasts and other information and data relating to WNRL and ALLP and the potential strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of WNRL General Partner and ALLP General Partner that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data that Citi was directed to utilize in its analyses, Citi was advised by the managements of WNRL General Partner and ALLP General Partner, and Citi assumed, with the WNRL GP Conflicts Committee’s consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to, and were a reasonable basis upon which to evaluate, the future financial performance of WNRL and ALLP, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of WNRL General Partner and ALLP General Partner to result from, and other potential pro forma financial effects of, the Merger and related transactions and the other matters covered thereby. Citi expressed no opinion as to any financial and other information or data (or underlying assumptions on which any such financial and other information or data are based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, with the WNRL GP Conflicts Committee’s consent, that the financial results, including with respect to the potential strategic implications and operational benefits anticipated to result from the Merger and related transactions, reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

Citi relied, at the WNRL GP Conflicts Committee’s direction, upon the assessments of the managements of WNRL General Partner and ALLP General Partner as to, among other things, (i) the related transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on WNRL and ALLP of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas and energy infrastructure industries, including commodity pricing and supply and demand for oil, refined petroleum products, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (iii) growth, expansion and other projects and acquisitions of WNRL and ALLP, including with respect to the likelihood and timing thereof and assets, capital expenditures and other financial and integration aspects involved, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key customers, suppliers, service providers, derivatives counterparties and other commercial relationships of WNRL and ALLP and (v) the ability to integrate the operations of WNRL and ALLP. Citi assumed, with the WNRL GP Conflicts Committee’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on WNRL, ALLP, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

In connection with its opinion, Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of WNRL, ALLP or any other entity and Citi did not make any physical inspection of the properties or assets of WNRL, ALLP or any other entity. Citi assumed, with the WNRL GP Conflicts Committee’s consent, that the Merger and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that there would not be any delays, limitations, restrictions, conditions or other actions, including any divestiture or other requirements, amendments or modifications, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, related transaction or otherwise that would have an adverse effect on WNRL, ALLP, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with WNRL GP Conflicts Committee’s consent, that the Merger would qualify for the intended tax treatment contemplated by the Merger Agreement. Citi’s opinion, as set forth therein, related to the relative values of WNRL and ALLP. Citi did not express any view or opinion as to the value of WNRL Common Units held by Andeavor or its affiliates or any general partner interests in WNRL or ALLP, the actual value of ALLP Common Units, ALLP TexNew Mex Units or any other securities when issued in the Merger and related transactions or the prices at which WNRL Common Units, ALLP Common Units, WNRL TexNew Mex Units, ALLP TexNew Mex Units or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger and related transactions. Representatives of WNRL General Partner advised Citi, and Citi further assumed, that the final terms of the Merger Agreement did not vary materially from those set forth in the execution version reviewed by Citi. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters and relied, with WNRL GP Conflicts Committee’s consent, upon the assessments of representatives of WNRL General Partner as to such matters.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio (to the extent expressly specified therein), without regard to individual circumstances of specific holders with respect to control or other rights or aspects which may distinguish such holders or the securities of WNRL held by such holders and Citi’s analyses and opinion did not address, take into consideration or give effect to any rights, preferences, restrictions or limitations that may be attributable to any such securities nor did Citi’s opinion in any way address any other consideration payable in connection with the Merger or any related transactions, including consideration payable to Andeavor and/or its affiliates, or proportionate allocation or relative fairness. Citi’s opinion did not address related transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions or any terms, aspects or implications of any support, partnership agreement amendment or restructuring agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, related transactions or otherwise. In connection with Citi’s engagement, Citi was not requested to, and it did not, undertake a third-party solicitation process on behalf of WNRL with respect to the acquisition of all or a part of WNRL. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Merger or any related transactions, or any class of such persons, relative to the Exchange Ratio or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi is not obligated to update, revise or reaffirm its opinion. As the WNRL GP Conflicts Committee was aware, the credit, financial and stock markets, and the industries in which WNRL and ALLP operate, have experienced and continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on WNRL, ALLP, the merger or related transactions (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of WNRL and ALLP. No company, business or transaction reviewed is identical or directly comparable to WNRL or ALLP or the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions reviewed or the results from any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Merger or related transactions. The type and amount of consideration payable in the Merger and related transactions were determined through negotiations among the WNRL GP Conflicts Committee, the ALLP GP

Conflicts Committee and Andeavor and the decision to enter into the Merger Agreement was solely that of the WNRL GP Conflicts Committee. Citi’s opinion was only one of many factors considered by the WNRL GP Conflicts Committee in its evaluation of Exchange Ratio and should not be viewed as determinative of the views of the WNRL GP Conflicts Committee or the WNRL General Partner with respect to the Merger, related transactions or the consideration payable in the Merger or related transactions.

Financial Analyses

The following is a brief summary of the material financial analyses prepared and reviewed with the WNRL GP Conflicts Committee in connection with Citi’s opinion, dated August 12, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Citi assumes no responsibility if future results are different from those described, whether or not any such difference is material. In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, except as otherwise described below, Citi (i) divided the low-end of the approximate implied per LP unit equity value reference ranges derived for WNRL from such analyses by the high-end of the approximate implied per LP unit equity value reference ranges derived for ALLP from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (ii) divided the high-end of the approximate implied per LP unit equity value reference ranges derived for WNRL from such analyses by the low-end of the approximate implied per LP unit equity value reference ranges derived for ALLP from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges. Approximate implied per LP unit equity value reference ranges were rounded to the nearest $0.05, other than such ranges derived from Wall Street research analysts’ LP unit price targets. Financial data for WNRL and ALLP utilized in the financial analyses described below were based on, among other things, internal financial forecasts and other information and data provided to or discussed with Citi by the managements of WNRL General Partner and ALLP General Partner, in each case as reviewed and approved for Citi’s use by the WNRL GP Conflicts Committee (respectively referred to in this section as the “WNRL forecasts” and the “ALLP forecasts”).

Selected Public Companies Analyses. Citi performed separate selected public companies analyses of each of WNRL and ALLP in which Citi reviewed certain financial and stock market information relating to WNRL, ALLP and the selected publicly traded companies listed below.

In its selected public companies analysis of WNRL, Citi reviewed certain financial and stock market information relating to WNRL and the following 12 selected partnerships that Citi considered generally relevant as publicly traded master limited partnerships (“MLPs”) with operations in the midstream energy industry (the “WNRL selected partnerships”):

•	Andeavor Logistics LP

•	Buckeye Partners, L.P.

•	Delek Logistics Partners, LP

•	Holly Energy Partners, L.P.

•	Magellan Midstream Partners, L.P.

•	MPLX LP

•	NuStar Energy L.P.

•	PBF Logistics LP

•	Phillips 66 Partners LP

•	Shell Midstream Partners, L.P.

•	TransMontaigne Partners L.P.

•	Valero Energy Partners L.P.

Citi reviewed, among other information, enterprise values, calculated as implied equity values based on closing LP unit prices on August 11, 2017 plus the implied equity value of the general partner (“GPs”), total debt, preferred equity and minority interests (as applicable) and less cash and cash equivalents, as a multiple of calendar year 2017, calendar year 2018 and calendar year 2019 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) and also reviewed closing LP unit prices on August 11, 2017 as a multiple of calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit. In addition, Citi reviewed indicative yields, calculated as the most recently announced quarterly distribution per LP unit, as annualized, divided by closing LP unit prices on August 11, 2017, and calendar year 2018 and calendar year 2019 estimated yields. Financial data of the WNRL selected partnerships were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of WNRL was based on the WNRL forecasts and public filings.

The overall low to high calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples, calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit multiples, indicative yields and calendar year 2018 and calendar year 2019 estimated yields observed for the WNRL selected partnerships were as follows:

•	calendar year 2017 estimated EBITDA multiples: 10.0x to 17.2x (with a mean of 13.3x and a median of 13.4x)

•	calendar year 2018 estimated EBITDA multiples: 7.7x to 13.2x (with a mean of 10.7x and a median of 10.8x)

•	calendar year 2019 estimated EBITDA multiples: 6.6x to 12.7x (with a mean of 9.6x and a median of 9.5x)

•	calendar year 2017 estimated distributable cash flow per LP unit multiples: 8.4x to 18.4x (with a mean of 12.8x and a median of 12.1x)

•	calendar year 2018 estimated distributable cash flow per LP unit multiples: 9.0x to 15.6x (with a mean of 11.7x and a median of 11.4x)

•	calendar year 2019 estimated distributable cash flow per LP unit multiples: 8.6x to 13.6x (with a mean of 10.9x and a median of 10.6x)

•	indicative yields: 4.3% to 10.7% (with a mean of 7.2% and a median of 7.3%)

•	calendar year 2018 estimated yields: 5.3% to 10.7% (with a mean and a median of 7.9%)

•	calendar year 2019 estimated yields: 6.2% to 11.2% (with a mean of 8.5% and a median of 8.4%)

Citi noted that the calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples for WNRL were 12.1x, 8.7x and 7.4x, respectively, the calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit multiples for WNRL were 13.4x, 11.2x and 10.7x, respectively, the indicative yield for WNRL was 7.9% and the calendar year 2018 and calendar year 2019 estimated yields for WNRL were 8.2% and 8.8%, respectively. Citi then applied the following selected ranges of calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples, calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit multiples, indicative yields and calendar year 2018 and calendar year 2019 estimated yields derived from the WNRL selected partnerships to corresponding data of WNRL (or, in the case of yields, distributions per LP unit):

•	calendar year 2017 estimated EBITDA multiples: 12.0x to 14.7x

•	calendar year 2018 estimated EBITDA multiples: 8.7x to 11.8x

•	calendar year 2019 estimated EBITDA multiples: 7.4x to 10.4x

•	calendar year 2017 estimated distributable cash flow per LP unit multiples: 10.8x to 13.4x

•	calendar year 2018 estimated distributable cash flow per LP unit multiples: 10.2x to 12.5x

•	calendar year 2019 estimated distributable cash flow per LP unit multiples: 9.5x to 11.7x

•	indicative yields: 6.5% to 8.0%

•	calendar year 2018 estimated yields: 7.1% to 8.7%

•	calendar year 2019 estimated yields: 7.5% to 9.2%

This analysis indicated a selected approximate implied per LP unit equity value reference range for WNRL of $22.40 to $29.20.

In its selected public companies analysis of ALLP, Citi reviewed certain financial and stock market information relating to ALLP and the following 17 selected partnerships or companies that Citi considered generally relevant as publicly traded MLPs or companies with operations in the midstream energy industry (the “ALLP selected entities”):

•	Buckeye Partners, L.P.

•	DCP Midstream, LP

•	Delek Logistics Partners, LP

•	Enable Midstream Partners, LP

•	EnLink Midstream Partners, LP

•	Holly Energy Partners, L.P.

•	Magellan Midstream Partners, L.P.

•	MPLX LP

•	NuStar Energy L.P.

•	PBF Logistics LP

•	Phillips 66 Partners LP

•	Shell Midstream Partners, L.P.

•	Targa Resources Corp.

•	TransMontaigne Partners L.P.

•	Valero Energy Partners L.P.

•	Western Gas Partners, LP

•	Western Refining Logistics, LP

Citi reviewed, among other information, enterprise values, calculated as implied equity values based on closing LP unit or stock prices on August 11, 2017 plus the implied equity value of the GP (as applicable), total debt, preferred equity and minority interests (as applicable) and less cash and cash equivalents, as a multiple of calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA and also reviewed closing LP unit or stock prices on August 11, 2017 as a multiple of calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit or share. In addition, Citi reviewed indicative yields, calculated as the most recently announced quarterly distribution per LP unit or share, as annualized, divided by closing LP unit or share prices on August 11, 2017, and calendar year 2018 and calendar year 2019 estimated yields. Financial data of the ALLP selected entities were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of ALLP was based on the ALLP forecasts and public filings.

The overall low to high calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples, calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit or share multiples, indicative yields and calendar year 2018 and calendar year 2019 estimated yields observed for the ALLP selected entities were as follows:

•	calendar year 2017 estimated EBITDA multiples: 10.0x to 17.2x (with a mean of 13.4x and a median of 13.6x)

•	calendar year 2018 estimated EBITDA multiples: 7.7x to 14.2x (with a mean of 11.0x and a median of 10.9x)

•	calendar year 2019 estimated EBITDA multiples: 6.6x to 12.7x (with a mean of 9.8x and a median of 9.7x)

•	calendar year 2017 estimated distributable cash flow per LP unit or share multiples: 8.4x to 18.4x (with a mean and a median of 12.4x)

•	calendar year 2018 estimated distributable cash flow per LP unit or share multiples: 9.0x to 15.6x (with a mean of 11.3x and a median of 11.2x)

•	calendar year 2019 estimated distributable cash flow per LP unit or share multiples: 8.3x to 13.6x (with a mean of 10.5x and a median of 10.2x)

•	indicative yields: 4.3% to 10.7% (with a mean of 7.7% and a median of 7.9%)

•	calendar year 2018 estimated yields: 5.3% to 10.7% (with a mean and a median of 8.2%)

•	calendar year 2019 estimated yields: 6.2% to 11.2% (with a mean of 8.7% and a median of 8.5%)

Citi noted that the calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples for ALLP were 12.6x, 11.0x and 9.8x, respectively, the calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit multiples for ALLP were 11.4x, 10.7x and 10.7x, respectively, the indicative yield for ALLP was 8.0% and the calendar year 2018 and calendar year 2019 estimated yields for ALLP were 8.6% and 9.0%, respectively. Citi then applied the following selected ranges of calendar year 2017, calendar year 2018 and calendar year 2019 estimated EBITDA multiples, calendar year 2017, calendar year 2018 and calendar year 2019 estimated distributable cash flow per LP unit or share multiples, indicative yields and calendar year 2018 and calendar year 2019 estimated yields derived from the ALLP selected entities to corresponding data of ALLP (or, in the case of yields, distributions per LP unit):

•	calendar year 2017 estimated EBITDA multiples: 12.2x to 15.0x

•	calendar year 2018 estimated EBITDA multiples: 9.8x to 12.0x

•	calendar year 2019 estimated EBITDA multiples: 8.7x to 10.7x

•	calendar year 2017 estimated distributable cash flow per LP unit or share multiples: 11.1x to 13.6x

•	calendar year 2018 estimated distributable cash flow per LP unit or share multiples: 10.1x to 12.3x

•	calendar year 2019 estimated distributable cash flow per LP unit or share multiples: 9.2x to 11.3x

•	indicative yields: 7.1% to 8.7%

•	calendar year 2018 estimated yields: 7.4% to 9.1%

•	calendar year 2019 estimated yields: 7.6% to 9.3%

This analysis indicated a selected approximate implied per LP unit equity value reference range for ALLP of $43.35 to $57.40.

Utilizing the approximate implied per limited LP equity value reference ranges derived for WNRL and ALLP described above, Citi calculated the following implied exchange ratio reference range, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.3902x – 0.6736x	0.5233x

Discounted Cash Flow Analyses. Citi performed separate discounted cash flow analyses of WNRL and ALLP by calculating the estimated present value of the distributable cash flow per LP unit that WNRL and ALLP were forecasted to generate during the fourth quarter of the calendar year ending December 31, 2017 through the full calendar year December 31, 2021 based on the WNRL forecasts and the ALLP forecasts, respectively.

In its discounted cash flow analysis of WNRL, Citi calculated implied terminal values for WNRL by applying to WNRL’s calendar year 2021 estimated distributable cash flow per LP unit a selected range of terminal distributable cash flow per LP unit multiples of 10.8x to 13.4x. The present values (as of September 30, 2017) of the distributable cash flow per LP unit and terminal values were then calculated using a selected range of discount rates of 9.5% to 11.8%. This analysis indicated a selected approximate implied per LP unit equity value reference range for WNRL of $24.65 to $30.95.

In its discounted cash flow analysis of ALLP, Citi calculated implied terminal values for ALLP by applying to ALLP’s calendar year 2021 estimated distributable cash flow per LP unit a selected range of terminal distributable cash flow per LP unit multiples of 11.1x to 13.6x. The present values (as of September 30, 2017) of the distributable cash flow per LP unit and terminal values were then calculated using a selected range of discount rates of 7.8% to 9.5%. This analysis indicated a selected approximate implied per LP unit equity value reference range for ALLP of $54.10 to $66.10.

Utilizing the approximate implied per LP unit equity value reference ranges derived for WNRL and ALLP described above, Citi calculated the following implied exchange ratio reference range, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.3729x – 0.5721x	0.5233x

Has/Gets. Citi compared the approximate implied per LP unit equity value reference ranges derived for WNRL on a standalone basis described above under “—Selected Public Companies Analyses” and “—Discounted Cash Flow Analyses” relative to illustrative potential implied pro forma per LP unit values for unaffiliated holders of WNRL Common Units derived from a selected public companies analysis and a discounted cash flow analysis of the pro forma combined company after taking into account the IDR/GP Transaction, the waiver by Andeavor of certain LP unit distributions on ALLP Common Units held by Andeavor and other related transactions and the potential strategic implications and operational benefits anticipated by the managements of WNRL General Partner and ALLP General Partner to result from the Merger and related transactions. Citi utilized, in the case of such selected public companies analysis, the overall low-end and high-end of each of the selected ranges of estimated EBITDA multiples, estimated distributable cash flow per LP unit or share multiples, indicative yields and estimated yields described above under “—Selected Public Companies Analyses” for both WNRL and ALLP and, in the case of such discounted cash flow analysis, the overall low-end and high-end of the selected ranges of terminal distributable cash flow per LP unit multiples described above under “—Discounted Cash Flow Analyses” for both WNRL and ALLP and the selected range of discount rates described above under “—Discounted Cash Flow Analyses” for ALLP. Financial data of WNRL was based on the WNRL forecasts and public filings. Financial data of ALLP was based on the ALLP forecasts and public filings. Financial data of the pro forma combined company was based on the WNRL forecasts, the ALLP forecasts and public filings.

Citi observed that the pro forma ownership of unaffiliated holders of WNRL Common Units in the pro forma combined company implied by the Exchange Ratio indicated that the Merger could result in approximate implied pro forma per LP unit equity values for unaffiliated holders of WNRL Common Units derived from the selected public companies analysis and discounted cash flow analysis of the pro forma combined company described above of $21.45 to $28.85 and $29.72 to $37.10, respectively (relative to $22.40 to $29.20 and $24.65 to $30.95, respectively, on a standalone basis). Actual results achieved by WNRL, ALLP and the pro forma combined company may vary from forecasted results and such variations may be material.

Certain Additional Information

Citi also observed certain additional factors that were not considered part of Citi’s financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

Accretion/Dilution. Citi reviewed the potential pro forma financial effect of the proposed Merger on WNRL’s estimated distributable cash flow per LP unit and distributions per LP unit for the fourth quarter of the calendar year ending December 31, 2017 and for the full calendar years ending December 31, 2018 through December 31, 2021 based on the Exchange Ratio, after taking into account the IDR/GP Transaction and other related transactions and the potential strategic implications and operational benefits anticipated by the managements of WNRL General Partner and ALLP General Partner to result from the Merger and related transactions and, in the case of WNRL’s estimated distributable cash flow per LP unit, both before and after taking into account the waiver by Andeavor of certain LP unit distributions on ALLP Common Units held by Andeavor. Financial data of WNRL was based on the WNRL forecasts and public filings. Financial data of ALLP was based on the ALLP forecasts and public filings. Financial data of Andeavor was based on the WNRL forecasts, the ALLP forecasts and public filings. This review indicated the following:

•	relative to WNRL’s estimated distributable cash flow per LP unit on a standalone basis, the proposed Merger and related transactions could be accretive to unaffiliated holders of WNRL Common Units in the fourth quarter of the calendar year ending December 31, 2017 and in calendar year 2018, calendar year 2019, calendar year 2020 and calendar year 2021; and

•	relative to WNRL’s estimated distributions per LP unit on a standalone basis, the proposed Merger and related transactions could be accretive to unaffiliated holders of WNRL Common Units in the fourth quarter of the calendar year ending December 31, 2017 and in calendar year 2018, calendar year 2019, calendar year 2020 and calendar year 2021.

Actual results achieved by WNRL, ALLP and Andeavor may vary from forecasted results and such variations may be material.

Other. Citi also observed the following:

•	the historical trading prices of WNRL Common Units and ALLP Common Units during the 52-week period ended August 11, 2017, which indicated a 52-week low to high per LP unit closing price range for WNRL Common Units and ALLP Common Units of $18.85 to $26.85 and $43.00 to $60.15, respectively, and an implied exchange ratio reference range, based on the daily observed closing LP unit prices over such 52-week period, of 0.3978x to 0.5361x as compared to the Exchange Ratio of 0.5233x;

•	undiscounted publicly available Wall Street research analysts’ price targets for WNRL Common Units and ALLP Common Units, which indicated standalone price targets for WNRL Common Units and ALLP Common Units of $24.00 to $28.00 per LP unit (with a median of $26.00 per LP unit) and $50.00 to $68.00 per LP unit (with a median of $61.00 per LP unit), respectively, and an implied exchange ratio reference range of 0.3529x to 0.5600x as compared to the Exchange Ratio of 0.5233x; and

•	implied premiums paid in seven selected related-party transactions involving mergers between MLPs with operations in the midstream energy industry completed during the five-year period prior to August 11, 2017 (acquiror/target: Enbridge Inc./Midcoast Energy Partners, L.P.; Sunoco Logistics Partners L.P./Energy Transfer Partners, L.P.; American Midstream Partners, LP/JP Energy Partners LP; Tesoro Logistics LP/QEP Midstream Partners, LP; Energy Transfer Partners, L.P./Regency Energy Partners LP; Williams Partners L.P./Access Midstream Partners, L.P.; and Enterprise Products Partners L.P./Oiltanking Partners L.P.), which indicated overall approximate low to high one trading day premiums of approximately (8.6%) to 14.5% (with a mean of 4.6% and a median of 5.6%); applying such range of premiums to the closing price of WNRL Common Units on April 13, 2017 (one business day prior to Andeavor’s public disclosure of its authorization for ALLP to negotiate a potential transaction with WNRL) of $24.80 per LP unit indicated an approximate implied per LP unit equity value reference range for WNRL of approximately $22.65 to $28.40 and an implied exchange ratio reference range based on the implied per LP unit equity value reference range for ALLP derived from the selected public companies analysis for ALLP described above of 0.3946x to 0.6551x as compared to the Exchange Ratio of 0.5233x.

Miscellaneous

WNRL has agreed to pay Citi for its services in connection with the proposed Merger an aggregate fee of $4 million, of which a portion was payable in connection with Citi’s engagement and $3 million was payable in connection with the delivery of Citi’s opinion. In addition, Citi may receive an additional fee in the sole discretion of the WNRL GP Conflicts Committee of up to $1.5 million. In addition, WNRL agreed to reimburse Citi for certain expenses, including reasonable fees and expenses of counsel, and to indemnify Citi and certain related parties against liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

As the WNRL GP Conflicts Committee was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Western Refining, WNRL and certain of their respective affiliates unrelated to the proposed Merger and related transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of its opinion, having acted or acting as (i) co-manager and an underwriter for an equity offering of WNRL and (ii) a lender under an asset-based credit facility of an affiliate of Western Refining, for which services described in clauses (i) and (ii) above Citi and its affiliates received during such two-year period aggregate fees of approximately $1 million from Western Refining and WNRL. As the WNRL GP Conflicts Committee also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Andeavor, ALLP and certain of their respective affiliates, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of its opinion, having acted or acting as (i) joint bookrunner, joint bookrunning manager and/or joint global coordinator and an underwriter for certain equity and debt offerings of ALLP and (ii) co-syndication agent, joint lead arranger and/or joint bookrunner for, and/or as a lender under, certain asset-based and other credit facilities of Andeavor and ALLP, for which services described in clauses (i) and (ii) above Citi and its affiliates received during such two-year period aggregate fees of approximately $7 million from Andeavor and ALLP. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of WNRL, Andeavor, ALLP and their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Western Refining, WNRL, Andeavor, ALLP and their respective affiliates.

The WNRL GP Conflicts Committee selected Citi to act as financial advisor in connection with the proposed Merger based on Citi’s reputation, experience and familiarity with WNRL, ALLP and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Unaudited Forecasted Financial Information

WNRL General Partner prepared unaudited forecasted financial information for the third and fourth quarters of fiscal year 2017 and the full fiscal years 2018 through 2021 for WNRL on a standalone basis and ALLP General Partner prepared unaudited forecasted financial information for the third and fourth quarters of fiscal year 2017 and the full fiscal years 2018 through 2021 for ALLP on a standalone basis. The unaudited forecasted financial information does not give effect to the Merger, the IDR/GP Transaction or Distribution Waiver. The unaudited forecasted financial information was prepared separately by each of the companies using, in some cases, different assumptions, and is not intended to be added together. Adding the unaudited forecasted financial information together for the two companies would not represent the results the combined company will achieve if the Merger, the IDR/GP Transaction and Distribution Waiver are completed and does not represent forecasted financial information for the combined company if the Merger, the IDR/GP Transaction and Distribution Waiver are completed.

Neither ALLP nor WNRL, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the unaudited forecasted financial information set forth below was made available to the WNRL GP Conflicts Committee in connection with the evaluation of the Merger. Such unaudited forecasted financial information also was provided to Citi for its use and reliance in connection with its financial analyses and opinion described under “Opinion of Financial Advisor to the WNRL Conflicts Committee.” The inclusion of this information should not be regarded as an indication that any of WNRL, ALLP, the WNRL GP Conflicts Committee, Citi or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue weight on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of ALLP and/or

WNRL and will be beyond the control of the combined company. WNRL unitholders are urged to review the SEC filings of WNRL for a description of risk factors with respect to the business of WNRL and the SEC filings of ALLP for a description of risk factors with respect to the business of ALLP. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages [●] and [●], respectively. WNRL unitholders are also urged to review the section entitled “Risk Factors” beginning on page [●]. The unaudited forecasted financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP (including because certain metrics are non-GAAP measures) but, in the view of WNRL General Partner and ALLP General Partner, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of WNRL and ALLP, as applicable. However, this information is not fact and is not necessarily predictive of actual future results, and readers of this consent statement/prospectus are cautioned not to place undue weight on the unaudited forecasted financial information. Neither the independent registered public accounting firm of WNRL or ALLP nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the independent accounting firms of WNRL or ALLP assume no responsibility for, and disclaim any association with, the unaudited forecasted financial information. The report of the independent registered public accounting firm of WNRL contained in WNRL’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this document, relates to the historical financial information of WNRL. The report of the independent registered public accounting firm of ALLP contained in ALLP’s Current Report on Form 8-K, dated August 21, 2017, which is incorporated by reference into this document, relates to the historical financial information of ALLP. It does not extend to the unaudited forecasted financial information and should not be read to do so. Furthermore, the unaudited forecasted financial information does not take into account any circumstances or events occurring after the date they were prepared.

WNRL AND ALLP DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Unaudited Forecasted Financial Information

WNRL. The following table presents select unaudited forecasted financial information of WNRL for fiscal year 2017 through fiscal year 2021 prepared by management of WNRL General Partner, as adjusted to reflect actual second quarter 2017 results, which is referred to as the WNRL unaudited forecasted financial information:

	2017E	2018E	2019E	2020E	2021E	’18-’21 CAGR
EBITDA	$162	$226	$266	$282	$316	11.8%

Distributable Cash Flow	$120	$167	$179	$195	$224	10.3%
DCF / LP Unit	1.77	2.13	2.21	2.32	2.53	6.0%
Distribution per Common Unit	1.87	1.96	2.08	2.22	2.38	6.8%
Total Capex	276	349	15	152	15
Growth Capex	N/A	15	15	15	15
Acquisition Capex	N/A	334	—	137	—

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of WNRL for fiscal year 2017 through fiscal year 2021 included above:

	2017E	2018E	2019E	2020E	2021E
Net earnings	$95	$134	$143	$155	$185
Depreciation and amortization expense	40	52	59	62	62
Interest and financing costs, net	27	40	64	65	69

EBITDA	$162	$226	$266	$282	$316

	2017E	2018E	2019E	2020E	2021E
Cash flow from operations	$135	$186	$201	$217	$248
Maintenance capital expenditures	(15)	(19)	(22)	(22)	(24)

Distributable cash flow	$120	$167	$179	$195	$224

The WNRL unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	It is assumed that WNRL will continue as a standalone entity;

•	It is assumed that depreciation and amortization expense remains constant for each year;

•	It is assumed that operating expenses and general and administrative expenses for WNRL remain constant for each year;

•	There is assumed an approximate 11% increase in maintenance capital expenditures from existing assets and business activities for 2018E and then no change thereafter;

•	There is assumed that sales from Western Refining (prior to being acquired by Andeavor), which are referred to as dropdown transactions, of $18 million of EBITDA for 2017E, $31 million of EBITDA in 2018E, $16 million of EBITDA in 2019E and $15 million of EBITDA in 2021E at an annual EBITDA multiple of 9.0x, with no assumed dropdown transactions occurring in 2020E;

•	There is assumed that the financing required to fund organic growth opportunities would be raised 50% from equity issuances and 50% from debt financing and that the financing required to complete dropdown transactions would be financed 90% through debt financing and 10% through equity issuances;

•	There is assumed to be no debt repayments of existing senior notes during the projection period; and

•	There is assumed to be an increase in aggregate cash distributions by WNRL due to an annualized increase in distributions per common unit of approximately 11% for 2017E, 5% for 2018E, 6% for 2019E and 7% for both 2020E and 2021E and partially due to additional common unit issuances by WNRL to both the public and to Western Refining (to partially fund dropdown transactions) each year.

Additional assumptions were made with respect to the size, availability, timing and anticipated results of, and cash flows from, acquired assets. The WNRL unaudited forecasted financial information includes a probability weighted value of future capital expenditures and related operational cash flows of certain potential projects that are being evaluated by Andeavor on behalf of WNRL.

The estimates and assumptions underlying the WNRL unaudited forecasted financial information are inherently uncertain and, though considered reasonable by WNRL General Partner as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are necessarily predictive of the actual future performance of WNRL, or that actual results will not differ materially from those presented in the WNRL unaudited forecasted financial information. Inclusion of the WNRL unaudited forecasted financial information in this consent statement/prospectus should not be regarded as a representation by any person that the results contained in the WNRL unaudited forecasted financial information will be achieved.

The WNRL unaudited forecasted financial information is not included in this consent statement/prospectus in order to induce any WNRL unitholder to consent to the Merger.

ALLP. The following table presents select unaudited forecasted financial information of ALLP for fiscal year 2017 through fiscal year 2021 prepared by management of ALLP General Partner, as adjusted to reflect actual second quarter 2017 results, which is referred to as the ALLP unaudited forecasted financial information:

	2017E	2018E	2019E	2020E	2021E	’18-’21 CAGR
EBITDA	$921	$1,057	$1,191	$1,329	$1,455	11.2%

Distributable Cash Flow	$673	$773	$865	$962	$1,070	11.4%
DCF / LP Unit	4.01	4.30	4.52	4.73	4.98	5.0%
Distribution per Common Unit	3.92	4.17	4.34	4.49	4.62	3.5%
Total Capex	578	750	850	850	850
Growth Capex	N/A	300	400	400	400
Acquisition Capex	N/A	450	450	450	450

The following table contains a reconciliation to the most directly comparable GAAP measure of non-GAAP financial forecasts of ALLP for fiscal year 2017 through fiscal year 2021 included above:

	2017E	2018E	2019E	2020E	2021E
Net earnings	$510	$635	$750	$837	$946
Depreciation and amortization expense	180	180	180	190	190
Interest and financing costs, net	231	242	261	302	319

EBITDA	$921	$1,057	$1,191	$1,329	$1,455

	2017E	2018E	2019E	2020E	2021E
Cash flow from operations	$679	$814	$930	$1,027	$1,135
Maintenance capital expenditures	(83)	(86)	(98)	(98)	(98)
Reimbursements for maintenance capital expenditures	32	20	8	8	8
Other(1)	45	25	25	25	25

Distributable cash flow	$673	$773	$865	$962	$1,070

(1)	Represents cash distributions from joint ventures and proceeds from the sale of an asset.

The ALLP unaudited forecasted financial information is based on various assumptions, including the following principal assumptions:

•	It was assumed that depreciation and amortization expense remained constant for 2017E through 2019E with a 5% increase beginning with 2020E;

•	It was assumed that operating expenses and general and administrative expenses for ALLP remained constant for 2017E through 2019E with a 7% increase beginning with 2020E;

•	There was assumed to be a 9% decrease in maintenance capital expenditures from existing assets and business activities for 2018E before an increase of 14% for 2019E and then no change through 2021E;

•	There was assumed to be annual dropdown transactions from Andeavor of $50 million of EBITDA in the second half of each year from 2017E to 2021E at an annual EBITDA multiple of 9.0x;

•	There was assumed that maturing senior notes were refinanced upon maturity and borrowings on the revolving credit facilities are refinanced into long-term senior notes in 2019E and 2020E;

•	There is assumed to be cash distribution growth each quarter from 2017E through 2021E to align with management’s long-term targets of 1.1x coverage ratio and <4x leverage ratio; and

•	There was assumed that the financing required to fund organic growth opportunities would be raised 50% from equity issuances and 50% from debt financing and to complete dropdown transactions would be raised 33% from equity issuances and 67% from debt financing.

Additional assumptions were made with respect to the size, availability, timing and anticipated results of, and cash flows from, acquired assets. The ALLP unaudited forecasted financial information includes a probability weighted value of future capital expenditures and related operational cash flows of certain potential projects that are being evaluated by Andeavor on behalf of ALLP.

The estimates and assumptions underlying the ALLP unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of ALLP General Partner as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively. Accordingly, there can be no assurance that the forecasted results are necessarily predictive of the actual future performance of ALLP, or that actual results will not differ materially from those presented in the ALLP unaudited forecasted financial information. Inclusion of the ALLP unaudited forecasted financial information in this consent statement/prospectus should not be regarded as a representation by any person that the results contained in the ALLP unaudited forecasted financial information will be achieved.

The ALLP unaudited forecasted financial information is not included in this consent statement/prospectus in order to induce any WNRL unitholder to consent to the Merger.

Reasons of the ALLP GP Board for the Merger

In evaluating the Merger, the ALLP GP Board consulted with management and ALLP’s legal and financial advisors and in reaching its decision to approve the Merger, the ALLP GP Board considered many factors, including the following:

•	the ALLP GP Board’s expectation that the Merger will position ALLP as a growth-oriented, full-service and diversified midstream company with at least $1 billion of annual growth investments;

•	the ALLP GP Board’s expectation that the Merger, together with the IDR/GP Transaction, will enhance ALLP’s capital structure and improve cost of capital to support sustainable, long-term growth; and

•	the Merger will simplify Andeavor’s organizational structure as a result of ALLP owning 100% of WNRL.

Regulatory Approvals

In connection with the Merger, ALLP intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. ALLP and WNRL are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

The Merger is not reportable under the HSR Act, and therefore, no filings with respect to the Merger were required with the FTC or the DOJ.

Andeavor’s Ownership Interest In and Control of WNRL and ALLP

WNRL unitholders should be aware that each of WNRL and ALLP is controlled by Andeavor through Andeavor’s indirect 100% ownership of WNRL General Partner, which owns 100% of the non-economic general partner interest in WNRL, and ALLP General Partner, which owns the 2% general partner interest in ALLP. WNRL General Partner and ALLP General Partner own all of the outstanding general partner interests in WNRL and ALLP, respectively. As a result, Andeavor appoints the members of both the WNRL GP Board and the ALLP GP Board, in each case a majority of whom are affiliated with Andeavor and its affiliates, and thereby could be seen as controlling all of WNRL’s and ALLP’s decisions, other than those involving certain conflicts of interest with Andeavor or that require an affirmative vote of holders of the limited partner interests in WNRL or ALLP pursuant to and in the percentages specified by the WNRL Partnership Agreement or the Current ALLP Partnership Agreement, as applicable. In addition, as of September 14, 2017, Andeavor directly and/or indirectly owned (i) approximately 52.5% of the WNRL Common Units and (ii) approximately 31.5% of the ALLP Common Units. Following the completion of the IDR/GP Transaction and the closing of the Mergers, Andeavor will indirectly own 58.7% of the ALLP Common Units and all of the ALLP TexNew Mex Units and continue to indirectly own 100% of the membership interests of ALLP General Partner.

Certain directors and executive officers associated with Andeavor have a relationship with WNRL and ALLP. Gregory J. Goff serves as Chairman of the Board, President and Chief Executive Officer of Andeavor, and as Chairman of the Board and Chief Executive Officer of WNRL General Partner and ALLP General Partner. Steven M. Sterin serves as Executive Vice President and Chief Financial Officer of Andeavor, and as a director, Executive Vice President and Chief Financial Officer of WNRL General Partner and as a director, President and Chief Financial Officer of ALLP General Partner. Keith M. Casey serves as Executive Vice President, Commercial & Value Chain of Andeavor, and as a director of WNRL General Partner. Stephan E. Tompsett serves as Vice President and Treasurer of Andeavor and ALLP General Partner, and as a director, Vice President and Treasurer of WNRL General Partner. Jeff A. Stevens serves as a director of Andeavor and ALLP General Partner, and is the former director, President and Chief Executive Officer of WNRL General Partner. Paul L. Foster serves as a director of Andeavor, and is the former Chairman of the Board of WNRL General Partner. Michael E. Wiley serves as a director of Andeavor and ALLP General Partner. Kim K.W. Rucker serves as Executive Vice President, General Counsel and Secretary of Andeavor, and as Executive Vice President and General Counsel of WNRL General Partner and ALLP General Partner. Blane W. Peery serves as Vice President and Controller of WNRL General Partner, ALLP General Partner, and Andeavor. Certain of the foregoing persons also serve as officers, directors and/or members of management of other affiliates of Andeavor.

Interests of Directors and Executive Officers of WNRL General Partner in the Merger

In considering the recommendation of the WNRL GP Conflicts Committee on behalf of WNRL General Partner, WNRL unitholders should be aware that the directors and executive officers of WNRL General Partner may have interests in the Merger and related transactions, including the IDR/GP Transaction, that are different from, or in addition to, the interests of WNRL unitholders generally. With respect to at least some of the directors and executive officers, these interests include, but are not limited to, positions as directors or officers of Andeavor, ALLP General Partner and their respective affiliates; the treatment in the Merger of WNRL Phantom Units held by WNRL General Partner executive officers and directors; potential benefits upon a qualifying termination in connection with the Merger; equity holdings in Andeavor or ALLP; and rights to ongoing indemnification and insurance coverage. These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “ —Merger-Related Compensation” beginning on page [●].

The members of the WNRL GP Conflicts Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger and in determining to recommend to WNRL unitholders that they consent to the adoption of the Merger Agreement. WNRL unitholders should take these interests into account in deciding whether to consent to the adoption of the Merger Agreement.

Treatment of WNRL Phantom Units

Assumption and Potential Double-Trigger Acceleration of WNRL Phantom Units

As described below in the section entitled “The Merger Agreement—Treatment of WNRL Phantom Units in the Merger” beginning on page [●], any WNRL Phantom Units will be assumed by ALLP and converted into ALLP Phantom Units subject to the same terms applicable to the WNRL Phantom Units immediately prior to the closing of the Merger. Pursuant to their pre-existing terms, these awards will vest upon a qualifying termination of employment within twenty-four months following June 1, 2017, the date of the merger between Andeavor and Western Refining.

Accelerated Vesting of Awards Held by Directors and Executive Officers of WNRL General Partner

The table below sets forth the number of WNRL Phantom Units held by members of the WNRL GP Board as of August 18, 2017 (the assumed date of the closing of the Merger solely for purposes of this “Interests of Directors and Executive Officers of WNRL General Partner in the Merger” disclosure), which will be assumed by ALLP and will vest upon a qualifying termination of employment. The estimate of the intrinsic value of such awards (on a pre-tax basis) is based on a price per unit of $24.46, which is the average closing market price of WNRL Common Units over the first five business days following the public announcement of the Merger.

Board of Directors	Number of WNRL Phantom Units (#)(1)	Estimated Intrinsic Value ($)(2)
Andrew L. Atterbury	6,094	149,059
Keith M. Casey(3)	—	—
Gregory J. Goff(3)	—	—
David D. Kinder	6,094	149,059
Michael C. Linn	6,094	149,059
Steven M. Sterin(3)	—	—
Stephan E. Tompsett(3)	—	—

(1)	For each of Messrs. Atterbury, Kinder and Linn, includes 3,171 WNRL Phantom Units that vested by their terms on September 26, 2017.
(2)	Each non-employee director holding unvested WNRL Phantom Units (Messrs. Atterbury, Kinder and Linn) also has accrued distribution equivalents on such award of $8,319.
(3)	Messrs. Casey, Goff, Sterin and Tompsett do not receive any compensation for their service on the board of WNRL General Partner.

As of August 18, 2017, WNRL General Partner’s current executive officers (Messrs. Goff, Johnson, Peery, Sorensen, Sterin and Tompsett and Ms. Rucker) did not hold any WNRL Phantom Units and were not entitled to any compensation that is based on or otherwise relates to the Merger. See “—Merger-Related Compensation” below for information on awards held by WNRL General Partner named executive officers.

Economic Interests of Directors and Executive Officers of WNRL General Partner in the Other Parties to the Transaction

As described above under “—Andeavor’s Ownership Interest In and Control of WNRL and ALLP,” certain directors and executive officers of WNRL General Partner have a relationship with one or more of Andeavor and ALLP General Partner, including by serving as a director and/or officer of such entities. Through their relationships with these entities and otherwise, certain directors and executive officers of WNRL General Partner hold equity interests in Andeavor, ALLP or both. In certain circumstances, these equity interests are more valuable than the equity interests in WNRL held by such director or executive officer of WNRL General Partner. Holding these equity interests in Andeavor or ALLP, each of which is a counterparty with economic interests adverse to WNRL in certain of the transactions contemplated by the Merger Agreement and the Sponsor Restructuring Agreement, gives such directors and executive officers of WNRL General Partner interests in the Merger and related transactions, including the IDR/GP Restructuring, that are different from the interests of WNRL unitholders generally. Set forth in the table below is the number of: (i) the shares of Andeavor common stock, (ii) ALLP Common Units and (iii) WNRL Common Units beneficially owned by each of the current directors and executive officers of WNRL General Partner as of August 18, 2017.

Name	Andeavor		ALLP	WNRL
	Common Stock Beneficially Owned		Common Units Beneficially Owned	Common Units Beneficially Owned
Gregory J. Goff	561,220	(1)	97,690	—
C. Douglas Johnson	—		—	—
Kim K. W. Rucker	—		—	—
Steven M. Sterin	24,526	(2)	3,814	—
Don J. Sorensen	—		1,177	—
Blane W. Peery	3,216	(3)	—	—
Stephan E. Tompsett	571		—	—
Andrew L. Atterbury	—		—	32,996	(4)
Keith M. Casey	89,903		—	—
David Kinder	—		—	27,223	(4)
Michael Linn	—		—	34,423	(4)
All directors and executive officers as a group	679,436		102,681	94,642

(1)	Includes 614 shares held through the Tesoro Corporation Thrift Plan.
(2)	Includes 14,484 market stock units (based on target performance) scheduled to vest on August 18, 2017.
(3)	Includes 164 shares held through the Tesoro Corporation Thrift Plan.
(4)	For each of Messrs. Atterbury, Kinder and Linn, the number of WNRL Common Units beneficially owned includes 3,171 WNRL Common Units that were received upon vesting of WNRL Phantom Units on September 26, 2017.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of WNRL General Partner’s named executive officers, that is based on or otherwise relates to the Merger and that will or may become payable to the named executive officers at the closing of the Merger or on a qualifying termination of employment upon or following the consummation of the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to WNRL General Partner named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of WNRL unitholders. The “named executive officer” disclosed within this section is the only named executive officer from WNRL’s most recently completed fiscal year for whom golden parachute compensation could be paid.

As described above, pursuant to the pre-existing terms of the award agreements granted to WNRL General Partner employees, awards will vest on a double-trigger basis upon a qualifying termination of the individual’s employment within twenty-four months following June 1, 2017, the date of the merger between Andeavor and Western Refining. Such awards are not subject to accelerated vesting in connection with the Merger. For details on the treatment of outstanding WNRL Phantom Units, see the section entitled “The Merger Agreement—Treatment of WNRL Phantom Units in the Merger” beginning on page [●].

The amounts set forth in the table below assume the following:

•	the closing of the Merger occurred on August 18, 2017;

•	the individual is terminated without “cause” immediately following the closing of the Merger; and

•	the per unit value of each WNRL Phantom Unit subject to accelerated vesting is $24.46, which is the average closing market price of WNRL Common Units over the first five business days following the public announcement of the Merger.

The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this consent statement/prospectus, and do not reflect compensation actions that may occur following the filing of this consent statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the effective time of the Merger. The amounts reported below also include any equity awards that may vest after August 18, 2017 but before the actual closing of the Merger. As a result, the actual amounts, if any, to be received by a WNRL General Partner named executive officer may differ materially from the amounts set forth below. In addition, the amounts reflected in the table below are attributable to double-trigger arrangements (i.e., the amounts are payable only in the event of a qualifying termination of the named executive officer’s employment during a specified period).

Golden Parachute Compensation

Name(1)	Equity ($)(2)	Total ($)
Matthew L. Yoder	896,739	896,739

(1)	Five individuals who were named executive officers of WNRL for 2016 are no longer employed by WNRL General Partner. Messrs. Stevens, Smith and Barfield were no longer employed by WNRL General Partner as of June 1, 2017, Mr. Dalke was no longer employed by WNRL General Partner as of June 23, 2017 and Ms. Davis was no longer employed by WNRL General Partner as of July 14, 2017. They will not receive any “golden parachute” compensation in connection with the Merger. Mr. Yoder is currently an employee of Andeavor and may be entitled to certain benefits from Andeavor upon termination of his employment. With the exception of the potential accelerated vesting of WNRL Phantom Units granted by WNRL, as described above, any additional severance benefits are not obligations of WNRL and would not be triggered by removal of Mr. Yoder solely from his current role as Senior Vice President, Northern Area Value Chain, of WNRL General Partner. Mr. Goff, the current Chief Executive Officer of WNRL and Mr. Sterin, the current Executive Vice President and Chief Financial Officer of WNRL are compensated by Andeavor and will not receive any “golden parachute” compensation in connection with the Merger. Any additional severance benefits are not obligations of WNRL and would not be triggered by removal of Mr. Goff or Mr. Sterin solely from their current positions at WNRL General Partner.
(2)	Represents WNRL Phantom Units, which will be assumed by ALLP and converted into ALLP Phantom Units subject to the same terms applicable to the WNRL Phantom Units immediately prior to the closing of the Merger, that represent both (i) the right to receive the value of a specified number of WNRL units on the vesting date and (ii) the value of accrued distribution equivalents on such unit awards, as set forth below.

	Phantom Units (#)	Value ($)	Distribution equivalents ($)
Matthew L. Yoder	32,820	802,777	93,962

Indebtedness Following the Merger

In connection with the Merger, ALLP intends to repay the indebtedness outstanding under WNRL’s existing credit facility and redeem its 7.500% senior notes due 2023. ALLP currently intends to finance the repayment and redemption of such indebtedness using a combination of cash on hand and drawings on ALLP’s revolving credit facility. For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the refinancing of existing indebtedness, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” beginning on page [●].

Indemnification and Insurance

The parties to the Merger Agreement have agreed that, from and after the effective time, ALLP and the surviving entity in the Merger will indemnify and hold harmless (subject to certain conditions to provide advancement of expenses and applicable law), each present and former director and officer of WNRL General Partner, each known as an indemnified person, from and against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to matters such indemnified person’s service as a director or officer of WNRL General Partner or employee of WNRL and WNRL General Partner or services performed by such person at the request of the WNRL and WNRL General Partner (including acting, at the request of WNRL and WNRL General Partner, as a director, officer, employee, partner, manager, fiduciary or trustee of any other person) at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time of the Merger in connection with the Merger Agreement.

In addition, the merger agreement contains certain obligations related to the purchase of directors’ and officers’ liability insurance “tail” policies with respect to matters existing or occurring at or prior to the effective time of the merger for persons who are covered under WNRL’s and WNRL General Partner’s existing policies. For additional information see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page [●].

Listing of ALLP Common Units; Delisting and Deregistration of WNRL Common Units

ALLP expects to obtain approval to list the ALLP Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the closing of the Merger. Assuming that such approval is sought and obtained, ALLP expects the ALLP Common Units to be issued pursuant to the Merger Agreement to be quoted on the NYSE under the symbol “ANDX”.

No Dissenters’ Rights

Holders of WNRL Common Units do not have appraisal rights under applicable law or contractual appraisal rights under the WNRL Partnership Agreement or the Merger Agreement.

No ALLP Unitholder Approval Required

The approval and adoption of the Merger Agreement and the Merger by ALLP does not require the affirmative vote or consent of ALLP unitholders.

Accounting Treatment of the Merger

In accordance with the guidance under Accounting Standards Codification Topic 805: Business Combinations, the Merger transactions will be accounted for as a reorganization of entities under common control. The assets and liabilities of WNRL and WNRL General Partner transferred between entities under common control will be recorded by ALLP based on Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement, which was executed on August 13, 2017. The description of the Merger Agreement in this section and elsewhere in this consent statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this consent statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety, because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about ALLP, WNRL, or any of their respective subsidiaries or affiliates contained in this consent statement/prospectus or in ALLP’s or WNRL’s public reports filed with the SEC may supplement, update or modify the factual disclosures about ALLP or WNRL, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by ALLP, ALLP General Partner, WNRL, WNRL General Partner, GP Merger Sub and LP Merger Sub were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by ALLP, ALLP General Partner, WNRL, WNRL General Partner, GP Merger Sub and LP Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that ALLP and WNRL delivered to each other in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this consent statement/prospectus, may have changed since the date of the Merger Agreement. Investors should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of ALLP, ALLP General Partner, WNRL, WNRL General Partner, GP Merger Sub, LP Merger Sub or any of their respective subsidiaries or affiliates.

The Mergers

The Merger Agreement provides that, upon the terms and subject to the conditions in the Merger Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act, at the effective time of the Merger, LP Merger Sub will merge with and into WNRL. As a result of the Merger, the separate existence of LP Merger Sub will cease, and WNRL will continue as the surviving entity and a wholly owned subsidiary of ALLP.

The Merger Agreement also provides that, upon the terms and subject to the conditions in the Merger Agreement, and in accordance with the Delaware Limited Liability Company Act, at the effective time of the GP Merger, GP Merger Sub will merge with and into WNRL General Partner and the separate existence of GP Merger Sub will cease to exist, and WNRL GP will continue as the surviving entity and a wholly owned subsidiary of ALLP.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to in writing between each of the parties, the closing of the Merger and the GP Merger will take place on the second business day following the day on which the last to be satisfied or waived of the conditions to completion of the Merger, described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], has been satisfied or waived (other than those conditions which by their nature are to be satisfied at the closing of the Merger, but subject to the fulfillment or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing of the Merger and the GP Merger to occur in the second half of 2017. The Merger shall become effective at the time when the certificate of merger for the Merger has been duly filed with the secretary of state of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the certificate of merger for the Merger. The GP Merger shall become effective at the time when the certificate of merger for the GP Merger has been duly filed with the secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the certificate of merger for the GP Merger. The parties have agreed to file the certificate of merger for the GP Merger concurrently with or as soon as practicable following the filing of the certificate of merger for the Merger.

Merger Consideration

As a result of the Merger, each outstanding WNRL Common Unit (other than 3,634,473 WNRL Common Units owned by Southwest, which will be cancelled and Southwest will not receive any ALLP Common Units with respect to such cancelled units) will be converted into, and become exchangeable for 0.5233 validly issued, fully paid and non-assessable ALLP Common Units (“merger consideration”).

In addition, each WNRL TexNew Mex Unit issued and outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest to receive a validly issued, fully paid and non-assessable ALLP TexNew Mex Unit representing limited partner interests in ALLP. The ALLP TexNew Mex Units are a new class of units in ALLP substantially equivalent to the WNRL TexNew Mex Units, including the same powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the WNRL TexNew Mex Units have immediately prior to the closing (“TexNew Mex unit consideration”).

Holders of Eligible Units will not be entitled to receive any fractional ALLP Common Units in the Merger, and no holders of Eligible Units will be entitled to dividends, voting rights or other rights in respect of any fractional ALLP Common Unit. Holders of Eligible Units that would otherwise have been entitled to receive a fractional ALLP Common Unit will instead be entitled to receive, in lieu of fractional units, an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the fraction of an ALLP Common Unit (after aggregating all the fractional ALLP Common Units held by the holder at the effective time of the Merger and rounded to three decimal places) to which the holder would otherwise be entitled, and (B) an amount equal to the average of the volume weighted average price per unit of the ALLP Common Units on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by ALLP and WNRL) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the effective time of the Merger.

All WNRL Common Units outstanding immediately prior to the effective time of the Merger, including the Eligible Units and the 3,634,473 WNRL Common Units held by Southwest that will be cancelled, and all WNRL TexNew Mex Units will cease to be outstanding, will be cancelled and will cease to exist as of the effective time. Each certificate formerly representing any of the Eligible Units and each book-entry account formerly representing any non-certificated Eligible Units will thereafter only represent the right to receive, without interest, the merger consideration and the right, if any, to receive cash in lieu of fractional units into which

Eligible Units have been converted, and any distributions on ALLP Common Units issued in the Merger, the record date for which is at or after the effective time of the Merger. Each certificate formerly representing any of the WNRL TexNew Mex Units and each book-entry account formerly representing any non-certificated WNRL TexNew Mex Units will thereafter only represent the right to receive, without interest, the TexNew Mex unit consideration and any distributions on the ALLP TexNew Mex Units issued in the Merger.

3,634,473 WNRL Common Units that are owned immediately prior to the effective time of the Merger directly or indirectly by Southwest will be automatically cancelled and cease to exist. The WNRL IDRs outstanding immediately prior to the effective time of the Merger will cease to be outstanding, be cancelled and retired and cease to exist. In exchange for such cancellations, Southwest will receive the Special Limited Partner Interest.

Each limited liability company interest of LP Merger Sub issued and outstanding immediately prior to the effective time will be converted into WNRL Common Units, which shall constitute in the aggregate 100% of the aggregate partnership interest of all limited partners in the surviving entity.

ALLP’s partnership interests issued and outstanding immediately prior to the effective time will be unchanged and remain outstanding, and each limited partner and general partner admitted to ALLP immediately prior to the effective time of the Merger shall continue as a limited partner and general partner of ALLP, as applicable.

Treatment of WNRL Phantom Units in the Merger

At the effective time of the Merger, each WNRL Phantom Unit, whether vested or unvested, will, automatically and without any action on the part of the holder, cease to represent a phantom unit denominated in WNRL Common Units and will be converted into a Converted ALLP Phantom Unit. The number of ALLP Common Units subject to each Converted ALLP Phantom Unit will be equal to the product of (x) the number of WNRL Common Units subject to such WNRL Phantom Unit immediately prior to the effective time multiplied by (y) the Exchange Ratio. Following the effective time of the Merger, except as specifically provided by the Merger Agreement, each such Converted ALLP Phantom Unit will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable WNRL Phantom Unit immediately prior to the effective time. Any then-accumulated distribution equivalent amounts payable pursuant to distribution equivalent rights with respect to each WNRL Phantom Unit will carry over and be paid to the holder upon the vesting of the Converted ALLP Phantom Unit that corresponds to the WNRL Phantom Unit to which such distribution equivalent amounts relate.

Exchange Procedures

At or prior to the effective time of the Merger, ALLP will deposit with an exchange agent selected by ALLP with WNRL’s prior approval (which approval must not be unreasonably conditioned, withheld or delayed) an aggregate number of ALLP Common Units and ALLP TexNew Mex Units, as applicable, to be issued in uncertificated form or book-entry form and an aggregate amount of cash comprising approximately the aggregate amount of cash required to be paid in lieu of any fractional ALLP Common Units pursuant to the Merger Agreement. In addition, ALLP will deposit with the exchange agent, as necessary from time to time after the effective time, any dividends or other distributions, if any, to which the holders of Eligible Units or WNRL TexNew Mex Units, as applicable, may be entitled, as further described in the section entitled “The Merger Agreement—Dividends and Distributions on ALLP Common Units” beginning on page [●].

Promptly after the effective time of the Merger, ALLP will cause the exchange agent to mail to each holder of record of Eligible Units or WNRL TexNew Mex Units a notice advising such holders of the effectiveness of the Merger, including a letter of transmittal and instructions for surrendering the certificates representing such Eligible Units or WNRL TexNew Mex Units (or affidavits of loss in lieu of certificates) or transferring the book-entry units to the exchange agent in exchange for the merger consideration or the TexNew Mex consideration, cash in lieu of fractional ALLP Common Units and distributions, in each case, to which such holders are entitled pursuant to the terms of the Merger Agreement. With respect to book-entry units held through The Depositary Trust Company (“DTC”), ALLP and WNRL will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees on the closing date of the Merger (or if closing occurs after 11:30 a.m. (New York Time) on the closing date, on the first business day after the closing day), the merger consideration, the TexNew Mex consideration, cash in lieu of fractional ALLP Common Units and distributions, in each case, to which such beneficial owners thereof are entitled pursuant to the terms of the Merger Agreement. Upon surrender to the exchange agent of the Eligible Units or WNRL TexNew Mex Units by physical surrender of the certificates representing Eligible Units or WNRL TexNew Mex Units or sending “an agent’s message” in customary form for book-entry units, the holder of such certificates or book-entry units will be entitled to receive in exchange therefor (i) the number of WNRL Common Units that such holder is entitled to receive, (ii) a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of any cash in lieu of fractional ALLP Common Units plus any unpaid non-stock distributions and any other distributions that such holder has the right to receive pursuant to the Merger Agreement. No interest will be paid or accrued on any amount payable upon due surrender of the Eligible Units or the WNRL TexNew Mex Units.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed for 12 months after the effective time of the Merger will be delivered to ALLP. Thereafter, any holder of Eligible Units or WNRL TexNew Mex Units will be entitled to look only to ALLP for delivery of the merger consideration or TexNew Mex Unit consideration, as applicable, and payment of any cash, dividends and other distributions payable and/or issuable, as contemplated by the Merger Agreement, without any interest thereon. None of the surviving entity, ALLP, the exchange agent or any other person will be liable to any former holder of WNRL Common Units or WNRL TexNew Mex Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Immediately before any portion of the exchange fund would otherwise escheat to or become the property of any governmental entity, such amount will, to the extent permitted by applicable law, become the property of ALLP free and clear of all claims or interest of any person previously entitled thereto.

Lost, Stolen or Destroyed Unit Certificates

If a certificate for Eligible Units or WNRL TexNew Mex Units has been lost, stolen or destroyed, then before the person holding the certificate is entitled to receive the merger consideration (and/or cash in lieu of fractional units and/or unpaid distributions with respect to such merger consideration, as contemplated by the Merger Agreement), such person will need to make an affidavit of that fact and if required by the ALLP parties, post a bond (in a customary amount and upon such terms as may be required by ALLP) as indemnity against any claim that may be made against ALLP or the exchange agent with respect to such certificate.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the Merger, either WNRL or ALLP changes the number of WNRL Common Units (or securities convertible or exchangeable into or exercisable for WNRL Common Units) or the number of ALLP Common Units (or securities convertible or exchangeable into or exercisable for ALLP Common Units), as the case may be, issued and outstanding, by reason of any reclassification, unit split (including a reverse unit split), unit distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a distribution paid in units with a record date within such period is declared, then the merger consideration will be equitably adjusted to provide the holders of WNRL Common Units and ALLP with the same economic effect as contemplated by the Merger Agreement prior to such event.

Organizational Documents; NYSE Listing

Organizational Documents

At the effective time of the Merger, the certificate of limited partnership of WNRL as in effect immediately prior to the effective time of the Merger will continue as the certificate of limited partnership of the surviving entity, and the partnership agreement of the surviving entity will be amended and restated in its entirety to read as set forth in Exhibit D to the Merger Agreement, until thereafter changed or amended as provided therein or by applicable law. Pursuant to the partnership agreement of the surviving entity, WNRL General Partner will continue as the sole general partner of WNRL, with a non-economic general partner interest in WNRL, and ALLP will be admitted as the sole limited partner of WNRL. WNRL will continue after the effective time of the Merger without dissolution.

At the effective time of the GP Merger, the certificate of formation and the limited liability company agreement of WNRL General Partner as in effect immediately prior to the effective time of the GP Merger will continue as the certificate of limited partnership and limited liability company agreement, respectively, of the surviving general partner entity. ALLP will be admitted as the sole member of WNRL General Partner, and WNRL General Partner will continue after the effective time of the Merger without dissolution.

NYSE Listing

ALLP will use its reasonable best efforts to cause the ALLP Common Units to be issued in the Merger to be approved for listing on the NYSE prior to the closing date. As promptly as practicable after the effective time of the Merger, the WNRL Common Units will be delisted from the NYSE and deregistered under the Exchange Act and cease to be publically traded.

Dividends and Distributions on ALLP Common Units

No dividends or other distributions in respect of the ALLP Common Units or ALLP TexNew Mex Units will be paid to any holder of any unsurrendered Eligible Unit or ALLP TexNew Mex Unit, as applicable, until the certificate (or affidavit of loss in lieu of the certificate as provided in the Merger Agreement) or book-entry unit is surrendered for exchange in accordance with the Merger Agreement. Following such surrender, there shall be issued and/or paid to the holder of record of the whole ALLP Common Units issued in exchange for Eligible Units, or ALLP TexNew Mex Units issued in exchange for WNRL TexNew Mex Units, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the effective time of the Merger theretofore payable with respect to such whole ALLP Common Units or ALLP TexNew Mex Units, as applicable, and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole ALLP Common Units or ALLP TexNew Mex Units, as applicable, with a record date after the effective time of the Merger but with a payment date subsequent to surrender.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by WNRL that are subject, in some cases, to specified expectations and qualifications contained in the Merger Agreement, in forms, statements, reports or other documents filed or furnished, as applicable, by WNRL to the SEC (including the exhibits and schedules thereto) on or after December 31, 2015 and prior to the date of the Merger Agreement or in the disclosure letters delivered by WNRL to ALLP in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•	the organization, good standing and qualification to do business;

•	the capitalization of WNRL, including regarding:

•	the number of WNRL Common Units, WNRL Phantom Units and WNRL TexNew Mex Units issued and outstanding;

•	the due authorization and validity of all securities and limited partner interests in accordance with the WNRL Partnership Agreement;

•	the absence of preemptive, purchase, call, first refusal, subscription or similar rights;

•	the ownership of subsidiaries; and

•	the ownership, due authorization and validity of the non-economic WNRL general partnership interest;

•	the corporate authority and approval relating to the execution, delivery and performance of WNRL’s and WNRL General Partner’s obligations under the Merger Agreement, subject to the approval by a majority of the outstanding WNRL Common Units of the Merger Agreement;

•	the WNRL GP Conflict Committee’s unanimous determination that the Merger Agreement and the Merger are in, or not opposed to, the best interest of WNRL and the holders of WNRL Common Units (other than Andeavor, ALLP, ALLP General Partner, WNRL General Partner and their respective affiliates), approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and its recommendation that the holders of WNRL Common Units approve the Merger and adopt the Merger Agreement;

•	government notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the GP Merger;

•	filings with the SEC since December 31, 2015 and the financial statements included therein;

•	compliance with NYSE rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the absence of changes since December 31, 2016 through the date of the Merger Agreement in the conduct of the business by WNRL and WNRL General Partner and their subsidiaries or in any method of accounting or accounting practices by the WNRL parties or their subsidiaries;

•	the absence of certain legal proceedings, investigations and government orders against WNRL or WNRL General Partner and their subsidiaries;

•	employee benefits and labor matters;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

•	the inapplicability of anti-takeover laws;

•	environmental matters;

•	tax matters;

•	intellectual property rights;

•	certain material contracts;

•	real property and rights-of-way;

•	opinion of financial advisor;

•	insurance; and

•	the absence of undisclosed investment banker, broker or finders fees.

The Merger Agreement also contains customary representation and warranties by ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub that are subject, in some cases, to specified expectations and qualifications contained in the Merger Agreement, in forms, statements, reports or other documents filed or furnished, as applicable, by ALLP to the SEC (including the exhibits and schedules thereto) on or after December 31, 2015 and prior to the date of the Merger Agreement or in the disclosure letter delivered to WNRL and WNRL General Partner relating to the following:

•	the organization, good standing and qualification to do business;

•	the capitalization of ALLP, the LP Merger Sub and the GP Merger Sub, including regarding:

•	the number of ALLP Common Units and ALLP Phantom Units issued and outstanding;

•	the due authorization and validity of all securities and limited partner interests in accordance with the Current ALLP Partnership Agreement;

•	the absence of preemptive rights, purchase, call, first refusal subscription or similar rights;

•	the absence, at the effective time of incentive distribution rights in ALLP;

•	the ownership of significant subsidiaries of ALLP;

•	the number and ownership of ALLP General Partner units; and

•	the ownership of issued and outstanding limited liability company interests in LP Merger Sub and GP Merger Sub;

•	the corporate authority and approval relating to the execution, delivery and performance of ALLP’s, GP Merger Sub’s and LP Merger Sub’s respective obligations under the Merger Agreement, subject to the approval of ALLP as the sole member of each of GP Merger Sub and LP Merger Sub;

•	the ALLP GP Conflicts Committee’s determination that the Merger is in the best interest of ALLP and its subsidiaries treated as a single consolidated group and fair and reasonable to, and in the best interest of ALLP and the holders of ALLP Common Units (other than Andeavor and its affiliates), approval of the Merger and the consummation of the transactions contemplated by the Merger Agreement and recommendation that the ALLP GP Board approve the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	the ALLP GP Board’s decision to approve the Merger;

•	government notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the GP Merger;

•	filings with the SEC since December 31, 2015 and the financial statements included therein;

•	compliance with NYSE rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the absence of changes since December 31, 2016 in the conduct of the business, by the ALLP parties and their subsidiaries, in the ordinary course of business consistent with past practice or any method of accounting or accounting practices by the ALLP parties or their subsidiaries;

•	the absence of certain legal proceedings, investigations and government orders against ALLP or ALLP parties and their subsidiaries;

•	employee benefits and labor matters;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

•	the inapplicability of anti-takeover laws;

•	environmental matters;

•	tax matters;

•	intellectual property rights;

•	certain material contracts;

•	real property and rights-of-way;

•	insurance; and

•	the absence of undisclosed investment banker, broker or finders fees.

Many of the representations and warranties contained in the Merger Agreement are qualified by a “WNRL material adverse effect” or an “ALLP material adverse effect” standard (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on WNRL or an ALLP material adverse effect on ALLP, ALLP General Partner, GP Merger Sub or LP Merger Sub) and/or by a general materiality standard or by a knowledge standard. Some of the representations and warranties contained in the Merger Agreement are also qualified by their effect on the consummation of the transaction (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct (assuming there was no ALLP/WNRL (as applicable) material adverse effect, where such standard was also applicable) prevented, materially delayed or materially impaired the consummation of the transactions contemplated by the Merger Agreement).

A “WNRL material adverse effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of WNRL and its subsidiaries taken as a whole, excluding any effects to the extent resulting from any of the following:

•	the announcement or consummation of the transactions contemplated by the Merger Agreement; provided that the exception related to the consummation of the transaction does not apply to any representation or warranty if the primary purpose from the face of such representation or warranty is to address the consequences resulting from the consummation of the Merger or the GP Merger;

•	any litigation brought by or on behalf of any current or former holder of WNRL Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach relating to the Merger Agreement, the WNRL Partnership Agreement, the Merger or the GP Merger;

•	any action taken (or omitted to be taken) at the written request of ALLP or that is expressly required by the Merger Agreement or the failure to take any specific action expressly prohibited by the Merger Agreement for which ALLP declined to consent; and

•	any plans or strategies that Andeavor may develop with respect to WNRL and its business, regardless of whether or not publicly announced and regardless of whether or not such plans or strategies would be contingent on the completion of the Merger or failure of the Merger to be completed, including any plans or strategies with respect to the amount or timing of any future distributions of WNRL or the likelihood or nature of any future dropdowns to WNRL.

The definition of “WNRL material adverse effect” also excludes any effect to the extent resulting from any of the following, provided that such exclusions will not prevent or otherwise affect a determination that any change, effect or development underlying such matter has resulted in or contributed to, a “WNRL material adverse effect”:

•	any failure to meet any internal or publicly available projections, forecasts, estimates or predictions for any period ending on or after the date of the Merger Agreement and prior to the closing; and

•	any decline in the market price, trading volume or credit rating of any of WNRL’s securities.

Except to the extent that they primarily relate only to, have the effect of primarily relating only to, or have disproportionately adverse effect on WNRL, the following are also excluded from the definition of “WNRL material adverse effect”:

•	changes in applicable law or in GAAP after the date of the Merger Agreement;

•	changes in the economy or financial markets generally in the United States or any other country, or changes that are the result of acts of war, sabotage or terrorism or natural disasters;

•	changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; and

•	changes in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads.

An “ALLP material adverse effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of ALLP and its subsidiaries taken as a whole, excluding any effects to the extent resulting from any of the following:

•	the announcement or consummation of the transactions contemplated by the Merger Agreement; provided that the exception related to the consummation of the transaction does not apply to any representation or warranty if the primary purpose from the face of such representation or warranty is to address the consequences resulting from the consummation of the Merger or the GP Merger;

•	any litigation brought by or on behalf of any current or former holder of ALLP Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach relating to the Merger Agreement, the ALLP Partnership Agreement, the Merger or the GP Merger; and

•	any action taken (or omitted to be taken) at the written request of WNRL or that is expressly required by the Merger Agreement or the failure to take any specific action expressly prohibited by the Merger Agreement for which WNRL declined to consent.

The definition of “ALLP material adverse effect” also excludes any effect to the extent resulting from any of the following, provided that such exclusions will not prevent or otherwise affect a determination that any change, effect or development underlying such matter has resulted in or contributed to, an “ALLP material adverse effect”:

•	any failure to meet any internal or publicly available projections, forecasts, estimates or predictions for any period ending on or after the date of the Merger Agreement and prior to the closing; and

•	any decline in the market price, trading volume or credit rating of any of ALLP’s securities.

Except to the extent that they primarily relate only to, have the effect of primarily relating only to, or have disproportionately adverse effect on ALLP, the following are also excluded from the definition of “ALLP material adverse effect”:

•	changes in applicable law or in GAAP after the date of the Merger Agreement;

•	changes in the economy or financial markets generally in the United States or any other country, or changes that are the result of acts of war, sabotage or terrorism or natural disasters;

•	changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; and

•	changes in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads.

Interim Operations of ALLP and WNRL Pending the Merger

Under the terms of the Merger Agreement, WNRL, WNRL General Partner, ALLP and ALLP General Partner agreed after the date of the Merger Agreement and prior to the effective time of the Merger, not to, nor cause any of their respective subsidiaries to, take any action prohibited by the Merger Agreement or fail to take any action required by the Merger Agreement that, in either case, would be reasonably likely to materially delay the consummation of the Merger or result in a failure of a condition to closing described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●].

In addition, WNRL and WNRL General Partner have agreed that, after the date of the Merger Agreement and prior to the effective date of the Merger, unless ALLP gives its approval in writing (such approval not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly contemplated by the Merger Agreement, as required by applicable law or as subject to certain other exceptions set forth in the Merger Agreement, WNRL will not and will not permit its subsidiaries to do the following, among other things:

•	adopt or propose any change to its governing documents or the governing documents of its subsidiaries as in effect on the date of the Merger Agreement, other than in immaterial respects in relation to any of their subsidiaries;

•	issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of WNRL or any its subsidiaries, or securities convertible or exchangeable into or exercisable for any units of such capital stock, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests, other than any grants of WNRL Phantom Units under the WNRL long-term incentive plan in the ordinary course of business, consistent with past practice, in an aggregate amount not to exceed the amount set forth in the disclosure letter provided by WNRL or any WNRL Common Units upon settlement of any WNRL Phantom Units outstanding on the date of the Merger Agreement;

•	declare, set aside or pay any distributions in respect of its equity securities or rights or split, combine or reclassify any of its equity securities or rights, subject to certain exceptions, including distributions to the holders of limited partnership units announced prior to the date of the Merger Agreement or consistent with past practice;

•	settle, propose to settle or compromise any action before a governmental entity if such settlement, proposed settlement or compromise (i) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $1,000,000 in the aggregate (together with all other settlements or compromises after the date of the Merger Agreement), net of any amounts covered by insurance, (ii) imposes any material equitable or non-monetary relief, penalty or restriction on any WNRL party or subsidiary (or, after the effective time of the Merger, ALLP or ALLP General Partner or any of their subsidiaries) or (iii) that would reasonably be expected to affect the rights or defenses available to WNRL or WNRL General Partner or any of their subsidiaries in certain related or similar claims;

•	recommend, propose, announce, adopt or vote to adopt a plan of complete or partial dissolution or liquidation that would (i) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in the Merger Agreement, or (ii) adversely affect in a material way the rights of holders of the securities of any party to the Merger Agreement;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of WNRL’s or WNRL General Partner’s material assets, product lines or businesses or those of any of their subsidiaries, including any equity interests of any of their subsidiaries, subject to certain exceptions, including (i) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, or (ii) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $1,000,000 in the aggregate;

•	(i) incur, assume or guarantee any indebtedness for borrowed money, (ii) issue, assume or guarantee any debt securities, (iii) grant any option, warrant or right to purchase any debt securities, or (iv) issue any securities convertible into or exchangeable for any debt securities of others in excess of $1,000,000 in the aggregate (for items (i) through (iv));

•	make any change to its accounting policies or procedures, except as required by changes after the date of the Merger Agreement in accordance with GAAP;

•	change its fiscal year or method of accounting for tax purposes, make, change or revoke any material tax election, settle or compromise any material liability for taxes, file any material amended tax return, enter into an arrangement with any governmental entity with respect to taxes, surrender any right to claim a refund for taxes, consent to an extension of the statute of limitations applicable to any tax claim or assessment, or take any action or fail to take any action that would reasonably be expected to cause WNRL or any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation;

•	except as required pursuant to the terms of any employee benefit plan or the omnibus agreement between Western Refining and WNRL in effect as of the date of the Merger Agreement or as permitted to be amended or adopted pursuant to the Merger Agreement or as otherwise required by applicable law, (i) grant or provide any severance or termination payments or benefits to any employee, except in the ordinary course of business consistent with the past practice, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of any employee, (iii) establish, adopt, materially amend or terminate any employee benefit plan, (iv) grant any new awards, or amend or modify the terms of any outstanding awards, under any employee benefit plan, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan, (vi) forgive any loans or issue any loans to any employee, (vii) hire any employee, other than any employee with an aggregate annual salary of less than $250,000 hired to replace a departed employee, (viii) terminate the employment of any executive officer other than for cause, or (ix) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

•	agree, authorize or commit to do any of the foregoing.

In addition, ALLP and ALLP General Partner have agreed that, after the date of the Merger Agreement and prior to the effective date of the Merger, except as required by applicable laws or as otherwise expressly contemplated by the Merger Agreement, (i) each of the ALLP and ALLP General Partner will, and agrees that it will cause its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and (ii) each of ALLP and ALLP General Partner will not and will not permit its subsidiaries to do the following, among other things, unless WNRL gives its approval in writing (such approval not to be unreasonably withheld, delayed or conditioned):

•	other than the adoption of the ALLP Partnership Agreement, adopt or propose any change to its governing documents or the governing documents of its subsidiaries as in effect on the date of the Merger Agreement, other than in immaterial respects in relation to any of their subsidiaries;

•	modify or amend in any material respect, or terminate, the Sponsor Equity Restructuring Agreement;

•	make any change to its accounting policies or procedures, except as required by changes after the date of the Merger Agreement in accordance with GAAP; or

•	change its fiscal year or method of accounting for tax purposes, make, change or revoke any material tax election, settle or compromise any material liability for taxes, file any material amended tax return, enter into an arrangement with any governmental entity with respect to taxes, surrender any right to claim a refund for taxes, consent to an extension of the statute of limitations applicable to any tax claim or assessment, or take any action or fail to take any action that would reasonably be expected to cause ALLP or any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Reasonable Best Efforts

WNRL, WNRL General Partner, ALLP and ALLP General Partner have agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable on their respective parts under the Merger Agreement and applicable laws to complete and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the Merger, the GP Merger or any of the other transactions contemplated by the Merger Agreement.

Filings; Information Sharing

WNRL, WNRL General Partner, ALLP and ALLP General Partner have agreed to cooperate in the preparation of the Registration Statement of which this consent statement/prospectus forms a part and use their reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement, and promptly thereafter mail this consent statement/prospectus, which will include a form of consent that may be executed by holders of the WNRL Common Units in connection with their written consent, to the holders of WNRL Common Units. The parties will use their reasonable best efforts to satisfy prior to the effective date of the registration statement all necessary state securities laws or “blue sky” notice requirements in connection with the Merger and to consummate the GP Merger and other transactions contemplated by the Merger Agreement.

Subject to certain exceptions specified in the Merger Agreement, WNRL and ALLP have agreed to keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement and to furnish to each other, upon request, with all information concerning itself, its subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filings, notice or application made by or on behalf of ALLP, ALLP General Partner, WNRL, WNRL General Partner or any of their respective subsidiaries to any third party and/or any governmental entity in connection with the Merger and other transactions contemplated by the Merger Agreement.

Takeover Laws

The actions of the WNRL GP Conflicts Committee and the board of directors of ALLP General Partner in approving the Merger Agreement are sufficient to render any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation inapplicable to the Merger Agreement.

Transaction Litigation

Under the terms of the Merger Agreement, WNRL and WNRL General Partner will give ALLP and ALLP General Partner the opportunity to participate in the defense or settlement of any unitholder litigation against WNRL or WNRL General Partner and/or the members of the board of directors of WNRL relating to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement; however, WNRL and WNRL General Partner will control the defense and/or settlement of any such litigation and the related disclosure of information must be made after consultation with the other parties. WNRL and WNRL General Partner have agreed not to settle any litigation without the consent of ALLP and ALLP General Partner, which consent will not be unreasonably withheld, conditioned or delayed.

Access and Reports

Until the earlier of termination of the Merger Agreement or the effective time of the Merger and upon reasonable prior notice, WNRL and WNRL General Partner will give ALLP and ALLP General Partner reasonable access during normal business hours to the offices, properties, employees, books and records of WNRL and WNRL General Partner and their subsidiaries and furnish to ALLP and ALLP General Partner and their authorized representatives financial and operating data and other information as may reasonably be requested. WNRL and WNRL General Partner will not be required to permit any inspection or disclose any document or information that would, in the reasonable judgment of WNRL and WNRL General Partner, (i) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of the Merger Agreement, (ii) result in a violation of applicable law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any sensitive or personal information that would expose WNRL and WNRL General Partner to the risk of liability.

Stock Exchange Listing and Delisting

ALLP and ALLP General Partner have agreed to use their reasonable best efforts to take, or cause to be taken, and do or cause to be done all things reasonably necessary, proper or advisable on their part to cause the ALLP Common Units to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the closing date. Prior to the closing date, WNRL and WNRL General Partner will coordinate with ALLP and ALLP General Partner and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part to enable the delisting by ALLP and ALLP GP and the surviving entity of the WNRL Common Units from the NYSE and the deregistration of the WNRL Common Units under the Exchange Act as promptly as practicable after the effective time of the Merger.

Distribution Cooperation

WNRL, WNRL General Partner, ALLP and ALLP General Partner have agreed to coordinate with each other regarding the declaration and payment of distributions in respect of the WNRL Common Units, WNRL TexNew Mex Units and ALLP Common Units, so that no holder of WNRL Common Units or WNRL TexNew Mex Units receives two distributions or fails to receive one distribution, for any calendar quarter, with respect to its applicable WNRL Common Units, WNRL TexNew Mex Units or the ALLP Common Units received pursuant to the Merger in exchange for the WNRL Common Units.

Tax Treatment

WNRL, WNRL General Partner, ALLP and ALLP General Partner have agreed that, for U.S. federal income and applicable state and local tax purposes, the Merger is intended to be treated as an “assets-over” partnership merger transaction with ALLP treated as the resulting partnership. As a result, the Merger is intended to be treated for U.S. federal income and applicable state and local tax purposes as (i) a contribution of all of the assets and liabilities of WNRL to ALLP in exchange for partnership interests in ALLP, immediately followed by (ii) a liquidating distribution by WNRL of such partnership interests in ALLP to the partners of WNRL, and (iii) none of ALLP, WNRL nor any partner of ALLP or WNRL is intended to recognize taxable gain (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code or (B) a disguised sale attributable to contributions of cash or other property to WNRL after the date of the Merger Agreement and prior to the Merger). Unless required to do so as a result of a “determination” as defined for U.S. federal income tax purposes, WNRL, WNRL General Partner, ALLP and ALLP General Partner agree not to make any tax filings or otherwise take any position inconsistent with this intended tax treatment and to cooperate with the other parties to make any filings, statements or reports required to effect, disclose or report this intended tax treatment.

Conflicts Committees

Prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement, none of WNRL, WNRL General Partner, ALLP, ALLP General Partner or any of their subsidiaries will eliminate the WNRL GP Conflicts Committee or the ALLP GP Conflicts Committee, or revoke or diminish the authority of the WNRL GP Conflicts Committee or the ALLP GP Conflicts Committee, or remove or cause the removal (without cause) of any director of the WNRL GP Board or ALLP GP Board that is a member of the WNRL GP Conflicts Committee or the ALLP GP Conflicts Committee either as a member of such board or such committee, without the affirmative vote of the ALLP GP Board or WNRL GP Board, as applicable, including the affirmative vote of a majority of members of the applicable conflicts committee.

Conditions to the Completion of the Merger

Under the Merger Agreement, the respective obligations of ALLP, ALLP General Partner, WNRL, WNRL General Partner, LP Merger Sub and GP Merger Sub to complete the Merger and the GP Merger are subject to the satisfaction or waiver at or prior to the closing of the following conditions:

•	Effectiveness of the Registration Statement. The registration statement of which this consent statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

•	Written Consent. The written consent of holders of a majority of the outstanding WNRL Common Units must have been obtained in accordance with applicable law and filed with the minutes of proceedings of WNRL, and such written consent must not have been amended, modified, withdrawn, terminated or revoked.

•	No Orders. There must not have been enacted, issued, promulgated, enforced or entered by any court or other governmental entity of competent jurisdiction any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement.

•	NYSE Listing. The ALLP Common Units issuable to the holders of Eligible Units pursuant to the Merger Agreement must have been authorized for listing on the NYSE upon official notice of issuance.

•	Tax Opinions. ALLP and WNRL must have received tax opinions from their respective legal counsel relating to the classification of their gross income as “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

•	ALLP Partnership Agreement Amendment. ALLP General Partner must have executed and delivered to ALLP the ALLP Partnership Agreement, providing for, among other things, (i) the cancellation of the ALLP incentive distribution rights, and (ii) conversion of the ALLP general partner interest owned by ALLP General Partner into a non-economic general partner interest in ALLP, which amendment must be effective as of the effective time.

Under the Merger Agreement, the obligations of ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of WNRL regarding aspects of its capitalization must be true and correct as of the date of the Merger Agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect;

•	the representations and warranties of WNRL regarding the absence of any material adverse effect on WNRL and its subsidiaries since December 31, 2016 must be true and correct as of the date of the Merger Agreement;

•	certain representations and warranties of WNRL regarding organization and good standing, corporate authority, approval and fairness, and takeover statutes must be true and correct, without regard to materiality, material adverse effect or similar qualifiers, in all material respects as of the date of the Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be true and correct as of such other date);

•	the other representations and warranties of WNRL must be true and correct, without regard to materiality, material adverse effect or similar qualifiers, as of the date of the Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	WNRL and WNRL General Partner must have performed and complied with in all material respects all of their obligations under the Merger Agreement required to be performed or complied with at or prior to the date of the closing;

•	ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub must have received a certificate signed by an executive officer of WNRL to the effect that the foregoing closing conditions have been satisfied;

•	there must not have occurred any material adverse effect on WNRL and its subsidiaries since the date of the Merger Agreement; and

•	ALLP must have received an opinion from Latham & Watkins LLP related to certain tax matters as outlined in the Merger Agreement.

Under the Merger Agreement, the obligation of WNRL and WNRL General Partner to complete the Merger and GP Merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of ALLP and ALLP General Partner regarding aspects of their capitalization and the capitalization of LP Merger Sub and GP Merger Sub must be true and correct as of the date of the Merger Agreement and as of the date of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect;

•	the representations and warranties of ALLP and ALLP General Partner regarding the absence of any ALLP material adverse effect must be true and correct as of the date of the Merger Agreement;

•	certain representations and warranties of ALLP and ALLP General Partner regarding due organization and good standing, corporate authority and takeover statutes must be true and correct, without regard to materiality, ALLP material adverse effect or similar qualifiers, in all material respects as of the date of the Merger Agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

the other representations and warranties of ALLP and ALLP General Partner must be true and correct, without regard to materiality, ALLP material adverse effect or similar qualifiers, as of the date of the Merger Agreement and as of the date of the closing as though made on and as of such date and time

(except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	ALLP, ALLP General Partner, LP Merger Sub and GP Merger Sub must have performed and complied with in all material respects all of their obligations under the Merger Agreement required to be performed or complied with at or prior to the closing;

•	there must not have occurred any material adverse effect on ALLP and its subsidiaries since the date of the Merger Agreement;

•	WNRL and WNRL General Partner must have received a certificate signed by an executive officer of ALLP to the effect that the foregoing closing conditions have been satisfied; and

•	WNRL must have received an opinion from Vinson & Elkins L.L.P. related to certain tax matters as outlined in the Merger Agreement.

Termination

WNRL and ALLP may terminate the Merger Agreement and abandon the Merger and the GP Merger at any time prior to the effective time of the Merger by mutual written consent of WNRL and ALLP.

The Merger Agreement may also be terminated and abandoned by either WNRL or ALLP if:

•	the completion of the Merger does not occur by the termination date; or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

provided that the right to terminate the Merger Agreement as described above will not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any matter that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

In addition, the Merger Agreement may be terminated and abandoned by WNRL and WNRL General Partner if there has been a breach of any representation, warranty, covenant or agreement made by ALLP, ALLP General Partner, LP Merger Sub or GP Merger Sub in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that the condition to closing relating to the accuracy of the representations of ALLP and ALLP General Partner or the condition to closing relating to the covenants or agreements of ALLP and ALLP General Partner would not be satisfied, and such breach or condition is not curable or, if curable, is not cured by the termination date.

The Merger Agreement may be further terminated or abandoned by ALLP and ALLP General Partner if there has been a breach of any representation, warranty, covenant or agreement made by WNRL and WNRL General Partner in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that the condition to closing relating to the accuracy of the representations of WNRL and WNRL General Partner, or the condition to closing relating to the covenants or agreements of WNRL and WNRL General Partner would not be satisfied, and such breach or condition is not curable or, if curable, is not cured by the termination date.

Expenses

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, will be paid by the party incurring such expenses, except that ALLP and

WNRL shall each pay for one-half of: (a) any filing fees with respect to the registration statement of which this consent statement/prospectus forms a part and (b) the costs of printing and mailing this consent statement/prospectus.

Indemnification; Directors’ and Officers’ Insurance

The parties to the Merger Agreement have agreed that, from and after the effective time of the Merger and to the fullest extent permitted under applicable law, ALLP and the surviving entity in the Merger will indemnify and hold harmless (and advance expenses as incurred), each present and former director and officer of WNRL General Partner, each known as an indemnified person, from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to matters such indemnified person’s service as a director or officer of WNRL General Partner or employee of WNRL and WNRL General Partner or services performed by such person at the request of WNRL and WNRL General Partner (including acting, at the request of WNRL and WNRL General Partner, as a director, officer, employee, partner, manager, fiduciary or trustee of any other person) at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger in connection with the Merger Agreement.

For at least six (6) years after the effective time of the Merger, the surviving entity and the surviving GP entity will maintain, for the benefit of the directors and officers of WNRL General Partner as of the effective time of the Merger, an insurance and indemnification policy that provides coverage for events occurring prior to the effective time that is substantially equivalent to the existing policies of WNRL and WNRL General Partner; provided that the annual cost of the insurance shall in no event exceed 300% of the current annual premium paid by WNRL and WNRL General Partner for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the surviving entity and the surviving GP entity will obtain a policy with the greatest coverage available for a cost not exceeding such amount. As an alternative, at or prior to the effective time of the Merger, WNRL and WNRL General Partner may obtain, at their election, prepaid policies, which provide directors and officers with coverage for at least six years with respect to claims arising from facts or events that occurred on or before the effective time of the Merger; provided that WNRL and WNRL General Partner shall in no event spend more than an amount equal to six multiplied by 300% of the current annual premium paid by WNRL and WNRL General Partner for the existing policies of WNRL and WNRL General Partner. Any such prepaid policies obtained prior to the effective time of the Merger must be maintained in full force and effect and the obligations thereunder be honored. Any successors and assigns of ALLP and ALLP General Partner or the surviving entity and the surviving GP entity will be obligated to assume their indemnification obligations under the Merger Agreement.

Indemnified persons will have the right to enforce the provisions of the Merger Agreement relating to their indemnification.

Modification and Amendment

At any time prior to the effective time of the Merger, the Merger Agreement may be modified or amended by written agreement of the parties, by action taken or authorized by the WNRL GP Conflicts Committee (in the case of WNRL) and the ALLP GP Board (in the case of ALLP). However, the ALLP GP Board may not take or authorize any such action without prior written approval of the ALLP GP Conflicts Committee.

Remedies

In the event of termination of the Merger Agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination” beginning on page [●], the Merger Agreement (other than certain provisions as set forth in the Merger Agreement) will become void and of no effect with no liability on the part of any party to the Merger Agreement (or of any of its representatives or affiliates). However, except as otherwise expressly provided in the Merger Agreement, no termination shall relieve any party to the Merger Agreement of any liability or damages to the other party resulting from any knowing and intentional material breach of the Merger Agreement.

Support Agreement

Concurrently with the execution of the Merger Agreement, ALLP, WNRL, St. Paul Park Refining Co. LLC (“SPP”) and Southwest entered into the Support Agreement, pursuant to which, subject to the terms and conditions therein, SPP and Southwest have agreed to deliver a written consent covering all of the WNRL Common Units beneficially owned by them (the “Covered Units”) within two business days after the registration statement of which this consent statement/prospectus forms a part becomes effective under the Securities Act, approving the Merger, Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement.

The Support Agreement also generally prohibits SPP and Southwest from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

SPONSOR EQUITY RESTRUCTURING AGREEMENT

This section describes the material terms of the Sponsor Equity Restructuring Agreement, which was executed on August 13, 2017. The description of the Sponsor Equity Restructuring Agreement in this section and elsewhere in this consent statement/prospectus is qualified in its entirety by reference to the complete text of the Sponsor Equity Restructuring Agreement, a copy of which is attached as Annex D to this consent statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Sponsor Equity Restructuring Agreement that is important to you. You are encouraged to read the Sponsor Equity Restructuring Agreement carefully and in its entirety.

Explanatory Note Regarding the Sponsor Equity Restructuring Agreement

The Sponsor Equity Restructuring Agreement and this summary are included solely to provide you with information regarding the terms of the Sponsor Equity Restructuring Agreement. Factual disclosures about Andeavor, ALLP, or any of their respective subsidiaries or affiliates contained in this consent statement/prospectus or in Andeavor’s or ALLP’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Andeavor or ALLP, as applicable, contained in the Sponsor Equity Restructuring Agreement. The representations, warranties and covenants made in the Sponsor Equity Restructuring Agreement by Andeavor, ALLP General Partner and ALLP were made solely for the purposes of the Sponsor Equity Restructuring Agreement. Investors should not rely on the Sponsor Equity Restructuring Agreement’s representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Andeavor, ALLP or ALLP General Partner or any of their respective subsidiaries or affiliates.

The IDR/GP Transaction

Pursuant to the terms of the Sponsor Equity Restructuring Agreement, conditional and effective upon the closing of the transactions contemplated by the Merger Agreement, the Current ALLP Partnership Agreement will be amended and restated to reflect, among other things, (i) the cancellation of the incentive distribution rights in ALLP, (ii) the conversion of the general partner interests in ALLP held by ALLP General Partner into a non-economic general partner interest in ALLP and (iii) the increase of existing waivers on distributions to Andeavor and its affiliates by $60 million to an aggregate of $160 million between 2017 and 2019. In consideration for the IDR/GP Transaction, ALLP will issue to ALLP General Partner 78,000,000 ALLP Common Units.

WNRL Legacy Indemnification

EHS Assessment and Mechanical Integrity Review

ALLP will complete the EHS Review within six months of the closing date of the Merger. The EHS Review will include a determination by ALLP which assets owned by WNRL and its subsidiaries as of the closing date of the Merger and acquired by ALLP pursuant to the Merger Agreement by virtue of its acquisition of WNRL thereunder (the “WNRL Assets”) will require a Phase I environmental site assessment. Under the terms of the Sponsor Equity Restructuring Agreement, ALLP will engage external consultants to, among other things, review the plans, scope and methodology of the EHS Review, to advise the ALLP GP Conflicts Committee of the appropriateness of the foregoing and to review and sample the EHS Review as reasonably required to confirm it was performed according to the agreed-upon plans, scope and methodology.

Andeavor will indemnify ALLP and its subsidiaries against certain losses they incur by reason of or arising out of the events and conditions associated with the presence of hazardous substances on, under or about or migrating to or from the WNRL Assets or the disposal or release of hazardous substances generated by operation of the WNRL Assets at non-WNRL Asset locations occurring either after the closing date of the Merger and before the completion of the EHS Review or, with respect to assets where the EHS Review has determined any remediation or upgrades are necessary, before ALLP has had the opportunity to complete the upgrades or remediation efforts identified by the EHS Review (collectively, the “Covered EHS Losses”).

Andeavor has also agreed to reimburse ALLP and its subsidiaries for the costs of any remediation or upgrades identified as necessary by the EHS Review, so long as ALLP and its subsidiaries use their reasonable best efforts to complete such remediations and upgrades in a timely manner.

Environmental Indemnification

With respect to the WNRL Assets, Andeavor will indemnity ALLP for certain losses suffered or incurred by ALLP and its subsidiaries, directly and indirectly, or as a result of a claim by a third party, by reason of or arising out of the following (collectively, the “Covered Environmental Losses”):

•	any violation or correction of violation of environmental laws, so long as such violation occurred before the closing date of the Merger under then-applicable environmental laws and (i) was disclosed on a schedule attached to the Sponsor Equity Restructuring Agreement or (ii)(A) with respect to any WNRL Assets for which ALLP has determined in its EHS Review that a Phase I environmental assessment is not required, Andeavor is notified in writing of such violation within five years of the closing date of the Merger or (B) with respect to any WNRL Assets for which ALLP has determined in its EHS Review that a Phase I environmental assessment is required, Andeavor is notified in writing of such violation within ten years of the closing date of the Merger;

•	any event, condition or environmental matter associated with or arising from the ownership or operation of the WNRL Assets (including, without limitation, the presence of hazardous substances on, under, about or migrating to or from the WNRL Assets or the disposal or release of hazardous substances generated by operation of the WNRL Assets at non-WNRL Asset locations), so long as such event, condition or environmental matter occurred before the closing date of the Merger under then-applicable environmental laws and (i) was disclosed on a schedule attached to the Sponsor Equity Restructuring Agreement or (ii)(A) with respect to any WNRL Assets for which ALLP has determined in its EHS Review that a Phase I environmental assessment is not required, Andeavor is notified in writing of such event, condition or environmental matter within five years of the closing date of the Merger or (B) with respect to any WNRL Assets for which ALLP has determined in its EHS Review that a Phase I environmental assessment is required, Andeavor is notified in writing of such event, condition or environmental matter within ten years of the closing date of the Merger; and

•	any event, condition or environmental matter or legal action pending as of the closing date of the Merger against WNRL or its subsidiaries.

Right of Way Indemnification

With respect to the WNRL Assets, Andeavor will also indemnify ALLP and its subsidiaries from certain losses arising out of the following events (collectively, the “Covered ROW Losses”), provided such events are disclosed in a schedule attached to the Sponsor Equity Restructuring Agreement, or Andeavor is notified in writing of such Covered ROW Losses prior to the fifth anniversary of the closing date of the Merger:

•	the failure of any of ALLP General Partner, ALLP and ALLP’s subsidiaries to be the owner of such valid and indefeasible easement rights or fee ownership or leasehold interests in and to the lands on which any crude oil or refined products pipeline or certain other facilities or equipment acquired by ALLP pursuant to the Merger Agreement is located as of the closing date of the Merger, and such failure renders ALLP and its subsidiaries liable to a third party or unable to use or operate the WNRL Assets in substantially the same manner that the WNRL Assets were used and operated by WNRL and its subsidiaries immediately prior to the closing date of the Merger;

•

the failure of ALLP and its subsidiaries to have the consents, licenses and permits necessary to allow any such pipeline to cross the roads, waterways, railroads and other areas upon which any such pipeline is located as of the closing date of the Merger, and such failure renders ALLP and its subsidiaries liable to a third party or unable to use or operate the WNRL Assets in substantially the same manner that the

WNRL Assets were used and operated by WNRL and its subsidiaries immediately prior to the closing date of the Merger; and

•	the cost of curing any condition set forth in the bullets above that does not allow the WNRL Assets to be operated in accordance with prudent industry practice.

Additional Indemnification

In addition to the above indemnification, Andeavor will indemnify ALLP and its subsidiaries from losses arising out of (a) certain other events and conditions associated with the ownership and operation of the WNRL Assets and occurring before the closing date of the Merger, (b) certain legal actions pending as of the closing date of the Merger against WNRL or its associates that is set forth in a schedule attached to the Sponsor Equity Restructuring Agreement, (c) the failure to obtain any necessary consent from the applicable federal, state and local governmental or regulatory agencies having jurisdiction over rates to be charged for services provided with respect to the WNRL Assets, if applicable, and (d) all federal, state and local income tax liabilities attributable to the ownership or operation of the WNRL Assets prior to the closing date of the Merger, including under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law).

Indemnification Procedures and Limitations

Any indemnification provided under the Sponsor Equity Restructuring Agreement will be subject to customary indemnification procedures, including Andeavor’s right to control all aspects of the defense of claims brought against ALLP that are covered by the indemnification provisions of the Sponsor Equity Restructuring Agreement and ALLP’s cooperation in good faith and in a commercially reasonable manner with Andeavor regarding the defense of such claims.

Andeavor will not, in any calendar year, be obligated to indemnify ALLP for a Covered Environmental Loss or Covered EHS Loss until such time as the aggregate amount of all Covered Environmental Losses and Covered EHS Losses in such calendar year exceeds $800,000, at which time Andeavor will be obligated to indemnify ALLP and its subsidiaries for the amount of Covered Environmental Losses and Covered EHS Losses in excess of $800,000 that are incurred by ALLP and its subsidiaries in such calendar year. Andeavor will not, in any calendar year, be obligated to indemnify ALLP for any individual Covered ROW Loss until such time as the aggregate amount of the Covered ROW Losses in such calendar year exceeds $800,000, at which time Andeavor will be obligated to indemnify ALLP and its subsidiaries for the amount of Covered ROW Losses in excess of $800,000 that are incurred by ALLP and its subsidiaries in such calendar year.

There is no monetary cap on the amount of indemnity coverage provided by Andeavor for the losses described above.

Representations and Warranties

The Sponsor Equity Support Agreement contains customary representations by ALLP, ALLP General Partner and Andeavor regarding each entity’s organization, validity and authority to perform the transactions contemplated by the Sponsor Equity Restructuring Agreement, and warranties that performance under the Sponsor Equity Restructuring Agreement will not breach or violate any contractual obligations or laws such entity is subject to. In addition, ALLP General Partner makes representations and warranties as to its ownership of the incentive distribution rights and general partner interests in ALLP and its investment intent and securities law compliance, and ALLP makes representations and warranties that the ALLP Common Units in the IDR/GP Transaction will be duly authorized, valid and fully paid when issued and delivered to ALLP General Partner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the Merger that may be relevant to WNRL common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the Merger to WNRL and its common unitholders are the opinion of Vinson & Elkins L.L.P., counsel to WNRL, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the Merger. Moreover, the discussion focuses on WNRL common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold WNRL Common Units (who will hold ALLP Common Units after the Merger) as part of a hedge, straddle or conversion transaction, persons who acquired WNRL Common Units by gift, or directors and employees of WNRL that received (or are deemed to receive) WNRL Common Units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under an WNRL equity incentive plan. Also, the discussion assumes that the WNRL Common Units are held as capital assets at the time of the Merger (generally, property held for investment).

Neither WNRL nor ALLP has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the Merger are not certain, and no assurance can be given that the below-described opinions and/or the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the Merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, WNRL and ALLP strongly urge each WNRL common unitholder to consult with, and depend upon, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences of the Merger particular to the unitholder.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the Merger. Instead, WNRL and ALLP will rely on the opinions of their respective counsel regarding the tax consequences of the Merger.

It is a condition of ALLP’s obligation to complete the Merger that ALLP receive an opinion of its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes:

•	ALLP should not recognize any income or gain as a result of the Merger; and

•	no gain or loss should be recognized by holders of ALLP Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

It is a condition of WNRL’s obligation to complete the Merger that WNRL receive an opinion of its counsel, Vinson & Elkin L.L.P., to the effect that for U.S. federal income tax purposes:

•	WNRL should not recognize any income or gain as a result of the Merger; and

•	no gain or loss should be recognized by holders of WNRL Common Units as a result of the Merger (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) a disguised sale attributable to contributions of cash or other property to WNRL after the date of the Merger Agreement and prior to the Merger, (C) the receipt of any non-pro rata merger consideration, or (D) the receipt of any cash paid in lieu of fractional units pursuant to the Merger Agreement).

It is a condition of each of ALLP’s and WNRL’s obligation to complete the merger that:

•	ALLP receive an opinion from its counsel, Latham & Watkins LLP, to the effect that:

•	at least 90% of the gross income of ALLP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	at least 90% of the combined gross income of each of ALLP and WNRL for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	WNRL receive an opinion from its counsel, Vinson & Elkins L.L.P., to the effect that at least 90% of the gross income of WNRL for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinions of counsel will assume that the Merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the Merger Agreement and described in this consent statement/prospectus. In addition, the tax opinions delivered to ALLP and WNRL at closing will be based upon certain factual assumptions, representations and covenants made by the officers of ALLP, WNRL and WNRL GP and any of their respective affiliates. If there are material changes to the tax consequences of the Merger and either ALLP or WNRL waives the receipt of the requisite tax opinion as a condition to closing, then this consent statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The expected U.S. federal income tax consequences of the Merger are dependent upon WNRL and ALLP being treated as partnerships for U.S. federal income tax purposes at the time of the Merger. If WNRL or ALLP were to be treated as a corporation for U.S. federal income tax purposes at the time of the Merger, the consequences of the Merger would be materially different. If ALLP were to be treated as a corporation for U.S. federal income tax purposes, the Merger would likely be a fully taxable transaction to WNRL common unitholders

The discussion below assumes that each of WNRL and ALLP will be classified as a partnership for U.S. federal income tax purposes at the time of the Merger. Please read the discussion of the opinion of Latham &

Watkins LLP that ALLP is classified as a partnership for U.S. federal income tax purposes and the discussion of the opinion of Vinson & Elkins L.L.P. that WNRL is classified as a partnership for U.S. federal income tax purposes under “—U.S. Federal Income Tax Treatment of the Merger” below.

Additionally, the discussion below assumes that all of the liabilities of WNRL that are deemed assumed by ALLP in the Merger qualify for an exception to the “disguised sale” rules. ALLP and WNRL believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither ALLP nor WNRL will recognize any income or gain as a result of the “disguised sale” rules with respect to such liabilities.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, a subsidiary of ALLP will merge with and into WNRL and all WNRL Common Units will be converted into the right to receive ALLP Common Units. For U.S. federal income tax purposes, the Merger will be a “merger” of ALLP and WNRL within the meaning of the Treasury Regulations promulgated under Section 708 of the Code, with ALLP treated as the resulting partnership and WNRL treated as the terminated partnership.

As a result, the following is deemed to occur for U.S. federal income tax purposes: (1) WNRL will be deemed to contribute its assets (subject to its liabilities) to ALLP in exchange for (i) the issuance to WNRL of ALLP Common Units, ALLP TexNew Mex Units and the Special Limited Partner Interest; (ii) the assumption of WNRL’s liabilities; and (iii) any cash received in lieu of fractional ALLP units, and (2) WNRL will be deemed to liquidate, distributing (i) ALLP Common Units and cash to the holders of WNRL Common Units in exchange for such WNRL Common Units, and (ii) the ALLP TexNew Mex Units and the Special Limited Partner Interest to Southwest in exchange for the WNRL IDRs, WNRL TexNew Mex Units, and cancelled WNRL Common Units (the “Assets-Over Form”).

The remainder of this discussion, except as otherwise noted, assumes that the Merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above. For the purposes of this discussion, and based upon the factual representations made by ALLP and ALLP General Partner, Latham & Watkins LLP is of the opinion that ALLP will be treated as a partnership for U.S. federal income tax purposes immediately preceding the Merger. The representations made by ALLP and ALLP General Partner upon which Latham & Watkins LLP has relied in rendering its opinion include, without limitation: (1) neither ALLP nor any of ALLP’s partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes and (2) for each taxable year, more than 90% of ALLP’s gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code. In addition, for the purposes of this discussion, and based upon the factual representations made by WNRL and WNRL General Partner, Vinson & Elkins L.L.P. is of the opinion that WNRL will be treated as a partnership for U.S. federal income tax purposes immediately preceding the Merger. The representations made by WNRL and WNRL General Partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation: (1) neither WNRL nor any of its partnership or limited liability company subsidiaries, other than those identified as such to Vinson & Elkins L.L.P., has elected or will elect to be treated as a corporation for U.S. federal income tax purposes, (2) for each taxable year of its existence, more than 90% of WNRL’s gross income has been and will be income of a type that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code, and (3) each commodity hedging transaction that WNRL treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by WNRL in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

Tax Consequences of the Merger to WNRL

Under the Assets-Over Form, WNRL will be deemed to contribute all of its assets to ALLP in exchange for ALLP Common Units, ALLP TexNew Mex Units, the Special Limited Partner Interest, the assumption of WNRL’s liabilities, and cash in lieu of fractional ALLP Common Units. In general, the deemed contribution of assets from WNRL to ALLP in exchange for ALLP Common Units will not result in the recognition of gain or loss by WNRL. The actual and deemed receipt of cash by WNRL, however, could give rise to the recognition of taxable gain by WNRL, and any such taxable gain would be allocated to the WNRL common unitholders pursuant to the WNRL Partnership Agreement. The deemed receipt of cash by WNRL could give rise to a partially taxable “disguised sale” of assets from WNRL to ALLP. A transfer of property by a partner to a partnership, coupled with a related transfer of money or other consideration (other than a partnership interest) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may be characterized, in part, as a “disguised sale” of property, rather than as a non-taxable contribution of the property to the partnership. The deemed receipt of cash from ALLP is expected to qualify for one or more exceptions to “disguised sale” treatment and therefore might not be treated as part of a disguised sale of property by WNRL to ALLP.

Tax Consequences of the Merger to WNRL Common Unitholders

Under the Assets-Over Form, holders of WNRL Common Units will be deemed to receive distributions in liquidation of WNRL consisting of ALLP Common Units and any cash in lieu of fractional ALLP units. In general, the receipt of ALLP Common Units will not result in the recognition of taxable gain or loss to such unitholders. The receipt of cash by a holder of WNRL Common Units (including, as discussed below, a deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to such unitholder) will result in the recognition of taxable gain if such receipt exceeds the adjusted tax basis in the WNRL Common Units surrendered in the Merger. The receipt of ALLP Common Units and cash may trigger taxable gain under the disguised sale rules for a holder of WNRL Common Units that contributed property in exchange for WNRL Common Units.

As a partner in WNRL, a holder of WNRL Common Units is entitled to include the nonrecourse liabilities of WNRL attributable to its WNRL Common Units in the tax basis of its WNRL Common Units. As a partner in ALLP after the Merger, a holder of WNRL Common Units will be entitled to include the nonrecourse liabilities of ALLP attributable to the ALLP Common Units received in the Merger in the tax basis of such units received. The nonrecourse liabilities of ALLP will include the nonrecourse liabilities of WNRL after the Merger. The amount of nonrecourse liabilities attributable to a WNRL Common Unit or an ALLP Common Unit is determined under complex federal income tax regulations.

If the nonrecourse liabilities attributable to the ALLP Common Units received by a holder of WNRL Common Units in the Merger exceed the nonrecourse liabilities attributable to the WNRL Common Units surrendered by such WNRL common unitholder in the Merger, such WNRL common unitholder’s tax basis in the ALLP Common Units received will be correspondingly higher than such unitholder’s tax basis in the WNRL Common Units surrendered. If the nonrecourse liabilities attributable to the ALLP Common Units received by a holder of WNRL Common Units in the Merger are less than the nonrecourse liabilities attributable to the WNRL Common Units surrendered by such WNRL common unitholder in the Merger, such WNRL common unitholder’s tax basis in the ALLP Common Units received will be correspondingly lower than the unitholder’s tax basis in the WNRL Common Units surrendered. Please read “—Tax Basis and Holding Period of the ALLP Common Units Received” below.

Any reduction in a unitholder’s share of nonrecourse liabilities described in the preceding paragraph will be treated as a deemed cash distribution to a holder of WNRL Common Units. Additionally, a holder of WNRL Common Units will receive a cash distribution in lieu of any fractional units in the Merger. If the amount of any such actual or deemed distributions of cash to a holder of WNRL Common Units exceeds such WNRL common unitholder’s tax basis in the WNRL Common Units surrendered, such WNRL common unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, ALLP and WNRL expect that most holders of WNRL Common Units will not recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the Merger is complex and subject to uncertainty. There can be no assurance that a holder of WNRL Common Units will not recognize gain as a result of the distributions deemed received by such WNRL common unitholder as a result of a net decrease in the amount of nonrecourse liabilities allocable to such WNRL common unitholder as a result of the Merger and the amount of cash for fractional ALLP Common Units actually received by such WNRL common unitholder in the Merger.

Additionally, holders of WNRL Common Units outstanding immediately prior to the effective time of the Merger will be entitled to receive ALLP Common Units in the Merger in exchange for such holder’s WNRL Common Units at the Exchange Ratio. However, 3,634,473 WNRL Common Units and the WNRL IDRs owned by Southwest will be cancelled, in exchange for which Southwest will receive the Special Limited Partner Interest. As a result, public holders of WNRL Common Units could be deemed, for U.S. federal income tax purposes, to have received an amount of consideration disproportionate to their pro rata share of the value of their WNRL Common Units, with any amount in excess of such pro rata share treated as a taxable transfer to such holders, which could be includible in gross income. Because of the structure and economics of the Merger, ALLP and WNRL believe, and intend to take the position, that no such taxable transfer will occur for U.S. federal income tax purposes. However, the IRS could take a different position, in which case a public holder of WNRL Common Units could be required to recognize taxable income with respect to any excess consideration such holder is deemed to receive in the Merger.

The amount and effect of any gain that may be recognized by an affected WNRL common unitholder will depend on the affected WNRL common unitholder’s particular situation, including the ability of the affected WNRL common unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected WNRL common unitholder may, or may not, be able to offset all or a portion of any gain recognized. Each holder of WNRL Common Units should consult such unitholder’s own tax advisor in analyzing whether the Merger causes such unitholder to recognize actual and/or deemed distributions in excess of the tax basis of his WNRL Common Units surrendered in the Merger.

Tax Basis and Holding Period of the ALLP Common Units Received

A holder of WNRL Common Units has an initial tax basis in its WNRL Common Units, which consists of the amount such WNRL common unitholder paid for such WNRL Common Units plus such WNRL common unitholder’s share of WNRL’s nonrecourse liabilities. That basis has been and will be increased by such WNRL common unitholder’s share of income and by any increases in such WNRL common unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by such WNRL common unitholder’s share of losses, by any decreases in such WNRL common unitholder’s share of nonrecourse liabilities and by such WNRL common unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

A holder of WNRL Common Units will have an initial aggregate tax basis in the ALLP Common Units such WNRL common unitholder will receive in the Merger that will be equal to such WNRL common unitholder’s adjusted tax basis in the WNRL Common Units exchanged therefor, decreased by (i) any basis attributable to such WNRL common unitholder’s share of WNRL’s nonrecourse liabilities and (ii) any cash received in the Merger, and increased by such WNRL common unitholder’s share of ALLP’s nonrecourse liabilities immediately after the Merger. In addition, the tax basis in the ALLP Common Units received in the Merger by a holder of WNRL Common Units will be increased by the amount of any income or gain recognized by such WNRL common unitholder pursuant to the transactions contemplated by the Merger.

As a result of the Assets-Over Form, a holder of WNRL Common Units will have a holding period in the ALLP Common Units received in the Merger that will not be determined by reference to its holding period in the

WNRL Common Units exchanged therefor. Instead, such WNRL common unitholder’s holding period in the ALLP Common Units received in the Merger that are attributable to WNRL’s capital assets or assets used in its business as defined in Section 1231 of the Code will include WNRL’s holding period in those assets. The holding period for ALLP Common Units received by a holder of WNRL Common Units attributable to other assets of WNRL, such as inventory and receivables, will begin on the day following the Merger.

Effect of Termination of WNRL’s Tax Year at Closing of Merger

WNRL uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the Merger, WNRL’s taxable year will end as of the effective date of the Merger, and WNRL will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the Merger. Each WNRL common unitholder will receive a Schedule K-1 from WNRL for the taxable year ending upon the effective date of the Merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, a WNRL common unitholder who has a taxable year ending on a date other than December 31 and after the date the Merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that the WNRL common unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from WNRL.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF ALLP COMMON UNIT OWNERSHIP

This section is a summary of the material U.S. federal income tax consequences that may be relevant to individual citizens or residents of the U.S. owning ALLP Common Units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to ALLP General Partner and ALLP, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to ALLP include its operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting ALLP or its unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates, and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, ALLP encourages each prospective unitholder to consult his own tax advisor in analyzing the state, local, and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding any matter affecting ALLP following the Merger or the consequences of owning ALLP Common Units received in the merger. Instead, ALLP will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for ALLP Common Units, including the prices at which ALLP Common Units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to ALLP’s unitholders and thus will be borne indirectly by ALLP’s unitholders. Furthermore, the tax treatment of ALLP, or of an investment in ALLP, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by ALLP and ALLP General Partner.

Notwithstanding the above, and for the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether all aspects of ALLP’s method for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether ALLP’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and (iv) whether a WNRL common unitholder will be able to utilize suspended passive losses related to its WNRL Common Units to offset income from ALLP (please read “— Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses” and “—Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of certain minerals and natural resources, including crude oil, natural gas and other products of a type that are produced in a petroleum refinery or natural gas processing plant, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and ALLP’s allocable share of ALLP’s subsidiaries’ income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. ALLP estimates that less than 2% of ALLP’s current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by ALLP and ALLP General Partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of ALLP’s current gross income constitutes qualifying income. The portion of ALLP’s income that is qualifying income may change from time to time.

The IRS has made no determination as to ALLP’s status or the status of ALLP’s operating subsidiaries for federal income tax purposes. Instead, ALLP will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	ALLP will be classified as a partnership for federal income tax purposes; and

•	Each of ALLP’s operating subsidiaries will, except as otherwise identified to Latham & Watkins LLP, be disregarded as an entity separate from ALLP or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by ALLP and ALLP General Partner. The representations made by ALLP and ALLP General Partner upon which Latham & Watkins LLP has relied include:

•	Neither ALLP nor any of ALLP’s partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

•	For each taxable year, more than 90% of ALLP’s gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	Each commodity hedging transaction that ALLP treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by ALLP in activities that Latham & Watkins LLP has opined or will opine result in qualifying income.

ALLP believes that these representations have been true in the past and expects that these representations will continue to be true in the future.

If ALLP fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require ALLP to make adjustments with respect to ALLP’s unitholders or pay other amounts), ALLP will be treated as if ALLP had transferred all of ALLP’s assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which ALLP fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in ALLP. This deemed contribution and liquidation should be tax-free to unitholders and ALLP so long as ALLP, at that time, does not have liabilities in excess of the tax basis of ALLP’s assets. Thereafter, ALLP would be treated as a corporation for federal income tax purposes.

If ALLP were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, ALLP’s items of income, gain, loss and deduction would be reflected only on ALLP’s tax return rather than being passed through to ALLP’s unitholders, and ALLP’s net income would be taxed to ALLP at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of ALLP’s current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that ALLP will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of ALLP will be treated as partners of ALLP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of ALLP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding ALLP Common Units. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in ALLP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” ALLP will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of ALLP’s income, gains, losses and deductions without regard to whether ALLP makes cash distributions to him. Consequently, ALLP may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of ALLP’s income, gains, losses and deductions for ALLP’s taxable year ending with or within his taxable year. ALLP’s taxable year ends on December 31.

Treatment of Distributions

Distributions by ALLP to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. ALLP’s cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of ALLP’s liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by ALLP of cash to that unitholder. To the extent ALLP’s distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in ALLP because of ALLP’s issuance of additional common units will decrease his share of ALLP’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of ALLP’s “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with ALLP in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Basis and Holding Period of the ALLP Common Units Received” for a discussion of how to determine the initial tax basis of ALLP Common Units received in the Merger. That basis will be increased by an ALLP common unitholder’s share of ALLP’s income and by any increases in his share of ALLP’s nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from ALLP, by the unitholder’s share of ALLP’s losses, by any decreases in his share of ALLP’s nonrecourse liabilities and by his share of ALLP’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of ALLP’s debt that is recourse to ALLP General Partner to the extent of the general partner’s “net value” as defined in Treasury Regulations promulgated under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of ALLP’s nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of ALLP’s losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to ALLP’s activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of ALLP’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in ALLP, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of ALLP’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses ALLP generates will only be available to offset ALLP’s passive income generated in the future and will not be available to offset income from other passive activities or investments, including ALLP’s investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income ALLP generates may be deducted in full when he disposes of his entire investment in ALLP in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of ALLP’s net income may be offset by any of ALLP’s suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of WNRL will be available to offset passive activity income that is allocated from ALLP after the Merger to a former WNRL common unitholder. The IRS may contend that since ALLP is not the same partnership as WNRL, the passive loss limitation rules would not allow a former WNRL common unitholder to utilize such losses until such time as all of the former WNRL common unitholder’s ALLP Common Units are sold. An ALLP unitholder may take the position, however, that ALLP should be deemed a continuation of WNRL for this purpose such that any suspended WNRL losses would be available to offset ALLP taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Latham & Watkins LLP is unable to opine as to whether suspended passive activity losses arising from WNRL activities will be available to offset ALLP taxable income allocated to a former WNRL common unitholder following the Merger. If a WNRL common unitholder has losses with respect to WNRL Common Units, it is urged to consult its own tax advisor.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	ALLP’s interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of ALLP’s portfolio income will be treated as investment income.

Entity-Level Collections

If ALLP were required or elected under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or ALLP General Partner or any former unitholder, ALLP is authorized to pay those taxes from ALLP’s funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, ALLP is authorized to treat the payment as a distribution to all current unitholders. ALLP is authorized to amend ALLP’s partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under ALLP’s partnership agreement is maintained as nearly as is practicable. Payments by ALLP as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if ALLP has a net profit, its items of income, gain, loss, and deduction will be allocated among the unitholders in accordance with their percentage interests in ALLP. If ALLP has a net loss, that loss will be allocated first to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to ALLP General Partner. Finally, although ALLP does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of its income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of ALLP’s income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of any property contributed to ALLP that exists at the time of such contribution, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from ALLP in an offering will be essentially the same as if the tax bases of ALLP’s assets were equal to their fair market value at the time of such offering. Former WNRL common unitholders that are deemed to receive ALLP units in the Merger will receive the Section 704(c) Allocations that otherwise would have been allocated to WNRL pursuant to Section 704(c) of the Code had WNRL simply contributed its assets to ALLP in exchange for units. Under these rules for example, following the Merger in the event that ALLP is deemed to divest itself of certain assets deemed formerly owned by WNRL (including through a distribution of such assets), all or a portion of any gain recognized as a result of a divestiture of such assets may be required to be allocated to the former WNRL common unitholders. In addition, a former WNRL common unitholder may also be required to recognize its share of WNRL’s remaining “built-in gain” upon certain distributions by ALLP to that unitholder of other ALLP property (other than money) within seven years following the Merger. No special distributions will be made to the former WNRL common unitholders with respect to any tax liability from such transactions.

An allocation of items of ALLP’s income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in ALLP, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to ALLP;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under ALLP’s partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of ALLP’s income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of ALLP’s income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in ALLP Common Units.

Section 754 Election

ALLP has made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election generally permits ALLP to adjust a common unit purchaser’s tax basis in ALLP’s assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from ALLP. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in ALLP’s assets with respect to a unitholder will be considered to have two components: (i) his share of ALLP’s tax basis in ALLP’s assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

ALLP has adopted the remedial allocation method as to all ALLP’s properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

Under ALLP’s partnership agreement, ALLP General Partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

ALLP depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of ALLP’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ALLP will apply the rules described in the Treasury Regulations and legislative history. If ALLP determines that this position cannot reasonably be taken, ALLP may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in ALLP’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of ALLP’s deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position ALLP takes that understates deductions will overstate such unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether ALLP’s method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if ALLP uses an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge ALLP’s position with respect to depreciating or amortizing the Section 743(b) adjustment ALLP takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of ALLP’s assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of ALLP’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in ALLP if ALLP has a substantial built-in loss immediately after the transfer, or if ALLP distributes property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of ALLP’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among ALLP’s assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by ALLP to ALLP’s tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than ALLP’s tangible assets. ALLP cannot assure you that the determinations ALLP makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in ALLP’s opinion, the expense of compliance exceed the benefit of the election, ALLP may seek permission from the IRS to revoke ALLP’s Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

ALLP uses the year ending December 31 as ALLP’s taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of ALLP’s income, gain, loss and deduction for ALLP’s taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of ALLP’s taxable year but before the close of his taxable year must include his share of ALLP’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of ALLP’s income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of ALLP’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of ALLP’s assets and their tax basis immediately prior to an offering will be borne by ALLP’s unitholders holding interests in ALLP prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, ALLP may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property ALLP subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If ALLP disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property ALLP owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in ALLP. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs ALLP incurs in selling ALLP’s units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon ALLP’s termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by ALLP, and as syndication expenses, which may not be amortized by ALLP. The underwriting discounts and commissions ALLP incurs will be treated as syndication expenses.

Valuation and Tax Basis of ALLP’s Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on ALLP’s estimates of the relative fair market values, and the initial tax bases, of ALLP’s assets. Although ALLP may from time to time consult with professional appraisers regarding valuation matters, ALLP will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of ALLP’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of ALLP’s nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from ALLP that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables,” including potential recapture items such as depreciation recapture, or to “inventory items” ALLP owns. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, ALLP’s taxable income and losses will be determined annually, will be prorated on a monthly basis in proportion to the number of days in each month and will be subsequently apportioned among ALLP’s unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which ALLP refers to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of ALLP’s assets other than in the ordinary course of business will be allocated among ALLP’s unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The U.S. Department of Treasury and the IRS have issued Treasury Regulations that permit publicly traded partnerships to use a monthly simplifying convention that is similar to ALLP’s, but they do not specifically authorize all aspects of the proration method ALLP has adopted. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, ALLP’s taxable income or losses might be reallocated among the unitholders. ALLP is authorized to revise ALLP’s method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of ALLP’s income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify ALLP in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify ALLP in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, ALLP is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify ALLP of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

ALLP will be considered to have technically terminated ALLP’s partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in ALLP’s capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. ALLP’s technical termination would, among other things, result in the closing of ALLP’s taxable year for all unitholders, which would result in ALLP filing two tax returns (and ALLP’s unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing ALLP’s taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of ALLP’s taxable year may also result in more than twelve months of ALLP’s taxable income or loss being includable in his taxable income for the year of termination. ALLP’s termination currently would not affect ALLP’s classification as a partnership for federal income tax purposes, but instead ALLP would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, ALLP must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if ALLP is unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because ALLP cannot match transferors and transferees of units, ALLP must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, ALLP may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” ALLP depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of ALLP’s assets. Please read “—Tax Consequences of Unit Ownership—Section 754

Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ALLP will apply the rules described in the Treasury Regulations and legislative history. If ALLP determines that this position cannot reasonably be taken, ALLP may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in ALLP’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if ALLP determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If ALLP chooses not to utilize this aggregate method, ALLP may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in ALLP Common Units. Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of ALLP’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of ALLP’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of ALLP’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, ALLP’s quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to ALLP’s transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require ALLP to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of ALLP’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country), generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of ALLP Common Units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of ALLP’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of ALLP’s assets consist of U.S. real property interests and ALLP does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

ALLP intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of ALLP’s income, gain, loss and deduction for ALLP’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, ALLP will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. ALLP cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither ALLP nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit ALLP’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to ALLP’s returns as well as those related to ALLP’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. ALLP’s partnership agreement names ALLP General Partner as ALLP’s Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on ALLP’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in ALLP’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in ALLP to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on ALLP’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to ALLP’s income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from ALLP. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which ALLP is a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, ALLP expects to elect to have ALLP’s unitholders take any such audit adjustment into account in accordance with their interests in ALLP during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. With respect to audit adjustments as to an entity in which ALLP is a member or partner, the Joint Committee of Taxation has stated that ALLP would not be able to have ALLP’s unitholders take such audit adjustment into account. If ALLP is unable to have ALLP’s unitholders take such audit adjustment into account in accordance with their interests in ALLP during the taxable year under audit, ALLP’s current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own ALLP Common Units during the taxable year under audit. If, as a result of any such audit adjustment, ALLP is required to make payments of taxes, penalties, and interest, ALLP’s cash available for distribution to ALLP’s unitholders might be substantially reduced. These rules are not applicable to ALLP for taxable years beginning on or prior to December 31, 2017.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Internal Revenue Code will no longer require that ALLP designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, ALLP will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on ALLP’s behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If ALLP does not make such a designation, the IRS can select any person as the Partnership Representative. ALLP currently anticipates that ALLP will designate ALLP General Partner as the Partnership Representative. Further, any actions taken by ALLP or by the Partnership Representative on ALLP’s behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on ALLP and all of the unitholders. These rules are not applicable to ALLP for taxable years beginning on or prior to December 31, 2017.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”), paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and generally will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent ALLP has FDAP Income or have Gross Proceeds on or after January 1, 2019 that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their common units through such foreign entities, may be subject to withholding on distributions they receive from ALLP, or their distributive share of ALLP’s income, pursuant to the rules described above.

Prospective unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in ALLP Common Units.

Nominee Reporting

Persons who hold an interest in ALLP as a nominee for another person are required to furnish to ALLP:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $250 per failure, up to a maximum of $3,000,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to ALLP. The nominee is required to supply the beneficial owner of the units with the information furnished to ALLP.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return (A) for which there is, or was, “substantial authority” or (B) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, ALLP must adequately disclose the relevant facts on ALLP’s return. In addition, ALLP will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including ALLP, or an investment in ALLP Common Units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect the tax treatment of publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for ALLP to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” ALLP is unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect ALLP, and any such changes could negatively impact the value of an investment in ALLP Common Units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which ALLP does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in ALLP. ALLP currently owns property or does business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. ALLP may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which ALLP does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require ALLP, or ALLP may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by ALLP. Please read “—Tax Consequences of Unit Ownership— Entity-Level Collections.” Based on current law and ALLP’s estimate of ALLP’s future operations, ALLP General Partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in ALLP. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in ALLP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial statements, which are referred to as the unaudited pro forma financial statements, have been prepared to assist in the analysis of financial effects of the Merger. The unaudited pro forma condensed statements of combined operations, which are referred to as the unaudited pro forma statements of operations, for the year ended December 31, 2016, and the six months ended June 30, 2017, combine the historical statements of consolidated operations of ALLP and WNRL, giving effect to the Merger and related transactions, including the IDR/GP Transaction, as if they had been completed on January 1, 2016, the beginning of the earliest period presented. The unaudited pro forma condensed statements of combined operations for the six months ended June 30, 2017 were derived from the unaudited condensed consolidated financial statements of ALLP for the six months ended June 30, 2017 and the unaudited condensed consolidated financial statements of WNRL for the periods from January 1, 2017 through May 31, 2017 and June 1, 2017 through June 30, 2017. The unaudited pro forma condensed combined balance sheet, which is known as the unaudited pro forma balance sheet, combines the historical condensed consolidated balance sheets of ALLP and WNRL as of June 30, 2017, giving effect to the Merger and related transactions, including the IDR/GP Transaction, as if they had been completed on June 30, 2017. The historical consolidated financial statements of WNRL have been adjusted to reflect certain reclassification and other conforming adjustments in order to align to ALLP condensed financial statement presentation.

Effective June 1, 2017, Andeavor acquired Western Refining, including a controlling interest in WNRL, thus establishing common control between ALLP, WNRL, ALLP General Partner and WNRL General Partner. In accordance with the guidance under Accounting Standards Codification Topic 805: Business Combinations, the Merger transactions will be accounted for as a reorganization of entities under common control. The assets and liabilities of WNRL and WNRL General Partner transferred between entities under common control will be recorded by ALLP based on Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting. ALLP will record WNRL’s assets and liabilities at Andeavor’s basis as of June 1, 2017, the date that common control was first established, for the successor period from June 1, 2017 through June 30, 2017 and, for the purpose of these unaudited pro forma condensed combined financial statements, for the predecessor period from January 1, 2016 through May 31, 2017. The pro forma adjustments also contemplate the impact of the Sponsor Equity Restructuring Agreement that removes the economic interest of ALLP General Partner and the IDR Exchange. We do not present any pro forma annual periods prior to January 1, 2016 as common control was not achieved until June 1, 2017.

As of the date of this filing, ALLP has not completed the identification of all adjustments necessary to conform WNRL’s accounting policies to ALLP’s accounting policies. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements, which are referred to as the pro forma adjustments, are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the Merger; (2) directly attributable to the IDR/GP Transaction; (3) factually supportable; and (4) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of ALLP and WNRL following the Merger. The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger and related transactions, including the IDR/GP Transaction, occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the Merger. The unaudited pro forma financial statements include assets and liabilities of WNRL and WNRL General Partner adjusted for Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting.

The unaudited pro forma financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the Merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma statements of operations exclude projected synergies expected to be achieved as a result of the Merger, nor do they include any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma statements of operations also exclude the effects of transaction costs associated with the Merger, costs associated with any restructuring, integration activities or asset dispositions resulting from the Merger and expenses associated with accelerated vesting of compensation awards as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the Merger. However, such costs could affect the combined company following the Merger in the period the costs are incurred or recorded. Further, the unaudited pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined partnership following the Merger.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial statements;

•	the historical audited consolidated financial statements of ALLP for the year ended December 31, 2016 included as Exhibit 99.1 in ALLP’s Current Report on Form 8-K, filed with the SEC on August 21, 2017, and incorporated by reference into this document;

•	the historical unaudited condensed financial statements of ALLP as of and for the six months ended June 30, 2017, included in ALLP’s Quarterly Report on Form 10-Q and incorporated by reference into this document;

•	the historical audited consolidated financial statements of WNRL for the year ended December 31, 2016, included in WNRL’s Annual Report on Form 10-K and incorporated by reference into this document;

•	the historical unaudited condensed financial statements of WNRL as of and for the six months ended June 30, 2017, included in WNRL’s Quarterly Report on Form 10-Q and incorporated by reference into this document; and

•	other information relating to ALLP and WNRL contained in or incorporated by reference into this document. See the sections entitled “Where You Can Find More Information” and “Selected Historical Consolidated Financial Data of ALLP” and “Selected Historical Consolidated Financial Data of WNRL” beginning on pages [●] and [●], respectively.

ANDEAVOR LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017

(in millions, except per unit information)

	Historical			Pro Forma Adjustments
		Successor	Predecessor
	ALLP	WNRL for the period June 1, 2017 to June 30, 2017	WNRL for the period January 1, 2017 to May 31, 2017	Andeavor’s Basis in WNRL	Notes		Other Adjustments	Notes		Combined
Revenues
Affiliate	$405	$69	$329	$—			$—			$803
Third-party	428	124	710	—			(2)	(c	)	1,260

Total Revenues	833	193	1,039	—			(2)			2,063

Costs and Expenses
Cost of sales	114	165	893	—			—			1,172
Operating expenses	258	16	76	—			(2)	(c	)
							(1)	(d	)	347
General and administrative expenses	52	4	11	—			—			67
Depreciation and amortization expenses	118	3	16	26	(a	)	—			163
Gain on asset disposals and impairments	(25)	(3)	—	3	(b	)	—			(25)

Operating Income	316	8	43	(29)			1			339
Interest and financing costs, net	(119)	(2)	(11)	—			7	(e	)	(125)
Equity in earnings of equity method investments	5	—	—	—			—			5

Net Earnings	$202	$6	$32	$(29)			$8			$219

General partner’s interest in net earnings, including incentive distribution rights	(77)	—	—	—			77	(f	)	—

Limited partners’ interest in net earnings	$125	$6	$32	$(29)			$85			$219

Net Earnings per Unit:
Basic	$1.15	$0.08	$0.44				$(0.65)			$1.02
Diluted	$1.15	$0.08	$0.44				$(0.65)			$1.02
Subordinated	$—	$—	$0.51				$(0.51)	(h	)	$—
Weighted Average Common Units Outstanding:
Basic	106.4	61.0	51.8				54.6	(i	)	214.4
Diluted	106.5	61.0	51.9				54.7	(i	)	214.6
Subordinated	—	—	7.6				(7.6)	(h	)	—

ANDEAVOR LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(in millions, except per unit information)

	Historical		Pro Forma Adjustments
		Predecessor
	ALLP	WNRL	Andeavor’s Basis in WNRL	Notes		Other Adjustments	Notes		Combined
Revenues
Affiliate	$715	$702	$—			$—			$1,417
Third-party	505	1,521	—			(3)	(c	)	2,023

Total Revenues	1,220	2,223	—			(3)			3,440

Costs and Expenses
Cost of sales	—	1,916	—			—			1,916
Operating expenses	444	175	—			(5)	(d	)
						1	(g	)
						(3)	(c	)	612
General and administrative expenses	95	24	—			—			119
Depreciation and amortization expenses	190	39	51	(a	)	1	(d	)
						(1)	(g	)	280
Loss (gain) on asset disposals and impairments	4	(1)	—			—			3

Operating Income	487	70	(51)			4			510
Interest and financing costs, net	(191)	(26)	—			18	(e	)	(199)
Equity in earnings of equity method investments	13	—	—			—			13
Other income, net	6	—	—			—			6

Earnings Before Income Taxes	315	44	(51)			22			330
Provision for Income Taxes	—	(1)	—			—			(1)

Net Earnings	$315	$43	$(51)			$22			$329

Loss attributable to Predecessors	24	24	—			—			48

Net Earnings attributable to Partners	339	67	(51)			22			377
General partner’s interest in net earnings, including incentive distribution rights	(152)	—	—			152	(f	)	—

Limited Partners’ interest in Net Earnings	$187	$67	$(51)			$174			$377

Net Earnings per Unit:
Basic	$1.87	$1.16				$(1.20)			$1.83
Diluted	$1.87	$1.16				$(1.20)			$1.83
Subordinated	$—	$1.21				$(1.21)	(h	)	$—
Weighted Average Common Units Outstanding:
Basic	98.2	30.0				78.0	(i	)	206.2
Diluted	98.2	30.0				78.1	(i	)	206.3
Subordinated	—	22.8				(22.8)	(h	)	—

ANDEAVOR LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions)

	Historical		Pro Forma Adjustments
	ALLP	WNRL	Andeavor’s Basis in WNRL	Notes		Adjustments	Notes		Combined
ASSETS
Current Assets
Cash and cash equivalents	$20	$11	$—			$14	(bb	)	$45
Restricted cash	—	14	—			(14)	(bb	)	—
Receivables, net of allowance for doubtful accounts
Trade	110	52	—			—			162
Affiliate	98	56	—			—			154
Other	10	—	—			—			10
Prepayments and other current assets	16	10	—						26
Assets held for sale	—	3	—			—			3

Total Current Assets	254	146	—			—			400
Property, Plant and Equipment, Net	4,011	410	879	(aa	)	3	(cc	)	5,303
Acquired Intangibles, Net	1,048	6	624	(aa	)	(3)	(cc	)	1,675
Goodwill	127	—	243	(aa	)	—			370
Equity Method Investments	327	—	—			—			327
Other Noncurrent Assets, Net	72	3	—			—			75

Total Assets	$5,839	$565	$1,746			$—			$8,150

ANDEAVOR LOGISTICS LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions)

	Historical		Pro Forma Adjustments
	ALLP	WNRL	Andeavor’s Basis in WNRL	Notes		Adjustments	Notes		Combined
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable
Trade	$83	$11	$—			$—			$94
Affiliate	36	119	—			—			155
Accrued interest and financing costs	61	—	—			8	(dd	)
						(8)	(ee	)	61
Other current liabilities	34	41	—			(8)	(dd	)	67

Total Current Liabilities	214	171	—			(8)			377
Debt, Net of Unamortized Issuance Costs	3,778	314	32	(aa	)	8	(ee	)
						(320)	(ff	)
						320	(ff	)
						(26)	(gg	)
						27	(hh	)	4,133
Other Noncurrent Liabilities	60	—	—			—			60

Total Liabilities	4,052	485	32			1			4,570

Equity
Common unitholders	1,848	91	1,714	(aa	)	26	(gg	)
						(27)	(hh	)
						(72)	(ii	)	3,580
General partner	(61)	(11)	—			72	(ii	)	—

Total Equity	1,787	80	1,714			(1)			3,580

Total Liabilities and Equity	$5,839	$565	$1,746			$—			$8,150

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRO FORMA PRESENTATION

Merger

On August 13, 2017, pursuant to the Merger Agreement, ALLP agreed to acquire all of the outstanding WNRL Common Units representing limited partnership interests in WNRL in exchange for ALLP Common Units. The Exchange Ratio will be 0.5233 of an ALLP common unit for each WNRL common unit outstanding (other than the 3,634,473 WNRL Common Units owned by Southwest, which will be cancelled in the Merger), subject to customary post-closing adjustments. As a result of the Merger, WNRL will continue as a Delaware limited partnership and a wholly owned subsidiary of ALLP.

As previously disclosed, based on the Exchange Ratio described above, the WNRL unitholders will receive in the aggregate approximately 30,031,562 ALLP Common Units as consideration in the Merger, which excludes common units to be issued in the future under certain WNRL equity awards that are being converted into ALLP equity awards as a result of the Merger. The final calculation of the number of ALLP Common Units issued in connection with the Merger will be made upon closing. Also, as contemplated with the Merger, ALLP entered into the Sponsor Equity Restructuring Agreement to issue 78,000,000 ALLP Common Units to ALLP General Partner pursuant to the IDR/GP Transaction.

In addition, the GP Merger will occur concurrently with or as soon as practicable following the effective time of the Merger. In exchange for the cancellation of each WNRL TexNew Mex Unit, Southwest, as the holder of all such units, will be entitled to receive a new ALLP TexNew Mex Unit with substantially equivalent rights and obligations to the WNRL TexNew Mex Units. As a result of the GP Merger, WNRL General Partner will continue as a wholly owned subsidiary of ALLP and as the general partner of WNRL with a non-economic general partner interest in WNRL. For the purposes of the unaudited pro forma financial statements, these transactions were not deemed to be material for presentation.

Unaudited Pro Forma Financial Statements

Effective June 1, 2017, Andeavor acquired Western Refining, including a controlling interest in WNRL, thus establishing common control between ALLP, WNRL, ALLP General Partner and WNRL General Partner. The unaudited pro forma financial statements have been prepared assuming the Merger is accounted for as a reorganization of entities under common control. The assets and liabilities of WNRL and WNRL General Partner transferred between entities under common control will be recorded by ALLP based on Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting. ALLP will record WNRL’s assets and liabilities at Andeavor’s basis as of June 1, 2017, the date that common control was first established, for the successor period from June 1, 2017 through June 30, 2017 and, for the purpose of these unaudited pro forma condensed combined financial statements, for the predecessor period from January 1, 2016 through May 31, 2017. The pro forma adjustments further contemplate the impact of the Sponsor Equity Restructuring Agreement that outlines the IDR/GP Transaction. We do not present any pro forma annual periods prior to January 1, 2016 as common control was not achieved until June 1, 2017.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements, which are referred to as the pro forma adjustments, are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the Merger; (2) directly attributable to the IDR/GP Transaction; (3) factually supportable; and (4) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of ALLP and WNRL following the Merger.

As part of the IDR/GP Transaction, Andeavor has agreed to waive receipt of specified amounts of distributions through 2019. This waiver has no impact on the unaudited pro forma financial statements, including the calculation of earnings per unit. The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the Merger. The unaudited pro forma financial statements include assets and liabilities of WNRL and WNRL General Partner adjusted for Andeavor’s historical cost basis, which includes a step up basis resulting from its preliminary purchase price accounting.

The pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analysis is performed. The unaudited pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the unaudited pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Merger that are not expected to have a continuing impact. Further, one-time transaction-related expenses incurred concurrent with closing the Merger are not included in the unaudited pro forma statements of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma balance sheet as a decrease to retained earnings and an increase to debt.

NOTE 2—FINANCING

The unaudited pro forma financial statements contemplates pro forma financing activities, which consists of a repayment of WNRL’s $300 million in aggregate principal amount of 7.5% senior notes due 2023, referred to as the WNRL senior notes, and borrowings of $20 million on WNRL’s senior secured revolving credit facility, referred to as the WNRL credit facility. Repayment is assumed to be funded utilizing borrowings on ALLP’s senior secured revolving credit facility, referred to as the ALLP credit facility.

WNRL Senior Notes

On February 11, 2015, WNRL entered into an indenture among WNRL, WNRL Finance Corp., a Delaware corporation and 100% owned subsidiary of WNRL, referred to as Finance Corp and, together with WNRL, referred to as the issuers, the Guarantors named therein and U.S. Bank National Association, referred to as the trustee, under which the issuers issued the WNRL senior notes. The WNRL senior notes mature on February 15, 2023.

The indenture contains covenants that limit WNRL’s and its restricted subsidiaries’ ability to, among other things: (i) incur, assume or guarantee additional indebtedness or issue preferred units, (ii) create liens to secure indebtedness, (iii) pay distributions on equity securities, repurchase equity securities or redeem subordinated indebtedness, (iv) make investments, (v) effect distributions, loans or other asset transfers from WNRL’s restricted subsidiaries, (vi) consolidate with or merge with or into, or sell substantially all of WNRL’s properties to, another person, (vii) sell or otherwise dispose of assets, including equity interests in subsidiaries and (viii) enter into transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The indenture would permit or require the principal, premium, if any, and interest on all the then outstanding WNRL senior notes to be due and payable immediately in the event of default. During the six months ended June 30, 2017, WNRL received proceeds from the sale of a portion of its lubricants business. Covenants under the WNRL senior notes required that the cash resulting from the sale of an asset be restricted for either reinvestment into WNRL or used to pay down the WNRL senior notes.

WNRL Revolving Credit Facility

On September 15, 2016, WNRL entered into a Commitment Increase and First Amendment to Credit Agreement to the WNRL credit facility to bring the total commitment to $500 million. The WNRL credit facility matures on October 16, 2018. WNRL’s creditors under the WNRL credit facility have no recourse to Andeavor’s assets. Borrowings under the WNRL credit facility bear interest at either a base rate plus an applicable margin ranging from 0.75% to 1.75%, or at LIBOR plus an applicable margin ranging from 1.75% to 2.75%. The applicable margin will vary based on WNRL’s Consolidated Total Leverage Ratio, as defined in the WNRL credit facility. WNRL incurred financing costs associated with the amendment of $1.2 million.

As of June 30, 2017, the availability under the WNRL credit facility was $479 million. This availability is net of $20 million in direct borrowings and $1 million in outstanding letters of credit. The interest rate for the borrowings under the WNRL credit facility was 3.26% as of June 30, 2017. The effective rate of interest, including contractual interest and amortization of loan fees, on the WNRL credit facility was 3.49% as of June 30, 2017.

ALLP Revolving Credit Facility

The ALLP credit facility provides for total loan capacity of $600 million as of June 30, 2017. Borrowings are available under the ALLP credit facility up to the total loan availability of the facility. The ALLP credit facility is non-recourse to Andeavor, except for ALLP General Partner, and is guaranteed by all of ALLP’s consolidated subsidiaries with the exception of certain non-wholly owned subsidiaries acquired in the Rockies Natural Gas Business acquisition and secured by substantially all of ALLP’s assets. As of June 30, 2017, there was $50 million in borrowings outstanding under the ALLP credit facility, which had unused credit availability of $550 million, or 92% the borrowing capacity. The weighted average interest rate for borrowings under the ALLP credit facility was 3.31% at June 30, 2017. ALLP is allowed to request the loan availability for the ALLP credit facility be increased up to $1.1 billion, subject to receiving increased commitments from lenders. In contemplation of the Merger, ALLP intends to pursue expanding the availability of the ALLP credit facility to fund the repayment of the WNRL senior notes and amounts borrowed on the WNRL credit facility.

Pro Forma Financing

As of June 30, 2017, WNRL had $320 million of indebtedness outstanding, excluding $6 million of unamortized debt issuance costs. ALLP plans to repay this amount with funds drawn on the ALLP credit facility in connection with the Merger. As such, adjustments to debt and interest expense have been included in these unaudited pro forma financial statements. These adjustments consist of an incremental adjustment of $41 million as outlined in the following table:

Pro Forma Adjustment to Long-Term Debt	June 30, 2017
(in millions)
Existing WNRL debt obligations refinanced:
Revolving Credit Facility due 2018	$(20)
7.25% Senior Unsecured Notes due 2023	(300)
Less: Unamortized debt issuance costs	6

Total debt obligations refinanced	(314)
Recognition of the basis adjustment by Andeavor	(26)
Write-off of the fair market value adjustment recognized by Andeavor	26
Interest due on debt obligations refinanced	8
Add: Additional borrowings under the ALLP credit facility to pay the early redemption premium on WNRL senior notes	27
Add: Additional borrowings under the ALLP credit facility to refinance the WNRL debt obligations	320

Increase to Long-term Debt as of June 30, 2017	$41

Additionally, the following table outlines the adjustments made to interest expense for the year ended December 31, 2016, and six months ended June 30, 2017:

Pro Forma Adjustment to Interest Expense	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(in millions)
Interest expense for existing debt obligations refinanced:
WNRL obligations	$(12)	$(24)
Reverse related amortization of loan fees and discount	(1)	(2)
Interest expense for incremental borrowings:
Interest expense on incremental revolver borrowings(a)	6	8

Decrease to Interest Expense	$(7)	$(18)

(a)	As of August 15, 2017, the cost for ALLP to borrow on the ALLP credit facility was 3.48% based on the 1-month LIBOR rate as of August 15, 2017 plus 225 basis points. A 0.125% change in interest rate for the assumed borrowing under the ALLP credit facility would impact interest expense by less than $1 million.

NOTE 3—IDR/GP TRANSACTION

At June 30, 2017, ALLP General Partner held a 2% general partner interest in ALLP’s operations as well as the ALLP IDRs, in accordance with the Current ALLP Partnership Agreement.

In connection with entering into the Merger Agreement, ALLP General Partner and ALLP entered into the Sponsor Equity Restructuring Agreement in which the economic interest of the 2% general partner interest and the ALLP IDRs will be exchanged in the IDR/GP Transaction for 78,000,000 ALLP Common Units at the closing of the Merger. ALLP General Partner will remain the general partner, but the general partner units would no longer participate in the proportionate share of distributed operating surplus and all ALLP IDRs would be cancelled in accordance with the Sponsor Equity Restructuring Agreement.

NOTE 4—PRO FORMA ADJUSTMENTS

Statements of Operations

The unaudited pro forma statements of operations reflect the following adjustments:

(a)	To adjust depreciation and amortization expense for incremental depreciation and amortization and the change in useful lives resulting from the recognition of Andeavor’s basis for WNRL’s property, plant and equipment and intangibles assets as outlined in Note 1;

(b)	To reverse the gain on asset disposal recorded by WNRL in the successor period ended June 1, 2017. The sales price of the asset matched Andeavor’s basis recognized as of June 1, 2017, therefore no gain is recorded on the sale;

(c)	To reclassify WNRL’s pipeline imbalance gains from revenues to operating expenses in conformity with ALLP’s financial statement presentation;

(d)	To remove WNRL’s turnaround expenses and to amortize deferred turnaround expenses. ALLP applies the deferral method of accounting for planned major maintenance activities. As a result, a pro forma adjustment in the unaudited pro forma statements of operations has been made to defer amounts expensed by WNRL with corresponding amortization associated amounts in major maintenance activities;

(e)	To adjust interest expense based on the extinguishment of the WNRL senior notes and the WNRL credit facility using borrowings under the ALLP credit facility as outlined in Note 2;

(f)	To remove the ALLP General Partner’s interest in net earnings to reflect the conversion of the general partner interests in ALLP into a non-economic general partner interest pursuant to the Sponsor Equity Restructuring Agreement;

(g)	To reclassify WNRL’s expenses associated with right-of-way assets to operating expenses in conformity with ALLP’s financial statement presentation;

(h)	With the subordination period with respect to WNRL’s subordinated units ending on March 2, 2017, resulting in the conversion of 22,811,000 subordinated units into a corresponding number of WNRL Common Units on a one-for-one basis on such date, adjusting to remove the effects of WNRL’s subordinated units in the earnings per unit calculation and the weighted average units outstanding; and

(i)	To adjust the weighted average number of common units outstanding based on the Exchange Ratio, as described in Note 1, as of the Record Date, as follows:

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(in millions)
Basic:
Elimination of WNRL historical weighted average limited partner units	$(53.4)	$(30.0)
Estimate incremental ALLP Common Units issued per Sponsor Equity Restructuring Agreement	78.0	78.0
Estimated incremental ALLP Common Units issued upon Merger	30.0	30.0

Weighted average limited partner unit adjustment, net	54.6	78.0

Diluted:
Elimination of WNRL historical weighted average limited partner units	(53.4)	(30.0)
Estimate incremental ALLP Common Units issued per Sponsor Equity Restructuring Agreement	78.0	78.0
Estimated incremental ALLP Common Units issued upon Merger	30.0	30.0
Dilutive effect of issuance of ALLP phantom unit awards in exchange for outstanding WNRL phantom unit awards as discussed in Note 1	0.1	0.1

Weighted average limited partner unit adjustment, net	$54.7	$78.1

In connection with the Merger, 3,634,473 WNRL Common Units owned by Southwest will be cancelled and Southwest will not receive any ALLP Common Units with respect to such cancelled units (although Southwest will receive the Special Limited Partner Interest, as further described in the ALLP Partnership Agreement). The effect of this cancellation is included in the estimated incremental ALLP Common Units issued upon Merger in the above table.

Combined Balance Sheet

The unaudited pro forma balance sheet reflects the following adjustments:

(aa)	The table below reflects the adjustments to push down Andeavor’s basis in WNRL:

	WNRL Historical Book Balance	Push Down of Step Up Basis	Combined Basis
	(in millions)
Property, plant and equipment, net	$410	$879	$1,289
Acquired intangibles, net	6	624	630
Goodwill	—	243	243
Debt	(314)	(32)	(346)
Limited partner	(91)	(1,714)	(1,805)

(bb)	To recognize the release of restricted cash due to the repayment of the WNRL senior notes;

(cc)	To reclassify WNRL’s right of way assets from acquired intangibles to property, plant and equipment to conform to ALLP’s financial statement presentation;

(dd)	To reclassify amounts accrued for interest by WNRL from other current liabilities to accrued interest and financing costs to conform to ALLP’s financial statement presentation;

(ee)	To reflect the increase in the ALLP credit facility upon repayment of the outstanding accrued interest related to the WNRL senior notes and WNRL credit facility;

(ff)	To reflect ALLP’s repayment of the WNRL senior notes and the WNRL credit facility with borrowings under the ALLP credit facility;

(gg)	To reflect the write-off of the fair value on the WNRL senior notes based on their payoff;

(hh)	To record the early redemption penalty premium incurred pursuant to the repayment of the WNRL senior notes; and

(ii)	To recognize the equity impacts as illustrated in the table below:

Notes	ALLP Limited Partner	ALLP General Partner	WNRL Limited Partner	WNRL General Partner
	(in millions)
Book balance as of June 30, 2017	$1,848	$(61)	$91	$(11)
To recognize Andeavor’s basis in WNRL from (aa) above	—	—	1,714	—
To recognize the GP Merger	—	(11)	—	11
To recognize the exchange of WNRL limited partner units for ALLP limited partner units	1,805	—	(1,805)	—
To remove the value of the ALLP General Partner pursuant to the Sponsor Equity Restructuring Agreement	(72)	72	—	—
To reflect the write-off of fair value per (gg) above	26	—	—	—
To record the early redemption premium per (hh) above	(27)	—	—	—

Pro forma equity balance as of June 30, 2017	$3,580	$—	$—	$—

COMPARISON OF UNITHOLDERS’ RIGHTS

The rights of WNRL unitholders are currently governed by the WNRL Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”). The rights of ALLP’s unitholders are currently governed by the Current ALLP Partnership Agreement and the DRULPA. In conjunction with the closing of the Merger, ALLP General Partner will enter into the ALLP Partnership Agreement, which, together with the DRULPA, will govern the rights of WNRL unitholders receiving ALLP units in the Merger and the current ALLP unitholders following the consummation of the Merger. Unless the context otherwise requires, the description of the rights of ALLP unitholders appearing in this section describe the rights provided for in the ALLP Partnership Agreement.

There are many differences between the rights of WNRL unitholders and the rights of ALLP unitholders following the Merger. The following description summarizes the material differences that may affect the rights of WNRL unitholders and ALLP unitholders following the Merger but does not purport to be a complete statement of all of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. WNRL unitholders should read carefully the relevant provisions of the ALLP Partnership Agreement, a form of which is attached to this consent statement/prospectus as Annex C. This summary is qualified in its entirety by reference to the DRULPA, the WNRL Partnership Agreement, the Current ALLP Partnership Agreement and the ALLP Partnership Agreement. Capitalized terms used herein and not otherwise defined herein are used as defined in the applicable partnership agreement. Copies of the other documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

WNRL Unitholders	ALLP Unitholders
PURPOSE AND TERM OF EXISTENCE

WNRL’s stated purpose is to engage directly or indirectly in any business activity that is approved by its general partner and lawfully can be conducted by a limited partnership under the DRULPA, and to do anything necessary or appropriate to the foregoing, including making capital contributions or loans to its subsidiaries. WNRL’s general partner, however, may not cause WNRL to engage in any business activity that it determines would be reasonably likely to cause WNRL to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

WNRL’s partnership term will continue until WNRL is dissolved pursuant to the terms of its partnership agreement. WNRL’s existence as a separate legal entity will continue until cancellation of its Certificate of Limited Partnership pursuant to the DRULPA.

ALLP’s stated purpose is to engage directly or indirectly in any business activity that is approved by its general partner and to lawfully exercise all rights and powers conferred upon ALLP pursuant to any agreement relating to such business activity and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to its subsidiaries. ALLP’s general partner, however, may not cause ALLP to engage in any business activity that it determines would cause ALLP to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

ALLP’s partnership term will continue until ALLP is dissolved pursuant to the terms of its partnership agreement. ALLP’s existence as a separate legal entity will continue until cancellation of its Certificate of Limited Partnership pursuant to the DRULPA.

OUTSTANDING UNITS AND PARTNERSHIP INTERESTS
As of September 14, 2017, WNRL had (a) approximately 61,023,278 WNRL Common Units outstanding, (b) 80,000 WNRL TexNew Mex Units outstanding and	As of September 14, 2017, ALLP had approximately 108,075,130 ALLP Common Units outstanding, 2,202,880 general partner units outstanding,

WNRL Unitholders	ALLP Unitholders

(c) incentive distribution rights outstanding (the terms of which are described under “—Incentive Distribution Rights”).

The TexNew Mex Units are not convertible into WNRL Common Units and do not have any other redemption or conversion rights.

representing a 2.0% general partner interest, and incentive distribution rights outstanding. However, in connection with the Merger, the IDR/GP Transaction and the entry into the ALLP Partnership Agreement, the general partner units will be converted into a non-economic general partner interest and the incentive distribution rights will be cancelled as described under “The Merger—Sponsor Equity Restructuring Agreement and Second Amended and Restated ALLP Partnership Agreement.”

In connection with the closing of the Merger, ALLP will issue 80,000 ALLP TexNew Mex Units to Southwest, and such ALLP TexNew Mex Units will have the same powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the WNRL TexNew Mex Units have immediately prior to closing.

ISSUANCE OF ADDITIONAL SECURITIES

The WNRL Partnership Agreement authorizes WNRL to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by the general partner, without the approval of any limited partners.

It is possible that WNRL will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any common units it issues will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in WNRL’s net assets.

The ALLP Partnership Agreement authorizes ALLP to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by the general partner, without the approval of any limited partners.

It is possible that ALLP will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any common units it issues will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in ALLP’s net assets.

DISTRIBUTIONS OF AVAILABLE CASH

Within 60 days following the end of each quarter, WNRL will distribute all of its available cash to its unitholders of record as of the applicable record date.

Available cash is defined in the WNRL Partnership Agreement and generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the end of such quarter and, if

Within 45 days following the end of each quarter, ALLP will distribute all of its available cash to its unitholders of record as of the applicable record date.

Available cash is defined in the ALLP Partnership Agreement and generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the end of such quarter and, if the general partner determines, any portion of

WNRL Unitholders	ALLP Unitholders

the general partner determines, any portion of additional cash on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made after the quarter ends:

•    Less the amount of any cash reserves established by the general partner to:

•    provide for the proper conduct of WNRL’s business (including reserves for future capital expenditures and for WNRL’s anticipated future credit needs);

•    comply with applicable law or any debt instruments or other agreements or obligations; or

•    provide funds for distributions to unitholders in respect of any one or more of the next four quarters;

provided that the general partner may not establish cash reserves for distributions in respect of any one or more of the next quarters if such reserves would prevent WNRL from being able to distribute the minimum quarterly distribution on all common units, plus any common unit arrearage on all common units, with respect to such quarter. Common unit arrearage is defined in the WNRL Partnership Agreement and generally means an arrearage in payment of the minimum quarterly distribution on the common units.

additional cash on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made after the quarter ends:

•    Less the amount of any cash reserves established by the general partner to:

•    provide for the proper conduct of ALLP’s business (including reserves for future capital expenditures and for ALLP’s anticipated future credit needs);

•    comply with applicable law or any debt instruments or other agreements or obligations; or

•    provide funds for distributions to holders of the ALLP TexNew Mex Units and common units in respect of any one or more of the next four quarters.

DISTRIBUTIONS ON TEXNEW MEX UNITS

Prior to any distributions of available cash to holders of common units, available cash with respect to any quarter will first be distributed to the holders of the WNRL TexNew Mex Units, pro rata, as of the record date, in an amount equal to eighty percent (80%) of the excess, if any, of (1) the TexNew Mex Shared Segment Distributable Cash Flow with respect to the applicable quarter over (2) the TexNew Mex Base Amount with respect to such quarter, less any amounts reserved with the consent of holders of a majority of the WNRL TexNew Mex Units in accordance with the WNRL Partnership Agreement to fund Expansion Capital Expenditures or Investment Capital Expenditures with respect to the TexNew Mex Shared Segment.

Prior to any distributions of available cash to holders of common units, available cash with respect to any quarter will first be distributed to the holders of the ALLP TexNew Mex Units, pro rata, as of the record date, in an amount equal to eighty percent (80%) of the excess, if any, of (1) the TexNew Mex Shared Segment Distributable Cash Flow with respect to the applicable quarter over (2) the TexNew Mex Base Amount with respect to such quarter, less any amounts reserved with the consent of holders of a majority of the ALLP TexNew Mex Units in accordance with the ALLP Partnership Agreement to fund Expansion Capital Expenditures or Investment Capital Expenditures with respect to the TexNew Mex Shared Segment.

WNRL Unitholders	ALLP Unitholders
OPERATING SURPLUS AND CAPITAL SURPLUS

Cash distributions are characterized as distributions from either operating surplus or capital surplus. WNRL distributes available cash from operating surplus differently than available cash from capital surplus.

Operating surplus is defined in the WNRL Partnership Agreement and generally means, with respect to any period ending prior to liquidation, on a cumulative basis and without duplication:

•    $45 million; plus

•    all cash receipts of WNRL and its subsidiaries from the closing date of WNRL’s initial public offering to the last day of such period, other than cash receipts from interim capital transactions and provided that cash receipts from the termination of hedge contracts prior to its stipulated settlement or termination date will be included in operating surplus in equal quarterly installments over what would have been the remaining scheduled life of such hedge contract had it not been terminated; plus

•    all cash receipts of WNRL and its subsidiaries resulting from working capital borrowings from the end of such period but on or before the date of determination of operating surplus for the period; plus

•    the amount of cash distributions paid in respect of construction equity (and incremental incentive distributions in respect thereof) and paid in respect of the period beginning on the date of a binding construction agreement and ending on the earlier to occur of the date that such capital improvement either commences service or is abandoned or disposed of. Construction equity is defined in the WNRL Partnership Agreement and generally means equity issued to fund all or a portion of a capital improvement, interest payments and related fees on construction debt or distributions paid in respect of such equity issued and incremental incentive distributions in respect thereof; less

•    operating expenditures for the period from the closing date of WNRL’s initial public offering to the last day of such period; less

Cash distributions will not be characterized as from operating surplus or capital surplus.

WNRL Unitholders	ALLP Unitholders

•    the amount of cash reserves established by the general partner to provide funds for future operating expenditures; less

•    all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•    any cash loss realized on disposition of an investment capital expenditure.

Operating expenditures are defined in the WNRL Partnership Agreement and generally mean all cash expenditures of WNRL and its subsidiaries, including taxes, reimbursements of expenses of the general partner and its affiliates, payments made under any hedge contracts, officer compensation, repayment of working capital borrowings, debt service payments and capital expenditures, provided that:

•    repayments of working capital borrowings deducted from operating surplus do not constitute operating expenditures when actually repaid;

•    payments (including prepayments, prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than working capital borrowings will not constitute operating expenditures;

•    operating expenditures will not include (i) cash expenditures for capital improvements, (ii) capital expenditures other than cash expenditures for capital improvements or cash expenditures made to maintain the long-term operating capacity of the assets of or the operating income of WNRL and its subsidiaries, (iii) payment of transaction expenses (including taxes) relating to interim capital transactions, (iv) distributions to partners or (v) repurchases of partnership interests, other than repurchases of partnership interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the general partner for such repurchases; and

•    (i) payments made in connection with the initial purchase of any hedge contract will be

WNRL Unitholders	ALLP Unitholders

amortized over the life of such hedge contract and (ii) payments made in connection with the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over what would have been the remaining scheduled term of such hedge contract had it not been so terminated.

All amounts of available cash distributed by WNRL on any date from any source shall be deemed to be operating surplus until the sum of all available cash distributed by WNRL to the partners equals the operating surplus from the closing date of the WNRL initial public offering through the close of the immediately preceding quarter. Any remaining amounts of available cash distributed by WNRL on such date shall, except as otherwise provided in the WNRL Partnership Agreement, be deemed to be capital surplus.

INCENTIVE DISTRIBUTIONS

Incentive distribution right is defined in the WNRL Partnership Agreement and generally means a limited partner interest having the rights and obligations specifically provided in the WNRL Partnership Agreement. Subject to the exceptions provided in the WNRL Partnership Agreement, the holder of an incentive distribution right is not entitled to vote such right on any partnership matter except as may otherwise be required by law. WNRL General Partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

If, for any quarter, WNRL has distributed available cash from operating surplus to the common unitholders in the amounts set forth in “Distributions of Available Cash from Operating Surplus” below, then WNRL will distribute any additional available cash from operating surplus for that quarter (subject to the preferential distributions, if any, on the WNRL TexNew Mex Units) among the unitholders and the general partner in the following manner:

•    First, 15% to the holders of incentive distribution rights, pro rata, and 85% to all unitholders, pro rata, until there has been distributed in respect of each unit then outstanding an amount equal to the excess of the second target distribution, which is

At the effective time of the Merger, the ALLP IDRs will be cancelled as part of the IDR/GP Transaction in exchange for the issuance to ALLP General Partner of 78,000,000 ALLP Common Units.

WNRL Unitholders	ALLP Unitholders

defined as $0.3594 per unit, over the first target distribution for that quarter;

•    Second, 25% to the holders of incentive distribution rights, pro rata, and 75% to all unitholders, pro rata, until there has been distributed in respect of each unit then outstanding an amount equal to the excess of the third target distribution, which is defined as $0.4313 per unit, over the second target distribution for that quarter; and

•    Thereafter, 50% to the holders of the incentive distribution rights, pro rata, and 50% to all unit holders, pro rata.

The minimum quarterly distribution, the first target distribution, the second target distribution and the third target distribution are subject to adjustment as described below in “Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels”.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

WNRL distributes available cash with respect to any quarter from operating surplus pursuant to the WNRL Partnership Agreement in the following manner (subject to the preferential distributions, if any, on the WNRL TexNew Mex Units):

•    First, to all unitholders, pro rata, until there has been distributed in respect of each unit then outstanding an amount equal to the minimum quarterly distribution, which is defined as $0.2875 per unit, for that quarter;

•    Second, to all unitholders, pro rata, until there has been distributed in respect of each unit then outstanding an amount equal to the excess of the first target distribution, which is defined as $0.3306 per unit, over the minimum quarterly distribution for that quarter;

Thereafter, in the manner described in “Incentive Distributions” above.

ALLP will distribute all of its Available Cash with respect to any quarter (subject to the preferential distributions, if any, on the ALLP TexNew Mex Units) to its common unitholders, pro rata, as of the applicable record date. Cash distributions will not be characterized as from operating surplus or capital surplus.
DISTRIBUTIONS OF AVAILABLE CASH FROM CAPITAL SURPLUS
WNRL will make distributions of available cash from capital surplus, if any, in the following manner: • First, 100% to the unitholders, pro rata, until the minimum quarterly distribution has been	ALLP will distribute all of its Available Cash with respect to any quarter (subject to the preferential distributions, if any, on the ALLP TexNew Mex Units) to its common unitholders, pro rata, as of the applicable record date. Cash distributions will not be

WNRL Unitholders	ALLP Unitholders

reduced to zero, with such reduction occurring in the same proportion that the minimum distribution had to the fair market value of the common units immediately prior to the announcement of the distribution, to zero;

•    Second, 100% to all unitholders holding common units, pro rata, until there has been distributed in respect of each common unit then outstanding an amount equal to the cumulative common unit arrearage. Cumulative common unit arrearage is defined in the WNRL Partnership Agreement and generally means an arrearage in payment of the minimum quarterly distribution on the common units; and

Thereafter, all available cash will be distributed as if it were operating surplus.

characterized as from operating surplus or capital surplus.
ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

In the event of a distribution of available cash deemed to be from capital surplus, WNRL will proportionately reduce the target distribution levels in the same proportion that the distribution had to the fair market value of the common units immediately prior to the announcement of such distribution.

In addition, in the event of any distribution, consolidation or subdivision of units or other partnership securities, WNRL will proportionately adjust:

•    the target distribution levels;

•    common unit arrearages; and

•    cumulative common unit arrearages.

The minimum quarterly distribution and target distribution will also be adjusted at the time of issuance of common units or other partnership interests in connection with the reset of incentive distribution rights. In connection with such reset:

•    the minimum quarterly distribution will be reset to be equal to the Reset MQD, which is defined as the cash distribution made by WNRL in respect of each common unit for the quarter immediately preceding the delivery of the written notice by the holders of incentive distribution rights to WNRL of an election to reset the incentive distribution rights;

Not applicable.

WNRL Unitholders	ALLP Unitholders

•    the first target distribution shall be reset to equal 115% of the Reset MQD;

•    the second target distribution shall be reset to equal 125% of the Reset MQD; and

•    the third target distribution shall be reset to equal 150% of the Reset MQD.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that WNRL or its subsidiaries become taxable as a corporation or otherwise subject to taxation as an entity for federal, state, or local income tax purposes, WNRL General Partner may reduce the minimum quarterly distribution and each of the target distribution levels, respectively, for each quarter by multiplying the amount thereof by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for such quarter plus the general partner’s estimate of WNRL’s aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

DISTRIBUTION OF CASH UPON LIQUIDATION

Upon dissolution of WNRL, if a liquidator is appointed, the liquidator will proceed to dispose of the assets of WNRL, discharge WNRL’s liabilities, and otherwise wind up WNRL’s affairs in the manner and time frame the liquidator deems appropriate, subject to the DRULPA and the following:

•    The assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as the liquidator and such partners may agree. The liquidator may defer the liquidation or distribution of WNRL’s assets for a reasonable time if it determines that an immediate sale would be impractical or would cause undue loss to the partners.

•    Liabilities of WNRL include amounts owed to the liquidator as compensation for serving in such capacity and amounts owed to partners otherwise than in respect of their distribution rights under the WNRL

Upon dissolution of ALLP, if a liquidator is appointed, the liquidator will proceed to dispose of the assets of ALLP, discharge ALLP’s liabilities, and otherwise wind up ALLP’s affairs in the manner and time frame the liquidator deems is appropriate, subject to the DRULPA and the following:

•    The assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as the liquidator and such partners may agree. The liquidator may defer the liquidation or distribution of ALLP’s assets for a reasonable time if it determines that an immediate sale would be impractical or would cause undue loss to the partners.

•    Liabilities of ALLP include amounts owed to the liquidator as compensation for serving in such capacity and amounts owed to partners otherwise than in respect of their distribution rights under the ALLP

WNRL Unitholders	ALLP Unitholders

Partnership Agreement. With respect to any liability that is contingent, conditional, unmatured, or is otherwise not yet due and payable, the liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

All property and cash in excess of that required to discharge liabilities as described in the bullet above will be distributed to the partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments set forth in the WNRL Partnership Agreement for the taxable period during which liquidation occurs as determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g). Such distribution shall be made by the end of such taxable period, or, if later, within 90 days after the date of liquidation.

Partnership Agreement. With respect to any liability that is contingent, conditional, unmatured, or is otherwise not yet due and payable, the liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve will be distributed as additional liquidation proceeds.

All property and all cash in excess of that required to discharge liabilities as described in the bullet above will be distributed to the partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments set forth in the ALLP Partnership Agreement for the taxable period during which liquidation occurs as determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g). Such distribution will be made by the end of such taxable period or, if later, within 90 days after the date of liquidation.

MERGER/CONSOLIDATION

Merger or consolidation of WNRL requires the prior consent of its general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in the WNRL Partnership Agreement. Subject to certain exceptions set forth in the WNRL Partnership Agreement and described below, once approved by the general partner, the merger agreement must be submitted to a vote of the limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of a majority of the outstanding common units.

The general partner may consummate any merger or consolidation without the prior approval of unitholders if: (i) the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the DRULPA of any limited partner or cause WNRL to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the merger or consolidation would not result in an amendment to the WNRL Partnership Agreement that could not otherwise be adopted solely by the general partner;

Merger or consolidation of ALLP requires the prior consent of its general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in the ALLP Partnership Agreement. Subject to certain exceptions set forth in the ALLP Partnership Agreement and described below, once approved by the general partner, the merger agreement must be submitted to a vote of the limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of a majority of the outstanding common units.

The general partner may consummate any merger or consolidation without the prior approval of unitholders if: (i) the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of limited liability of any limited partner or cause ALLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the transaction would not result in an amendment to the ALLP Partnership Agreement that could not otherwise be

WNRL Unitholders	ALLP Unitholders

(iii) WNRL is the surviving entity; (iv) each partnership interest outstanding immediately prior to the effective date of the merger or consolidation will be identical after the effective date of the merger or consolidation; and (v) the number of partnership interests to be issued does not exceed 20% of WNRL’s partnership interests (other than incentive distribution rights) outstanding immediately prior to the effective date of such merger or consolidation.

In addition, if certain conditions in the WNRL Partnership Agreement are satisfied, the general partner may convert WNRL or any of its subsidiaries into a new limited liability entity or merge WNRL or any of its subsidiaries into, or convey some or all of WNRL’s assets to, a newly formed entity if: (i) the general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of limited liability under the DRULPA of any limited partner or cause WNRL or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity; and (iii) WNRL General Partner determines that the governing instruments of the new entity provide the limited partners and the general partner with substantially the same rights and obligations as contained in the WNRL Partnership Agreement.

adopted solely by the general partner; (iii) ALLP is the surviving entity; (iv) each unit outstanding immediately prior to the transaction will be identical following the merger or consolidation; and (v) the units to be issued do not exceed 20% of ALLP’s outstanding partnership securities immediately prior to the transaction.

In addition, if certain conditions in the ALLP Partnership Agreement are satisfied, the general partner may convert ALLP or any of its subsidiaries into a new limited liability entity or merge ALLP or any of its subsidiaries into, or convey some or all of ALLP’s assets to, a newly formed entity if: (i) the general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of limited liability under the DRULPA of any limited partner or cause ALLP or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity; and (iii) ALLP General Partner determines that the governing instruments of the new entity provide the limited partners and the general partner with substantially the same rights and obligations as contained in the ALLP Partnership Agreement.

DISPOSAL OF ASSETS

WNRL General Partner may not, without the approval of a majority of WNRL’s outstanding common units, sell, exchange or otherwise dispose of all or substantially all of the assets of WNRL and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions. However, WNRL General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of WNRL and its subsidiaries without prior approval. In addition, the general partner may sell any or all of the assets of WNRL and its subsidiaries pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of WNRL’s unitholders.

ALLP General Partner generally may not, without the prior approval of a majority of ALLP’s outstanding common units, sell, exchange, or otherwise dispose of all or substantially all the assets of ALLP and its subsidiaries, taken as a whole, in a single transaction or a serious of related transactions. However, ALLP General Partner may mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the assets of ALLP and its subsidiaries without prior approval. In addition, the general partner may sell any or all of ALLP’s assets in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of ALLP’s unitholders.

WNRL Unitholders	ALLP Unitholders
TRANSFER OF GENERAL PARTNER INTEREST

The general partner may at its option transfer all or any part of its general partner interest in WNRL without approval from any other partner, so long as (a) the transferee agrees to assume the rights and duties of the general partner under the WNRL Partnership Agreement and to be bound by the provisions of the WNRL Partnership Agreement; (b) WNRL receives an opinion of counsel that such transfer would not result in the loss of limited liability under the DRULPA of any limited partner or cause WNRL to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and (c) the transferee also agrees to purchase all (or the appropriate portion thereof) of the partnership or membership interest held by the general partner or managing member of each of WNRL’s subsidiaries.

Prior to June 30, 2021, ALLP General Partner may not transfer all or any part of its general partner interest in ALLP unless such transfer: (a) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by the general partner and its affiliates); or (b) is of all, but not less than all, of its general partner interest to (I) an affiliate of the general partner (other than an individual), or (II) another person (other than an individual) in connection with the merger or consolidation of ALLP General Partner with or into such other person or the transfer by the general partner of all or substantially all of its assets to such other person.

On or after June 30, 2021, ALLP General Partner may transfer all or any of its general partner interest without unitholder approval.

Notwithstanding the foregoing, ALLP General Partner may not transfer all or any part of its general partner interest in ALLP to another person unless (a) the transferee agrees to assume the rights and duties of ALLP General Partner under the ALLP Partnership Agreement and to be bound by the provisions of the ALLP Partnership Agreement; (b) ALLP receives an opinion of counsel that such transfer would not result in the loss of limited liability under the DRULPA of any limited partner or cause ALLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and (c) the transferee also agrees to purchase all (or the appropriate portion thereof) of the partnership or membership interest of the general partner or managing member of each of ALLP’s subsidiaries.

WITHDRAWAL OF GENERAL PARTNER

WNRL General Partner has agreed not to withdraw voluntarily as the general partner prior to September 30, 2023 without first providing 90 days’ advance notice and obtaining the approval of a majority of WNRL’s outstanding common units, excluding those held by the general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss

ALLP General Partner has agreed not to withdraw voluntarily as the general partner prior to June 30, 2021 without first providing 90 days’ advance notice and obtaining the approval of a majority of ALLP’s outstanding common units, excluding those held by the general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited

WNRL Unitholders	ALLP Unitholders

of the limited liability under the DRULPA of any of WNRL’s limited partners or subsidiaries or cause WNRL or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. However, the general partner may withdraw without unitholder approval upon 90 days’ notice to WNRL limited partners if at least 50% of WNRL’s outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates.

Any time after September 30, 2023, WNRL General Partner may withdraw as general partner without first obtaining approval of any unit holder by giving 90 days’ advance written notice to the unitholders.

Upon the voluntary withdrawal of WNRL General Partner, the holders of a majority of WNRL’s outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, WNRL will be dissolved, wound up, and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of WNRL’s outstanding units agree to continue WNRL’s business and to appoint a successor general partner.

liability under the DRULPA of any of ALLP’s limited partners or subsidiaries or cause ALLP or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. However, the general partner may withdraw without unitholder approval upon 90 days’ notice to ALLP limited partners if at least 50% of ALLP’s outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates.

Any time after June 30, 2021, ALLP General Partner may withdraw as general partner without first obtaining approval of any unit holder by giving 90 days’ advance written notice to the unitholders.

Upon the voluntary withdrawal of ALLP General Partner, the holders of a majority of ALLP’s outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, ALLP will be dissolved, wound up, and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of ALLP’s outstanding units agree to continue ALLP’s business and to appoint a successor general partner.

REMOVAL OF GENERAL PARTNER

WNRL General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of WNRL’s outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and WNRL receives an opinion of counsel regarding limited liability and tax matters. In addition, any removal of the general partner is also subject to the approval of a successor general partner by a vote of the holders of a majority of WNRL’s outstanding common units, including units held by the general partner and its affiliates.

ALLP General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of ALLP’s outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and ALLP receives an opinion of counsel regarding limited liability and tax matters. In addition, any removal of the general partner is also subject to the approval of a successor general partner by a vote of the holders of a majority of ALLP’s outstanding common units, including units held by the general partner and its affiliates.

While the ALLP Partnership Agreement limits the ability of the general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity.

WNRL Unitholders	ALLP Unitholders
LIMITED CALL RIGHTS

If at any time WNRL General Partner and its affiliates hold more than 80% of the total limited partner interests of any class then outstanding, the general partner will have the right, which it may assign and transfer in whole or in part to its affiliates or to WNRL, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by unaffiliated persons. The purchase price in the event of a purchase under these provisions would be the greater of: (1) the current market price of the limited partner interests of the class as of the date three days before the date the notice is mailed to the limited partners as provided in the WNRL Partnership Agreement; and (2) the highest price paid by the general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase units. The current market price is defined in the WNRL Partnership Agreement and generally means, in respect of any class of limited partner interests, as of the date of determination, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date.

If at any time ALLP General Partner and its affiliates hold more than 75% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to its affiliates or to ALLP, to purchase all, but not less than all, of then outstanding limited partner interests held by unaffiliated persons. The purchase price in the event of a purchase under these provisions would be the greater of: (1) the current market price of the limited partner interests of the class as of the date three days before the date the notice is mailed to the limited partners as provided in the ALLP Partnership Agreement; and (2) the highest price paid by the general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase units. The current market price is defined in the ALLP Partnership Agreement and generally means, in respect of any class of limited partner interests, as of any date, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date.
PREEMPTIVE RIGHTS

WNRL General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership interests from WNRL whenever, and on the same terms that, WNRL issues partnership interests to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates equal to that which existed immediately prior to the issuance of such partnership interests. Except as provided in the WNRL Partnership Agreement, no person has any preemptive, preferential or other similar right with respect to the issuance of any partnership interest, whether unissued, held in treasury or created later in time.

No person has any preemptive, preferential or other similar right with respect to the issuance of any partnership security.
AMENDMENT OF PARTNERSHIP AGREEMENT
Amendments to the WNRL Partnership Agreement may be proposed only by the general partner. However, the general partner will have no duty or	Amendments to the ALLP Partnership Agreement may be proposed only by the general partner. However, the general partner will have no duty or

WNRL Unitholders	ALLP Unitholders

obligation to propose or approve any amendment and may decline to do so in its sole discretion and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by the WNRL Partnership Agreement, the partnership agreement or limited liability company agreement of any of WNRL’s subsidiaries, any other agreement contemplated by the WNRL Partnership Agreement or under the DRULPA or any other law, rule or regulation or at equity.

In some circumstances, more particularly described in the WNRL Partnership Agreement, the general partner may make amendments to the WNRL Partnership Agreement without the approval of the limited partners or assignees to reflect:

•    a change in the name of WNRL, the location of its principal place of business, its registered agent or its registered office;

•    the admission, substitution, withdrawal or removal of partners;

•    a change that the general partner determines to be necessary or appropriate to qualify or continue WNRL’s qualification as a limited partnership or partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither WNRL nor its subsidiaries will be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

•    a change that the general partner determines does not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•    a change that the general partner determines to be necessary or appropriate to: (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the trading of WNRL’s units or to comply with any rule, regulation, guideline, or requirement of any national securities exchange on which obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to ALLP or its limited partners, including any duty to act in good faith or in the best interests of ALLP or its limited partners.

In some circumstances, more particularly described in the ALLP Partnership Agreement, the general partner may make amendments to the ALLP Partnership Agreement without the approval of the limited partners or assignees to reflect:

•    a change in the name of ALLP, the location of its principal place of business, its registered agent or its registered office;

•    the admission, substitution, withdrawal or removal of partners;

•    a change that the general partner determines to be necessary or appropriate to qualify or continue ALLP’s qualification as a limited partnership or partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither ALLP nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•    a change that the general partner determines does not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•    a change that the general partner determines to be necessary or appropriate to: (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the trading of ALLP’s units or to comply with any rule, regulation, guideline, or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading;

•    a change that the general partner determines to be necessary or appropriate

WNRL Unitholders	ALLP Unitholders

the limited partner interests are or will be listed for trading;

•    a change that the general partner determines to be necessary or appropriate in connection with splits or combinations of partnership securities;

•    a change that the general partner determines is required to effect the intent of the provisions of the registration statement filed by WNRL in connection with its initial public offering, partnership agreement or otherwise contemplated by the partnership agreement;

•    a change in WNRL’s fiscal year or taxable year and any changes that the general partner determines are necessary or appropriate as a result of a change in WNRL’s fiscal year or taxable year;

•    an amendment that is necessary, in the opinion of counsel, to prevent WNRL, or its general partner or its directors, officers, trustees, or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•    an amendment that the general partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of partnership interests and derivative instruments;

•    any amendment expressly permitted by the WNRL Partnership Agreement to be made by the general partner acting alone;

•    an amendment effected, necessitated, or contemplated by a merger agreement approved in accordance with the WNRL Partnership Agreement;

•    an amendment that WNRL General Partner determines to be necessary or appropriate to reflect and account for the formation by WNRL of, or an investment by WNRL in,

in connection with splits or combinations of partnership securities;

•    a change that the general partner determines is required to effect the intent of the provisions of the registration statement filed by ALLP in connection with its initial public offering, partnership agreement or otherwise contemplated by the partnership agreement;

•    a change in ALLP’s fiscal year or taxable year and any changes that the general partner determines are necessary or appropriate as a result of a change in ALLP’s fiscal year or taxable year;

•    an amendment that is necessary, in the opinion of counsel, to prevent ALLP, or its general partner or its directors, officers, trustees, or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•    an amendment that the general partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of partnership securities;

•    any amendment expressly permitted by the ALLP Partnership Agreement to be made by the general partner acting alone;

•    an amendment effected, necessitated, or contemplated by a merger agreement approved in accordance with the ALLP Partnership Agreement;

•    an amendment that ALLP General Partner determines to be necessary or appropriate to reflect and account for the formation by ALLP of, or an investment by ALLP in, any corporation, partnership, joint venture, limited liability company, or other entity in connection with the conduct by ALLP of

WNRL Unitholders	ALLP Unitholders

any corporation, partnership, joint venture, limited liability company, or other entity in connection with the conduct by WNRL of activities permitted by the WNRL Partnership Agreement;

•    a merger, conveyance or conversion to effect a change in WNRL’s legal form; or

•    any other amendments substantially similar to the foregoing.

Proposed amendments (other than those described above) must be approved by the general partner and the holders of at least a majority of the outstanding common units, unless a greater or different percentage is required under the WNRL Partnership Agreement or by Delaware law.

No provision of the WNRL Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by the general partner) or requiring a vote or approval of partners holding a specified percentage interest required to take any action may be amended, altered, changed, repealed or rescinded to reduce or increase such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased or the affirmative vote of partners whose aggregate percentage interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

No amendment to the WNRL Partnership Agreement may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of the class of partnership interests so affected or enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates, without its consent, which may be given or withheld at its option.

Unless the WNRL Partnership Agreement otherwise provides, any amendment that would have a material adverse effect on the rights or preferences of any class of WNRL partnership interests in relation to other classes of WNRL partnership interests must be activities permitted by the ALLP Partnership Agreement;

•    a merger, conveyance or conversion to effect a change in ALLP’s legal form; or

•    any other amendments substantially similar to the foregoing.

Proposed amendments (other than those described above) must be approved by the general partner and the holders of at least a majority of the outstanding common units, unless a greater or different percentage is required under the ALLP Partnership Agreement or by Delaware law.

No provision of the ALLP Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by the general partner) required to take any action may be amended, altered, changed, repealed or rescinded to reduce or increase such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced, or in the case of an increase in the percentage required to remove the general partner, not less than 90% of the outstanding units or, in the case of an increase in the percentage required to call a special meeting, not less than a majority of the outstanding units.

No amendment to the ALLP Partnership Agreement may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of the type or class of limited partner interests so affected or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates, without the consent of the general partner, which may be given or withheld at its option.

Unless the ALLP Partnership Agreement otherwise provides, any amendment that would have a material adverse effect on the rights or preferences of any class of ALLP partnership interests in relation to other classes of ALLP partnership interests must be approved by the holders of not less than a majority of

WNRL Unitholders	ALLP Unitholders

approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

No amendment to the partnership agreement (other than those that may be made by the general partner without the approval of WNRL’s limited partners or as otherwise provided for in the WNRL Partnership Agreement) will become effective without the approval of the holders of at least 90% of the percentage interests of all limited partners voting together as a single class unless WNRL obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

the outstanding partnership interests of the class affected.

No amendment to the ALLP Partnership Agreement (other than those that may be made by the general partner without the approval of ALLP’s limited partners or as otherwise provided for in the ALLP Partnership Agreement) will become effective without the approval of the holders of at least 90% of the outstanding units voting together as a single class unless ALLP obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

DISSOLUTION OF THE PARTNERSHIP

WNRL will be dissolved, and its affairs wound up, upon the occurrence of any of the following:

•    the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner (other than by reason of transfer in accordance with the WNRL Partnership Agreement or withdrawal or removal following approval and admission of a successor);

•    an election by the general partner to dissolve the partnership that is approved by the holder of at least a majority of the outstanding common units;

•    the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the DRULPA; or

•    at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the DRULPA.

Upon dissolution pursuant to the first bullet above, the holders of units representing a majority of the outstanding common units may also elect, within specific time limitations, to continue the business on the same terms and conditions described in the partnership agreement by appointing and approving a successor general partner, subject to WNRL’s receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner and none of the partnership, nor any of

ALLP will be dissolved, and its affairs wound up, upon the occurrence of any of the following:

•    the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner (other than by reason of transfer in accordance with the ALLP Partnership Agreement or withdrawal or removal following approval and admission of a successor);

•    an election by the general partner to dissolve the partnership that is approved by the holders of at least a majority of the outstanding common units;

•    the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the DRULPA; or

•    at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the DRULPA.

Upon dissolution pursuant to the first bullet above, the holders of units representing a majority of the outstanding common units may also elect, within specific time limitations, to continue the business on the same terms and conditions described in the partnership agreement by appointing and approving a successor general partner, subject to ALLP’s receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any

WNRL Unitholders	ALLP Unitholders
its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of such right to continue.	limited partner and none of the partnership, nor any of its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of such right to continue.
LIQUIDATION

If WNRL dissolves in accordance with its partnership agreement, unless it is reconstituted and continued as a new limited partnership, WNRL will sell or otherwise dispose of its assets in a process called liquidation. WNRL General Partner will select one or more persons to act as liquidator, who will receive the amount of compensation for its services that was approved by at least a majority of the outstanding common units voting as a single class. The liquidator authorized to wind up WNRL’s affairs will, acting with all the powers of the general partner that are necessary or appropriate, liquidate WNRL’s assets and apply the proceeds as described above in “Distributions of Cash Upon Liquidation.”

If ALLP dissolves in accordance with the ALLP Partnership Agreement, unless it is reconstituted and continued as a new limited partnership, ALLP will sell or otherwise dispose of its assets in a process called liquidation. ALLP General Partner will select one or more persons to serve as liquidator, who will receive the amount of compensation for its services that was approved by at least a majority of the outstanding common units. The liquidator authorized to wind up ALLP’s affairs will, acting with all the powers of the general partner that are necessary or appropriate, liquidate ALLP’s assets and apply the proceeds as described above in “Distributions of Cash Upon Liquidation.”
MANAGEMENT

WNRL General Partner conducts, directs, and manages all activities of the partnership. Except as expressly provided in the WNRL Partnership Agreement, all management powers over the business and affairs of WNRL are exclusively vested in the general partner, and no limited partner has any management power over the business and affairs of WNRL. WNRL General Partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct WNRL’s business.

ALLP General Partner conducts, directs, and manages all activities of the partnership. Except as expressly provided in the ALLP Partnership Agreement, all management powers over the business and affairs of ALLP are exclusively vested in the general partner, and no limited partner has any management power over the business and affairs of ALLP. ALLP General Partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct ALLP’s business.
CHANGE OF MANAGEMENT PROVISIONS

The WNRL Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management. Generally, if any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of the partnership interests of any class, none of the partnership interests owned by such person or group shall be entitled to vote on any matter. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its

The ALLP Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management. Generally, if any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any outstanding units of any class, the units owned by such person or group cannot be voted on any matter. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates (other than ALLP)

WNRL Unitholders	ALLP Unitholders

affiliates (other than WNRL) and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner. The WNRL Partnership Agreement limits the ability of unitholders to call meetings or to acquire information about WNRL’s operations, in addition to other provisions limiting the unitholders’ ability to influence the manner or direction of management.

and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner. The ALLP Partnership Agreement limits the ability of unitholders to call meetings or to acquire information about ALLP’s operations, in addition to other provisions limiting the unitholders’ ability to influence the manner or direction of management.
MEETINGS, VOTING

Special meetings of WNRL’s limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed, in accordance with the procedures set forth in the WNRL Partnership Agreement. The general partner must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which limited partners must submit approvals) and any such meeting may not be held less than 10 days or more than 60 days after the mailing of notice of the meeting. Unitholders may vote either in person or by proxy at meetings. The holders of a majority, by percentage interest, of partnership interests of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any such action by the partners requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. If authorized by the general partner, any action that is required or permitted to be taken at a meeting of the limited partners may be taken either at a meeting of the limited partners or without a meeting if consent in writing describing the action so taken are signed by holders of the minimum percentage, by percentage interest, of partnership interests of the class or classes for which a meeting has been called that would be necessary to authorize or take that action at a meeting.

Special meetings of ALLP’s limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed, in accordance with the procedures set forth in the ALLP Partnership Agreement. The general partner must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which limited partners must submit approvals) and any such meeting may not be held less than 10 days or more than 60 days after the mailing of notice of the meeting. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any such action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. If authorized by the general partner, any action that is required or permitted to be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing describing the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding units that would be necessary to authorize or take that action at a meeting.
TRANSFER OF UNITS; STATUS AS A LIMITED PARTNER OR ASSIGNEE

By acceptance of the transfer of limited partner interests or the issuance of limited partner interests in a merger or consolidation in accordance with the WNRL Partnership Agreement, each transferee of or

By acceptance of the transfer of limited partner interests or the issuance of limited partner interests in a merger or consolidation in accordance with the ALLP Partnership Agreement, each transferee of or

WNRL Unitholders	ALLP Unitholders

other person acquiring common units (including any nominee holder acting for the account of another person) will be admitted as a limited partner with respect to the limited partner interests transferred or issued when such transfer, issuance or admission is reflected in WNRL’s books and records and such person becomes the record holder of the common units so transferred. In addition, each transferee or other person acquiring such limited partner interests: (1) represents that the transferee has the capacity, power, and authority to enter into the WNRL Partnership Agreement; (2) agrees to be bound by the terms and conditions of the WNRL Partnership Agreement; and (3) gives the consents, waivers, and approvals contained in the WNRL Partnership Agreement.

The transfer of WNRL’s limited partner interests will not be recognized until the certificates evidencing those limited partner interests are surrendered for registration of transfer and one or more new certificates evidencing the same aggregate number and type of limited partner interests is executed and delivered.

Any transfer of a limited partner interest will not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction, credit, or any similar item or to any other rights to which the transferor was entitled to until the transferee becomes a limited partner.

other person acquiring common units (including any nominee holder acting for the account of another person) will be admitted as a limited partner with respect to the limited partner interests transferred or issued when such transfer, issuance or admission is reflected in ALLP’s books and records and such person becomes the record holder of the common units so transferred. In addition, each transferee or other person acquiring such limited partner interests: (1) represents that the transferee has the capacity, power, and authority to enter into the ALLP Partnership Agreement; (2) agrees to be bound by the terms and conditions of the ALLP Partnership Agreement; and (3) gives the consents, waivers, and approvals contained in the ALLP Partnership Agreement.

The transfer of ALLP’s limited partner interests will not be recognized until the certificates evidencing those limited partner interests are surrendered for registration of transfer and one or more new certificates evidencing the same aggregate number and type of limited partner interests is executed and delivered.

Any transfer of a limited partner interest will not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction, credit, or any similar item or to any other rights to which the transferor was entitled to until the transferee becomes a limited partner.

CONFLICTS OF INTEREST

When a potential conflict of interest arises between WNRL’s general partner or any of its affiliates, on the one hand, and WNRL, its subsidiaries or any partner, on the other, the general partner may in its sole discretion submit any resolution, course of action with respect to or causing such conflict of interest or transaction:

•    for approval by a majority of the members of the conflicts committee of the general partner’s board of directors; or

•    for approval by the vote of a majority of the common units (excluding common units owned by the general partners and its affiliates).

When a potential conflict of interest arises between ALLP’s general partner or any of its affiliates, on the one hand, and ALLP, its subsidiaries or any partner, on the other, any resolution or course of action by the general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all the partners and will not breach the partnership agreement or any duty in law or equity, if such resolution or course of action is:

•    approved by a majority of the members of the conflicts committee of the general partner’s board of directors acting in good faith;

•    approved by the vote of a majority of outstanding common units (excluding units

WNRL Unitholders	ALLP Unitholders

If any resolution, course of action or transaction receives the approval described above, then such resolution, course of action or transaction will:

•    be conclusively deemed to be approved by WNRL, all the partners, each person who acquires an interest in a partnership interest and each other person who is bound by the WNRL agreement;

•    be and be deemed to be duly authorized, legal and binding and to be fair to WNRL, all the partners, each person who acquires an interest in a partnership interest and each other person who is bound by the WNRL agreement;

•    not constitute a breach of the WNRL Partnership Agreement, any limited partnership or limited liability company agreement of any of WNRL’s subsidiaries, or of any agreement contemplated by the WNRL Partnership Agreement; and

•    not constitute a breach of any fiduciary or other duty or obligation existing at law, in equity or otherwise or obligation of any type whatsoever.

owned by the general partner and its affiliates);

•    on terms no less favorable to ALLP than those generally being provided to or available from unrelated third parties; or

•    fair and reasonable to ALLP, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to ALLP).

The general partner will not be required in connection with its resolution of a conflict of interest to seek special approval of the conflicts committee of the board of directors or unitholder approval and may adopt a resolution or course of action that has not received such approval. If special approval is sought, or if neither special approval nor unitholder approval is sought and the general partner’s board of directors determines that the resolution or course of action satisfies the third or fourth bullet points above, then it will be presumed that the conflicts committee or the board, as applicable, acted in good faith. The ALLP Partnership Agreement also entitles the general partner to take or decline to take any action in its individual capacity, as opposed to in its capacity as the general partner of ALLP, free of any fiduciary duty or obligation whatsoever to ALLP or any limited partner and with no requirement to act in good faith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF WNRL

To WNRL’s knowledge, the following tables set forth certain information regarding the beneficial ownership of WNRL Common Units as of the close of business on September 14, 2017 (except as noted in the footnotes below) and with respect to: each person known by WNRL, based on public filings, to beneficially own 5% or more of the outstanding shares of WNRL Common Units; each member of the WNRL GP Board; each named executive officer of WNRL General Partner for 2016; and the current members of the WNRL GP Board and WNRL General Partner’s current executive officers as a group.

WNRL has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, WNRL believes, based on the information furnished to WNRL, that the persons and entities named in the table below have sole voting and investment power with respect to all of the WNRL Common Units that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 61,023,278 WNRL Common Units outstanding as of, and additional WNRL Common Units that would be issued upon vesting of equity awards held by directors or executive officers within 60 days of, September 14, 2017.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 19100 Ridgewood Parkway, San Antonio, TX 78259.

Name of Beneficial Owner	Total WNRL Common Units Beneficially Owned	Percent of Class
Gregory J. Goff	—	—
Steven M. Sterin	—	—
Stephan E. Tompsett	—	—
Matthew L. Yoder	21,102	*
Andrew L. Atterbury(1)	32,996	*
Keith M. Casey	—	—
David Kinder(1)	27,223	*
Michael Linn(1)	34,423	*
Jeff A. Stevens(2)	447,417	*
Karen B. Davis(2)	—	—
Mark J. Smith(2)	53,922	*
Lowry Barfield(2)	20,745	*
Gary R. Dalke(2)	20,216	*
All Directors and Executive Officers as a Group (11 persons)(3)	94,642	*

*	Less than 1%.
(1)	For each of Messrs. Atterbury, Kinder and Linn, includes 3,171 WNRL Phantom Units that are scheduled to vest within 60 days of August 18, 2017.
(2)	Messrs. Stevens, Smith, Barfield and Dalke and Ms. Davis were each named executive officers of WNRL for 2016 and are no longer employed by WNRL General Partner. Numbers reported here are based on the amounts beneficially owned as of June 1, 2017 for Messrs. Stevens, Smith and Barfield, June 23, 2017 for Mr. Dalke and July 14, 2017 for Ms. Davis.
(3)	Includes all current directors and current executive officers and excludes the named executive officers that are no longer employed by WNRL General Partner and Mr. Yoder, who is no longer an executive officer of WNRL General Partner.

Security Ownership of Other Beneficial Owners

Name of Beneficial Owner	Total WNRL Common Units Beneficially Owned	Percent of Class
Andeavor(1)	32,018,847	52.5%
Harvest Fund Advisors LLC(2)	4,140,988	6.8%

(1)	As of September 14, 2017, Andeavor indirectly owned 32,018,847 WNRL Common Units through its wholly owned subsidiaries (i) Southwest, which is the record holder of 31,390,623 WNRL Common Units and (ii) SPP, which is the record holder of 628,224 WNRL Common Units. Therefore, Andeavor may be deemed to share voting and dispositive power with Southwest with respect to the 31,390,623 WNRL Common Units owned by Southwest and with SPP with respect to the 628,224 WNRL Common Units owned by SPP. The address of Andeavor is 19100 Ridgewood Pkwy, San Antonio, TX 78259.
(2)	According to a Schedule 13G filed with the SEC on February 10, 2017, Harvest Fund Advisors LLC owned the sole voting and dispositive power over 4,140,988 WNRL Common Units. Its address is 100 W. Lancaster Avenue, Suite 200, Wayne, PA 19087.

NO DISSENTERS’ RIGHTS

Holders of WNRL Common Units are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law or the WNRL Partnership Agreement in connection with the Merger.

Under Delaware law, ALLP unitholders are not entitled to dissenters’ rights or appraisal rights in connection with the issuance of ALLP Common Units as contemplated by the Merger Agreement under Delaware law or the WNRL Partnership Agreement.

LEGAL MATTERS

The validity of the ALLP Common Units to be issued in connection with the Merger and being offered hereby will be passed upon for ALLP by Latham & Watkins LLP. Certain U.S. federal income tax consequences of the Merger will be passed upon for ALLP by Latham & Watkins LLP. Certain U.S. federal income tax consequences of the Merger will be passed upon for WNRL by Vinson & Elkins L.L.P.

EXPERTS

ALLP

The consolidated financial statements of ALLP as of December 31, 2016 and 2015, and for each of the three years ended December 31, 2016, appearing in ALLP’s Current Report (Form 8-K), dated August 21, 2017, and the effectiveness of ALLP’s internal control over financial reporting as of December 31, 2016, appearing in ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WNRL

The consolidated financial statements, incorporated in this consent statement/prospectus by reference from WNRL’s Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of WNRL and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the St. Paul Park Logistics Transaction, which represented a transfer of assets between entities under common control resulting in the consolidated financial statements being retrospectively adjusted to present results as if the related assets had been owned historically and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Both ALLP and WNRL file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either ALLP or WNRL files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, ALLP and WNRL file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from ALLP at http://www.andeavorlogistics.com under the “Investors” link and then under the heading “Financials” or from WNRL by accessing WNRL’s website at http://www.wnrl.com under the “Investors” link, and then under the heading “Financial Information.”

ALLP has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows ALLP and WNRL to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by ALLP:

•	Annual Report on Form 10-K for the year ended December 31, 2016 (filed with the SEC on February 21, 2017);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (filed with the SEC on May 9, 2017);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (filed with the SEC on August 9, 2017);

•	Current Reports on Form 8-K filed with the SEC on January 6, 2017, February 22, 2017, February 24, 2017 (excluding Item 7.01), April 26, 2017, May 19, 2017, June 1, 2017, August 1, 2017, August 14, 2017, August 21, 2017 and August 22, 2017; and

•	The description of ALLP Common Units contained in the registration statement on Form 8-A, filed on April 15, 2011, and any other amendments or reports filed for the purpose of updating that description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by WNRL:

•

Annual Report on Form 10-K for the year ended December 31, 2016 (filed with the SEC on March 1, 2017), which has not been updated for the retrospective adoption of Accounting Standards Update 2016-09, “Improvements to Employee Share-Based Payment Accounting.” WNRL adopted this accounting standards update on January 1, 2017. The presentation of WNRL’s Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 would have been retrospectively adjusted to include payments of $0.5 million each year for tax withholdings for stock-based compensation in net cash used in financing activities that was previously reported in net cash provided by operating activities as a change in accounts payable and accrued liabilities. There were no payments during the year ended December 31, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (filed with the SEC on May 5, 2017);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (filed with the SEC on August 9, 2017);

•	Current Reports on Form 8-K filed with the SEC on January 31, 2017, April 28, 2017, June 5, 2017, June 22, 2017 and August 14, 2017; and

•	The description of WNRL Common Units contained in the registration statement on Form 8-A, filed October 7, 2013, and any other amendments or reports filed for the purpose of updating that description.

In addition, ALLP and WNRL are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by ALLP on August 22, 2017, and prior to the effectiveness of the registration statement of which this consent statement/prospectus forms a part and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this consent statement/prospectus and prior to the date on which the Merger is consummated, provided, however, that ALLP and WNRL are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

You may request copies of this consent statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning ALLP or WNRL, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For ALLP:	For WNRL:
Andeavor Logistics LP 19100 Ridgewood Parkway, San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@andeavor.com	Western Refining Logistics, LP 19100 Ridgewood Parkway, San Antonio, TX 78259 Attention: Investor Relations 1-800-837-6768 irelations@andeavor.com

To obtain timely delivery of these documents prior to the conclusion of the consent process, holders of WNRL Common Units must request the information no later than [●], 2017.

You should rely only on the information contained or incorporated by reference in this consent statement/prospectus. None of ALLP, WNRL or any of their affiliates has authorized anyone to provide you with information different from that contained or incorporated by reference in this consent statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. The information contained in this consent statement/prospectus and the documents incorporated by reference is accurate only as of its respective dates, regardless of the time of delivery of this consent statement/prospectus. ALLP and WNRL’s business, financial condition, results of operations and prospects may have changed since those dates.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ANDEAVOR LOGISTICS LP,

TESORO LOGISTICS GP, LLC,

WESTERN REFINING LOGISTICS, LP,

WESTERN REFINING LOGISTICS GP, LLC

WNRL MERGER SUB LLC

and

WNRL GP MERGER SUB LLC

Dated as of August 13, 2017

A-i

A-ii

Exhibit A	TMLP Restructuring Agreement
Exhibit B	Form of TMLP Partnership Agreement Amendment
Exhibit C	Support Agreement
Exhibit D	Surviving WMLP Partnership Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 13, 2017, is entered into by and among Western Refining Logistics, LP, a Delaware limited partnership (“WMLP”), Western Refining Logistics GP, LLC, a Delaware limited liability company (“WMLP GP”, and, together with WMLP, the “WMLP Parties”), Andeavor Logistics LP, a Delaware limited partnership (“TMLP”), Tesoro Logistics GP, LLC, a Delaware limited liability company (“TMLP GP”, and, together with TMLP, the “TMLP Parties”), WNRL Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of TMLP (“LP Merger Sub”), and WNRL GP Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of TMLP (“GP Merger Sub” and, together with the TMLP Parties, the WMLP Parties and LP Merger Sub, the “parties”).

RECITALS

WHEREAS, TMLP and WMLP, and TMLP GP and WMLP GP, desire to combine their businesses on the terms and conditions set forth in this Agreement;

WHEREAS, the conflicts committee (the “WMLP Conflicts Committee”) of the board of directors of WMLP GP (the “WMLP Board”) has unanimously (i) determined that this Agreement and the business combination provided for herein, pursuant to which LP Merger Sub will, upon the terms and subject to the conditions set forth herein, merge with and into WMLP (the “Merger”), with WMLP as the surviving entity, are in, or not opposed to, the best interest of WMLP and the holders (other than Andeavor (as defined below), the TMLP Parties, WMLP GP and their respective Affiliates) of WMLP’s common units representing limited partnership interests in WMLP (each such unit, a “WMLP Common Unit”), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of WMLP Common Units approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the holders of WMLP Common Units by written consent for their adoption;

WHEREAS, pursuant to Section 5.2(a) of the WMLP GP LLC Agreement (as defined herein), the WMLP Board has delivered an irrevocable written consent to the entry by WMLP GP into this Agreement, and the performance of its obligations hereunder;

WHEREAS, pursuant to Section 5.6(b) of the WMLP GP LLC Agreement, Western Refining Southwest, Inc., an Arizona corporation (“WRSW”), as the sole member of WMLP GP, has delivered an irrevocable written consent, in its capacity as the sole member of WMLP GP, to the entry by WMLP GP and WMLP into this Agreement, and the performance of their respective obligations hereunder, and the transactions contemplated by this Agreement, including the Merger and the GP Merger (the “WMLP GP Member Consent”);

WHEREAS, the Board of Directors of WRSW, on behalf of WRSW in its capacity as the holder of TexNew Mex Units (as defined herein), has delivered an irrevocable unanimous written consent to the transactions contemplated in this Agreement and the Support Agreement (as defined herein), including the conversion of each TexNew Mex Unit into a TMLP TexNew Mex Unit (as defined herein);

WHEREAS, the conflicts committee (the “TMLP Conflicts Committee”) of the board of directors of TMLP GP (the “TMLP Board”) has, acting in good faith, unanimously (i) determined that the Merger is in the best interest of TMLP and its Subsidiaries treated as a single consolidated group and fair and reasonable to, and in the best interest of TMLP and the holders (other than Andeavor and its affiliates) of TMLP’s common units representing limited partnership interests in TMLP (each such unit, a “TMLP Common Unit”), (ii) approved and declared advisable the Merger and the consummation of the transactions contemplated hereby, and

(iii) recommended that the TMLP Board approve the Merger, the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger;

WHEREAS, the TMLP Board, upon the recommendation of the TMLP Conflicts Committee, has (i) determined that this Agreement, the Merger and the other transaction documents contemplated by the Merger Agreement are fair to, and in the best interests of, TMLP and its partners, TMLP GP and its members and each of the Merger Subs and (ii) approved and declared advisable this Agreement, the other Transaction Documents (as defined below) to which TMLP and TMLP GP are a party and the transactions contemplated hereby, including the Merger and the GP Merger;

WHEREAS, (i) Andeavor, Tesoro Refining & Marketing Company LLC and Tesoro Alaska Company LLC, as all of the members of TMLP GP, have delivered an irrevocable written consent, in their capacity as the members of TMLP GP, to the entry by TMLP GP into this Agreement and the Sponsor Equity Restructuring Agreement in the form attached as Exhibit A hereto (the “TMLP Restructuring Agreement”) and the other Transaction Documents, and the performance of its obligations hereunder and thereunder, including with respect to the delivery of an amendment and restatement of the TMLP Partnership Agreement in the form attached as Exhibit B hereto (the “TMLP Partnership Agreement Amendment”) at the Effective Time, and (ii) Andeavor has agreed to cause TMLP GP to execute and deliver the TMLP Partnership Agreement Amendment, at the Effective Time, providing for, among other things, (A) the cancellation of the TMLP Incentive Distribution Rights (as defined below) and (B) conversion of the TMLP GP Interest (as defined below) owned by TMLP GP into a non-economic general partner interest in TMLP (which such cancellation of the TMLP Incentive Distribution Rights and conversion of the TMLP GP Interest have been approved by the TMLP Board upon the recommendation of the TMLP Conflicts Committee);

WHEREAS, TMLP has executed and delivered, (i) in accordance with Section 18-302 of the DLLCA and in its capacity as sole member of LP Merger Sub, a written consent adopting the plan of merger contained in this Agreement (the “LP Merger Sub Member Consent”), and (ii) in accordance with Section 18-302 of the DLLCA and in its capacity as sole member of GP Merger Sub, a written consent adopting the plan of merger contained in this Agreement (the “GP Merger Sub Member Consent”);

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of WMLP Common Units shall receive TMLP Common Units as more particularly set forth in this Agreement;

WHEREAS, each WMLP Party, each TMLP Party, LP Merger Sub and GP Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the parties’ willingness to enter into this Agreement, St. Paul Park Refining Co. LLC (“SPP”), as record and beneficial owner of 628,224 WMLP Common Units representing 1.03% of the issued and outstanding WMLP Common Units, and WRSW, as record and beneficial owner of 31,390,623 WMLP Common Units representing 51.46% of the issued and outstanding WMLP Common Units, are entering into a support agreement, attached as Exhibit C to this Agreement, with TMLP and WMLP (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, each of SPP and WRSW has agreed to vote (or cause the vote of, as applicable) the WMLP Common Units it beneficially owns (directly or indirectly) in favor of the adoption of the Merger, this Agreement and the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the parties’ willingness to enter into this Agreement, Andeavor, TMLP and TMLP GP are entering into the TMLP Restructuring Agreement, pursuant to which and subject to the terms and conditions thereof, among other things, (A) the TMLP Incentive Distribution Rights will be cancelled and (B) the TMLP GP Interest owned by TMLP GP will be converted into a non-economic general partner interest in TMLP upon the Closing (as defined herein).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1. Certain Definitions. As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” has the meaning set forth in Rule 405 promulgated under the Securities Act, unless otherwise expressly stated herein; provided, however, that for purposes of this Agreement, the WMLP Parties and their respective Subsidiaries shall not be considered Affiliates of the TMLP Parties or any of the TMLP Parties’ other Affiliates, nor shall the TMLP Parties or any of their respective Affiliates be considered Affiliates of the WMLP Parties or any of their Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Andeavor” means Andeavor, a Delaware corporation.

“Andeavor Parties” means Andeavor and its Subsidiaries, other than the TMLP Parties, the WMLP Parties and their respective Subsidiaries.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Unit” has the meaning set forth in Section 3.1(c).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York or the Department of State of the State of Delaware is required or authorized by Law to close.

“Certificate” has the meaning set forth in Section 3.1(c).

“Certificate of Merger” has the meaning set forth in Section 2.4(a).

“Certificate of GP Merger” has the meaning set forth in Section 2.4(b).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent Statement/Prospectus” has the meaning set forth in Section 5.20.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

“Controlled Group Liability” has the meaning set forth in Section 5.8(d).

“Converted TMLP Phantom Unit” has the meaning set forth in Section 3.2(a).

“D&O Insurance” has the meaning set forth in Section 7.12(c).

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“DTC” has the meaning set forth in Section 4.2(a).

“Effective Time” has the meaning set forth in Section 2.4(a).

“Eligible Units” has the meaning set forth in Section 3.1(a).

“Environment” means any surface water, groundwater, land surface, subsurface strata, river sediment, natural resources, air (including indoor air and ambient air) and soil.

“Environmental Law” means any Law relating to: (a) the protection, preservation or remediation of health, safety or the Environment, (b) the generation, handling, use, treatment, storage, presence, transportation, disposal, release or threatened release of any Hazardous Substance or (c) noise, odor, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 4.1.

“Exchange Fund” has the meaning set forth in Section 4.1.

“Exchange Ratio” has the meaning set forth in Section 3.1(a).

“GAAP” means generally accepted accounting principles in the United States.

“Governing Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a limited partnership, its certificate of limited partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents and (d) with respect to any other Person that is not an individual, its comparable organizational documents.

“Governmental Entity” means any domestic, foreign, tribal or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity of any nature.

“GP Merger” has the meaning set forth in Section 2.2.

“GP Merger Effective Time” has the meaning set forth in Section 2.4(b).

“GP Merger Sub” has the meaning set forth in the Preamble.

“GP Merger Sub Member Consent” has the meaning set forth in the Recitals.

“Hazardous Substance” means any waste, substance, or material, whether solid, liquid, gaseous, or any combination of the foregoing, that is: (a) listed, classified, defined or regulated as a “hazardous material,” “hazardous waste,” “hazardous substance,” “toxic substance,” “contaminant,” or “pollutant,” or words of similar import, or otherwise regulated or classified as hazardous or toxic pursuant to any applicable Environmental Law; or (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of the TMLP Parties and their wholly owned Subsidiaries or between or among the WMLP Parties and their wholly owned Subsidiaries); (f) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (h) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Indemnified Person” has the meaning set forth in Section 7.12(a).

“Insurance Policies” has the meaning set forth in Section 5.15.

“Intellectual Property Rights” means, anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) all other intellectual property or proprietary rights.

“Intended Tax Treatment” has the meaning set forth in Section 7.11(c).

“Knowledge” or any similar phrase means (a) with respect to the WMLP Parties, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.1 of the WMLP Disclosure Letter, and (b) with respect to the TMLP Parties, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.1 of the TMLP Disclosure Letter.

“Law” means any applicable federal, state, local, foreign, tribal, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Letter of Transmittal” has the meaning set forth in Section 4.2(a).

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LP Merger Sub” has the meaning set forth in the Preamble.

“LP Merger Sub Member Consent” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Subs” means, collectively, the LP Merger Sub and the GP Merger Sub.

“NYSE” means the New York Stock Exchange.

“Order” means any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

“parties” has the meaning set forth in the Preamble.

“Permitted Liens” means all: (a) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the WMLP Parties or their Subsidiaries or the TMLP Parties and their Subsidiaries, as applicable, subject thereto; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the WMLP Parties and their Subsidiaries or the TMLP Parties and their Subsidiaries, as applicable, taken as a whole; (d) Liens for Taxes that are not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established; and (e) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the TMLP Parties and their Subsidiaries or the WMLP Parties and their Subsidiaries, as applicable.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Prior Transaction” has the meaning set forth in Section 5.8(g).

“Registration Statement” has the meaning set forth in Section 5.20.

“Representatives” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Requisite WMLP Vote” has the meaning set forth in Section 5.3(a).

“Rights” means, with respect to any Person, preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate such Person to issue or to sell any units representing limited partner interests or other securities of such Person or any securities or obligations convertible or exchangeable into or exercisable for, or giving any other Person a right to subscribe for or acquire, any securities of such Person.

“Rights-of-Way” has the meaning set forth in Section 5.17(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Special Limited Partner Interest” has the meaning set forth in the TMLP Partnership Agreement Amendment.

“SPP” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Surviving GP Entity” has the meaning set forth in Section 2.2.

“Surviving WMLP Partnership Agreement” has the meaning set forth in Section 2.5(a).

“Tax” and “Taxes” means any and all U.S. federal, state, local, foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Termination Date” has the meaning set forth in Section 9.2(a).

“TexNew Mex Unit” means the “TexNew Mex Units”, as such term is defined in the WMLP Partnership Agreement.

“TexNew Mex Unit Consideration” has the meaning set forth in Section 3.1(b).

“TMLP” has the meaning set forth in the Preamble.

“TMLP Balance Sheet Date” means December 31, 2016.

“TMLP Board” has the meaning set forth in the Recitals.

“TMLP Common Unit” has the meaning set forth in the Recitals.

“TMLP Conflicts Committee” has the meaning set forth in the Recitals.

“TMLP Disclosure Letter” has the meaning set forth in Article VI.

“TMLP Employee Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to by the TMLP Parties or any of their Subsidiaries; provided, however, that no plan or agreement sponsored or maintained by Andeavor or any of its Affiliates other than the TMLP Parties shall constitute a TMLP Employee Benefit Plan. TMLP Employee Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“TMLP GP” has the meaning set forth in the Preamble.

“TMLP GP Interest” means the “General Partner Interest”, as such term is defined in the TMLP Partnership Agreement.

“TMLP GP LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of TMLP GP, dated as of July 1, 2014, as amended by Amendment No. 1, dated as of September 30, 2014, Amendment No. 2, dated as of November 12, 2015, Amendment No. 3, dated as of July 1, 2016, Amendment No. 4, dated as of September 16, 2016, and Amendment No. 5, dated as of November 21, 2016.

“TMLP GP Unit” means a “General Partner Unit”, as such term is defined in the TMLP Partnership Agreement.

“TMLP Incentive Distribution Right” means an “Incentive Distribution Right”, as such term is defined in the TMLP Partnership Agreement.

“TMLP Long-Term Incentive Plan” means the TMLP 2011 Long-Term Incentive Plan, as amended and restated on October 4, 2016.

“TMLP Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of TMLP and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a TMLP Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) any changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c) (i) the (A) announcement, or (B) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (B) shall not apply to any representation or warranty contained in Article VI if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger or the GP Merger; or (ii) any litigation brought by or on behalf of any current or former holder of TMLP Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach relating to this Agreement, the TMLP Partnership Agreement, the Merger or the GP Merger; (d) changes in Law or in GAAP after the date of this Agreement; (e) any failure in and of itself to meet any internal or publicly available projections, forecasts, estimates or predictions for any period ending on or after the date of this Agreement and prior to the Closing (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a TMLP Material Adverse Effect); (f) any decline in the market price, trading volume or credit rating of any of TMLP’s securities (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such change has resulted in or contributed to a TMLP Material Adverse Effect); (g) (i) any action taken (or omitted to be taken) at the written request of WMLP or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which WMLP declined to consent; and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads; provided further that, any change, effect, event or occurrence referred to in clauses (a), (b), (d) and (h) shall be taken into account for purposes of determining whether a TMLP Material Adverse Effect has occurred to the extent, and only to the extent, that such change, effect, event or occurrence (i) primarily relates only to (or has the effect of primarily relating only to) TMLP and its Subsidiaries or (ii) disproportionately adversely affects TMLP and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

“TMLP Material Contract” has the meaning set forth in Section 6.16(b).

“TMLP Parties” has the meaning set forth in the Preamble.

“TMLP Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of TMLP, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of December 2, 2014, and Amendment No. 2, dated as of November 21, 2016.

“TMLP Partnership Agreement Amendment” has the meaning set forth in the Recitals.

“TMLP Phantom Unit” means a “Phantom Unit” as defined in and awarded under the TMLP Long-Term Incentive Plan.

“TMLP Restructuring Agreement” has the meaning set forth in the Recitals.

“TMLP SEC Reports” has the meaning set forth in Section 6.5(a).

“TMLP TexNew Mex Unit” has the meaning set forth in Section 3.1(b).

“Transaction Documents” means, collectively, this Agreement, the Support Agreement, the TMLP Restructuring Agreement and the TMLP Partnership Agreement Amendment, including all exhibits, annexes and schedules thereto.

“Treasury Regulation” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Western” means Western Refining, Inc., a Delaware corporation.

“WMLP” has the meaning set forth in the Preamble.

“WMLP Balance Sheet Date” means December 31, 2016.

“WMLP Board” has the meaning set forth in the Recitals.

“WMLP Common Unit” has the meaning set forth in the Recitals.

“WMLP Conflicts Committee” has the meaning set forth in the Recitals.

“WMLP Conflicts Committee Financial Advisor” has the meaning set forth in Section 5.18.

“WMLP Disclosure Letter” has the meaning set forth in Article V.

“WMLP Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of WMLP, WMLP GP or any of their Subsidiaries.

“WMLP Employee Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the WMLP Parties or any of their Subsidiaries; provided, however, that no plan or agreement (i) that is sponsored, maintained or required to be contributed to by Western, Andeavor or any of their Affiliates that is not a WMLP Party and (ii) that is not also sponsored or maintained by a WMLP Party shall constitute a WMLP Employee Benefit Plan. WMLP Employee Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“WMLP GP” has the meaning set forth in the Preamble.

“WMLP GP Interest” means the “General Partner Interest”, as such term is defined in the WMLP Partnership Agreement.

“WMLP GP LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of WMLP GP, dated as of October 16, 2013.

“WMLP GP Member Consent” has the meaning set forth in the Recitals.

“WMLP Incentive Distribution Right” means an “Incentive Distribution Right”, as such term is defined in the WMLP Partnership Agreement.

“WMLP Long-Term Incentive Plan” means the WMLP 2013 Long-Term Incentive Plan.

“WMLP Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of WMLP and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a WMLP Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) any changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c) (i) the (A) announcement, or (B) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (B) shall not apply to any representation or warranty contained in Article V if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger or the GP Merger; or (ii) any litigation brought by or on behalf of any current or former holder of WMLP Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach relating to this Agreement, the WMLP Partnership Agreement, the Merger or the GP Merger; (d) changes in Law or in GAAP after the date of this Agreement; (e) any failure in and of itself to meet any internal or publicly available projections, forecasts, estimates or predictions for any period ending on or after the date of this Agreement and prior to the Closing (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a WMLP Material Adverse Effect); (f) any decline in the market price, trading volume or credit rating of any of WMLP’s securities (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such change has resulted in or contributed to a WMLP Material Adverse Effect); (g) (i) any action taken (or omitted to be taken) at the written request of TMLP or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which TMLP declined to consent; (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads; and (i) any plans or strategies that Andeavor may develop with respect to WMLP and its business, regardless of whether or not publicly announced and regardless of whether or not such plans or strategies would be contingent on the completion of the Merger or failure of the Merger to be completed, including any plans or strategies with respect to the amount or timing of any future distributions of WMLP or the likelihood or nature of any future dropdowns to WMLP; provided further that, any change, effect, event or occurrence referred to in clauses (a), (b), (d) and (h) shall be taken into account for purposes of determining whether a WMLP Material Adverse Effect has occurred to the extent, and only to the extent, that such change, effect, event or occurrence (i) primarily relates only to (or has the effect of primarily relating only to) WMLP and its Subsidiaries or (ii) disproportionately adversely affects WMLP and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

“WMLP Material Contract” has the meaning set forth in Section 5.16(b).

“WMLP Parties” has the meaning set forth in the Preamble.

“WMLP Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of WMLP, dated as of June 19, 2017.

“WMLP Phantom Unit” means a Phantom Unit as defined in and awarded pursuant to the WMLP Long-Term Incentive Plan.

“WMLP SEC Reports” has the meaning set forth in Section 5.5(a).

“Written Consent” means approval of this Agreement and the transaction contemplated hereby, including the Merger and the GP Merger, by written consent without a meeting in accordance with Section 13.11 of the WMLP Partnership Agreement of the holders of WMLP Common Units constituting a Unit Majority (as defined in the WMLP Partnership Agreement).

“WRSW” has the meaning set forth in the Recitals.

1.2. Other Terms. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3. Calculation of Time Periods. Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of the period is a non-Business Day, the period in question shall end on the next Business Day.

1.4. Additional Rules of Interpretation; Construction Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(d) the term “dollars” and the symbol “$” mean United States Dollars;

(e) references in this Agreement to a specific Article, Section, Subsection, Recital, Preamble, Schedule or Exhibit shall refer, respectively, to Articles, Sections, Subsections, Recitals, Preamble, Schedules or Exhibits of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references in this Agreement to any gender include the other gender;

(h) references in this Agreement to the “United States” or abbreviations thereof mean the United States of America and its territories and possessions;

(i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(j) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP;

(k) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, reenacted, consolidated or replaced from time to time and in the case of any such amendment, reenactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, reenacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith;

(l) except as otherwise specifically provided herein, all references in this Agreement to any Contract (including this Agreement) or other agreement, document or instrument mean such Contract or other agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addenda, exhibits and any other documents attached or incorporated by reference thereto; and

(m) the parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

The Mergers

2.1. The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Effective Time, LP Merger Sub shall be merged with and into WMLP and the separate existence of LP Merger Sub shall thereupon cease. WMLP shall be the surviving limited partnership in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and following the Merger, shall be a subsidiary of TMLP, and the separate existence of WMLP with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Section 2.5. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA.

2.2. GP Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the GP Merger Effective Time, GP Merger Sub shall be merged with and into WMLP GP (the “GP Merger”) and the separate existence of GP Merger Sub shall thereupon cease to exist. WMLP GP shall be the surviving entity in the GP Merger (sometimes hereinafter referred to as the “Surviving GP Entity”) and the separate existence of WMLP GP with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the GP Merger. The GP Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA.

2.3. Closing. Unless otherwise mutually agreed in writing by each of the parties, the closing of the Merger and the GP Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Houston, Texas, at 10:00 a.m. (Eastern Time) on the second Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

2.4. Effective Time.

(a) As soon as practicable following, and on the date of, the Closing, WMLP and TMLP will cause a Certificate of Merger effecting the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, duly executed in accordance with the relevant provisions of DRULPA and DLLCA, as applicable. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

(b) Concurrently with or as soon as practicable following the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, a Certificate of Merger effecting the GP Merger (the “Certificate of GP Merger”) shall be filed with the Secretary of State of the State of Delaware, duly executed in accordance with the relevant provisions of DLLCA. The GP Merger shall become effective at the time when the Certificate of GP Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of GP Merger (the “GP Merger Effective Time”). The parties hereto shall take all actions such that the GP Merger Effective Time shall be the same date and time as the Effective Time.

2.5. Effect of the Merger.

(a) At the Effective Time: (i) the certificate of limited partnership of WMLP as in effect immediately prior to the Effective Time shall continue as the certificate of limited partnership of the Surviving Entity; (ii) the WMLP Partnership Agreement shall be amended and restated to read in its entirety as set forth in Exhibit D hereto (the “Surviving WMLP Partnership Agreement”), and, as so amended and restated, shall continue in effect until thereafter changed or amended as provided therein or by applicable Law and in each case consistent with the obligations set forth in Section 7.12(b); (iii) TMLP shall, and shall cause WMLP GP to, execute and deliver the Surviving WMLP Partnership Agreement; (iv) each of TMLP and WMLP GP shall be bound by the Surviving WMLP Partnership Agreement upon execution and delivery thereof by TMLP and WMLP GP; (v) pursuant to the Surviving WMLP Partnership Agreement, WMLP GP shall continue as the sole general partner of WMLP with a non-economic general partner interest in WMLP; (vi) TMLP shall be admitted to WMLP as the sole limited partner of WMLP and all limited partners of WMLP immediately prior to the Merger shall simultaneously cease to be limited partners of WMLP; (vii) WMLP shall continue without dissolution; and (viii) the books and records of WMLP shall be revised to reflect the foregoing.

(b) TMLP GP consents to the admission to TMLP, as a limited partner of TMLP, of each holder of WMLP Common Units who is issued TMLP Common Units in exchange for such holder’s WMLP Common Units in accordance with Article IV upon the proper surrender of a Certificate or Book-Entry Unit. Upon such a surrender of a Certificate (or upon a waiver of the requirement to surrender a Certificate granted by TMLP GP in its sole discretion) or Book-Entry Units, the recording of the name of such Person as a limited partner of TMLP (and as the Record Holder (as such term is defined in the TMLP Partnership Agreement) of such TMLP Common Units) on the books and records of TMLP and its Transfer Agent (as such term is defined in the TMLP Partnership Agreement), and the issuance of TMLP Common Units to such person in accordance with Section 3.1, such Person shall automatically be admitted to TMLP as a limited partner of TMLP and be bound by the TMLP Partnership Agreement as such in accordance with Section 10.1 of the TMLP Partnership Agreement. By its surrender of a Certificate or Book-Entry Units, a former holder of WMLP Common Units confirms its agreement to be bound by all of the terms and conditions of the TMLP Partnership Agreement, including any power of attorney granted therein.

2.6. Effect of the GP Merger. At the GP Merger Effective Time: (a) the certificate of formation of WMLP GP as in effect immediately prior to the GP Merger Effective Time shall continue as the certificate of formation of the Surviving GP Entity; (b) all limited liability company interests of GP Merger Sub issued and outstanding immediately prior to the GP Merger Effective Time shall be converted into 100% of the limited liability company interests of the Surviving GP Entity; (c) the WMLP GP LLC Agreement as in effect immediately prior to the GP Merger Effective Time shall continue as the limited liability company agreement of the Surviving GP Entity; (d) TMLP shall be admitted as the sole member of WMLP GP and all members of WMLP GP immediately prior to the GP Merger shall simultaneously cease to be members of WMLP GP; (e) WMLP GP shall continue without dissolution; and (f) the books and records of WMLP GP shall be revised to reflect the foregoing.

ARTICLE III

Effect of the Mergers on Equity Securities

3.1. Merger Consideration; Effect of the Mergers on Equity Securities. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any of the parties, any holder of WMLP Common Units, any holder of TMLP Common Units or any other Person:

(a) Subject to Section 3.1(d), Section 4.5 and Section 4.10, each WMLP Common Unit issued and outstanding immediately prior to the Effective Time (such WMLP Common Units, the “Eligible Units”) shall be converted into the right to receive 0.5233 (the “Exchange Ratio”) validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) TMLP Common Units (such number of TMLP Common Units, the “Merger Consideration”).

(b) Each TexNew Mex Unit issued and outstanding immediately prior to the Effective Time shall be converted into a right for WRSW to receive a validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) TexNew Mex Unit representing a limited partner interest in TMLP (a “TMLP TexNew Mex Unit”), a new class of units in TMLP containing provisions substantially equivalent to the provisions set forth in Section 5.12 of the WMLP Partnership Agreement without abridgement, including the same powers, preferences, rights to distributions, rights to accumulation and compounding upon failure to pay distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the TexNew Mex Units have immediately prior to the Closing (the “TexNew Mex Unit Consideration”).

(c) All of the Eligible Units converted into the right to receive the Merger Consideration and all of the TexNew Mex Units converted into the right to receive the TexNew Mex Unit Consideration pursuant to this Article III shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Units or TexNew Mex Units (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Units or TexNew Mex Units (each, a “Book-Entry Unit”) shall thereafter represent only the right to receive the Merger Consideration or the TexNew Mex Unit Consideration, as applicable, and the right, if any, to receive pursuant to Section 4.5 cash in lieu of fractional units into which such Eligible Units have been converted pursuant to this Section 3.1(c) and any distributions pursuant to Section 4.3, in each case without interest.

(d) 3,634,473 WMLP Common Units that are owned immediately prior to the Effective Time directly or indirectly by WRSW or its Affiliates shall be cancelled without any further action by any Person (and shall not be entitled to receive the Merger Consideration). In consideration for such cancellation, and in connection with the Merger, WRSW shall receive the Special Limited Partner Interest and any capital account in WMLP associated with such cancelled WMLP Common Units.

(e) The WMLP Incentive Distribution Rights outstanding immediately prior to the Effective Time shall be cancelled without any further action by any Person. In consideration for such cancellation, and in connection with the Merger, WRSW shall receive the Special Limited Partner Interest and any capital account in WMLP associated with the WMLP Incentive Distribution Rights immediately prior to the Merger.

(f) Each limited liability company interest of LP Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into WMLP Common Units, which shall constitute in the aggregate 100% of the aggregate partnership interest (as defined in DRULPA) of all limited partners in the Surviving Entity.

(g) TMLP’s partnership interests issued and outstanding immediately prior to the Effective Time shall be unchanged and remain outstanding and each limited partner and general partner admitted to TMLP immediately prior to the Effective Time shall continue as a limited partner and general partner, as applicable.

3.2. Treatment of Phantom Units.

(a) WMLP Phantom Units. At the Effective Time, each outstanding WMLP Phantom Unit, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a phantom unit denominated in shares of WMLP Common Units and shall be converted into a phantom unit denominated in TMLP Common Units (each, a “Converted TMLP Phantom Unit”). The number of TMLP Common Units subject to each Converted TMLP Phantom Unit shall be equal to the product (rounded down to the nearest whole number) of (x) the number of WMLP Common Units subject to such WMLP Phantom Unit immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Converted TMLP Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable WMLP Phantom Unit immediately prior to the Effective Time. For the avoidance of doubt, any then-accumulated distribution equivalent amounts payable pursuant to distribution equivalent rights with respect to each WMLP Phantom Unit will carry over and be paid to the holder upon, and subject to, the vesting of the Converted TMLP Phantom Unit that corresponds to the WMLP Phantom Unit to which such distribution equivalent amounts related.

(b) WMLP Actions. At or prior to the Effective Time, WMLP and the WMLP Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the WMLP Phantom Units and to give effect to this Section 3.2. WMLP shall take all actions necessary to ensure that from and after the Effective Time, neither TMLP nor the Surviving Entity will be required to deliver WMLP Common Units or other units of WMLP to any Person pursuant to or in settlement of WMLP Phantom Units.

(c) TMLP Actions. TMLP shall take all actions that are necessary for the assumption of the WMLP Phantom Units pursuant to Section 3.2(a), including the reservation, issuance and listing of TMLP Common Units as necessary to effect the transactions contemplated by this Section 3.2.

ARTICLE IV

Delivery of Merger Consideration; Procedures for Surrender

4.1. Exchange Agent. At or prior to the Effective Time, TMLP shall deposit or cause to be deposited with an exchange agent selected by TMLP with WMLP’s prior approval (which approval shall not be unreasonably conditioned, withheld or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Units and TexNew Mex Units, (a) an aggregate number of TMLP Common Units and TMLP TexNew Mex Units, as applicable, to be issued in uncertificated form or book-entry form and (b) an aggregate amount of cash comprising approximately the aggregate amount of cash required to be paid in lieu of any fractional units of Eligible Units pursuant to Section 4.5. In addition, TMLP shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any distributions, if any, to which the holders of Eligible Units or TexNew Mex Units, as applicable, may be entitled pursuant to Section 4.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Units or TexNew Mex Units, as applicable, pursuant to the terms of this Agreement. Such TMLP Common Units and TMLP TexNew Mex Units, cash in lieu of any fractional units payable pursuant to Section 4.5 and the amount of any distributions deposited with the Exchange Agent pursuant to this Section 4.1, is referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by the TMLP Parties.

4.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within four Business Days thereafter), TMLP shall cause the Exchange Agent to mail to each holder of record of Eligible Units or TexNew Mex Units, as applicable, that are (i) Certificates or (ii) Book-Entry Units not held through The Depositary Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Units shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.7) or transfer of the Book-Entry Unit to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Units), such materials to be in such form and have such other provisions as the TMLP Parties desire with approval of the WMLP Parties (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and

(B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Units to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional units of TMLP Common Units, if any, to be issued or paid in consideration therefor and distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Units held through DTC, TMLP and WMLP shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 11:30 a.m. (New York Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Units or TexNew Mex Units, as applicable, held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, TexNew Mex Unit Consideration, as applicable, cash in lieu of fractional units of TMLP Common Units, if any, to be issued or paid in consideration therefor and distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Eligible Units or TexNew Mex Units, as applicable, that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 4.7) or that are Book-Entry Units, by book-receipt of an “agent’s message” in customary form by the Exchange Agent in connection with the transfer of Book-Entry Units, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Units held through DTC, in accordance with DTC’s customary procedures (it being understood that the holders of Book-Entry Units shall be deemed to have surrendered such units upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) and such other procedures as agreed by the WMLP Parties, the TMLP Parties, the Exchange Agent and DTC, the holder of such Certificate or Book-Entry Units shall be entitled to receive in exchange therefor (i) that number of whole units of TMLP Common Units that such holder is entitled to receive pursuant to Section 3.1 and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.8) (A) any cash in lieu of fractional units payable pursuant to Section 4.5 plus (B) any unpaid non-stock distributions and any other distributions that such holder has the right to receive pursuant to Section 4.3.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Eligible Units or TexNew Mex Units, as applicable, and any Certificate or ledger entry relating to Book-Entry Units formerly representing WMLP Common Units or TexNew Mex Units, as applicable, that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Eligible Units that is not registered in the transfer records of WMLP, the proper number of TMLP Common Units, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 4.8) to be paid upon due surrender of the Certificate and any distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Eligible Units is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable unit transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. With respect to Book-Entry Units, payment of the applicable Merger Consideration or TexNew Mex Unit Consideration, as applicable, and any cash in lieu of fractional units payable pursuant to Section 4.5 and any distributions pursuant to Section 4.3 shall only be made to the Person in whose name such Book-Entry Units are registered in the unit transfer books of WMLP.

4.3. Distributions. All TMLP Common Units and TMLP TexNew Mex Units to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a distribution is declared by TMLP in respect of the TMLP Common Units or TMLP TexNew Mex Units, the record date for which is at or after the Effective Time, that declaration shall include distributions in respect of all units issuable pursuant to this Agreement. No distributions in respect of the TMLP Common Units or TMLP TexNew Mex Units shall be paid to any holder of any unsurrendered Eligible Unit or TexNew Mex Unit, as applicable, until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.7) or Book-Entry Unit is surrendered for exchange in accordance with this Article IV. Subject to the effect of escheat, Tax or other applicable Laws, following such surrender, there shall be issued and/or paid to the holder of record of the whole TMLP Common Units issued in exchange for Eligible Units, or whole TMLP TexNew Mex Units issued in exchange for TexNew Mex Units, in accordance with this Article IV, without interest, (a) at the time of such surrender, the distributions in respect of TMLP Common Units or TMLP TexNew Mex Units, with a record date at or after the Effective Time and payment date prior to or on the date of surrender and (b) at the appropriate payment date, the distributions payable with respect to such whole TMLP Common Units or TMLP TexNew Mex Units, as applicable, with a record date at or after the Effective Time but with a payment date subsequent to surrender.

4.4. Transfers. From and after the Effective Time, there shall be no transfers on the unit transfer books of WMLP of the WMLP Common Units or TexNew Mex Units that were outstanding immediately prior to the Effective Time.

4.5. No Fractional Units. Notwithstanding any other provision of this Agreement, no fractional TMLP Common Units will be issued upon the conversion of WMLP Common Units pursuant to Section 3.1. All fractional TMLP Common Units that a holder of Eligible Units would be otherwise entitled to receive pursuant to Section 3.1 shall be aggregated and rounded to three decimal places. Any holder of Eligible Units otherwise entitled to receive a fractional units of TMLP Common Units but for this Section 4.5 shall be entitled to receive a cash payment, without interest, rounded to the nearest cent, equal to the product of (A) the aggregated amount of the fractional interest in TMLP Common Units to which such holder would, but for this Section 4.5, be entitled and (B) an amount equal to the average of the volume weighted average price per unit of TMLP Common Units on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by TMLP and WMLP) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Effective Time. No holder of Eligible Units shall be entitled by virtue of the right to receive cash in lieu of fractional units of TMLP Common Units described in this Section 4.5 to any distributions, voting rights or any other rights in respect of any fractional unit of TMLP Common Units. The payment of cash in lieu of fractional units of TMLP Common Units is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

4.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any TMLP Common Units) that remains unclaimed twelve months after the Effective Time shall be delivered to TMLP. Any holder of Eligible Units or TexNew Mex Units who has not theretofore complied with this Article IV shall thereafter look only to TMLP for delivery of the Merger Consideration or TexNew Mex Unit Consideration, as applicable, and payment of any cash and distributions in respect thereof payable and/or issuable pursuant to Section 3.1, Section 4.3 and Section 4.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, TMLP, the Exchange Agent or any other Person shall be liable to any former holder of WMLP Common Units or TexNew Mex Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate or Book-Entry Unit has not been surrendered prior to the date on which the Merger Consideration would escheat to or become the property of any Governmental Entity, any Merger Consideration and the cash, if any, to be paid in respect of such Certificate or Book-Entry Unit shall, to the extent permitted by applicable Law, immediately prior to such time become the property of TMLP, free and clear of all claims or interest of any Person previously entitled thereto.

4.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Units or TexNew Mex Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the TMLP Parties, the posting by such Person of a bond in customary amount and upon such terms as may be required by the TMLP Parties as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or TexNew Mex Units Consideration, as applicable, and any cash or unpaid distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.8. Withholding Rights. Each of TMLP, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in TMLP Common Units). To the extent that amounts are so withheld by TMLP, the Surviving Entity or the Exchange Agent, as the case may be, such withheld amounts (a) shall be timely remitted by TMLP, the Surviving Entity or the Exchange Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. If withholding is taken in TMLP Common Units, TMLP, the Surviving Entity or the Exchange Agent shall be treated as having sold such TMLP Common Units for an amount of cash equal to the fair market value of such TMLP Common Units at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Entity.

4.9. No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger, the GP Merger or the other transactions contemplated by this Agreement.

4.10. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding WMLP Common Units or securities convertible or exchangeable into or exercisable for WMLP Common Units or the issued and outstanding TMLP Common Units or securities convertible or exchangeable into or exercisable for TMLP Common Units, shall have been changed into a different number of units or securities or a different class by reason of any reclassification, unit split (including a reverse unit split), unit distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a distribution paid in units with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of WMLP Common Units and TMLP the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 4.10 shall be construed to permit TMLP or WMLP to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement. For the avoidance of any doubt, and notwithstanding anything to the contrary in this Agreement, this Section 4.10 shall not apply to, and nothing in this Agreement shall prohibit, (a) the issuance of TMLP Common Units for cash or cash equivalents or (b) the cancellation of the TMLP Incentive Distribution Rights in accordance with the TMLP Partnership Agreement Amendment.

ARTICLE V

Representations and Warranties of WMLP

Except as set forth in the forms, statements, reports and documents filed or furnished, as applicable, by WMLP to the SEC (including the exhibits and schedules thereto) on or after December 31, 2015 and prior to the date of this Agreement pursuant to the Securities Act or the Exchange Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the TMLP Parties by the WMLP Parties prior to entering into this Agreement (the “WMLP Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the WMLP Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the WMLP Parties hereby represent and warrant to the TMLP Parties and the Merger Subs that:

5.1. Organization, Good Standing and Qualification. Each of the WMLP Parties and their respective Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the WMLP Parties and their respective Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the WMLP Parties is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the WMLP Parties and their respective Subsidiaries has all requisite corporate or similar power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not have a WMLP Material Adverse Effect.

5.2. Capital Structure of WMLP.

(a) The capital structure of WMLP consists of WMLP Common Units, TexNew Mex Units, WMLP Phantom Units, WMLP Incentive Distribution Rights and the non-economic WMLP GP Interest. As of the close of business on August 10, 2017, (i) 61,023,278 WMLP Common Units were issued and outstanding, of which 32,018,847 were owned, directly or indirectly, by Andeavor, (ii) no WMLP Common Units were held in treasury, (iii) 80,000 TexNew Mex Units were issued and outstanding, (iv) 136,507 WMLP Phantom Units were issued and outstanding, (v) the WMLP Incentive Distribution Rights were issued and outstanding, (vi) the non-economic WMLP GP Interest was issued and outstanding, and (vii) no other equity interests or other voting securities of WMLP were issued, reserved for issuance or outstanding. All of such WMLP Common Units, TexNew Mex Units and the WMLP Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the WMLP Partnership Agreement, and are fully paid (to the extent required under the WMLP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WMLP Partnership Agreement), and, except as set forth in the WMLP Partnership Agreement, are not subject to any preemptive, purchase, call, first refusal, subscription or similar rights granted by or binding upon WMLP (and were not issued in violation of any preemptive, purchase, call, first refusal, subscription or similar rights). Except as set forth above in this Section 5.2(a), and for changes after the date hereof in compliance with Section 7.1(b), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in WMLP. Section 5.2(a) of the WMLP Disclosure Letter contains a correct and complete listing of all outstanding WMLP Phantom Units as of August 10, 2017, including the type of award, holder, date of grant, term, number of units and, where applicable, vesting schedule.

(b) Each of the outstanding units of capital stock or other securities of each of the Subsidiaries of WMLP is duly authorized, validly issued, fully paid (to the extent required by such Subsidiary’s organizational documents) and nonassessable (except, to the extent applicable, as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the DLLCA) and owned by WMLP or by a direct or indirect wholly-owned Subsidiary of WMLP, free and clear of all Liens.

(c) As of the date hereof, WMLP GP owns the non-economic WMLP GP Interest, and such WMLP GP Interest was duly authorized and validly issued in accordance with the WMLP Partnership Agreement and represents the entire general partner interest in WMLP. WMLP GP owns the WMLP GP Interest free and clear of any Liens.

(d) Except as set forth in this Section 5.2, other than WMLP Phantom Units granted under the WMLP Long-Term Incentive Plan, there are no outstanding Rights issued or granted by, or binding upon, any of the WMLP Parties or their Subsidiaries, and no securities or obligations evidencing such Rights are authorized, issued or outstanding. The WMLP Parties do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the unitholders of WMLP on any matter.

5.3. Corporate Authority; Approval and Fairness.

(a) The WMLP Parties have all requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform their obligations under this Agreement and to consummate the Merger, the GP Merger and the other transactions contemplated by this Agreement, subject only to adoption of this Agreement by the affirmative vote or consent of holders of a Unit Majority (as defined in the WMLP Partnership Agreement) of the partnership units in WMLP (the “Requisite WMLP Vote”). The Requisite WMLP Vote is the only vote of the holders of units of WMLP that is necessary under applicable Law, NYSE rules, and the WMLP Partnership Agreement to adopt, approve and authorize this Agreement that has not been obtained as of the date of this Agreement. This Agreement has been duly executed and delivered by the WMLP Parties and constitutes a valid and binding agreement of the WMLP Parties enforceable against the WMLP Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The WMLP Conflicts Committee has unanimously (i) determined that this Agreement and the Merger are in, or not opposed to, the best interest of WMLP and the holders of WMLP Common Units (other than Andeavor, the TMLP Parties, WMLP GP and their respective Affiliates), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of WMLP Common Units approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the holders of WMLP Common Units by written consent for their adoption. Following such approval from the WMLP Conflicts Committee, WRSW, as the sole member of WMLP GP, executed and delivered the WMLP GP Member Consent.

5.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Registration Statement; (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger, the Certificate of GP Merger and other appropriate merger documents required by DRULPA and DLLCA with the Secretary of State of the State of Delaware; and (iv) compliance with the applicable requirements of the NYSE, no notices, reports or other filings are required to be made by the WMLP Parties or their Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the WMLP Parties or their Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the WMLP Parties and the consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the WMLP Parties and their Subsidiaries following the Effective Time, except as would not have a WMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the WMLP Parties do not, and the consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Governing Documents of the WMLP Parties or the comparable Governing Documents of any of their Subsidiaries, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations or the loss of any benefits under or the creation of a Lien on any of the assets of the WMLP Parties or any of their Subsidiaries pursuant to any Contract binding upon any of the WMLP Parties or any of their Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), under any Law to which the WMLP Parties or any of their Subsidiaries is subject, except, in the case of clause (ii), as would not have a WMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

5.5. WMLP SEC Reports; Financial Statements; Internal Controls.

(a) WMLP has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it since December 31, 2015 with the SEC pursuant to the Exchange Act or the Securities Act (the forms, statements, reports and documents filed or furnished to the SEC, including any amendments thereto, the “WMLP SEC Reports”). Each of the WMLP SEC Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the WMLP SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the WMLP SEC Reports did not, and none of the WMLP SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. WMLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) WMLP maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by WMLP is recorded and reported on a timely basis to the individuals responsible for the preparation of WMLP’s filings with the SEC and other public disclosure documents.

(c) WMLP maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. WMLP has disclosed, based on its most recent evaluations prior to the date of this Agreement, to WMLP’s auditors and to the audit committee of the WMLP Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect WMLP’s ability to record, process, summarize and report financial information and has identified for WMLP’s auditors any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in WMLP’s internal control over financial reporting.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the WMLP SEC Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of WMLP SEC Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of WMLP and its consolidated Subsidiaries as of its date, and each of the consolidated statements of operations, changes in partners’ equity and cash flows included in or incorporated by reference into the WMLP SEC Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of WMLP SEC Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

5.6. No Adverse Changes.

(a) Except in connection with the execution and delivery of this Agreement, the Merger, the GP Merger or any of the other transactions contemplated by this Agreement, from the WMLP Balance Sheet Date through the date of this Agreement, the WMLP Parties and their Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such business consistent with past practice.

(b) From the WMLP Balance Sheet Date through the date of this Agreement, there has not been a WMLP Material Adverse Effect.

(c) From the WMLP Balance Sheet Date through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the WMLP Parties or any of their Subsidiaries, except as required by changes in GAAP or the Exchange Act.

5.7. Litigation and Liabilities.

(a) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the WMLP Parties, threatened in writing against the WMLP Parties or any of their Subsidiaries which to the Knowledge of the WMLP Parties would reasonably be expected to result in any claims against, or obligations or liabilities of, the WMLP Parties or any of their Subsidiaries, except for those that would not have a WMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the WMLP Parties nor any of their Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity.

(b) Except for obligations and liabilities (i) reflected or reserved against in WMLP’s consolidated balance sheets (and the notes thereto) included in the WMLP SEC Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the WMLP Balance Sheet Date and (iii) arising or incurred in connection with the Merger, the GP Merger or any other transaction contemplated by this Agreement, there are no obligations or liabilities of the WMLP Parties or any of their Subsidiaries, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except as would not have a WMLP Material Adverse Effect.

(c) This Section 5.7 shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the WMLP Parties or any of their Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger, the GP Merger or the other transactions contemplated by this Agreement.

5.8. Employee Benefits.

(a) Section 5.8(a) of the WMLP Disclosure Letter sets forth an accurate and complete list of each WMLP Employee Benefit Plan. With respect to each WMLP Employee Benefit Plan, the WMLP Parties have made available to the TMLP Parties prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the WMLP Employee Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such WMLP Employee Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any WMLP Employee Benefit Plan.

(b) Except as would not have a WMLP Material Adverse Effect, (i) each WMLP Employee Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the WMLP Parties or any of their Subsidiaries with respect to each such WMLP Employee Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (iii) there are no pending or, to the Knowledge of the WMLP Parties, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any WMLP Employee Benefit Plan or any trust related thereto, and (iv) to the Knowledge of the WMLP Parties, no compensation has been paid by any WMLP Party or any of their Subsidiaries and no amount is expected to be paid by any WMLP Party or any of their Subsidiaries, such that all or a portion of such payments would not be deductible by the payor.

(c) No WMLP Employee Benefit Plan is an ERISA Plan.

(d) No Controlled Group Liability has been incurred by WMLP or its Subsidiaries that has not been satisfied in full, and no condition exists that presents a risk to WMLP or its Subsidiaries of incurring any such liability. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code.

(e) Except as required by applicable Law, no WMLP Employee Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the WMLP Parties or any of their Subsidiaries has any obligation to provide such benefits.

(f) Except for the potential acceleration of WMLP Phantom Units pursuant to Section 5(c) of the award agreement evidencing such units, the execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement could not, either alone or in combination with another event, (i) entitle any WMLP Employee to severance pay or any material increase in severance pay under any WMLP Employee Benefit Plan, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such WMLP Employee under any WMLP Employee Benefit Plan, (iii) directly or indirectly cause the WMLP Parties to transfer or set aside any assets to fund any material benefits under any WMLP Employee Benefit Plan, (iv) otherwise give rise to any material liability under any WMLP Employee Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any WMLP Employee Benefit Plan on or following the Effective Time.

(g) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could not, either alone or in combination with another event, result in the payment under a WMLP Employee Benefit Plan of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code; provided, however, that “another event” as used in this Section 5.8(g) does not include the consummation of any of the transactions contemplated by the Agreement and Plan of Merger among Western, Tesoro Corporation, Tahoe Merger Sub 1, Inc. and Tahoe Merger Sub 2, LLC, dated as of November 16, 2016 (the “Prior Transaction”), or any event reasonably related thereto, and that “payment” as used in this Section 5.8(g) does not include any amount that would be a “parachute payment” as defined in Section 280G(b)(2) with respect to the Prior Transaction.

(h) Neither the WMLP Parties nor any of their Subsidiaries has any obligation to provide, and no WMLP Employee Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i) No WMLP Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any WMLP Employee who resides or works outside of the United States.

5.9. Labor Matters.

(a) None of the WMLP Parties nor any of their Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and to the Knowledge of the WMLP Parties, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the WMLP Parties or any of their Subsidiaries.

(b) As of the date of this Agreement, except as would not interfere in any material respect with the respective business activities of the WMLP Parties or any of their Subsidiaries or be reasonably expected to result in a material liability of the WMLP Parties and their Subsidiaries, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the WMLP Parties, threatened, (ii) there is no unfair labor practice charge against the WMLP Parties or any of their Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the WMLP Parties, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of WMLP or any of its Subsidiaries.

(c) Except as would not have a WMLP Material Adverse Effect, each of the WMLP Parties and their Subsidiaries have been in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(d) Except as would not have a WMLP Material Adverse Effect, there are no proceedings pending or, to the Knowledge of the WMLP Parties, threatened against the WMLP Parties or any of their Subsidiaries in any forum by or on behalf of any present or former employee of the WMLP Parties or any of their Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the WMLP Parties or any of their Subsidiaries in connection with the employment relationship.

(e) None of the WMLP Parties or any of their Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

5.10. Compliance with Laws; Licenses.

(a) The businesses of each of the WMLP Parties and their Subsidiaries are and have at all times since January 1, 2014 been in compliance with all Laws, except for such violations as would not have a WMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) No WMLP Party has received written notice of any investigation or review by any Governmental Entity with respect to the WMLP Parties or any of their Subsidiaries, and to the Knowledge of the WMLP Parties, no investigation or review by any Governmental Entity with respect to the WMLP Parties or any of their Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not have a WMLP Material Adverse Effect.

(c) The WMLP Parties and each of their Subsidiaries has obtained and is in compliance with all Licenses (including, for the avoidance of doubt, all Licenses required under Environmental Law) necessary to conduct their respective businesses as presently conducted, except as would not have a WMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. All such Licenses are in full force and effect, and there are no actions pending or, to the Knowledge of the WMLP Parties, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such License, except as would not have a WMLP Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement except as would not have a WMLP Material Adverse Effect.

5.11. Takeover Statutes. The action of the WMLP Conflicts Committee in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

5.12. Environmental Matters. Except for any such matter that would not have a WMLP Material Adverse Effect: (a) the WMLP Parties and their Subsidiaries are and have at all times since January 1, 2014 been in compliance with all applicable Environmental Laws; (b) no presence or release of Hazardous Substances exists or has occurred on, at, to or from any property currently or formerly owned, leased or operated by the WMLP Parties or any of their Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) for which applicable Environmental Law requires notice, further investigation or response action by the WMLP Parties or their Subsidiaries; (c) neither the WMLP Parties nor any of their Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the WMLP Parties nor any of their Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the WMLP Parties or any of their Subsidiaries are or may be in violation of or subject to liability under any Environmental Law; (e) neither the WMLP Parties nor any of their Subsidiaries is subject to any pending or, to the Knowledge of the WMLP Parties, threatened order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; and (f) to the Knowledge of the WMLP Parties, there are no other conditions or occurrences involving the WMLP Parties or any of their Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the WMLP Parties or any of their Subsidiaries pursuant to any Environmental Law.

5.13. Tax Matters. Except for any such matter that would not have, individually or in the aggregate, a WMLP Material Adverse Effect:

(a) WMLP and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid except for Taxes being contested in good faith and for which adequate accruals or reserves have been established; (iii) have withheld and paid all Taxes required to have been withheld and paid in full in all respects; (iv) have complied with all information reporting (and related withholding) and related record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) There are no Liens for Taxes (except Permitted Liens) on any of the assets of WMLP or any of its Subsidiaries.

(c) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of WMLP or any of its Subsidiaries.

(d) There is no written claim against WMLP or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to WMLP or any of its Subsidiaries.

(e) None of WMLP or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by WMLP or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(f) None of WMLP or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or foreign law) or has any liability for the Taxes of any Person (other than WMLP or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(g) Each of WMLP and any of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code.

(h) WMLP is currently (and has been since its formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(i) Each Subsidiary of WMLP, other than WNRL Finance Corp., WNRL Energy GP LLC and Western Refining Product Transport, LLC, is currently (and has been since its respective acquisition by WMLP) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(j) At least 90% of the gross income of WMLP for each taxable year since its formation through and including the current taxable year (ending on the Closing Date) has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(k) Neither WMLP nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither WMLP nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying for the Intended Tax Treatment.

5.14. Intellectual Property Rights. Except as would not have a WMLP Material Adverse Effect, each of the WMLP Parties and their Subsidiaries owns or has (whether through license or otherwise) the valid Intellectual Property Rights necessary for or used in the conduct of its business as currently conducted and as currently proposed to be conducted, and, to the Knowledge of the WMLP Parties, their products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any third party. Except as would not have a WMLP Material Adverse Effect, all Intellectual Property Rights owned by the WMLP Parties and their Subsidiaries are free and clear of any Liens (other than Permitted Liens). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to change the terms and conditions of use of the Intellectual Property Rights or cause or declare, a breach or termination of, or cancellation or reduction in rights of any of the WMLP Parties or their Subsidiaries under any contract providing for the license of any Intellectual Property Rights to any of the WMLP Parties or their Subsidiaries, except for any such terminations, cancellations or reductions that would not have a WMLP Material Adverse Effect. There is no Intellectual Property Right-related proceeding, notice or complaint pending or threatened, by any third party before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the businesses, assets or operations of any of the WMLP Parties or their Subsidiaries, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property Rights of any third party, or unfair competition or trade practices by any of the WMLP Parties or their Subsidiaries, except as would not have a WMLP Material Adverse Effect. Except as would not have a WMLP Material Adverse Effect, each of the WMLP Parties and their Subsidiaries have taken reasonable measures, consistent with industry standards, to protect the confidentiality of all material trade secrets.

5.15. Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the WMLP Parties or any of their Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the WMLP Parties and their Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies as would not have a WMLP Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, except as would not have a WMLP Material Adverse Effect.

5.16. WMLP Material Contracts.

(a) As of the date hereof, neither WMLP nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed by WMLP as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act other than this Agreement and such Contracts that have been filed or incorporated by reference in the WMLP SEC Reports prior to the date of this Agreement.

(b) Each Contract of the type described in Section 5.16(a) to which WMLP Parties or any of its Subsidiaries is a party, is referred to as a “WMLP Material Contract”. Each WMLP Material Contract is valid and binding on each WMLP Party and/or their Subsidiaries who is a party thereto and, to the Knowledge of the WMLP Parties, each other party thereto, and is in full force and effect, and neither the WMLP Parties nor any of their Subsidiaries, nor, to the Knowledge of the WMLP Parties, any other party to a WMLP Material Contract is in breach or violation of any provision of, or in default under, any WMLP Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not have a WMLP Material Adverse Effect

5.17. Real Property; Rights-of-Way.

(a) Each of the WMLP Parties and their Subsidiaries has good and marketable title to all real property owned by the WMLP Parties or their Subsidiaries, good and valid leasehold interest in each material lease, sublease and other agreement under which the WMLP Parties and their Subsidiaries uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the WMLP Parties and their Subsidiaries that is sufficient for the operation of their respective businesses as presently conducted, free and clear of any Liens (except Permitted Liens), in each case, except as would not have a WMLP Material Adverse Effect.

(b) Each of the WMLP Parties and their Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which would not have a WMLP Material Adverse Effect. Each of the WMLP Parties and their Subsidiaries have fulfilled and performed all their material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not have a WMLP Material Adverse Effect.

5.18. Opinion of Financial Advisor. The WMLP Conflicts Committee has received the opinion of Citigroup Global Markets Inc. (the “WMLP Conflicts Committee Financial Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of WMLP Common Units (other than Andeavor, the TMLP Parties, WMLP GP and their respective Affiliates).

5.19. Brokers and Finders. Except for the WMLP Conflicts Committee Financial Advisor, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the WMLP Parties or any of their Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The WMLP Parties have made available to the TMLP Parties a summary of any financial advisory fees payable by WMLP to the WMLP Conflicts Committee Financial Advisor in connection with the Merger.

5.20. Information Supplied. None of the information supplied or to be supplied by or on behalf of the WMLP Parties for inclusion or incorporation by reference in TMLP’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and the consent statement relating to the Requisite WMLP Vote to be held in connection with the Merger (which such consent statement forms part of the Registration Statement (the “Consent Statement/Prospectus”)) will not, at the date the Consent Statement/Prospectus is mailed to the unitholders of WMLP, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Registration Statement supplied by the WMLP Parties will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the WMLP Parties with respect to information or statements made or incorporated by reference in the Registration Statement based on information regarding only the TMLP Parties or their Affiliates supplied by or on behalf of the TMLP Parties or their Affiliates for inclusion or incorporation by reference therein.

5.21. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the WMLP Parties in this Article V, neither the WMLP Parties nor any other Person makes any express or implied representation or warranty with respect to the WMLP Parties or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and the WMLP Parties expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, neither the WMLP Parties nor any other Person makes or has made any representation or warranty to the TMLP Parties, Merger Subs or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the WMLP Parties, any of their Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the WMLP Parties in this Article V, written information made available to the TMLP Parties, Merger Subs or any of their Affiliates or Representatives in the course of their evaluation of the WMLP Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. None of the TMLP Parties, Merger Subs nor any of their respective Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the WMLP Parties or any of their Affiliates or Representatives, other than the written representations and warranties expressly set forth in this Article V.

ARTICLE VI

Representations and Warranties of the TMLP Parties and the Merger Subs

Except as set forth in the forms, statements, reports and documents filed or furnished (as applicable) by TMLP to the SEC (including the exhibits and schedules thereto) on or after December 31, 2015 and prior to the date of this Agreement pursuant to the Exchange Act or the Securities Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the WMLP Parties by the TMLP Parties prior to entering into this Agreement (the “TMLP Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the WMLP Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the TMLP Parties and the Merger Subs hereby represent and warrant to the WMLP Parties that:

6.1. Organization, Good Standing and Qualification. Each of the TMLP Parties and their respective Significant Subsidiaries and the Merger Subs is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where such qualification is necessary, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not have a TMLP Material Adverse Effect.

6.2. Capital Structure of TMLP; Capitalization of LP Merger Sub; Capitalization of GP Merger Sub.

(a) The capital structure of TMLP consists of TMLP Common Units, TMLP GP Units, TMLP Phantom Units and TMLP Incentive Distribution Rights. As of the close of business on August 10, 2017, (i) 108,002,273 TMLP Common Units were issued and outstanding, of which 34,055,042 were owned, directly or indirectly, by Andeavor, (ii) no TMLP Common Units were held in treasury, (iii) 237,809 TMLP Phantom Units were issued and outstanding, (iv) the TMLP Incentive Distribution Rights were issued and outstanding, (v) 2,202,880 TMLP GP Units, representing a 2% general partner interest in TMLP, were issued and outstanding and (vi) no other equity securities or other voting securities of TMLP were issued, reserved for issuance or outstanding. All of such TMLP Common Units, TMLP Phantom Units and the TMLP Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the TMLP Partnership Agreement, and except as set forth in the TMLP Partnership Agreement, are fully paid (to the extent required under the TMLP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the TMLP Partnership Agreement), and are not subject to any preemptive, purchase, call, first refusal, subscription or similar rights granted by or binding upon TMLP (and were not issued in violation of any preemptive, purchase, call, first refusal, subscription or similar rights). Except as set forth above in this Section 6.2(a), and for changes after the date hereof in compliance with Section 7.1(c), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in TMLP. At the Effective Time, there shall be no TMLP Incentive Distribution Rights outstanding.

(b) Each of the outstanding units of capital stock or other securities of each of the Significant Subsidiaries of TMLP is duly authorized, validly issued, fully paid and nonassessable and owned by TMLP or by a direct or indirect wholly owned Subsidiary of TMLP, free and clear of all Liens.

(c) As of the date hereof, the TMLP GP Units were duly authorized and validly issued in accordance with the TMLP Partnership Agreement and represents the entire general partner interest in TMLP. TMLP GP owns the TMLP GP Units free and clear of any Liens.

(d) Except as set forth in this Section 6.2, other than TMLP Phantom Units granted under the TMLP Long-Term Incentive Plan, there are no outstanding Rights issued or granted by, or binding upon, any of the TMLP Parties or their Subsidiaries, and no securities or obligations evidencing such Rights are authorized, issued or outstanding. The TMLP Parties do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the unitholders of TMLP on any matter.

(e) All of the issued and outstanding limited liability company interests in LP Merger Sub are, and at the Effective Time will be, owned by TMLP, and there are (i) no other limited liability company interests or voting securities of LP Merger Sub, (ii) no securities of LP Merger Sub convertible into or exchangeable for limited liability company interests or voting securities of LP Merger Sub and (iii) no options or other rights to acquire from LP Merger Sub, and no obligations of LP Merger Sub to issue, any limited liability company interests, voting securities or securities convertible into or exchangeable for limited liability company interests or voting securities of LP Merger Sub. LP Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger, the GP Merger and the other transactions contemplated by this Agreement.

(f) All of the issued and outstanding limited liability company interests in GP Merger Sub are, and at the GP Merger Effective Time will be, owned by TMLP, and there are (i) no other limited liability company interests or voting securities of GP Merger Sub, (ii) no securities of GP Merger Sub convertible into or exchangeable for limited liability company interests or voting securities of GP Merger Sub and (iii) no options or other rights to acquire from GP Merger Sub, and no obligations of GP Merger Sub to issue, any limited liability company interests, voting securities or securities convertible into or exchangeable for limited liability company interests or voting securities of GP Merger Sub. GP Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the GP Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger, the GP Merger and the other transactions contemplated by this Agreement.

6.3. Corporate Authority.

(a) No vote of holders of units of TMLP is necessary to approve this Agreement, the Merger, the GP Merger and the other transactions contemplated by this Agreement. Each of the TMLP Parties and the Merger Subs has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, the GP Merger and the other transactions contemplated by this Agreement. This Agreement has been, and the TMLP Partnership Agreement Amendment will be, duly executed and delivered by the applicable TMLP Parties and this Agreement constitutes, and the TMLP Partnership Agreement Amendment will constitute, a valid and binding agreement of the applicable TMLP Parties enforceable against such TMLP Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The TMLP Conflicts Committee has, acting in good faith, unanimously (i) determined that the Merger is in the best interest of TMLP and its Subsidiaries treated as a single consolidated group and fair and reasonable to, and in the best interest of TMLP and the holders (other than Andeavor and its affiliates) of TMLP Common Units, (ii) approved and declared advisable the Merger and the consummation of the transactions contemplated hereby, and (iii) recommended that the TMLP Board approve the Merger, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger. Upon the receipt of the recommendation of the TMLP Conflicts Committee, at a meeting duly called and held, the TMLP Board (i) determined that this Agreement, the Merger and the other transaction documents contemplated by the Merger Agreement are fair to, and in the best interests of, TMLP and its partners, TMLP GP and its members and each of the Merger Subs, and (ii) approved and declared advisable this Agreement, the other Transaction Documents to which TMLP and TMLP GP are a party and the transactions contemplated hereby and thereby, including the Merger. Following such approval, (A) the members of TMLP GP approved this Agreement, the other Transaction Documents to which TMLP GP is a party and the transactions contemplated hereby and thereby, including the GP Merger, by written consent, and (B) TMLP, as the sole member of each of LP Merger Sub and GP Merger Sub, executed and delivered the LP Merger Sub Member Consent and the GP Merger Sub Member Consent.

(c) Prior to the Effective Time, the TMLP Parties will have taken all necessary action to permit TMLP to issue the number of TMLP Common Units required to be issued by it pursuant to Article IV. The TMLP Common Units, when issued, will be validly issued, fully paid and nonassessable, and no unitholder of TMLP will have any preemptive right of subscription or purchase in respect thereof. The TMLP Common Units, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

6.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Registration Statement; (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger and other appropriate merger documents required by DRULPA and DLLCA with the Secretary of State of the State of Delaware; and (iv) compliance with the applicable requirements of the NYSE, no notices, reports, or other filings are required to be made by the TMLP Parties (or their Subsidiaries) or the Merger Subs with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the TMLP Parties (or their Subsidiaries) or the Merger Subs from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the TMLP Parties and the Merger Subs and the consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement, except as would not have a TMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the TMLP Parties and the Merger Subs do not, and the consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Governing Documents of the TMLP Parties or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations or the loss of any benefits under or the creation of a Lien on any of the assets of the TMLP Parties or any of their Subsidiaries pursuant to, any Contract binding upon any of the TMLP Parties or any of their Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger, the GP Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.4(a), under any Law to which the TMLP Parties or any of their Subsidiaries is subject, except, in the case of clause (ii), as would not have a TMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

6.5. TMLP SEC Reports; Financial Statements; Internal Controls.

(a) TMLP has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it since December 31, 2015 with the SEC pursuant to the Exchange Act or the Securities Act (the forms, statements, reports and documents filed or furnished to the SEC, including any amendments thereto, the “TMLP SEC Reports”). Each of the TMLP SEC Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the TMLP SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the TMLP SEC Reports did not, and none of the TMLP SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. TMLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) TMLP maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by TMLP is recorded and reported on a timely basis to the individuals responsible for the preparation of TMLP’s filings with the SEC and other public disclosure documents.

(c) TMLP maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. TMLP has disclosed, based on its most recent evaluations prior to the date of this Agreement, to TMLP’s auditors and to the audit committee of the TMLP Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect TMLP’s ability to record, process, summarize and report financial information and has identified for TMLP’s auditors any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the TMLP’s internal control over financial reporting.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the TMLP SEC Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of TMLP SEC Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of TMLP and its consolidated Subsidiaries as of its date, and each of the consolidated statements of operations, changes in partners’ equity and cash flows included in or incorporated by reference into the TMLP SEC Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of TMLP SEC Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

6.6. No Adverse Changes.

(a) From the TMLP Balance Sheet Date through the date of this Agreement, there has not been a TMLP Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement, the Merger, the GP Merger or any of the other transactions contemplated by this Agreement, from the TMLP Balance Sheet Date through the date of this Agreement, the TMLP Parties and their Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such business consistent with past practice.

(c) From the TMLP Balance Sheet Date through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the TMLP Parties or any of their Subsidiaries, except as required by changes in GAAP or the Exchange Act.

6.7. Litigation and Liabilities.

(a) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the TMLP Parties, threatened in writing against the TMLP Parties or any of their Subsidiaries which to the Knowledge of the TMLP Parties would reasonably be expected to result in any claims against, or obligations or liabilities of, the TMLP Parties or any of their Subsidiaries, except for those that would not have a TMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) Except for obligations and liabilities (i) reflected or reserved against in TMLP’s consolidated balance sheets (and the notes thereto) included in the TMLP SEC Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the TMLP Balance Sheet Date and (iii) obligations or liabilities arising or incurred in connection with the Merger, the GP Merger or any other transaction contemplated by this Agreement, there are no obligations or liabilities of the TMLP Parties or any of their Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except as would not have a TMLP Material Adverse Effect.

(c) This Section 6.7 shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the TMLP Parties or any of their Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger, the GP Merger or the other transactions contemplated by this Agreement.

6.8. Employee Benefits.

(a) Section 6.8(a) of the TMLP Disclosure Letter sets forth an accurate and complete list of each TMLP Employee Benefit Plan. With respect to each TMLP Employee Benefit Plan, the TMLP Parties have made available to the WMLP Parties prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the TMLP Employee Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such TMLP Employee Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any TMLP Employee Benefit Plan.

(b) Except as would not have a TMLP Material Adverse Effect, (i) each TMLP Employee Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the TMLP Parties or any of their Subsidiaries with respect to each such TMLP Employee Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (iii) there are no pending or, to the Knowledge of the TMLP Parties, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any TMLP Employee Benefit Plan or any trust related thereto, and (iv) to the Knowledge of the TMLP Parties, no compensation has been paid by any TMLP Party or any of their Subsidiaries and no amount is expected to be paid by any TMLP Party or any of their Subsidiaries, such that all or a portion of such payments would not be deductible by the payor.

(c) No TMLP Employee Benefit Plan is an ERISA Plan.

(d) No Controlled Group Liability has been incurred by TMLP or its Subsidiaries that has not been satisfied in full, and no condition exists that presents a risk to TMLP or its Subsidiaries of incurring any such liability.

(e) Except as required by applicable Law, no TMLP Employee Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the TMLP Parties or any of their Subsidiaries has any obligation to provide such benefits.

(f) Except for the potential acceleration of TMLP Phantom Units, the execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement could not, either alone or in combination with another event, (i) entitle any TMLP Employee to severance pay or any material increase in severance pay under any TMLP Employee Benefit Plan, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such TMLP Employee under any TMLP Employee Benefit Plan, (iii) directly or indirectly cause the TMLP Parties to transfer or set aside any assets to fund any material benefits under any TMLP Employee Benefit Plan, (iv) otherwise give rise to any material liability under any TMLP Employee Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any TMLP Employee Benefit Plan on or following the Effective Time.

(g) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could not, either alone or in combination with another event, result in the payment under a TMLP Employee Benefit Plan of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code; provided, however, that “another event” as used in this Section 6.8(g) does not include the consummation of the Prior Transaction or any event reasonably related thereto, and that “payment” as used in this Section 6.8(g) does not include any amount that would be a “parachute payment” as defined in Section 280G(b)(2) with respect to the Prior Transaction.

(h) Neither the TMLP Parties nor any of their Subsidiaries has any obligation to provide, and no TMLP Employee Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i) No TMLP Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any TMLP Employee who resides or works outside of the United States.

6.9. Labor Matters.

(a) None of the TMLP Parties nor any of their Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and to the Knowledge of the TMLP Parties, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the TMLP Parties or any of their Subsidiaries.

(b) As of the date of this Agreement, except as would not interfere in any material respect with the respective business activities of the TMLP Parties or any of their Subsidiaries or be reasonably expected to result in a material liability of the TMLP Parties and their Subsidiaries, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the TMLP Parties, threatened, (ii) there is no unfair labor practice charge against the TMLP Parties or any of their Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the TMLP Parties, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of TMLP or any of its Subsidiaries.

(c) Except as would not have a TMLP Material Adverse Effect, each of the TMLP Parties and their Subsidiaries have been in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(d) Except as would not have a TMLP Material Adverse Effect, there are no proceedings pending or, to the Knowledge of the TMLP Parties, threatened against the TMLP Parties or any of their Subsidiaries in any forum by or on behalf of any present or former employee of the TMLP Parties or any of their Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the TMLP Parties or any of their Subsidiaries in connection with the employment relationship.

(e) None of the TMLP Parties or any of their Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

6.10. Compliance with Laws.

(a) The businesses of each of the TMLP Parties and their Subsidiaries are and have at all times since January 1, 2014 been in compliance with all Laws, except for such violations as would not have a TMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) No TMLP Party has received written notice of any investigation or review by any Governmental Entity with respect to the TMLP Parties or any of their Subsidiaries, and to the Knowledge of the TMLP Parties, no investigation or review by any Governmental Entity with respect to the TMLP Parties or any of their Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not have a TMLP Material Adverse Effect.

(c) The TMLP Parties and each of their Subsidiaries has obtained and is in compliance with all Licenses (including, for the avoidance of doubt, all Licenses required under Environmental Law) necessary to conduct their respective businesses as presently conducted, except as would not have a TMLP Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. All such Licenses are in full force and effect, and there are no actions pending or, to the Knowledge of the TMLP Parties, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such License, except as would not have a TMLP Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement except as would not have a TMLP Material Adverse Effect.

6.11. Takeover Statutes. The action of the TMLP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

6.12. Environmental Matters. Except for any such matter that would not have a TMLP Material Adverse Effect: (a) the TMLP Parties and their Subsidiaries are and have at all times since January 1, 2014 been in compliance with all applicable Environmental Laws; (b) no presence or release of Hazardous Substances exists or has occurred on, at, to or from any property currently or formerly owned, leased or operated by the TMLP Parties or any of their Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) for which applicable Environmental Law requires notice, further investigation or response action by the TMLP Parties or their Subsidiaries; (c) neither the TMLP Parties nor any of their Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the TMLP Parties nor any of their Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the TMLP Parties or any of their Subsidiaries are or may be in violation of or subject to liability under any Environmental Law; (e) neither the TMLP Parties nor any of their Subsidiaries is subject to any pending or, to the Knowledge of the TMLP Parties, threatened order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; and (f) to the Knowledge of the TMLP Parties, there are no other conditions or occurrences involving the TMLP Parties or any of their Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the TMLP Parties or any of their Subsidiaries pursuant to any Environmental Law.

6.13. Tax Matters. Except for any such matter that would not have, individually or in the aggregate, a TMLP Material Adverse Effect:

(a) TMLP and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid except for Taxes being contested in good faith and for which adequate accruals or reserves have been established; (iii) have withheld and paid all Taxes required to have been withheld and paid in full in all respects; (iv) have complied with all information reporting (and related withholding) and related record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) There are no Liens for Taxes (except Permitted Liens) on any of the assets of TMLP or any of its Subsidiaries.

(c) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of TMLP or any of its Subsidiaries.

(d) There is no written claim against TMLP or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to TMLP or any of its Subsidiaries.

(e) None of TMLP or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by TMLP or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(f) None of TMLP or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or foreign law) or has any liability for the Taxes of any Person (other than TMLP or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(g) Each of TMLP and any of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code.

(h) TMLP is currently (and has been since its formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(i) Each Subsidiary of TMLP, other than Tesoro Logistics Finance Corp. and QEP Midstream Partners GP, LLC, is currently (and has been since its respective acquisition by TMLP) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(j) At least 90% of the gross income of TMLP for each taxable year since its formation through and including the current taxable year has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(k) Neither TMLP nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither TMLP nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying for the Intended Tax Treatment.

6.14. Intellectual Property Rights. Except as would not have a TMLP Material Adverse Effect, each of the TMLP Parties and their Subsidiaries owns or has (whether through license or otherwise) the valid Intellectual Property Rights necessary for or used in the conduct of its business as currently conducted and as currently proposed to be conducted, and, to the Knowledge of the TMLP Parties, their products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any third party. Except as would not have a TMLP Material Adverse Effect, all Intellectual Property Rights owned by the TMLP Parties and their Subsidiaries are free and clear of any Liens (other than Permitted Liens). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to change the terms and conditions of use of the Intellectual Property Rights or cause or declare, a breach or termination of, or cancellation or reduction in rights of any of the TMLP Parties or their Subsidiaries under any contract providing for the license of any Intellectual Property Rights to any of the TMLP Parties or their Subsidiaries, except for any such terminations, cancellations or reductions that would not have a TMLP Material Adverse Effect. There is no Intellectual Property Right-related proceeding, notice or complaint pending or threatened, by any third party before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the businesses, assets or operations of any of the TMLP Parties or their

Subsidiaries, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property Rights of any third party, or unfair competition or trade practices by any of the TMLP Parties or their Subsidiaries, except as would not have a TMLP Material Adverse Effect. Except as would not have a TMLP Material Adverse Effect, each of the TMLP Parties and their Subsidiaries have taken reasonable measures, consistent with industry standards, to protect the confidentiality of all material trade secrets.

6.15. Insurance. All material Insurance Policies maintained by the TMLP Parties or any of their Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the TMLP Parties and their Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies as would not have a TMLP Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, except as would not have a TMLP Material Adverse Effect.

6.16. TMLP Material Contracts.

(a) As of the date hereof, neither TMLP nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed by TMLP as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act other than this Agreement and such Contracts that have been filed or incorporated by reference in the TMLP SEC Reports prior to the date of this Agreement.

(b) Each Contract of the type described in Section 6.16(a) to which TMLP Parties or any of its Subsidiaries is a party, is referred to as a “TMLP Material Contract”. Each TMLP Material Contract is valid and binding on each TMLP Party and/or their Subsidiaries who is a party thereto and, to the Knowledge of the TMLP Parties, each other party thereto, and is in full force and effect, and neither the TMLP Parties nor any of their Subsidiaries, nor, to the Knowledge of the TMLP Parties, any other party to a TMLP Material Contract is in breach or violation of any provision of, or in default under, any TMLP Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not have a TMLP Material Adverse Effect.

6.17. Real Property; Rights-of-Way.

(a) Each of the TMLP Parties and their Subsidiaries has good and marketable title to all real property owned by the TMLP Parties or their Subsidiaries, good and valid leasehold interest in each material lease, sublease and other agreement under which the TMLP Parties and their Subsidiaries uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the TMLP Parties and their Subsidiaries that is sufficient for the operation of their respective businesses as presently conducted, free and clear of any Liens (except Permitted Liens), in each case, except as would not have a TMLP Material Adverse Effect.

(b) Each of the TMLP Parties and their Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which would not have a TMLP Material Adverse Effect. Each of the TMLP Parties and their Subsidiaries have fulfilled and performed all their material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not have a TMLP Material Adverse Effect.

6.18. Brokers and Finders. Except for J.P. Morgan Securities LLC there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the TMLP Parties or any of their Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

6.19. Information Supplied. None of the information supplied or to be supplied by or on behalf of the TMLP Parties for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Registration Statement supplied by the TMLP Parties will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the TMLP Parties with respect to information or statements made or incorporated by reference in the Registration Statement or the Consent Statement/Prospectus based on information regarding only the WMLP Parties or their Affiliates supplied by or on behalf of the WMLP Parties or their Affiliates for inclusion or incorporation by reference therein.

6.20. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the TMLP Parties in this Article VI, none of the TMLP Parties, the Merger Subs nor any other Person makes any express or implied representation or warranty with respect to the TMLP Parties or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and each of the TMLP Parties and the Merger Subs hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of the TMLP Parties, the Merger Subs or any other Person makes or has made any representation or warranty to the WMLP Parties or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the TMLP Parties, any of their Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by the TMLP Parties in this Article VI, written information made available to the WMLP Parties or any of their Affiliates or Representatives in the course of their evaluation of the TMLP Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Neither the WMLP Parties nor any of their Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the TMLP Parties, the Merger Subs or any of their respective Affiliates or Representatives, other than the written representations and warranties expressly set forth in this Article VI.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) After the date of this Agreement and prior to the Effective Time, neither the WMLP Parties nor the TMLP Parties shall, nor shall they cause any of their Subsidiaries to, take any action prohibited by this Agreement or fail to take any action required by this Agreement that, in either case, would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to closing pursuant to Article VIII.

(b) Without limiting the generality of Section 7.1(a), after the date of this Agreement and prior to the Effective Time, except (A) as required by applicable Laws, (B) as otherwise expressly contemplated by this Agreement or (C) as set forth in Section 7.1(b) of the WMLP Disclosure Letter, each of the WMLP Parties will not, and agrees that it will cause its Subsidiaries not to, in each case without the prior written consent of the TMLP Parties (which consent will not be unreasonably withheld, delayed or conditioned):

(i) adopt or propose any change to its Governing Documents or the Governing Documents of its Subsidiaries as in effect on the date of this Agreement, other than in immaterial respects in relation to any of their Subsidiaries;

(ii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of WMLP or any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests, other than any grants of WMLP Phantom Units under the WMLP Long-Term Incentive Plan in the ordinary course of business, consistent with past practice, in an aggregate amount not to exceed the amount set forth in Section 7.1(b)(ii) of the WMLP Disclosure Letter or any WMLP Common Units issued upon settlement of any WMLP Phantom Units outstanding on the date of this Agreement;

(iii) except for distributions to the holders of limited partnership units announced prior to the date of this Agreement or consistent with past practice (including regular quarterly distributions in respect of the WMLP Common Units) and the corresponding payments under incentive distribution rights, any distributions with respect to the TexNew Mex Units required by the terms of the WMLP Partnership Agreement or any distributions from a Subsidiary of a WMLP Party to WMLP or another Subsidiary of a WMLP Party, (A) declare, set aside or pay any distributions in respect of its equity securities or Rights, or (B) split, combine or reclassify any of its equity securities or Rights;

(iv) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $1,000,000 in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the WMLP Parties expect to be promptly paid by the applicable insurer, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on any WMLP Party or any of their Subsidiaries (or, after the Effective Time, any TMLP Party or any of their Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to any WMLP Party or any of their Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the WMLP Parties and their Subsidiaries, taken as a whole;

(v) recommend, propose, announce, adopt or vote to adopt a plan of complete or partial dissolution or liquidation, in each case, that would (A) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement or (B) adversely affect in a material way the rights of holders of the securities of any party hereto;

(vi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of the WMLP Parties’ material assets, product lines or businesses or those of any of their Subsidiaries, including any equity interests of any of their Subsidiaries, except (other than with respect to equity interests of any Subsidiary) (A) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, or (B) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $1,000,000 in the aggregate;

(vii) (A) incur, assume or guarantee any indebtedness for borrowed money, (B) issue, assume or guarantee any debt securities, (C) grant any option, warrant or right to purchase any debt securities, or (D) issue any securities convertible into or exchangeable for any debt securities of others, other than any such actions contemplated in (A) through (D), as would not, taken together, result in the incurrence or guarantee of indebtedness or issuance of debt securities with a value in excess of $1,000,000 in the aggregate;

(viii) make any change to its accounting policies or procedures, except as required by changes after the date hereof in accordance with GAAP;

(ix) (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any material amended Tax Return, (E) enter into an arrangement with any Governmental Entity with respect to Taxes, (F) surrender any right to claim a refund for Taxes, (G) consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or (H) take any action or fail to take any action that would reasonably be expected to cause WMLP or any of its Subsidiaries to be treated, for U.S. federal income Tax purposes, as a corporation;

(x) except as required pursuant to the terms of any WMLP Employee Benefit Plan or the omnibus agreement between Western and WMLP in effect as of the date of this Agreement or as permitted to be amended or adopted pursuant to this Section 7.1(b)(x), or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any WMLP Employee, other than in the ordinary course of business consistent with the past practice of the WMLP Parties as set forth in Section 7.1(b)(x) of the WMLP Disclosure Letter, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of any WMLP Employee, (C) except as provided in Section 7.1(b)(ii), establish, adopt, materially amend or terminate any WMLP Employee Benefit Plan, (D) except as provided in Section 7.1(b)(ii), grant any new awards, or amend or modify the terms of any outstanding awards, under any WMLP Employee Benefit Plan, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any WMLP Employee Benefit Plan, (F) forgive any loans or issue any loans to any WMLP Employee, (G) hire any employee, other than any employee with an aggregate annual salary of less than $250,000, (H) terminate the employment of any executive officer other than for cause, or (I) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(xi) agree, authorize or commit to do any of the foregoing.

(c) Without limiting the generality of Section 7.1(a), after the date of this Agreement and prior to the Effective Time, except as required by applicable Laws or as otherwise expressly contemplated by this Agreement, (x) each of the TMLP Parties will, and agrees that it will cause its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and (y) each of the TMLP Parties will not, and agrees that it will cause its Subsidiaries not to, in each case without the prior written consent of the WMLP Parties (which consent will not be unreasonably withheld, delayed or conditioned):

(i) except for the TMLP Partnership Agreement Amendment, adopt or propose any change to its Governing Documents or the Governing Documents of its Subsidiaries as in effect on the date of this Agreement, other than in immaterial respects in relation to any of their Subsidiaries;

(ii) modify or amend in any material respect, or terminate, the TMLP Restructuring Agreement or waive any rights thereunder;

(iii) make any change to its accounting policies or procedures, except as required by changes after the date hereof in GAAP; or

(iv) (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any material amended Tax Return, (E) enter into an arrangement with any Governmental Entity with respect to Taxes; (F) surrender any right to claim a refund for Taxes, (G) consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or (H) take any action or fail to take any action that would reasonably be expected to cause TMLP or any of its Subsidiaries to be treated, for U.S. federal income Tax purposes, as a corporation.

(d) From the date of this Agreement until the Closing Date, each of the WMLP Parties and TMLP Parties shall promptly notify the other parties in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VIII not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.1(d) shall not limit or otherwise affect the remedies available hereunder to the notified party.

7.2. Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, the WMLP Parties and TMLP Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including (a) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger, the GP Merger or any of the other transactions contemplated by this Agreement, (b) using reasonable best efforts to avoid the entry of any Order, (c) in the event that any permanent, preliminary or temporary injunction, decision, restraining order or other order is issued, using reasonable best efforts to lift or rescind any injunction, decision, restraining order or other order adversely affecting the ability of the parties to consummate the Merger, the GP Merger and the transactions contemplated in this Agreement, and (d) enforcing any rights under the TMLP Restructuring Agreement and causing TMLP GP to execute and deliver the TMLP Partnership Agreement Amendment.

7.3. Filings; Information Supplied.

(a) Registration Statement Filing. The WMLP Parties and TMLP Parties agree to cooperate in the preparation of the Registration Statement (including the Consent Statement/Prospectus contained therein). TMLP shall file with the SEC the Registration Statement as promptly as practicable following the date of this Agreement and in any event within three Business Days following the completion of all historical and pro forma financial statements required to be included in the Registration Statement. The TMLP Parties and the WMLP Parties each shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and the WMLP Parties shall promptly thereafter mail the Consent Statement/Prospectus, which shall include a form of consent that may be executed by holders of the WMLP Common Units in connection with the written consent, to the holders of WMLP Common Units. The parties shall also use their reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and to consummate the GP Merger and other transactions contemplated by this Agreement.

(b) Information. The WMLP Parties and TMLP Parties each shall, upon request by the other, furnish the other with all information concerning themselves, their Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of the TMLP Parties, the WMLP Parties or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Updated Information. If, prior to the Effective Time, any event occurs with respect to the WMLP Parties or any Subsidiary of the WMLP Parties or with respect to the TMLP Parties or any Subsidiary of the TMLP Parties, or any change occurs with respect to other information supplied by the WMLP Parties or the TMLP Parties for inclusion in the Consent Statement/Prospectus or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Consent Statement/Prospectus or the Registration Statement, such party shall promptly notify the other parties hereto of such event, and the WMLP Parties and the TMLP Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Consent Statement/Prospectus and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to WMLP’s shareholders. Nothing contained in this Section 7.3(c) shall limit the obligations of any party under Section 7.3(a).

7.4. Status. Subject to applicable Laws and as required by any Governmental Entity, the WMLP Parties and TMLP Parties each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices, comments, requests for any amendment or supplement of the information provided to the Governmental Entity or for additional information, or other communications received by WMLP Parties or the TMLP Parties, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the WMLP Parties nor the TMLP Parties shall permit any of their officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger or the other transactions contemplated by this Agreement unless they consult with the other parties in advance and, to the extent permitted by such Governmental Entity, give the other parties the opportunity to attend and participate thereat.

7.5. Access and Reports. From the date of this Agreement until the earlier of termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the WMLP Parties shall (a) give to the TMLP Parties and their authorized Representatives reasonable access during normal business hours to the offices, properties, employees, books and records of the WMLP Parties and their Subsidiaries and (b) furnish to the TMLP Parties and their authorized Representatives such financial and operating data and other information as the TMLP Parties may reasonably request; provided that the WMLP Parties shall not be required to permit any inspection, or disclose any document or information, that would, in the reasonable judgment of the WMLP Parties, (i) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any sensitive or personal information that would expose the WMLP Parties to the risk of liability. If any material is withheld by the WMLP Parties pursuant to the proviso to the preceding sentence, the WMLP Parties shall inform TMLP Parties as to the general nature of what is being withheld and the WMLP Parties and TMLP Parties shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of redaction, clean team arrangements or other appropriate solutions. No information or knowledge obtained in any investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by the WMLP Parties hereunder.

7.6. Stock Exchange Listing and Delisting. The TMLP Parties shall use their reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable to cause the TMLP Common Units to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the WMLP Parties shall cooperate with the TMLP Parties and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the TMLP Parties and the Surviving Entity of the WMLP Common Units from the NYSE and the deregistration of the WMLP Common Units under the Exchange Act as promptly as practicable after the Effective Time.

7.7. Publicity. The initial press release by each of the WMLP Parties and the TMLP Parties with respect to the execution of this Agreement shall be in a form reasonably acceptable to the WMLP Parties and the TMLP Parties. Neither the WMLP Parties nor the TMLP Parties (nor any of their respective controlled Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Merger or the other transactions contemplated by this Agreement without prior consultation with the other parties, except as may be required by applicable Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcements to the extent reasonably practicable.

7.8. Unitholder Litigation. The WMLP Parties shall give the TMLP Parties the opportunity to participate in the defense or settlement of any unitholder litigation against the WMLP Parties and/or the members of the WMLP Board relating to the Merger, this Agreement or any of the transactions contemplated by this Agreement; provided that the WMLP Parties shall in any event control such defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 7.7, including regarding attorney-client privilege or other applicable legal privilege; provided further that the WMLP Parties shall not settle any such litigation without the consent of the TMLP Parties (such consent not to be unreasonably withheld, conditioned or delayed).

7.9. Financing. On or prior to the Closing, WMLP shall use reasonable best efforts to cooperate with, and provide all reasonable assistance to, TMLP in connection with (a) any steps TMLP may, in its sole discretion, determine are necessary or desirable to take in order for TMLP to retire, repay, defease, repurchase or redeem WMLP’s outstanding debt and (b) any of TMLP’s efforts to obtain financing.

7.10. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party incurring such expenses, except that TMLP and WMLP shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and (b) the costs of printing and mailing of the Consent Statement/Prospectus.

7.11. Tax Matters.

(a) The WMLP Parties and the TMLP Parties shall, to the extent permissible under applicable Law, treat the combined businesses of WMLP and TMLP as a single activity for purposes of Section 469 of the Code.

(b) The WMLP Parties and the TMLP Parties agree that for U.S. federal income and applicable state and local Tax purposes, any cash paid in lieu of fractional units pursuant to Section 4.5 is intended to be treated as a reimbursement of capital expenditures pursuant to Treas. Reg. §1.707-4(d) or as a return of capital under general tax principles.

(c) The WMLP Parties and the TMLP Parties each acknowledge and agree that, for U.S. federal income and applicable state and local Tax purposes, (i) the Merger is intended to be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby WMLP is intended to be the terminating partnership and TMLP is intended to be the resulting partnership, and as a result, the Merger is intended to be treated for U.S. federal income and applicable state and local Tax purposes as (A) a contribution of all of the assets and liabilities of WMLP to TMLP in exchange for partnership interests in TMLP, immediately followed by (B) a liquidating distribution by WMLP of such partnership interests in TMLP to the partners of WMLP, and (ii) none of TMLP, WMLP, nor any partner of TMLP or WMLP is intended to recognize taxable gain (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code or (B) a disguised sale attributable to contributions of cash or other property to WMLP after the date of this Agreement and prior to the Effective Time) (the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of the WMLP Parties and the TMLP Parties agrees not to make any Tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

7.12. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of TMLP and the Surviving Entity agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and TMLP and the Surviving Entity shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of WMLP GP (each, an “Indemnified Person”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of WMLP GP or employee of the WMLP Parties or services performed by such Person at the request of the WMLP Parties (including acting, at the request of the WMLP Parties, as a director, officer, employee, partner, manager, fiduciary or trustee of any other Person) at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b) From and after the Effective Time, the TMLP Parties shall honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the Indemnified Persons as provided in the Governing Documents of WMLP and WMLP GP, under applicable Delaware Law, or otherwise, and shall ensure that the Governing Documents of the Surviving Entity and the Surviving GP Entity (or their successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the Governing Documents of WMLP and WMLP GP as of the date of this Agreement.

(c) For a period of not less than six (6) years from and after the Effective Time, the Surviving Entity and the Surviving GP Entity, as applicable, shall, and the TMLP Parties shall cause the Surviving Entity and the Surviving GP Entity to, maintain for the benefit of the directors and officers of WMLP GP, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the WMLP Parties or, if such substantially equivalent insurance coverage is unavailable, the best coverage that is reasonably available; provided, that in no event shall the annual cost of the D&O Insurance exceed 300% of the current annual premium paid by the WMLP Parties for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Entity and the Surviving GP Entity shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the foregoing, at or prior to the Effective Time, the WMLP Parties may obtain, at its election, prepaid policies, which policies provide such directors and officers with coverage for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the transactions contemplated by this Agreement; provided, that the WMLP Parties shall in no event spend more than an amount equal to six multiplied by 300% of the current annual premium paid by the WMLP Parties for the existing policies of the WMLP Parties. If such prepaid policies have been obtained prior to the Effective Time, the WMLP Parties and the Surviving Entity and the Surviving GP Entity, as applicable, shall, and the TMLP Parties shall cause the Surviving Entity and the Surviving GP Entity to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) If the TMLP Parties, the Surviving Entity and the Surviving GP Entity or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the TMLP Parties or the Surviving Entity and the Surviving GP Entity, as the case may be, shall assume the obligations set forth in this Section 7.12.

(e) The rights of each Indemnified Person under this Section 7.12 shall be in addition to any rights such Person may have under the WMLP Partnership Agreement, the WMLP GP LLC Agreement, under Delaware Law or any other applicable Law, or under any other agreement of such Indemnified Person with the WMLP Parties. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

7.13. Distributions. Between the date of this Agreement and the Effective Time, the WMLP Parties and TMLP Parties shall coordinate with each other regarding the declaration and payment of distributions in respect of the WMLP Common Units, the TexNew Mex Units and the TMLP Common Units and the record and payment dates relating thereto, so that no holder of WMLP Common Units or TexNew Mex Units shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable WMLP Common Units, TexNew Mex Units or TMLP Common Units received pursuant to the Merger in exchange therefor.

7.14. Section 16 Matters. Prior to the Effective Time, the WMLP Board and TMLP Board shall take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of WMLP or acquisitions of TMLP Common Units (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to WMLP or will become subject to such reporting requirements with respect to TMLP, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.15. Conflicts Committees. Prior to the earlier of the Effective Time and the termination of this Agreement, none of the WMLP Parties, the TMLP Parties or any of their Subsidiaries shall eliminate the WMLP Conflicts Committee or the TMLP Conflicts Committee, or revoke or diminish the authority of the WMLP Conflicts Committee or the TMLP Conflicts Committee, or remove or cause the removal (without cause) of any director of the WMLP Board or TMLP Board that is a member of the WMLP Conflicts Committee or the TMLP Conflicts Committee either as a member of such board or such committee, without the affirmative vote of the TMLP Board or WMLP Board, as applicable, including the affirmative vote of a majority of members of the applicable conflicts committee. For the avoidance of doubt, this Section 7.15 shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Merger and the GP Merger. The respective obligation of each party to effect the Merger and the GP Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Registration Statement. The Registration Statement shall have become effective under the Securities Act and the Consent Statement/Prospectus mailed to holders of the WMLP Common Units (in accordance with Regulation 14A of the Exchange Act) at least 20 Business Days prior to the Closing. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced or be threatened by the SEC unless subsequently withdrawn.

(b) Written Consent. The Written Consent shall have been obtained in accordance with applicable Law and filed with the minutes of proceedings of WMLP, and such Written Consent shall not have been amended, modified, withdrawn, terminated or revoked; provided, however, that this Section 8.1(b) shall not imply that the Written Consent is permitted by the WMLP Partnership Agreement or applicable Law to be amended, modified or revoked following its execution by holders of WMLP Common Units constituting a Unit Majority (as defined in the WMLP Partnership Agreement).

(c) No Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order.

(d) NYSE. The TMLP Common Units issuable to the holders of Eligible Units pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(e) Tax Opinions.

(i) TMLP shall have received an opinion of Latham & Watkins LLP dated as of the Closing Date to the effect that (A) at least 90% of the gross income of TMLP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code and (B) at least 90% of the combined gross income of each of TMLP and WMLP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the TMLP Parties and the WMLP Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

(ii) WMLP shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that at least 90% of the gross income of WMLP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the WMLP Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

(f) TMLP Partnership Agreement Amendment. TMLP GP shall have executed and delivered to TMLP the TMLP Partnership Agreement Amendment, with such TMLP Partnership Agreement Amendment to be effective as of the Effective Time.

8.2. Conditions to Obligations of the TMLP Parties and the Merger Subs. The obligations of the TMLP Parties and the Merger Subs to effect the Merger and the GP Merger are also subject to the satisfaction or waiver by the TMLP Parties at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the WMLP Parties set forth in (i) Article V (other than Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure of WMLP), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.6(b) (No Adverse Changes) and Section 5.11 (Takeover Statutes)) shall be true and correct (without regard to “materiality”, “WMLP Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date if this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that would not have a WMLP Material Adverse Effect, (ii) Section 5.2 (Capital Structure of WMLP) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect, (iii) Section 5.6(b) (No Adverse Changes) shall be true and correct as of the date of this Agreement and (iv) Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness) and Section 5.11 (Takeover Statutes) shall be true and correct (without regard to “materiality”, “WMLP Material Adverse Effect” and similar qualifiers contained in such representations and warranties) in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).

(b) Performance of Obligations of the WMLP Parties. The WMLP Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any WMLP Material Adverse Effect.

(d) WMLP Closing Certificate. The TMLP Parties and the Merger Subs shall have received at Closing a certificate signed on behalf of the WMLP Parties by an executive officer of WMLP certifying that such executive officer has read Section 8.2(a) and Section 8.2(b), and the conditions set forth in Section 8.2(a) and Section 8.2(b) are satisfied.

(e) Tax Opinions. TMLP shall have received an opinion of Latham & Watkins LLP dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) TMLP should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of TMLP Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the TMLP Parties and the WMLP Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

8.3. Conditions to Obligation of the WMLP Parties. The obligation of the WMLP Parties to effect the Merger and the GP Merger is also subject to the satisfaction or waiver by the WMLP Parties at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the TMLP Parties set forth in (i) Article VI (other than Section 6.1 (Organization, Good Standing and Qualification), Section 6.2 (Capital Structure of TMLP; Capitalization of LP Merger Sub; Capitalization of GP Merger Sub), Section 6.3 (Corporate Authority), Section 6.6(a) (No Adverse Changes) and Section 6.11 (Takeover Statutes)) shall be true and correct (without regard to “materiality”, “TMLP Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date if this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a TMLP Material Adverse Effect, (ii) Section 6.2 (Capital Structure of TMLP; Capitalization of LP Merger Sub; Capitalization of GP Merger Sub) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect, (iii) Section 6.6(a) (No Adverse Changes) shall be true and correct as of the date of this Agreement and (iv) Section 6.1 (Organization, Good Standing and Qualification), Section 6.3 (Corporate Authority) and Section 6.11 (Takeover Statutes) shall be true and correct (without regard to “materiality”, “TMLP Material Adverse Effect” and similar qualifiers contained in such representations and warranties) in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).

(b) Performance of Obligations of the TMLP Parties and the Merger Subs. The TMLP Parties and the Merger Subs shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any TMLP Material Adverse Effect.

(d) TMLP Parties and Merger Subs Closing Certificate. The WMLP Parties shall have received at Closing a certificate signed on behalf of the TMLP Parties and the Merger Subs by an executive officer of TMLP to the effect that such executive officer has read Section 8.3(a) and Section 8.3(b), and the conditions set forth in Section 8.3(a) and Section 8.3(b) are satisfied.

(e) Tax Opinions. WMLP shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) WMLP should not recognize any income or gain as a result of the Merger; and (ii) no gain or loss should be recognized by holders of WMLP Common Units as a result of the Merger (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) a disguised sale attributable to contributions of cash or other property to WMLP after the date of the Agreement and prior to the Effective Time, (C) the receipt of any non-pro rata Merger Consideration, or (D) the receipt of cash paid in lieu of fractional units pursuant to Section 4.5). In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the WMLP Parties and the TMLP Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

ARTICLE IX

Termination

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger and the GP Merger may be abandoned at any time prior to the Effective Time, whether before or after the Written Consent of holders of WMLP Common Units referred to in Section 8.1(b) shall have been obtained, by mutual written consent of WMLP and TMLP.

9.2. Termination by Either the WMLP Parties or the TMLP Parties. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of WMLP or TMLP if:

(a) the Merger shall not have been consummated by February 14, 2018, whether such date is before or after the Written Consent of holders of WMLP Common Units referred to in Section 8.1(b) shall have been obtained (the “Termination Date”); or

(b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Written Consent of holders of WMLP Common Units referred to in Section 8.1(b) shall have been obtained);

provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.3. Termination by the WMLP Parties. This Agreement may be terminated by the WMLP Parties and the Merger may be abandoned if there has been a breach of any representation, warranty, covenant or agreement made by the TMLP Parties or the Merger Subs in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured by the Termination Date.

9.4. Termination by the TMLP Parties. This Agreement may be terminated by the TMLP Parties and the Merger may be abandoned if there has been a breach of any representation, warranty, covenant or agreement made by the WMLP Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 8.2(a) or 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured by the Termination Date.

9.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (a) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any knowing and intentional material breach of this Agreement and (b) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement. As used in this Agreement, the phrase “knowing and intentional” means, with respect to any act or omission, the taking of a deliberate act, or omission, which act constitutes in and of itself a breach, even if breaching was not the conscious object of the act or omission.

ARTICLE X

Miscellaneous and General

10.1. Survival. This Article X and the agreements of the WMLP Parties, the TMLP Parties and the Merger Subs contained in Article IV and Sections 7.10 (Expenses) and 7.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger and the other transactions contemplated by this Agreement. This Article X and the agreements of the WMLP Parties, TMLP Parties and the Merger Subs contained in Section 7.10 (Expenses) and Section 9.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger and the GP Merger or the termination of this Agreement.

10.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement of the parties hereto; provided, however, that any such amendments or modifications must be approved by, in the case of amendments or modifications by any WMLP Party, the WMLP Conflicts Committee and, in the case of amendments or modifications by any TMLP Party, the TMLP Board; provided, further, however, that the TMLP Board may not take or authorize any such action without prior written approval of the TMLP Conflicts Committee.

10.3. Waiver of Conditions; Any Determinations, Decisions, Etc. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws; provided, however, that any such waiver shall only be effective if made in writing; provided, further, that the WMLP Parties or the TMLP Board, as the case may be, may not make or authorize any such waiver without the prior approval of the WMLP Conflicts Committee or the TMLP Conflicts Committee, as applicable. The failure of any party to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or under applicable Law. Whenever a determination, decision, approval, notice or consent of the WMLP Parties or the TMLP Parties is permitted or required pursuant to or otherwise in connection with this Agreement, such determination, decision, approval, notice or consent must be authorized or made by the WMLP Conflicts Committee, in the case of the WMLP Parties, or the TMLP Board and the TMLP Conflicts Committee, in the case of the TMLP Parties.

10.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF

THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the Federal courts of the United States of America located in the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (and, more specifically, that immediate and irreparable harm would likewise occur if the Merger or any of the other transactions contemplated by this Agreement were not consummated and the holders of WMLP Common Units did not receive the aggregate consideration payable to them in accordance with the terms and subject to the conditions of this Agreement). It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if said Court of Chancery shall lack subject matter jurisdiction, any Federal court of the United States of America located in the County of New Castle, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.5(c), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(d) To the extent any party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

10.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, email or overnight courier:

If to the TMLP Parties or the Merger Subs:

c/o Andeavor 19100 Ridgewood Pkwy San Antonio, Texas 78259
Attn:	Charles A. Cavallo
Telephone:	(210) 626-4045
Facsimile:	(210) 745-4494
Email:	Charles.A.Cavallo@andeavor.com

With a copy to:

Latham & Watkins LLP 811 Main Street, Suite 3700, Houston, TX 77002
Attn:	Sean Wheeler Debbie Yee
Telephone:	(713) 546-7827
Facsimile:	(713) 546-5401
Email:	Sean.Wheeler@lw.com Debbie.Yee@lw.com

With a copy to:

Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004
Attn:	Francis J. Aquila Krishna Veeraraghavan
Telephone:	(212) 558-3000
Facsimile:	(212) 558-3588
Email:	aquilaf@sullcrom.com veeraraghavank@sullcrom.com

With a copy to:

Andrews Kurth Kenyon LLP 600 Travis Street, Suite 4200, Houston, TX 77002
Attn:	Robert V. Jewell John B. Clutterbuck
Telephone:	(713) 220-4730
Facsimile:	(713) 220-4285
Email:	bjewell@andrewskurth.com johnclutterbuck@andrewskurth.com

If to the WMLP Parties:

Western Refining Logistics, LP 1250 W. Washington St, Suite 101, Tempe, Arizona 85281
Attn:	Todd Stanley
Telephone:	(602) 286-1417
Facsimile:	(602) 797-2676
Email:	David.T.Stanley@andeavor.com

With a copy to:

Bracewell LLP 711 Louisiana Street, Suite 2300, Houston, TX 77002
Attn:	W. Cleland Dade William S. Anderson
Telephone:	(713) 221-1314
Facsimile:	(713) 222-3243
Email:	cle.dade@bracewell.com will.anderson@bracewell.com

With a copy to:

Vinson & Elkins LLP 1001 Fannin Street, Suite 2500, Houston, TX 77002
Attn:	Alan Beck Lande A. Spottswood
Telephone:	(713) 758-2326
Facsimile:	(713) 615-5171
Email:	abeck@velaw.com lspottswood@velaw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

10.7. Entire Agreement. This Agreement (including any exhibits hereto), the WMLP Disclosure Letter, the TMLP Disclosure Letter, the Support Agreement, the TMLP Restructuring Agreement and the Confidentiality Agreement between TMLP, WMLP, Andeavor and Western, dated as of May 1, 2017, constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER THE TMLP PARTIES AND THE MERGER SUBS NOR THE WMLP PARTIES MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S

REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

10.8. No Third-Party Beneficiaries. Except as provided in Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), the parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9. Obligations of the TMLP Parties and of the WMLP Parties. Whenever this Agreement requires a Subsidiary of any of the TMLP Parties to take any action, such requirement shall be deemed to include an undertaking on the part of TMLP Parties to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of any of the WMLP Parties to take any action, such requirement shall be deemed to include an undertaking on the part of the WMLP Parties to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Entity to cause such Subsidiary to take such action.

10.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred by the WMLP Parties in connection with the Merger and the GP Merger shall be paid by the TMLP Parties and the Merger Subs when due, and the TMLP Parties and the Merger Subs will indemnify the WMLP Parties against liability for any such Taxes.

10.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12. Successors and Assigns. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that the TMLP Parties may designate, by written notice to the WMLP Parties, (a) another wholly owned direct or indirect Subsidiary in lieu of LP Merger Sub, in which event all references herein to LP Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to LP Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation and/or (b) another wholly owned direct or indirect Subsidiary in lieu of GP Merger Sub, in which event all references herein to GP Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to GP Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that in the case of clause (a) or (b) above, any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the holders of WMLP Common Units under this Agreement. Any purported assignment in violation of this Agreement shall be null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ANDEAVOR LOGISTICS LP
By: Tesoro Logistics GP, LLC, its general partner

By	/s/ Steven M. Sterin
Name: Steven M. Sterin
Title: Chief Financial Officer and President

TESORO LOGISTICS GP, LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chief Executive Officer

WNRL MERGER SUB LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chief Executive Officer

WNRL GP MERGER SUB LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

WESTERN REFINING LOGISTICS, LP
By: Western Refining Logistics GP, LLC, its general partner

By	/s/ C. Douglas Johnson
Name: C. Douglas Johnson
Title: President

WESTERN REFINING LOGISTICS GP, LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B

Opinion of Citigroup Global Markets Inc.

August 12, 2017

The Conflicts Committee

       of the Board of Directors

Western Refining Logistics GP, LLC,

      in its capacity as General Partner of Western Refining Logistics, LP

212 N. Clark Drive

El Paso, Texas 79905

The Conflicts Committee:

You have requested our opinion as to the fairness, from a financial point of view, to holders of common units representing limited partner interests in Western Refining Logistics, LP (“WNRL” and, such common units, “WNRL Common Units”), other than Andeavor (“Andeavor”), Andeavor Logistics LP (“ALLP”), Tesoro Logistics GP, LLC, the general partner of ALLP (“ALLP GP”), Western Refining Logistics GP, LLC, the general partner of WNRL (“WNRL GP”), and their respective affiliates, of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among WNRL, WNRL GP, ALLP, ALLP GP, WNRL Merger Sub LLC, a wholly owned subsidiary of ALLP (“LP Merger Sub”), and WNRL GP Merger Sub LLC, a wholly owned subsidiary of ALLP (“GP Merger Sub”). As more fully described in the Agreement, LP Merger Sub will be merged with and into WNRL (the “Merger”), with WNRL as the surviving entity, and each outstanding WNRL Common Unit will be converted into the right to receive 0.5233 (the “Exchange Ratio”) of a common unit representing limited partnership interests in ALLP (“ALLP Common Units”).

We understand that, in connection with the Merger, (i) ALLP GP’s general partnership interest in ALLP will be converted into a non-economic general partnership interest in ALLP, and the incentive distribution rights in ALLP will be canceled, in exchange for the issuance by ALLP of ALLP Common Units to ALLP GP (the “IDR Restructuring”), (ii) incentive distribution rights in WNRL will be canceled, (iii) each TexNew Mex unit representing limited partner interests in WNRL (“WNRL TexNew Mex Units”) will be converted into TexNew Mex units representing limited partnership interests in ALLP (“ALLP TexNew Mex Units”), (iv) GP Merger Sub will be merged with and into WNRL GP, with WNRL GP as the surviving entity, and (v) certain WNRL Common Units owned directly or indirectly by Western Refining Southwest, Inc. (“WRSW”) or its affiliates will be canceled without the issuance of ALLP Common Units to WRSW and its affiliates (the transactions described in clauses (i) through (v) above, together with the other transactions contemplated by the Agreement and related documents (other than the Merger), the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement and related documents.

In arriving at our opinion, we reviewed an execution version, provided to us on August 12, 2017, of the Agreement and held discussions with certain senior officers, directors and other representatives of WNRL GP and certain senior officers and other representatives of ALLP GP concerning the businesses, operations and prospects of WNRL and ALLP. We reviewed certain publicly available and other business and financial information relating to WNRL and ALLP provided to or discussed with us by the managements of WNRL GP and ALLP GP, including certain internal financial forecasts and other information and data relating to WNRL and ALLP provided to or discussed with us by the managements of WNRL GP and ALLP GP, in each case as reviewed and approved for our use by the Conflicts Committee of the Board of Directors of WNRL GP (the “Conflicts Committee”). We also were provided with certain information and data relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of WNRL GP and ALLP GP to result from the Merger and the Related Transactions. We reviewed the financial terms of the Merger as set forth in the Agreement in relation to, among other things: current and historical market prices of WNRL Common Units and

The Conflicts Committee

of the Board of Directors

Western Refining Logistics GP, LLC,

in its capacity as General Partner of Western Refining Logistics, LP

August 12, 2017

ALLP Common Units; the financial condition and historical and projected cash flows and other operating data of WNRL and ALLP; and the capitalization of WNRL and ALLP. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of WNRL and ALLP. We also evaluated certain potential pro forma financial effects of the Merger (after giving effect to the IDR Restructuring and other Related Transactions) on WNRL, ALLP and Andeavor utilizing the financial forecasts and other information and data relating to WNRL and ALLP and the potential strategic implications and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of WNRL GP and ALLP GP that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data that we have been directed to utilize in our analyses, we have been advised by the managements of WNRL GP and ALLP GP, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to, and are a reasonable basis upon which to evaluate, the future financial performance of WNRL and ALLP, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of WNRL GP and ALLP GP to result from, and other potential pro forma financial effects of, the Merger and the Related Transactions and the other matters covered thereby. We express no opinion as to any financial and other information or data (or underlying assumptions on which any such financial and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential strategic implications and operational benefits anticipated to result from the Merger and the Related Transactions, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have relied, at your direction, upon the assessments of the managements of WNRL GP and ALLP GP as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on WNRL and ALLP of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas and energy infrastructure industries, including commodity pricing and supply and demand for oil, refined petroleum products, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (iii) growth, expansion and other projects and acquisitions of WNRL and ALLP, including with respect to the likelihood and timing thereof and assets, capital expenditures and other financial and integration aspects involved, (iv) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key customers, suppliers, service providers, derivatives counterparties and other commercial relationships of WNRL and ALLP and (v) the ability to integrate the operations of WNRL and ALLP. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on WNRL, ALLP, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

The Conflicts Committee

of the Board of Directors

Western Refining Logistics GP, LLC,

in its capacity as General Partner of Western Refining Logistics, LP

August 12, 2017

In connection with our opinion, we have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of WNRL, ALLP or any other entity nor have we made any physical inspection of the properties or assets of WNRL, ALLP or any other entity. We have assumed, with your consent, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that there will not be any delays, limitations, restrictions, conditions or other actions, including any divestiture or other requirements, amendments or modifications, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, the Related Transactions or otherwise that would have an adverse effect on WNRL, ALLP, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Merger will qualify for the intended tax treatment contemplated by the Agreement. Our opinion, as set forth herein, relates to the relative values of WNRL and ALLP. We are not expressing any view or opinion as to the value of WNRL Common Units held by Andeavor or its affiliates or any general partner interests in WNRL or ALLP, the actual value of ALLP Common Units, ALLP TexNew Mex Units or any other securities when issued in the Merger and the Related Transactions or the prices at which WNRL Common Units, ALLP Common Units, WNRL TexNew Mex Units, ALLP TexNew Mex Units or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger and the Related Transactions. Representatives of WNRL GP have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of WNRL GP as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders with respect to control or other rights or aspects which may distinguish such holders or the securities of WNRL held by such holders and our analyses and opinion do not address, take into consideration or give effect to any rights, preferences, restrictions or limitations that may be attributable to any such securities nor does our opinion in any way address any other consideration payable in connection with the Merger or any Related Transactions, including consideration payable to Andeavor and/or its affiliates, or proportionate allocation or relative fairness. Our opinion does not address the Related Transactions or any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions or any terms, aspects or implications of any support, partnership agreement amendment or restructuring agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of WNRL with respect to the acquisition of all or a part of WNRL. We express no view as to, and our opinion does not address, the underlying business decision of WNRL GP to effect or enter into the Merger or any Related Transactions, the relative merits of the Merger or any Related Transactions as compared to any alternative business strategies that might exist for WNRL or the effect of any other transaction which WNRL might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Merger or any Related Transactions, or any class of such persons, relative to the Exchange Ratio or otherwise. Our opinion is necessarily based upon information available, and

The Conflicts Committee

of the Board of Directors

Western Refining Logistics GP, LLC,

in its capacity as General Partner of Western Refining Logistics, LP

August 12, 2017

financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industries in which WNRL and ALLP operate, have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on WNRL, ALLP, the Merger or the Related Transactions (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to the Conflicts Committee in connection with the proposed Merger and will receive a fee for such services, of which a portion was payable in connection with our engagement and the principal portion is payable in connection with the delivery of this opinion. In addition, we may receive an additional fee in the sole discretion of the Conflicts Committee. WNRL also has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Western Refining, Inc. (“Western”), WNRL and certain of their respective affiliates unrelated to the proposed Merger and the Related Transactions, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) co-manager and an underwriter for an equity offering of WNRL and (ii) a lender under an asset-based credit facility of an affiliate of Western. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Andeavor, ALLP and certain of their respective affiliates, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) joint bookrunner, joint bookrunning manager and/or joint global coordinator and an underwriter for certain equity and debt offerings of ALLP and (ii) co-syndication agent, joint lead arranger and/or joint bookrunner for, and/or as a lender under, certain asset-based and other credit facilities of Andeavor and ALLP. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of WNRL, Andeavor, ALLP and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Western, WNRL, Andeavor, ALLP and their respective affiliates.

Our advisory services to the Conflicts Committee and the opinion expressed herein are provided for the information of the Conflicts Committee (in its capacity as such) in its evaluation of the proposed Merger. Our opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any Related Transactions or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to holders of WNRL Common Units (other than Andeavor, ALLP, ALLP GP, WNRL GP and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex C

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ANDEAVOR LOGISTICS LP

Dated [●], 2017

C-i

C-ii

C-iii

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF ANDEAVOR LOGISTICS LP

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ANDEAVOR LOGISTICS LP dated as of [●], 2017, is entered into by and between Tesoro Logistics GP, LLC, a Delaware limited liability company, as the General Partner, together with any other Persons who are or become Partners in the Partnership or parties hereto as provided herein.

WHEREAS, the General Partner, the Organizational Limited Partner, Tesoro Alaska and Tesoro R&M entered into that certain First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP on April 26, 2011, as amended by Amendment No. 1 thereto, dated as of December 2, 2014, and Amendment No. 2 thereto, dated as of November 21, 2016 (as so amended, the “Original Restated Agreement”);

WHEREAS, the General Partner, without the approval of any Limited Partner, may amend any provision of the Partnership Agreement (i) pursuant to Section 13.1(d)(i) of the Partnership Agreement to reflect a change that does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect or (ii) pursuant to Section 13.1(g) of the Partnership Agreement to reflect an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement;

WHEREAS, on the date hereof, pursuant to that certain Agreement and Plan of Merger, dated as of August 13, 2017, by and among the Partnership, the General Partner, WNRL Merger Sub LLC, a Delaware limited liability company and wholly owned Subsidiary of the Partnership (“LP Merger Sub”), WNRL GP Merger Sub LLC, a Delaware limited liability company and wholly owned Subsidiary of the Partnership (“GP Merger Sub”), WNRL and WNRL GP (the “WNRL Merger Agreement”), (i) LP Merger Sub will merge with and into WNRL, with WNRL surviving as an indirect wholly owned subsidiary of the Partnership, and certain limited partner interests in WNRL will convert into the right to receive Partnership Interests, (ii) GP Merger Sub will merge with and into WNRL GP, with WNRL GP surviving as an indirect wholly owned subsidiary of the Partnership, and (iii) the Partnership will issue Partnership Interests designated as “TexNew Mex Units” having the rights, preferences and privileges set forth in this Agreement to Western Refining Southwest, in each case in accordance with, and with the terms specified in, the WNRL Merger Agreement;

WHEREAS, on the date hereof, pursuant to that certain Sponsor Equity Restructuring Agreement, dated as of August 13, 2017, by and among the Partnership, the General Partner and Andeavor (the “Sponsor Equity Restructuring Agreement”), the Partnership will issue 78,000,000 Common Units to the General Partner in consideration for (i) the cancellation of the General Partner’s interest in the Incentive Distribution Rights (as defined in the Original Restated Agreement) of the Partnership and (ii) the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership, in each case in accordance with, and with the terms specified in, the Sponsor Equity Restructuring Agreement;

WHEREAS, in connection with the closing of the transactions contemplated by the WNRL Merger Agreement and the Sponsor Equity Restructuring Agreement, Andeavor desires to waive its right to receive certain distributions with respect to its Common Units, for the periods and subject to and on the terms and conditions set forth herein; and

WHEREAS, the General Partner has adopted this Agreement pursuant to Section 13.1 of the Original Restated Agreement after having determined that the changes to the Original Restated Agreement effected by the adoption of this Agreement (i) do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect or (ii) are necessary or appropriate in connection with the authorization or issuance of a class of Partnership Securities pursuant to Section 5.6.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing over the long-term the operating capacity or operating income of the Partnership Group from the operating capacity or operating income of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Actual TexNew Mex Maintenance Capital Expenditures” means, with respect to any Quarter, the amount of Maintenance Capital Expenditures attributable to the TexNew Mex Shared Segment on a stand-alone basis, as determined by the General Partner, to the extent applicable, in accordance with U.S. GAAP.

“Actual TexNew Mex Operating Expenses” means, with respect to any Quarter, the amount of operating costs and expenses attributable to the TexNew Mex Shared Segment on a stand-alone basis, as determined by the General Partner, to the extent applicable, in accordance with U.S. GAAP, excluding any amounts attributable to depreciation and amortization expenses.

“Actual TexNew Mex Volumes” means, with respect to any Quarter, the total volume of crude oil actually transported on the TexNew Mex Pipeline Portion, during such Quarter, divided by the number of days in such Quarter.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, as it may be amended, supplemented or restated from time to time.

“Andeavor” means Andeavor, a Delaware corporation (formerly Tesoro Corporation).

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, member, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 5.12 or distributions to the holders of Common Units in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers, if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner, if the General Partner is a limited partnership, as applicable.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or the construction of new or the improvement or replacement of existing, capital assets (including pipelines, terminals, tankage, tanker trucks, docks, truck racks and other storage, distribution or transportation facilities and related or similar midstream or logistics assets) or (c) capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has an equity interest, or after such capital contribution will have an equity interest, to fund such Group Member’s pro rata share of the cost of the addition or improvement to, the acquisition of existing, the construction of new or the improvement or replacement of existing capital assets (including pipelines, terminals, tankage, tanker trucks, docks, truck racks and other storage, distribution or transportation facilities and related or similar midstream or logistics assets) by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase over the long-term the operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity or operating income of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided that the Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” has the meaning assigned to such term in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” means the date upon which a Capital Improvement is first put into commercial service by a Group Member following completion of construction development and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed of one or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than Common Units and other awards that are granted to such director under the LTIP and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property or other assets shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of April 26, 2011, among the Partnership, the General Partner, Andeavor, Tesoro Alaska, Tesoro R&M and Tesoro High Plains, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” has the meaning assigned to such term in Section 15.1(a).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former general partner from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Effective TexNew Mex Tariff” means, with respect to any Quarter, the volume weighted average TexNew Mex Allocated Tariff Portion payable by customers for transportation services on the TexNew Mex Pipeline Portion in respect of services rendered during such Quarter.

“Eligibility Certificate” is defined in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose (a) federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Excess Distribution” is defined in Section 6.1(d)(iii).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii).

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred to finance the construction or development of a Capital Improvement and paid during the period beginning on the date that a Group Member enters into a binding commitment to commence the construction or development of such Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such construction or development period interest payments (including periodic net payments under related interest rate swap agreements) paid during such period shall also be deemed to be debt incurred to finance the construction or development of a Capital Improvement. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“FERC” means the Federal Energy Regulatory Commission.

“General Partner” means Tesoro Logistics GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to receive distributions of Available Cash upon the liquidation or winding-up of the Partnership.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“GP Merger Sub” has the meaning assigned to such term in the recitals.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holdback Amounts” has the meaning assigned to such term in Section 5.12(b)(iii)(B).

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, director, officer, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, director, officer, employee, agent, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Ineligible Holder” has the meaning assigned to such term in Section 4.9(c).

“Initial Limited Partners” means the Organizational Limited Partner, the General Partner and the Underwriters upon the issuance by the Partnership of Common Units in connection with the Initial Offering.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, TexNew Mex Units or other Partnership Securities (other than a General Partner Unit) or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidation or Sale Loss” means any Net Loss recognized after the Liquidation Date or upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group).

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LP Merger Sub” has the meaning assigned to such term in the recitals.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, assets) made to maintain the long-term operating capacity of the assets of or the operating income of the Partnership Group.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property or other consideration reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other consideration is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2). “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of April 26, 2011, among Andeavor, Tesoro R&M, Tesoro Companies, Inc., a Delaware corporation, Tesoro Alaska, the General Partner and the Partnership, as such agreement may be amended, supplemented or restated from time to time.

“Operational Services Agreement” means that certain Operational Services Agreement, dated as of April 26, 2011, among Andeavor, the Partnership, Tesoro Companies Inc., Tesoro R&M, Tesoro Alaska, Tesoro High Plains, Tesoro Logistics Operations LLC and the General Partner as such agreement may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Organizational Limited Partner” means Andeavor, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Original Restated Agreement” has the meaning assigned to such term in the recitals.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates)

beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Andeavor Logistics LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Partnership Representative” has the meaning assigned to such term in Section 9.3(b).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, General Partner Units, TexNew Mex Units and the Special Limited Partner Interest.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, as the case may be, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to (x) the General Partner Interest, (y) the TexNew Mex Units and (z) the Special Limited Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pipeline and Gathering Services Agreement” means the Pipeline and Gathering Services Agreement, dated as of October 16, 2013, by and among, Western Refining Company, L.P., a Delaware limited partnership, Western Refining Southwest, and Western Refining Pipeline, LLC, a Delaware limited liability company, as amended from time to time.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of TexNew Mex Units, apportioned equally among all holders of TexNew Mex Units in accordance with the relative number or percentage of TexNew Mex Units held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership.

“Rate Eligibility Trigger” is defined in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Securities of any class for which a Transfer Agent has been appointed, the Person in whose name a Partnership Security of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day or (b) with respect to other classes of Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333-171525) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Special Limited Partner Interest” means a Partnership Security which shall confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to the Special Limited Partner Interest (and no other rights otherwise available to holders of a Partnership Security).

“Sponsor Equity Restructuring Agreement” has the meaning assigned to such term in the recitals.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Target TexNew Mex Maintenance Capital Expenditures” means, initially, $484,455 per Quarter, subject to an increase on the last day of each calendar year, beginning on December 31, 2017, by a percentage equal to the annual change in the Producer Price Index for Finished Goods, seasonally adjusted, as published by the Department of Labor.

“Target TexNew Mex Operating Expenses” means, initially, $1,070,901 per Quarter, subject to an increase on the last day of each calendar year, beginning on December 31, 2017, by a percentage equal to the annual change in the Producer Price Index for Finished Goods, seasonally adjusted, as published by the Department of Labor.

“Tesoro Alaska” means Tesoro Alaska Company, a Delaware corporation.

“Tesoro High Plains” means Tesoro High Plains Pipeline Company LLC, a Delaware limited liability company.

“Tesoro R&M” means Tesoro Refining and Marketing Company, a Delaware corporation.

“TexNew Mex Allocated Tariff Portion” means 69.80% of the TexNew Mex Tariff in effect from time to time.

“TexNew Mex Assets” means the TexNew Mex Contributed Assets, as improved, expanded, or otherwise modified from time to time by the Partnership in its operation of the TexNew Mex Shared Segment.

“TexNew Mex Base Amount” means, initially, for each Quarter:

(a) the product of (i) 13,000 multiplied by (ii) the number of days in the applicable Quarter multiplied by (iii) the Effective TexNew Mex Tariff with respect to such Quarter, minus

(b) the lesser of (i) Actual TexNew Mex Operating Expenses for such Quarter and (ii) Target TexNew Mex Operating Expenses for such Quarter, minus

(c) the lesser of (i) Actual TexNew Mex Maintenance Capital Expenditures for such Quarter and (ii) Target TexNew Mex Maintenance Capital Expenditures for such Quarter;

provided, however, that if at any time the Conflicts Committee approves an adjustment to the TexNew Mex Base Amount with the consent of holders of a majority of the TexNew Mex Units, such adjusted amount shall be the TexNew Mex Base Amount.

“TexNew Mex Contributed Assets” has the meaning given to such term in the TexNew Mex Contribution Agreement.

“TexNew Mex Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of October 30, 2015, by and among WNRL, WNRL GP, Western Refining, Inc., a Delaware corporation, and Western Refining Southwest.

“TexNew Mex Contributed Percentage” means 30.77% (being a fraction (expressed as a percentage) equal to the quotient of (i) $80,000,000 divided by (ii) $260,000,000).

“TexNew Mex Pipeline” means the FERC-regulated pipeline extending from WNRL’s crude oil station in Bisti, New Mexico in the Four Corners region to its T Station in Eddy County, New Mexico.

“TexNew Mex Pipeline Portion” means that portion of the TexNew Mex Pipeline comprised of the approximate 375-mile segment of the FERC-regulated pipeline extending from WNRL’s crude oil station in Star Lake, New Mexico in the Four Corners region to its T Station in Eddy County, New Mexico.

“TexNew Mex Shared Segment” means (i) the business and operation of the TexNew Mex Assets and (ii) all revenue and expenses attributable to the business and operation of the TexNew Mex Assets (including the portion of any joint tariffs attributable to the TexNew Mex Assets, but excluding any other portion of such joint tariffs).

“TexNew Mex Shared Segment Distributable Cash Flow” means, for each Quarter:

(a) the product of (i) Actual TexNew Mex Volumes for such Quarter multiplied by (ii) the number of days in such Quarter multiplied by (iii) the Effective TexNew Mex Tariff with respect to such Quarter, minus

(b) Actual TexNew Mex Operating Expenses for such Quarter, minus

(c) Actual TexNew Mex Maintenance Capital Expenditures for such Quarter,

(d) plus any increase or minus any decrease in deferred revenue attributable to the TexNew Shared Segment with respect to such Quarter, plus

(e) any revenue attributable to the TexNew Mex Shared Segment during such Quarter due to the expiration of any TexNew Mex Credits (as such term is defined in the Pipeline and Gathering Services Agreement) or similar credits contemplated by any other transportation agreement entered into by WNRL and its Subsidiaries with respect to the provision of transportation services on the TexNew Mex Pipeline Portion.

In determining the TexNew Mex Shared Segment Distributable Cash Flow (including any input in the calculation of TexNew Mex Shared Segment Distributable Cash Flow), the General Partner may utilize any methods to allocate revenue, expenses and other items to the TexNew Mex Shared Segment as it determines to be reasonable and appropriate.

“TexNew Mex Tariff” means the per barrel rate on file with the FERC encompassing transportation of crude oil the full length of the TexNew Mex Pipeline terminating at the Partnership’s T Station and a segment of pipeline originating at the Partnership’s T Station and terminating at the Partnership’s Mason Station, as such tariff may be in effect from time to time.

“TexNew Mex Unit” means a Partnership Interest having the rights and obligations specified with respect to TexNew Mex Units in this Agreement. The term “Common Unit” does not refer to or include TexNew Mex Units.

“Trading Day” has the meaning assigned to such term in Section 15.1(a).

“Transaction Documents” has the meaning assigned to such term in Section 7.1(b).

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Securities; provided, that if no Transfer Agent is specifically designated for any class of Partnership Securities, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated as of April 19, 2011 among the Underwriters, Andeavor, the Partnership, the General Partner, Tesoro R&M and Tesoro Alaska Company providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby), (ii) the TexNew Mex Units or (iii) the Special Limited Partner Interest.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unitholders” means the holders of Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Western Refining Southwest” means Western Refining Southwest, Inc., an Arizona corporation.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“WMLP Incentive Distribution Rights” has the meaning assigned to such term in the WNRL Merger Agreement.

“WNRL” means Western Refining Logistics, LP, a Delaware limited partnership.

“WNRL GP” means Western Refining Logistics GP, LLC, a Delaware limited liability company.

“WNRL Merger Agreement” has the meaning assigned to such term in the recitals.

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2    Construction

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and the General Partner hereby amends and restates the Original Restated Agreement in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2    Name

The name of the Partnership shall be “Andeavor Logistics LP”. Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 251 Little Falls Drive, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 19100 Ridgeway Parkway, San Antonio, Texas 78259, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 19100 Ridgeway Parkway, San Antonio, Texas 78259, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to so propose or approve free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5    Powers

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Term

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7    Title to Partnership Assets

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3    Outside Activities of the Limited Partners

Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4    Rights of Limited Partners

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305 of the Delaware Act, which is restricted to the extent set forth below), and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership; provided, however, that the requirements of this Section 3.4(a)(i) shall be satisfied by furnishing to a Limited Partner upon its demand pursuant to this Section 3.4(a)(i) either (A) the

Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q and 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Securities Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1     Certificates

Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates that may be issued, if any, shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer or director of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. With respect to any Units outstanding prior to the effectiveness of this Agreement that are represented by physical certificates, the General Partner may determine that such Units will no longer be represented by physical certificates and may, upon written notice to the holders of such Units and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Units to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders

The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4    Transfer Generally

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or Limited Partner and the term “transfer” shall not mean any such disposition.

Section 4.5     Registration and Transfer of Limited Partner Interests

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Upon the receipt of proper transfer instructions from the registered owner of uncertificated Common Units, such uncertificated Common Units shall be cancelled, issuance of new equivalent uncertificated Common Units or Certificates shall be made to the holder of Common Units entitled thereto and the transaction shall be recorded upon the Partnership’s register.

(d) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest

(a) Subject to Section 4.6(c) below, prior to June 30, 2021 the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after June 30, 2021 the General Partner may transfer all or any part of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

(d) For purposes of clarification, the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership as of the date hereof is not a transfer of the General Partner Interest subject to this Section 4.6.

Section 4.7    [Reserved]

Section 4.8    Restrictions on Transfers

(a) Except as provided in Section 4.8(d), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) [Reserved]

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(e) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ANDEAVOR LOGISTICS LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ANDEAVOR LOGISTICS LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE ANDEAVOR LOGISTICS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). TESORO LOGISTICS GP, LLC, THE GENERAL PARTNER OF ANDEAVOR LOGISTICS LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ANDEAVOR LOGISTICS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9     Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that

(i) the Partnership’s status other than as an association taxable as a corporation for U.S. federal income tax purposes or the failure of the Partnership otherwise to be subject to an entity-level tax for U.S. federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the federal income tax status) of one or more Limited Partners, has or will reasonably likely have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or advisable to establish those Limited Partners whose federal income tax status does not or would not have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status (or, if the General Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) of the Limited Partner as the General Partner determines to be necessary or advisable to establish and those Limited Partners whose status as a Limited Partner does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Limited Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that with respect to any Limited Partner (and its beneficial owners) who fails to furnish to the General Partner within a reasonable period requested an Eligibility Certificate and any other information, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner is not an Eligible Holder (such a Limited Partner an “Ineligible Holder”), the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(d) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interest (representing the right to receive its share of such distribution in kind).

(f) At any time after a holder can and does certify that it has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder upon approval of the General Partner, shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Limited Partner Interests.

Section 4.10    Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or any other information requested within a reasonable period of time specified in amendments adopted pursuant to Section 4.9, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or Transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Conversion of the General Partner Interest and Cancellation of Incentive Distribution Rights

(a) Pursuant to this Agreement and the Sponsor Equity Restructuring Agreement, the General Partner Interest (as defined in the Original Restated Agreement) in the Partnership that existed immediately prior to the execution of this Agreement is hereby converted into a non- economic general partner interest in the Partnership. As of the execution of this Agreement, the General Partner hereby continues as general partner of the Partnership and holds the General Partner Interest and the Partnership is hereby continued without dissolution.

(b) Concurrently with the execution of this Agreement and pursuant to this Agreement and the Sponsor Equity Restructuring Agreement, all outstanding Incentive Distribution Rights (as defined in the Original Restated Agreement) are being redeemed by the Partnership and such Incentive Distribution Rights are hereby cancelled.

(c) Pursuant to the Sponsor Equity Restructuring Agreement and in consideration for the transactions set forth in Section 5.1(a) and Section 5.1(b), the Partnership has issued 78,000,000 Common Units to the General Partner on the date hereof, which issuance is hereby ratified and approved.

Section 5.2    Contributions by the General Partner

Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Limited Partners

No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4    Interest and Withdrawal

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(a), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, derived from the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, including with respect to any adjustment pursuant to this Section 5.5(d)(i) during the taxable period (or portion thereof) that begins after December 31, 2016 and ends immediately after the closing of the transactions set forth in the Sponsor Equity Restructuring Agreement, a value for the Incentive Distribution Rights and the General Partner Interest owned by the General Partner that is equal to the current trading price of the Common Units received by the General Partner pursuant to the terms of the Sponsor Equity Restructuring Agreement, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property(other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6    Issuances of Additional Partnership Securities

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest (represented by General Partner Units) into Units pursuant to the terms of this Agreement, (iii) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7    [Reserved]

Section 5.8    No Preemptive Right

No Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created.

Section 5.9    Splits and Combinations

(a) Subject to Section 5.9(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (with fractional Units equal to or greater than a 0.5 Unit being rounded to the next higher Unit).

Section 5.10    Fully Paid and Non-Assessable Nature of Limited Partner Interests

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

Section 5.11    [Reserved]

Section 5.12    Establishment of TexNew Mex Units

(a) General. The General Partner hereby designates and creates a class of Partnership Interests to be designated as “TexNew Mex Units” and initially consisting of a total of 80,000 TexNew Mex Units issued to Western Refining Southwest in accordance with the WNRL Merger Agreement. In accordance with Section 5.6, the General Partner shall have the power and authority to issue additional TexNew Mex Units in the future.

(b) Rights of TexNew Mex Units. The TexNew Mex Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Initial Capital Account. The initial Capital Account with respect to each TexNew Mex Unit will be equal to $1,000.

(ii) Allocations. The TexNew Mex Units shall not be entitled to receive any (i) Net Income allocations pursuant to Section 6.1(a), (ii) Net Loss allocations pursuant to Section 6.1(b) or (iii) except as otherwise provided in Section 6.1(d)(xii), special allocations pursuant to Section 6.1(d) (other than Required Allocations).

(iii) Distributions.

(A) The holders of the TexNew Mex Units shall be entitled to receive distributions of Available Cash only to the extent set forth in Section 5.12(b)(iii)(B).

(B) Prior to making any distributions of Available Cash with respect to any Quarter pursuant to Section 6.3, subject to Section 17-607 of the Delaware Act, Available Cash with respect to any Quarter will first be distributed to the holders of the TexNew Mex Units, Pro Rata, as of the Record Date established for distributions to Partners with respect to such Quarter, in an amount equal to eighty percent (80%) of the excess, if any, of (1) the TexNew Mex Shared Segment Distributable Cash Flow with respect to such Quarter over (2) the TexNew Mex Base Amount with respect to such Quarter, less any amounts reserved with the consent of holders of a majority of the TexNew Mex Units in accordance with Section 5.12(b)(iv)(C) to fund Expansion Capital Expenditures or Investment Capital Expenditures with respect to the TexNew Mex Shared Segment (any such amounts, “Holdback Amounts”).

(C) Promptly following any determination by the General Partner that it will not utilize any portion of any Holdback Amounts in the manner approved by the holders of TexNew Mex Units, the General Partner shall cause such Holdback Amounts to be distributed to the holders of the TexNew Mex Units as of the Record Date for the next regular distribution in accordance with this Section 5.12(b)(iii), Pro Rata, on the date of payment of the next regular distribution in accordance with this Section 5.12(b)(iii).

(iv) Voting Rights. Except as set forth in this Section 5.12(b)(iv) and Section 13.3(c) and except to the extent the Delaware Act requires that the TexNew Mex Units have a vote as a class on any matter, the TexNew Mex Units shall not have any voting rights. With respect to any matter on which the TexNew Mex Units are entitled to vote, each TexNew Mex Unit will be entitled to one vote on such matter. The General Partner shall not, without the affirmative vote or written consent of holders of a majority of the TexNew Mex Units then Outstanding:

(A) amend, alter, modify or change this Section 5.12 (or vote or consent or resolve to take such action) or amend, alter, modify or change any other provision of this Agreement in a manner that would have a material adverse effect on the rights or preferences of holders of TexNew Mex Units in relation other classes of Partnership Interests;

(B) authorize the issuance of any class or series of Partnership Interests with distribution rights that are senior to or on a parity with the TexNew Mex Units;

(C) reserve any Holdback Amounts or utilize any Holdback Amounts in a manner other than as approved by holders of TexNew Mex Units in accordance with this Section 5.12(b)(iv);

(D) sell, transfer or otherwise dispose of any material portion of the TexNew Mex Assets; or

(E) issue any additional TexNew Mex Units.

(v) Redemption and Conversion Rights. The TexNew Mex Units will be perpetual and shall not have any rights of redemption or conversion.

(vi) Certificates; Book-Entry. Unless the General Partner shall determine otherwise, the TexNew Mex Units shall not be evidenced by certificates. Any certificates relating to the TexNew Mex Units that may be issued will be in such form as the General Partner may approve.

(vii) Transfer of TexNew Mex Units. No holder of any TexNew Mex Unit may transfer any or all of the TexNew Mex Units held by such holder without the prior written approval of the General Partner, unless the transfer complies with any applicable requirements set forth in Article IV and either (A) the transfer is to an Affiliate of the holder or (B) the transfer is to any Person who is, or will be substantially concurrently with the completion of the transfer, an Affiliate of the General Partner.

Section 5.13     Establishment of the Special Limited Partner Interest

(a) General. The General Partner hereby designates and creates a class of Partnership Securities to be designated as the “Special Limited Partner Interest,” having only the rights, preferences and privileges and shall be subject to the duties and obligations as set forth in this Section 5.13.

(b) Rights of the Special Limited Partner Interest. The Special Limited Partner Interest shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) Allocations. The Special Limited Partner Interest shall not be entitled to receive any (i) Net Income allocations pursuant to Section 6.1(a), (ii) Net Loss allocations pursuant to Section 6.1(b) or (iii) except as otherwise provided in Section 6.1(d)(xiii), special allocations pursuant to Section 6.1(d) (other than Required Allocations); provided, however, in the event of allocating Liquidation or Sale Loss, any such loss shall not be allocated pursuant to Section 6.1(b)(i) but instead shall be allocated to the holder of the Special Limited Partner Interest and to the Unitholders in accordance with, and in proportion to, the positive balances of their respective Capital Accounts (provided, that such loss shall not be allocated to any Unitholder to the extent that such allocations would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account)); and then any remaining Liquidation or Sale Loss shall be allocated pursuant to Section 6.1(b)(ii).

(ii) Distributions. Except as set forth in Section 12.4 with respect to an event of dissolution and liquidation of the Partnership, the holder of the Special Limited Partner Interest shall not be entitled to any distributions.

(iii) Voting Rights. Unless otherwise required by the Delaware Act, the Special Limited Partner Interest shall not be entitled to vote on any matters, whether or not any other Partners are entitled to vote thereon.

(iv) No Certificates. Unless the General Partner shall determine otherwise, the Special Limited Partner Interest shall not be evidenced by certificates. Any certificate relating to the Special Limited Partner Interest that may be issued will be in such form as the General Partner may approve.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1     Allocations for Capital Account Purposes

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner as necessary to eliminate any deficit balance in the General Partner’s Capital Account; and

(ii) Second, the balance, if any, to the Unitholders, Pro Rata.

(b) Net Loss. After giving effect to the special allocations set forth in Section 6.1(d), Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) Second, the balance, if any, 100% to the General Partner.

(c) [Reserved]

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this

Section 6.1(d) and other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii) with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations. If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution. For the avoidance of doubt, this Section 6.1(d)(iii) shall not apply with respect to any disparity between a distribution to a Unit compared to (A) a distribution to a TexNew Mex Unit or (B) a distribution to a Common Unit subject to the conditions imposed by Section 6.4.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated with and under any method approved by the applicable Treasury Regulations promulgated under Section 752 of the Code as chosen by the General Partner.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law. For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code. For the avoidance of doubt, the General Partner shall make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss to provide uniformity to Common Units subject to the conditions imposed by Section 6.4 in preparation for a transfer of such Common Units (other than a transfer to an Affiliate).

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xii)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xii)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Allocations for the TexNew Mex Shared Segment and the TexNew Mex Units.

(A) For each taxable period that any TexNew Mex Units are Outstanding, immediately following the application of Section 6.1(d)(iii), the holders of the TexNew Mex Units shall be allocated, Pro Rata, gross income or gain until the aggregate amount of such items allocated to the holders of the TexNew Mex Units pursuant to this Section 6.1(d)(xii)(A) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all distributions made to the holders of the TexNew Mex Units pursuant to Section 5.12(b)(iii).

(B) For each taxable period that any TexNew Mex Units are Outstanding, the holders of TexNew Mex Units shall be allocated, Pro Rata, an amount equal to the sum of (1) the product of (x) the TexNew Mex Contributed Percentage times (y) the amount of depreciation, amortization, depletion or any other form of cost recovery attributable to the TexNew Mex Contributed Assets for such taxable period, plus (2) the amount of depreciation, amortization, depletion or any other form of cost recovery attributable to any Expansion Capital Expenditures or Investment Capital Expenditures funded by the Holdback Amounts. Any depreciation, amortization, depletion or any other form of cost recovery attributable to the TexNew Mex Contributed Assets or any Expansion Capital Expenditures or Investment Capital Expenditures not allocated pursuant to this Section 6.1(d)(xii)(B) shall be allocated to the Partners other than the holders of the TexNew Mex Units in accordance with Sections 6.1(a) through 6.1(c).

(C) For each taxable period that any TexNew Mex Units are Outstanding, any items of Unrealized Gain or Unrealized Loss associated with the TexNew Mex Assets, or gain or loss recognized from the sale, exchange or other disposition of all or substantially all of the TexNew Mex Assets, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) shall be allocated among the holders of TexNew Mex Units, Pro Rata, and the Partners other than the holders of the TexNew Mex Units in a manner that is designed to provide that (1) the Partners other than the holders of the TexNew Mex Units will bear 100% of the economic benefits and burdens associated with the TexNew Mex Assets having a fair market value of $180,000,000 or less at the time of such allocation, (2) the holders of the TexNew Mex Units will bear 100% of the economic benefits and burdens associated with the TexNew Mex Assets having a fair market value of more than $180,000,000 but not more than $260,000,000 at the time of such allocation, and (3) the economic benefits associated with the TexNew Mex Assets having a fair market value of more than $260,000,000 at the time of such allocation being borne 80% by the holders of the TexNew Mex Units and 20% by the Partners other than the holders of the TexNew Mex Units. Any amounts allocable to the Partners other than the holders of the TexNew Mex Units pursuant to the principles set forth in this Section 6.1(d)(xii)(C) shall be allocated in accordance with Sections 6.1(a) through 6.1(c).

(xiii) Special Limited Partner Interest Cost Recovery Deductions. For any taxable period ending after the effective time of the transactions contemplated by the WNRL Merger Agreement, any and all cost recovery deductions available to the Partnership with respect to the underlying Partnership assets attributable to the prior capital account in WNRL associated with the WMLP Incentive Distribution Rights may, at the General Partner’s discretion, in whole or in part, be allocated to the holder of the Special Limited Partner Interest until the portion of the Capital Account with respect to such Special Limited Partner Interest that is attributable to the WMLP Incentive Distribution Rights is reduced to zero. In order to effect the allocations pursuant to this Section 6.1(d)(xiii) and in maintaining the Partnership’s Capital Accounts, the General Partner shall apply the “keep-your-own” method of accounting with respect to the portion of the Capital Account with respect to the Special Limited Partner Interest that is attributable to the WMLP Incentive Distribution Rights.

Section 6.2     Allocations for Tax Purposes

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3     Requirement and Characterization of Distributions; Distributions to Record Holders

(a) Within 45 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with Section 5.12 and this Article VI by the Partnership to the Partners, Pro Rata, as of the Record Date selected by the General Partner. Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law. Notwithstanding any other provision of this Agreement, all distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act. For the avoidance of doubt, the General Partner Units shall not be entitled to distributions made pursuant to this Section 6.3(a).

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Reduction of Common Unit Distributions

(a) The aggregate quarterly distributions of Available Cash, if any, to Andeavor and its Affiliates in respect of the Common Units held by Andeavor and its Affiliates shall be reduced (in the aggregate) by the following amounts: (i) $12,500,000 per Quarter commencing with distributions with respect to the Quarter ending September 30, 2017 and ending with distributions with respect to the Quarter ending December 31, 2017; (ii) $15,000,000 per Quarter commencing with distributions with respect to the Quarter ending March 31, 2018 and ending with distributions with respect to the Quarter ending December 31, 2018; and (iii) $12,500,000 per Quarter commencing with distributions with respect to the Quarter ending March 31, 2019 and ending with distributions with respect to the Quarter ending December 31, 2019.

(b) Prior to the date following the record date related to distributions with respect to the Quarter ending December 31, 2019, Andeavor and its Affiliates shall not transfer any Common Units if such transfer will result in Andeavor and its Affiliates owning a number of Common Units less than the number of Common Units reasonably required to provide for the remaining reduction in distributions set forth in Section 6.4(a).

Section 6.5    Special Provisions Relating to the Holders of Certain Common Units

Andeavor and its Affiliates shall not be permitted to transfer any Common Unit to a Person that is not an Affiliate of Andeavor until such time as the General Partner determines, based on advice of counsel, that each such transferred Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of each Common Unit held by Unitholders other than Andeavor and its Affiliates. In connection with the condition imposed by this Section 6.5, the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders other than Andeavor and its Affiliates.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities or relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants, appreciation rights and tracking and phantom interests relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Operational Services Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2    Certificate of Limited Partnership

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner’s Authority

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4    Reimbursement of the General Partner

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) Subject to the Omnibus Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

Section 7.5    Outside Activities

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner or (D) subject to the limitations contained in the Omnibus Agreement, the performance of its obligations under the Omnibus Agreement.

(b) Except as provided in the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Sections Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). Except as provided in the Omnibus Agreement, no Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners.

Section 7.7    Indemnification

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if neither Special Approval nor Unitholder approval is sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in either case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

(b) Whenever the General Partner or the Board of Directors, or any committee thereof (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors or such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in, or not opposed to, the best interests of the Partnership Group.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(f) Except as expressly set forth in this Agreement or required by the Delaware Act, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(g) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys- in- fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11    Purchase or Sale of Partnership Securities

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding individual Affiliates who are officers, directors or employees of the General Partner or any of its Affiliates) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) not to be utilized more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, that the

Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or any free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or any free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13    Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2    Fiscal Year

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports

(a) As soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the SEC’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 45 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies

(a) Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

(b) With respect to tax returns filed for taxable years beginning on or after December 31, 2017, the General Partner is designated as the “partnership representative” in accordance with the rules prescribed pursuant to Section 6223 of the Code (the “Partnership Representative”) and shall have the sole authority to act on behalf of the Partnership in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. The General Partner shall exercise, in its sole discretion, any and all authority of the Partnership Representative under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. The General Partner shall amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing the partnership audit, assessment and collection rules adopted by the Bipartisan Budget Act of 2015, including any amendments to those rules.

Section 9.4    Withholding

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Limited Partners

(a) A Person shall be admitted as a Limited Partner and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Limited Partner Interest and becomes the Record Holder of such Limited Partner Interests in accordance with the provisions of Article IV or Article V hereof. Upon the issuance of the TexNew Mex Units to Western Refining Southwest, Western Refining Southwest will be automatically admitted to the Partnership as a Limited Partner in respect of the TexNew Mex Units.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, and (iv) makes any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2    Admission of Successor General Partner

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3    Amendment of Agreement and Certificate of Limited Partnership

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor- in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on June 30, 2021 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on June 30, 2021 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2     Removal of the General Partner

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3    Interest of Departing General Partner and Successor General Partner

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the General Partner Interest (represented by General Partner Units) and other factors it may deem relevant.

If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4    [Reserved]

Section 11.5    Withdrawal of Limited Partners

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or Section 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2    Continuation of the Business of the Partnership After Dissolution

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704- 1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its

Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures

Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3    Amendment Requirements

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units, or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7    Adjournment

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) that are represented at such meeting either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1    Authority

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2    Procedure for Merger, Consolidation or Conversion

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) name and state of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger

Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vi) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(vii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or articles of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4    Certificate of Merger or Articles of Conversion

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Effect of Merger, Consolidation or Conversion

(a) At the effective time of the merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Units that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 75% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited

Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI, and Article XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices; Written Communications

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2    Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Third-Party Beneficiaries

Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8    Counterparts

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or (b) without execution hereof.

Section 16.9    Applicable Law

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(i) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding;

(ii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iii) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v)  hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10     Invalidity of Provisions

If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions and/or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11    Consent of Partners

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12    Facsimile and Email Signatures

The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

TESORO LOGISTICS GP, LLC

By:
[●]
[●]

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner

TESORO LOGISTICS GP, LLC

By:
[●]
[●]

EXHIBIT A

to the Second Amended and Restated

Agreement of Limited Partnership of

Andeavor Logistics LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Andeavor Logistics LP

No.	Common Units

In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Andeavor Logistics LP, a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 19100 Ridgewood Parkway, San Antonio, Texas 78259. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ANDEAVOR LOGISTICS LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ANDEAVOR LOGISTICS LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE ANDEAVOR LOGISTICS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). TESORO LOGISTICS GP, LLC, THE GENERAL PARTNER OF ANDEAVOR LOGISTICS LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ANDEAVOR LOGISTICS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Andeavor Logistics LP

	By:	Tesoro Logistics GP, LLC

By:
Chief Executive Officer

By:
Secretary

Countersigned and Registered by:

as Transfer Agent and Registrar

By:
Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT/TRANSFERS MIN ACT

Custodian

TEN ENT - as tenants by the entireties
	(Cust)	(Minor)

JT TEN - as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

ANDEAVOR LOGISTICS LP

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Andeavor Logistics LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

Annex D

Execution Version

SPONSOR EQUITY RESTRUCTURING AGREEMENT

among

ANDEAVOR,

ANDEAVOR LOGISTICS LP

and

TESORO LOGISTICS GP, LLC

Dated as of August 13, 2017

SPONSOR EQUITY RESTRUCTURING AGREEMENT

This SPONSOR EQUITY RESTRUCTURING AGREEMENT (this “Agreement”), dated as of August 13, 2017, is entered into between Andeavor, a Delaware corporation (“Andeavor”), Andeavor Logistics LP, a Delaware limited partnership (“AMLP”), and Tesoro Logistics GP, LLC, a Delaware limited liability company (“AMLP GP”, and together with Andeavor and AMLP, the “parties”).

RECITALS

WHEREAS, AMLP GP is the general partner of AMLP and holds a 2.0% General Partner Interest in AMLP;

WHEREAS, conditional upon the Closing, AMLP GP and AMLP have agreed to the restructuring of the Incentive Distribution Rights and the General Partner Interests (collectively, including the issuance of the Restructuring Common Units and the amendment and restatement of the Original LP Agreement, the “Transaction”);

WHEREAS, Section 13.1(d)(i) of the First Amended and Restated Agreement of Limited Partnership of AMLP, dated as of April 26, 2011 (as amended to the date hereof, the “Original LP Agreement”), provides that AMLP GP, without the approval of any Limited Partner, may amend any provision of the Original LP Agreement to reflect a change that, in the discretion of AMLP GP, does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, AMLP GP has determined, in its discretion, that this Agreement and the amendment contemplated by Section 2.2 hereof, does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Andeavor Entities” means Andeavor and any Person controlled, directly or indirectly, by Andeavor, other than AMLP GP or a AMLP Group Member; and “Andeavor Entity” means any of the Andeavor Entities.

“AMLP Group” means AMLP and its Subsidiaries (other than any WMLP Group Member following the Closing Date), treated as a single consolidated entity.

“AMLP Group Member” means any member of the AMLP Group.

“Closing” means the closing of the transactions contemplated by the Merger Agreement.

“Closing Date” means the date of the closing of the transactions contemplated by the Merger Agreement.

“EHS Assessment and Mechanical Integrity Review” means an environmental, health and safety assessment and mechanical integrity review of the WMLP Assets, which shall include without limitation a determination by AMLP, in its sole discretion, as to which WMLP Assets will require a Phase I Environmental Assessment.

“Environmental Laws” means all federal, state, and local laws, statutes, rules, regulations, orders, judgments, ordinances, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law now or hereafter in effect, relating to pollution or protection of human health and the environment including, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act, and other environmental conservation and protection laws, each as amended from time to time.

“Environmental Permit” means any permit, approval, identification number, license, registration, consent, exemption, variance or other authorization required under or issued pursuant to any applicable Environmental Law.

“Hazardous Substance” means (a) any substance that is designated, defined or classified as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law, including, without limitation, any hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, and (b) petroleum, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel, and other refined petroleum hydrocarbons.

“Losses” means any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorney’s and expert’s fees) of any and every kind or character, known or unknown, fixed or contingent.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as the date hereof, by and among WMLP, Western Refining Logistics GP, LLC, a Delaware limited liability company, AMLP, AMLP GP, WNRL Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of AMLP, and WNRL GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of AMLP.

“Phase I Environmental Assessment” means a Phase I environmental site assessment prepared in substantial conformance with ASTM 1574E-13 standards.

“Pipeline Rate Regulatory Agencies” means the applicable federal, state and local governmental or regulatory agencies having jurisdiction over rates to be charged for services provided with respect to the WMLP Assets.

“Prudent Industry Practice” means such practices, methods, acts, techniques, and standards as are in effect at the time in question that are consistent with the higher of (a) the standards generally followed by the United States pipeline, terminalling and rail industries and (b) the standards applied or followed by the Andeavor Entities in the performance of similar tasks or projects, or by AMLP GP or the AMLP Group in the performance of similar tasks or projects.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors, managers or other governing body of such Person.

“WMLP” means Western Refining Logistics, LP, a Delaware limited partnership.

“WMLP Group” means WMLP and its Subsidiaries, treated as a single consolidated entity.

“WMLP Group Member” means any member of the WMLP Group.

1.2. Other Terms. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning given to it in the Original LP Agreement.

1.3. Additional Rules of Interpretation; Construction Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(c) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(d) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and

(e) the parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

The Transaction

2.1. Effectiveness. The Transaction and the provisions of this Agreement, including the indemnification provisions in Article VI hereof, shall be conditional upon, and shall be effective only upon, the Closing of the transactions contemplated by the Merger Agreement.

2.2. Restructuring of Incentive Distribution Rights and General Partner Interests. Simultaneously with the Closing, the Original LP Agreement shall be amended and restated in its entirety by AMLP GP (acting pursuant to its authority in Sections 13.1(a), 13.1(d) and 13.1(g) of the Original LP Agreement) to read as set forth in Annex A, and as so amended and restated shall be the limited partnership agreement of AMLP (such amended and restated agreement being referred to as the “Revised LP Agreement”) until duly amended in accordance with its terms and applicable Law. Pursuant to such amendment and restatement, the Incentive Distribution Rights shall be cancelled (the “Cancellation”) and the General Partner Interest owned by AMLP GP shall be converted to a non-economic general partner interest in AMLP (the “Conversion”).

2.3. Consideration. In consideration for the Cancellation and the Conversion (and concurrently therewith), AMLP shall issue to AMLP GP, 78,000,000 Common Units (the “Restructuring Common Units”).

2.4. Further Assurances. The parties agree to execute and deliver, or cause to be executed and delivered, such further instruments or documents or take such other action as may be reasonably necessary or convenient to carry out the sponsor equity restructuring contemplated hereby.

ARTICLE III

Representations and Warranties of AMLP GP

AMLP GP hereby represents and warrants to AMLP and Andeavor that:

3.1. Organization, Good Standing and Qualification. AMLP GP is a legal entity duly organized and validly existing under the Laws of the state of Delaware and has all requisite limited liability company power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement constitutes a legal, valid and binding obligation of AMLP GP, enforceable against AMLP GP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and to legal principles of general applicability governing the availability of equitable remedies, including principles of good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (collectively, “Enforceability Exceptions”).

3.2. No Violations. The execution, delivery and performance of this Agreement by AMLP GP does not, and the consummation of the Transaction and the other transactions contemplated by this Agreement will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which AMLP GP is a party or by which AMLP GP or properties is subject or bound that is material to AMLP GP, (ii) constitute a breach or violation of, or a default under the Original LP Agreement, (iii) contravene or conflict with or constitute a violation of any provision of any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, order, writ, injunction, decree, or ruling (“Law”) binding upon or applicable to AMLP GP, or (iv) result in the creation of any liens or other encumbrances on any of AMLP GP’s assets.

3.3. Equity Interests. AMLP GP is the beneficial and record holder of the Incentive Distribution Rights and General Partner Interests and AMLP GP has good and valid title to the Incentive Distribution Rights and General Partner Interests, free and clear of all liens, encumbrances or other claims and there is no subscription, option, warrant, call, right, agreement or commitment relating to the issuance, sale, delivery, repurchase or transfer by AMLP GP of the Incentive Distribution Rights and General Partner Interests, except as set forth in the Original LP Agreement.

3.4. Investment Intent and Securities Laws Compliance.

(a) AMLP GP has been given reasonable access to full and fair disclosure of all material information regarding AMLP and the Restructuring Common Units, including reasonable access to the books and records of

AMLP. AMLP GP acknowledges and agrees that it has been provided, to its full satisfaction, with the opportunity to ask questions concerning the terms and conditions of an investment in AMLP and has knowingly and voluntarily elected instead to rely solely on its own investigation.

(b) AMLP GP understands that the Restructuring Common Units are “restricted securities” and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities Laws. AMLP GP acknowledges that the Restructuring Common Units will bear a restrictive legend to that effect. AMLP GP acknowledges and agrees that it must bear the economic risk of this investment indefinitely, that the Restructuring Common Units issued to AMLP GP hereunder may not be sold or transferred or offered for sale or transfer by it without registration under the Securities Act and an applicable state securities or “Blue Sky” Laws or the availability of exemptions therefrom, and that AMLP GP has no present intention of registering the resale of any of such Restructuring Common Units.

(c) AMLP GP has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Restructuring Common Units, and has so evaluated the merits and risks of such investment. AMLP GP is able to bear the economic risk of an investment in the Restructuring Common Units and, at the present time and in the foreseeable future, is able to afford a complete loss of such investment.

(d) AMLP GP understands that the Restructuring Common Units are being offered and issued to AMLP GP in reliance upon specific exemptions from the registration requirements of United States federal and state securities Laws and that AMLP is relying upon the truth and accuracy of, and AMLP GP’s compliance with, the representations, warranties, agreements, acknowledgments and understandings, which are true, correct and complete, of AMLP GP set forth herein in order to determine the availability of such exemptions and the eligibility of AMLP GP to acquire the Restructuring Common Units.

ARTICLE IV

Representations and Warranties of AMLP

AMLP hereby represents and warrants to AMLP GP that:

4.1. Organization, Good Standing and Qualification. AMLP is a legal entity duly organized and validly existing under the Laws of the state of Delaware and has all requisite limited partnership power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction and has obtained Special Approval for such actions. This Agreement constitutes a legal, valid and binding obligation of AMLP, enforceable against AMLP in accordance with its terms, subject to the Enforceability Exceptions.

4.2. No Violations. The execution, delivery and performance of this Agreement by AMLP does not, and the consummation of the Transaction and the other transactions contemplated by this Agreement will not, (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which any AMLP Group Member is a party or by which any AMLP Group Member or any of its properties is subject or bound that is material to the AMLP Group, (ii) constitute a breach or violation of, or a default under the Original LP Agreement, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to any AMLP Group Member, or (iv) result in the creation of any liens or other encumbrances on any assets of any AMLP Group Member.

4.3. Restructuring Common Units. The Restructuring Common Units will be duly authorized and, when issued and delivered to AMLP GP in accordance with the terms hereof, will be validly issued, fully paid (to the extent required by the Original LP Agreement and the Revised LP Agreement), and non-assessable.

ARTICLE V

Representations and Warranties of Andeavor

Andeavor hereby represents and warrants to AMLP that:

5.1. Organization, Good Standing and Qualification. Andeavor is a legal entity duly organized and validly existing under the Laws of the state of Delaware and has all requisite corporate power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction. This Agreement constitutes a legal, valid and binding obligation of Andeavor, enforceable against Andeavor in accordance with its terms, subject to the Enforceability Exceptions.

5.2. No Violations. The execution, delivery and performance of this Agreement by Andeavor does not, and the consummation of the Transaction and the other transactions contemplated by this Agreement will not, (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Andeavor or any of its Subsidiaries (other than any AMLP Group Member) is a party or by which Andeavor or any of such Subsidiaries or properties is subject or bound that is material to Andeavor and such Subsidiaries, (ii) constitute a breach or violation of, or a default under the certificate of incorporation or bylaws of Andeavor, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Andeavor or any of its Subsidiaries (other than any AMLP Group Member), or (iv) result in the creation of any liens or other encumbrances on any assets of Andeavor or any of its Subsidiaries (other than any AMLP Group Member).

ARTICLE VI

WMLP Legacy Indemnification

6.1. Environmental Indemnification. Subject to Section 6.2 and Section 6.6 and with respect to the assets owned by the WMLP Group as of the Closing Date acquired by AMLP pursuant to the Merger Agreement by virtue of its acquisition of the WMLP Group thereunder (such assets, collectively, the “WMLP Assets”), Andeavor shall indemnify, defend and hold harmless the AMLP Group from and against any Losses suffered or incurred by the AMLP Group, directly or indirectly, or as a result of any claim by a third party, by reason of or arising out of:

(a) any violation or correction of violation of Environmental Laws;

(b) any event, condition or environmental matter associated with or arising from the ownership or operation of the WMLP Assets (including, without limitation, the presence of Hazardous Substances on, under, about or migrating to or from the WMLP Assets or the disposal or release of Hazardous Substances generated by operation of the WMLP Assets at non-WMLP Asset locations) including, without limitation, (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, or other corrective action required or necessary under Environmental Laws, (B) the cost or expense of the preparation and implementation of any closure, remedial, corrective action, or other plans required or necessary under Environmental Laws, and (C) the cost and expense of any environmental or toxic tort pre-trial, trial, or appellate legal or litigation support work; and

(c) any event, condition or environmental matter or legal action pending as of the Closing Date against any WMLP Group Member, a true and correct summary of which with respect to the WMLP Assets is described on Schedule I to this Agreement;

provided, however, that with respect to any violation under Section 6.1(a) or any event, condition or environmental matter included under Section 6.1(b) that is associated with the ownership or operation of the WMLP Assets, Andeavor will be obligated to indemnify the AMLP Group only to the extent that such violation, event, condition or environmental matter (x) occurred before the Closing Date under then-applicable Environmental Laws and (y)(i) such violation, event, condition or environmental matter is set forth on Schedule II to this Agreement or (ii) (A) with respect to any WMLP Assets for which ALLP has determined in its EHS Assessment and Mechanical Integrity Review that a Phase I Environmental Assessment is not required, Andeavor is notified in writing of such violation, event, condition or environmental matter prior to the fifth anniversary of the Closing Date or (B) with respect to any WMLP Assets for which ALLP has determined in its EHS Assessment and Mechanical Integrity Review that a Phase I Environmental Assessment is required, Andeavor is notified in writing of such violation, event, condition or environmental matter prior to the tenth anniversary of the Closing Date (Sections 6.1(a) through (c) collectively, being “Covered Environmental Losses”).

6.2. Right of Way Indemnification. Subject to Section 6.6, and with respect to the WMLP Assets, Andeavor shall indemnify, defend and hold harmless the AMLP Group from and against any Losses suffered or incurred by the AMLP Group, by reason of or arising out of (a) the failure of any AMLP Group Member to be the owner of such valid and indefeasible easement rights or fee ownership or leasehold interests in and to the lands on which any crude oil or refined products pipeline or related pump station, wharf, storage tank, terminal, rail tracks or truck rack or any related facility or equipment acquired by AMLP pursuant to the Merger Agreement on the Closing Date is located as of such Closing Date, and such failure renders the AMLP Group liable to a third party or unable to use or operate the WMLP Assets in substantially the same manner that the WMLP Assets were used and operated by the WMLP Group immediately prior to the Closing Date; (b) the failure of any AMLP Group Member to have the consents, licenses and permits necessary to allow any such pipeline referred to in clause (a) of this Section 6.2 to cross the roads, waterways, railroads and other areas upon which any such pipeline is located as of the Closing Date, and such failure renders the AMLP Group liable to a third party or unable to use or operate the WMLP Assets in substantially the same manner that the WMLP Assets were used and operated by the WMLP Group immediately prior to such Closing Date; and (c) the cost of curing any condition set forth in clause (a) or (b) of this Section 6.2 that does not allow the WMLP Assets to be operated in accordance with Prudent Industry Practice, in each case to the extent (x) such matter is set forth on Schedule III to this Agreement or (y) Andeavor is notified in writing of any of the foregoing prior to the fifth anniversary of the Closing Date.

6.3. EHS Assessment and Mechanical Integrity Review; Indemnification and Reimbursement.

(a) The EHS Assessment and Mechanical Integrity Review shall be completed by AMLP within six months of the Closing Date. AMLP shall engage external environmental, health and safety and mechanical integrity consultants (“EHS Consultants”) (i) to review the plans, scope and methodology of the EHS Assessment and Mechanical Integrity Review and to advise the conflicts committee of the board of directors of AMLP GP of the appropriateness of the foregoing, (ii) to assist AMLP with the EHS Assessment and Mechanical Integrity Review, and/or (iii) upon completion of the EHS Assessment and Mechanical Integrity Review, to review and sample such assessments as reasonably required to confirm such EHS Assessment and Mechanical Integrity Review was performed according to the agreed-upon plans, scope and methodology.

(b) With respect to the WMLP Assets, Andeavor shall (i) indemnify, defend, and hold harmless the AMLP Group from and against any Losses suffered or incurred by the AMLP Group by reason of or arising out of events and conditions associated with the presence of Hazardous Substances on, under, about or migrating to or from the WMLP Assets or the disposal or release of Hazardous Substances generated by operation of the

WMLP Assets at non-WMLP Asset locations and occurring (x) after the Closing Date and before the completion of the EHS Assessment and Mechanical Integrity Review or (y) with respect to assets where the EHS Assessment and Mechanical Integrity Review has determined any remediation or upgrades are necessary, before the AMLP Group has had the opportunity to complete the upgrades or remediation efforts identified by the EHS Assessment and Mechanical Integrity Review (clauses (x) and (y), collectively, “Covered EHS Losses”) and (ii) reimburse the AMLP Group for the costs of any remediation or upgrades identified as necessary by the EHS Assessment and Mechanical Integrity Review; provided that the AMLP Group shall use its reasonable best efforts to complete any remediation or upgrades identified by the EHS Assessment and Mechanical Integrity Review in a timely manner.

6.4. Additional Indemnification. In addition to and not in limitation of the indemnification provided under Sections 6.1, 6.2 and 6.3, Andeavor shall indemnify, defend, and hold harmless the AMLP Group from and against any Losses suffered or incurred by the AMLP Group by reason of or arising out of (i) events and conditions associated with the ownership or operation of the WMLP Assets and occurring before the Closing Date (other than (x) Covered Environmental Losses, which are provided for under Section 6.1, (y) Losses covered pursuant to Section 6.2 and (z) any Covered EHS Losses, which are provided for under Section 6.3(b)) to the extent that Andeavor is notified in writing of any of the foregoing Losses prior to the tenth anniversary of the Closing Date, (ii) any pending (as of the Closing Date) legal actions against any WMLP Group Member set forth on Schedule IV to this Agreement, (iii) the failure to obtain any necessary consent from the Pipeline Rate Regulatory Agencies, if applicable, and (iv) all federal, state and local income tax liabilities attributable to the ownership or operation of the WMLP Assets prior to the Closing Date, including under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law).

6.5. Indemnification Procedures.

(a) The AMLP Group agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification under this Article VI, it will provide notice thereof in writing to Andeavor, specifying the nature of and specific basis for such claim.

(b) Andeavor shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the AMLP Group that are covered by the indemnification under this Article VI, including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such claim or any matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent of the applicable AMLP Group Member unless it includes a full release of such AMLP Group Member from such claim.

(c) The AMLP Group agrees to cooperate in good faith and in a commercially reasonable manner with Andeavor, with respect to all aspects of the defense of any claims covered by the indemnification under this Article VI, including, without limitation, the prompt furnishing to Andeavor of any correspondence or other notice relating thereto that any AMLP Group Member may receive, permitting the name of the applicable AMLP Group Member to be utilized in connection with such defense, the making available to Andeavor of any files, records or other information of any AMLP Group Member that Andeavor considers relevant to such defense, the making available to Andeavor of any employees of the AMLP Group and the granting to Andeavor of reasonable access rights to the properties and facilities of the AMLP Group; provided, however, that in connection therewith Andeavor agrees to use reasonable efforts to minimize the impact thereof on the operations of the AMLP Group and further agrees to maintain the confidentiality of all files, records, and other information furnished by any AMLP Group Member pursuant to this Section 6.5. In no event shall the obligation of any AMLP Group Member to cooperate with Andeavor as set forth in the immediately preceding sentence be construed as imposing upon such AMLP Group Member an obligation to hire and pay for counsel in connection with the defense of any claims covered by the indemnification set forth in this Article VI; provided, however, that the AMLP Group may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense. Andeavor agrees to keep any such counsel hired by the AMLP Group informed as to the status of any such defense, but Andeavor shall have the right to retain sole control over such defense.

(d) In determining the amount of any Losses for which any AMLP Group Member is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by such AMLP Group Member, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by such AMLP Group Member as a result of such claim and (ii) all amounts recovered by such AMLP Group Member under contractual indemnities from third Persons.

6.6. Limitations Regarding Indemnification.

(a) Andeavor shall not, in any calendar year, be obligated to indemnify, defend and hold harmless the AMLP Group for a Covered Environmental Loss under Section 6.1 or a Covered EHS Loss under Section 6.3(b)(i) until such time as the aggregate amount of all Covered Environmental Losses and Covered EHS Losses in such calendar year exceeds $800,000 (the “Annual Environmental Deductible”), at which time Andeavor shall be obligated to indemnify the AMLP Group for the amount of Covered Environmental Losses under Section 6.1 and Covered EHS Losses under Section 6.3(b)(i) that are in excess of the Annual Environmental Deductible that are incurred by the AMLP Group in such calendar year. Andeavor shall not, in any calendar year, be obligated to indemnify, defend and hold harmless the AMLP Group for any individual Loss under Section 6.2 until such time as the aggregate amount of all Losses under Section 6.2 that are in such calendar year exceeds $800,000 (the “Annual ROW Deductible”), at which time Andeavor shall be obligated to indemnify the AMLP Group for all Losses under Section 6.2 in excess of the Annual ROW Deductible that are incurred by the AMLP Group in such calendar year.

(b) For the avoidance of doubt, (i) there is no monetary cap on the amount of indemnity coverage provided by Andeavor under this Article VI, and (ii) the AMLP Group will not be entitled to any indemnification hereunder to the extent it has already recovered for the same Loss under any other provision of this Agreement.

(c) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT SHALL ANDEAVOR’S INDEMNIFICATION OBLIGATION HEREUNDER COVER OR INCLUDE CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR SIMILAR DAMAGES OR LOST PROFITS SUFFERED BY ANY AMLP GROUP MEMBER ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, REGARDLESS OF WHETHER ANY SUCH CLAIM ARISES UNDER OR RESULTS FROM CONTRACT, NEGLIGENCE, OR STRICT LIABILITY OF THE AMLP GROUP MEMBER WHOSE LIABILITY IS BEING WAIVED HEREBY; provided that the foregoing limitation is not intended and shall not affect special damages actually awarded to a third party or assessed by a governmental authority and for which a AMLP Group Member is properly entitled to indemnification pursuant to the express provisions of this Agreement.

ARTICLE VII

Miscellaneous and General

7.1. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

7.2. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER

JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the Federal courts of the United States of America located in the State of Delaware.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.2.

7.3. Successors and Assigns. This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be null and void.

7.4. Amendments. All waivers, modifications, amendments or alterations of this Agreement shall require the written approval of each of the parties; provided, however, that AMLP may not, without the prior approval of the conflicts committee of the board of directors of AMLP GP, agree to any amendment or modification of this Agreement.

7.5. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and the respective successors and assigns. This Agreement shall not be assignable by any party, except with the prior written consent of the other parties.

7.6. Benefit of Agreement. This Agreement is made solely for the benefit of the parties, and no other person shall have any right, claim or cause of action under or by virtue of this Agreement.

7.7. Severability. In the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall, so long as the economic and legal substance of the transactions contemplated hereby is not affected in any materially adverse manner as to either party, be deemed severed from this Agreement and every other provision of this Agreement shall remain in full force and effect.

7.8. Titles. The article, section and paragraph titles in this Agreement are only for purposes of convenience and do not form a part of this Agreement and will not be taken to qualify, explain, or affect any provision thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ANDEAVOR

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman, President and Chief Executive Officer

ANDEAVOR LOGISTICS LP

By: Tesoro Logistics GP, LLC, its general partner

By	/s/ Steven M. Sterin
Name: Steven M. Sterin
Title: Chief Financial Officer and President

TESORO LOGISTICS GP, LLC

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chief Executive Officer

[Signature Page to Sponsor Equity Restructuring Agreement]

Annex A

Second Amended and Restated Agreement of Limited Partnership of AMLP

See Annex C to the consent statement/prospectus.

PART II

Item 20. Indemnification of Directors and Officers.

Andeavor Logistics LP is a limited partnership formed under the laws of Delaware. Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

In accordance with this provision, the First Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP provides for indemnification, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events, of the following persons with respect to Andeavor Logistics LP:

(1)	its general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4)	any person who is or was a manager, managing member, officer, director, employee, agent, fiduciary or trustee of any entity described in (1), (2) or (3) above; or

(5)	any person designated by the general partner.

Any indemnification under these provisions will only be out of the assets of Andeavor Logistics LP. Unless otherwise agreed by the respective entity’s general partner, in such general partner’s sole discretion, that general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to it to enable it to effectuate, indemnification. Andeavor Logistics LP may purchase insurance against liabilities asserted against and expenses incurred by persons for their respective activities, regardless of whether such limited partnership would have the power to indemnify the person against liabilities under its limited partnership agreement.

Andeavor Logistics LP’s general partner maintains directors and officers liability insurance for the benefit of its directors and officers.

In the Merger Agreement filed as Exhibit 2.1 hereto, ALLP agrees, in addition to its existing indemnification obligations under the ALLP governing documents, to indemnify and hold harmless each present and former director and officer of WNRL General Partner from and against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person’s service as a director or officer of WNRL General Partner or employee of WNRL General Partner or WNRL (the “WNRL Parties”) or services performed by such person at the request of the WNRL Parties (including acting, at the request of the WNRL Parties, as a director, officer, employee, partner, manager, fiduciary or trustee of any other person) at or prior to the effective time of the Merger. The Merger Agreement also provides that prior to the effective time, WNRL General Partner is required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than WNRL Parties’ existing policies, subject to a premium cap.

For more information on the indemnification and directors’ and officers’ insurance provisions in the Merger Agreement, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” in the consent statement/prospectus that forms a part of this Registration Statement on Form S-4.

Item 21. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 13, 2017, among Andeavor Logistics LP, Tesoro Logistics GP, LLC, Western Refining Logistics, LP, Western Refining Logistics GP, LLC, WNRL Merger Sub LLC and WNRL GP Merger Sub LLC (attached as Annex A to the consent statement/prospectus which forms part of this registration statement). ±*

3.1	Certificate of Limited Partnership of Andeavor Logistics LP, dated December 3, 2010, as amended (incorporated by reference herein to Exhibit 3.1 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 1, 2017, File No. 001-35143).

3.2	Certificate of Formation of Tesoro Logistics GP, LLC (incorporated by reference herein to Exhibit 3.3 to Andeavor Logistics LP’s Registration Statement on Form S-1 filed on January 4, 2011, File No. 333-171525).

3.3	Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, dated April 26, 2011, as amended (incorporated by reference herein to Exhibit 3.2 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 1, 2017, File No. 001-35143).

5.1	Opinion of Latham & Watkins LLP.*

8.1	Opinion of Latham & Watkins LLP regarding certain federal income tax matters.*

8.2	Opinion of Vinson & Elkins L.L.P. regarding certain federal income tax matters.*

10.1	Support Agreement, dated as of August 13, 2017, among Andeavor Logistics LP, Western Refining Logistics, LP, St. Paul Park Refining Co. LLC and Western Refining Southwest, Inc. *

10.2	Sponsor Equity Restructuring Agreement, dated as of August 13, 2017, among Andeavor, Andeavor Logistics LP and Tesoro Logistics GP, LLC (incorporated by reference herein to Exhibit 10.2 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 14, 2017, File No. 001-35143)

21.1	Subsidiaries of Andeavor Logistics LP (incorporated herein by reference to Exhibit 21.1 to Andeavor Logistics LP’s Annual Report on Form 10-K filed on February 21, 2017, File No. 1-35143).

23.1	Consent of Latham & Watkins LLP (included as part of Exhibit 5.1 and Exhibit 8.1 hereto).*

23.2	Consent of Ernst & Young LLP relating to Andeavor Logistics LP’s financial statements.

23.3	Consent of Deloitte & Touche LLP relating to Western Refining Logistics, LP’s financial statements.

23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 8.2 hereto).*

24.1	Powers of Attorney. *

99.1	Consent of Citigroup Global Markets Inc. *

99.2	Form of Written Consent for Western Refining Logistics, LP Unitholders. *

±	Pursuant to Item 601(b)(2) of Regulation S-K, Andeavor Logistics LP agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
*	Previously filed.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to consent statement/prospectus:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

to reflect in the prospectus any facts or events arising after the effective date of the consent statement/prospectus (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the consent statement/prospectus. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective consent statement/prospectus; and

•	to include any material information with respect to the plan of distribution not previously disclosed in the consent statement/prospectus or any material change to such information in the consent statement/prospectus.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new consent statement/prospectus relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this consent statement/prospectus, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this consent statement/prospectus, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the consent statement/prospectus and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new consent statement/prospectus relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the consent statement/prospectus through the date of responding to the request.

(h)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the consent statement/prospectus when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 13, 2017, among Andeavor Logistics LP, Tesoro Logistics GP, LLC, Western Refining Logistics, LP, Western Refining Logistics GP, LLC, WNRL Merger Sub LLC and WNRL GP Merger Sub LLC (attached as Annex A to the consent statement/prospectus which forms part of this registration statement). ±*

3.1	Certificate of Limited Partnership of Andeavor Logistics LP, dated December 3, 2010, as amended (incorporated by reference herein to Exhibit 3.1 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 1, 2017, File No. 001-35143).

3.2	Certificate of Formation of Tesoro Logistics GP, LLC (incorporated by reference herein to Exhibit 3.3 to Andeavor Logistics LP’s Registration Statement on Form S-1 filed on January 4, 2011, File No. 333-171525).

3.3	Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, dated April 26, 2011, as amended (incorporated by reference herein to Exhibit 3.2 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 1, 2017, File No. 001-35143).

5.1	Opinion of Latham & Watkins LLP.*

8.1	Opinion of Latham & Watkins LLP regarding certain federal income tax matters.*

8.2	Opinion of Vinson & Elkins L.L.P. regarding certain federal income tax matters.*

10.1	Support Agreement, dated as of August 13, 2017, among Andeavor Logistics LP, Western Refining Logistics, LP, St. Paul Park Refining Co. LLC and Western Refining Southwest, Inc. *

10.2	Sponsor Equity Restructuring Agreement, dated as of August 13, 2017, among Andeavor, Andeavor Logistics LP and Tesoro Logistics GP, LLC (incorporated by reference herein to Exhibit 10.2 to Andeavor Logistics LP’s Current Report on Form 8-K filed on August 14, 2017, File No. 001-35143)

21.1	Subsidiaries of Andeavor Logistics LP (incorporated herein by reference to Exhibit 21.1 to Andeavor Logistics LP’s Annual Report on Form 10-K filed on February 21, 2017, File No. 1-35143).

23.1	Consent of Latham & Watkins LLP (included as part of Exhibit 5.1 and Exhibit 8.1 hereto).*

23.2	Consent of Ernst & Young LLP relating to Andeavor Logistics LP’s financial statements.

23.3	Consent of Deloitte & Touche LLP relating to Western Refining Logistics, LP’s financial statements.

23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 8.2 hereto).*

24.1	Powers of Attorney. *

99.1	Consent of Citigroup Global Markets Inc. *

99.2	Form of Written Consent for Western Refining Logistics, LP Unitholders. *

±	Pursuant to Item 601(b)(2) of Regulation S-K, Andeavor Logistics LP agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, in the State of Texas, on the 26th day of September, 2017.

ANDEAVOR LOGISTICS LP

By:	Tesoro Logistics GP, LLC
Its General Partner

By:	/s/ Steven M. Sterin
Steven M. Sterin President, Chief Financial Officer and Director

1

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

		Signature	Title	Date

		/s/ Gregory J. Goff Gregory J. Goff	Chairman and Chief Executive Officer (Principal Executive Officer)	September 26, 2017

		/s/ Steven M. Sterin Steven M. Sterin	President, Chief Financial Officer and Director (Principal Financial Officer)	September 26, 2017

		/s/ Blane W. Peery Blane W. Peery	Vice President and Controller (Principal Accounting Officer)	September 26, 2017

		* Raymond J. Bromark	Director	September 26, 2017

		* James H. Lamanna	Director	September 26, 2017

		* Thomas C. O’Connor	Director	September 26, 2017

		* Jeff A. Stevens	Director	September 26, 2017

		* Michael E. Wiley	Director	September 26, 2017

*	By:	/s/ Steven M. Sterin Steven M. Sterin Attorney-in-fact

2